02049774

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thiz Technology Group Ltd

*CURRENT ADDRESS Room 1504
Silvercord Tower I
30 Canton Road, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

FILE NO. 82- 34681 FISCAL YEAR 3/31

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Amy O'Brien

DATE : 9/3/02

即時科研集團有限公司*

Thiz Technology Group Limited

(incorporated in the Cayman Islands with limited liability)

www.thizgroup.com

PLACING

Sponsor

CSC Asia Limited

Co-Sponsor

Polaris Securities (Hong Kong) Limited

Financial Advisor

TIS Securities (HK) Limited

Lead Manager

CSC Securities (HK) Limited

*For identification purposes only

IMPORTANT

If you are in doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

LISTING ON THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

PLACING

Number of New Shares:	**26,000,000 (subject to Over-allotment Option)**
Number of Sale Shares:	**8,500,000**
Placing price:	**$1.19 per Share**
Nominal value:	**$0.10 each**
Stock Code:	**8119**

Sponsor

CAPITAL
CSC Asia Limited

Co-Sponsor

Polaris Securities (Hong Kong) Limited

Financial Advisor

TIS Securities (HK) Limited

Lead Manager and Book Runner

CSC Securities (HK) Limited

Lead Manager

Polaris Securities (Hong Kong) Limited

Co-Lead Managers

Celestial Capital Limited
First Shanghai Capital Limited
OSK Asia Securities Limited
CU Securities Limited
KGI Asia Limited
TIS Securities (HK) Limited

20th July, 2001

* *For identification purposes only*

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet Website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

	2001
Allotment of the New Shares and transfer of the Sale Shares on	Thursday, 26th July
Announcement of the level of indication of interests in the Placing to be published on the GEM Website at *www.hkgem.com* on	Thursday, 26th July
Share certificates to be despatched on *(Notes)*	Thursday, 26th July
Dealings in the Shares on GEM to commence on	Friday, 27th July

Notes:

1. The share certificates for Placing Shares to be distributed via CCASS are expected to be deposited into CCASS on Thursday, 26th July, 2001 for credit to the respective CCASS participants' stock accounts designated by the placees or their agents, as the case may be. No temporary documents of title will be issued.

2. **The Placing is not underwritten and is conditional upon, among other things, a minimum amount of $41,055,000 being raised under the Placing and the relevant consideration being received before the date of despatch of share certificates for the Placing Shares.**

For details of the structure of the Placing, including conditions, see the section headed "Structure of the Placing" of this prospectus.

CONTENTS

You should rely only on the information contained in this prospectus to make your investment decision.

The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus.

Any information or representation not made or contained in this prospectus must not be relied on by you as having been authorised by the Company, the Sponsors, the directors of any of them, or any other person involved in the Placing.

CONTENTS

Page

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus. Because this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the Placing Shares.

There are risks associated with any investment. Some of the particular risks in investing in the Placing Shares are set out in the section headed "Risk factors" of this prospectus. You should read that section carefully before you decide to invest in the Company.

BUSINESS

The Group is a developer and provider of a range of Linux solutions including Linux operating systems (which may be bundled with PCs provided by hardware vendors), application systems run on Linux and related services such as software installation, training and education. In order to support the Group's Linux related business, the Group also engages in the ancillary business activities of (i) the operation of Internet portals with features and functions for future development into Web-based applications for the use on Linux platform; (ii) the operation of B2C e-commerce and B2B e-commerce platforms through which the Group's Linux products are promoted and offered; and (iii) the provision of services such as Web design and Website development built on Linux platform with Linux compatible programs and Web hosting.

Linux solutions

The Linux products currently offered by the Group include: (i) ThizLinux desktop version which is a Linux operating system for PCs; (ii) ThizLinux server version which is a Linux operating system for Intranet and Web servers; and (iii) ThizOffice which is an office application. The Group has just launched a beta version of ThizLinux@School which is a desktop version of ThizLinux catering for schools.

The Group had completed the development of and launched a Linux operating system for PC, namely "ThizLinux desktop version" in June 2000. The current ThizLinux desktop version is in English, traditional and simplified Chinese. The key feature of ThizLinux desktop version is its user-friendly functions such as auto-installation, auto-configuration, auto-uninstallation and auto-preservation for Microsoft Windows and language switch. The Directors believe that the barriers for Linux to become popular in the PC market are its complex installation and configuration process. The Group distributes ThizLinux desktop version to computer vendors (who install ThizLinux in the PCs they sell) at a fee on a per unit of PC basis. The Group also distributes ThizLinux desktop version in the form of packaged CDs through distributors, retail shops and direct sale to end users. ThizLinux desktop version contains the Linux operating system, Web browser, CD player, media player, games and office utility programs (including, among others, word processing, spreadsheet, database management, presentation graphics and calendar). The whole installation process is simple so that users can install the program easily.

In order to extend its Linux solution business to the server market, the Group had completed the development of and launched ThizLinux server version for the use of Intranet and Web servers in March 2001.

The Group also launched the beta version of ThizLinux@School, which is a desktop version of ThizLinux catering for schools in June 2001. It contains a number of teaching/ learning tools, teaching materials and education games. Promotional CDs have been sent to certain primary and secondary schools in Hong Kong for testing and comments. The Group will enhance the features of ThizLinux@School, further details of which are set out in the section headed "Future plans and prospects" of this prospectus.

In May 2001, the Group had completed the development of and launched an office application software, namely "ThizOffice", with reference to the source code of OpenOffice.org, an open source office application, which runs on both Linux and Microsoft Windows platforms and contains a range of office application tools such as word processing, spreadsheets, presentations, drawings and a Web page design tool. ThizOffice supports both Chinese and English languages and is fully compatible with Microsoft Office for files in Chinese and English.

In order to promote the Group's Linux products, the Group launched a program known as "Office Migration" in March 2001, which is a package of services offering ThizLinux desktop and server versions together with software installation and network configuration services. ThizOffice has been added to this program after its launch.

For the development of application systems run on Linux, the Group has formed a joint venture with a wholly owned subsidiary of Grandmass in December 2000 for the development of the existing ERP system of Grandmass to run on Linux, which is tentatively scheduled to be launched under the name of ThizOMS, and has also signed a letter of intent with each of GA and Yuan Wang in December 2000 to re-develop their respective applications to run on Linux.

The Group also provides training and education services on Linux. Fee-based training courses on the use of ThizLinux and free seminars on Linux are offered by the Group. As the Group only commenced providing fee-based training courses in April 2001, no income was derived from this activity during the Track Record Period.

The Group commenced its Linux solution business in January 2000. The turnover generated from this activity was derived from distribution of ThizLinux and represented about 19.7% of the total turnover of the Group for the year ended 31st March, 2001.

Ancillary business activities

In order to support the Group's Linux related business, the Group also engages in the following business activities:

(i) Internet portals

The Group launched its portals **thiz.com** in June 1999 and **thiz.com.hk** in April 2000, both of which are built on Linux platform, in the U.S. and Hong Kong respectively. These portals offer personalized features such as 100 MB free Web-based storage (ZDrive), Web-based ICQ (ZICQ) and Web-based PDA (ZPda) on the Internet, which can be accessed at anytime, from anywhere and with any device that can connect to the Internet.

thiz.com and **thiz.com.hk** are themselves demonstration of the Group's ability to develop the aforesaid Web-based functions. **thiz.com** and **thiz.com.hk** also serve as showcases on the Internet of the Group's certain Web-based applications for use on Linux platform to be developed, namely, an office administration system software and an education platform, which shall contain the Web-based functions developed by the Group, such as ZDrive, ZICQ and ZPda and are now offered in the above portals.

(ii) B2C, B2B e-commerce platforms and other channels through which the Group's Linux products are offered

Operation of a B2C e-commerce platform under ZMall of **thiz.com.hk** and a B2B e-commerce platform under **thizbiz.com** creates channels through which the Group's Linux products are promoted and offered to local individual customers and worldwide wholesalers/manufacturer customers.

ZMall hosts a variety of products (including all the Group's existing Linux products) and serves as a platform for online shopping, ordering and credit card payment. Among the products offered in ZMall, the Group has been actively promoting PCs bundled with ThizLinux desktop version on the Internet and through promotion program such as promotional sale at outlets of a toy retailer in Hong Kong.

ZMall also serves as a showcase on the Internet of a Web-based application for use on Linux platform to be developed with Linux technology, namely, e-shop software, which shall contain the functions of ZMall so as to enable users to create and operate their own shops on the Internet.

thizbiz.com, built on Linux platform, enables buyers and sellers to originate and conduct transactions over the Internet.

The Group sources a range of computer products including harddisk, RAM and integrated circuits from vendors and sell these computer products, together with all the Group's existing Linux products, through **thizbiz.com**. Through this B2B platform, the Group attempts to attract and build up connections with vendors of computer products which are potential customers of the Group's Linux products, in particular, ThizLinux and ThizOffice, so that the Group's Linux products can be installed into PCs offered by the vendors.

For the Group's Linux products sold independently of PCs, please refer to the paragraph headed "Sales and marketing" under the section headed "Business" in this prospectus.

(iii) Other computing services

The Group also provides computing services such as Web design and Website development built on Linux platform with Linux compatible programs and Web hosting. By providing such services built on Linux platform, the Group is creating a customer base using ThizLinux server version and the customers engaging the Group's services of Web design and Website development become potential customers of all of the Group's Linux products already developed or to be developed by the Group in the future.

The Directors consider that the Group is equipped with competitive strengths enabling it to compete with its major competitors. The Group's principal strengths include:

- ***An innovative and capable IT team***: the Group has a team of innovative and capable IT professionals who are committed to the development of the Group's Linux solutions, Internet portals and other computing products/services.

- ***Distinctive features of its products***: ThizLinux desktop version has user-friendly functions such as auto-installation, auto-configuration, auto-uninstallation, auto-preservation for Microsoft Windows and language switch. The Group has also developed Web-based application programs such as its Web-based storage (ZDrive), Web-based PDA (ZPda) and Web-based ICQ (ZICQ), which can be used to further develop into a number of Web-based application systems.

- ***Experienced management team***: the management team has significant business experience and connections with the IT and computer industries.

TRADING RECORD

The following table summarises the Group's combined audited turnover and results for the Track Record Period prepared on the assumption that the current structure of the Group had been in place throughout the period under review. The summary should be read in conjunction with the accountants' report set out in Appendix I to this prospectus.

	Year ended 31st March,	
	2000	**2001**
	$'000	*$'000*
Turnover by activity *(Note 1)*		
Sale of ThizLinux	–	850
Sale of computer products *(Note 2)*	34,616	2,992
Artwork and Web design services	307	473
Total	34,923	4,315
Turnover by geographical area *(Note 1)*		
Hong Kong	243	3,511
U.S.	34,680	804
Total	34,923	4,315
Cost of sales	(34,436)	(2,852)
Gross profit	487	1,463
Other income	358	358
Selling and distribution expenses	(522)	(817)
General and administrative expenses	(2,151)	(7,063)
Loss from operations	(1,828)	(6,059)
Share of loss of a jointly controlled entity	–	(160)
Loss before taxation	(1,828)	(6,219)
Taxation	(12)	(6)
Loss for the year	(1,840)	(6,225)
Loss per Share *(Note 3)*	1.32 cents	4.46 cents

Notes:

1. Turnover represents the invoiced value of computer products and ThizLinux package/CD-ROM sold, distribution income, commission income, fees for artwork and Web design services rendered, after allowances for returns and discounts.

2. The breakdown of the turnover from sale of computer products during the Track Record Period is as follows:

	Year ended 31st March,	
	2000	**2001**
	$'000	*$'000*
Trading sale	34,616	1,046
Retail sale	–	1,946
Total	34,616	2,992

For the year ended 31st March, 2000, trading of computer products was carried out in the U.S. For the year ended 31st March, 2001, trading of computer products was carried out through **thizbiz.com**.

Other than the Group's B2C e-commerce platform, the Group also distributed computer products on a retail basis through other channels such as promotion programs and direct sale channels, details of which are set out in the subsection headed "Description of business" under the section headed "Business" of this prospectus.

3. The calculation of basic loss per Share is based on the Group's loss during the Track Record Period and on the assumption that 139,450,000 Shares had been in issue during the Track Record Period comprising 278,900 Shares in issue as at the date of this prospectus and 139,171,100 Shares to be issued pursuant to the Capitalisation Issue.

STATEMENT OF BUSINESS OBJECTIVES

Mission and business objectives

The mission of the Group is to ***become a cost-effective Linux solution provider by capturing the convenience and popularity offered by the Internet and Linux.*** In order to meet this mission, the Group sets up the following business objectives:

- *To develop ThizLinux operating systems and application softwares that run on Linux, and provide Linux supporting services to end-users.*

- *To make use of the existing features of the Group's portals (such as Web-based storage, Web-based ICQ and Web-based PDA and B2C e-commerce platform) to develop Web-based applications for use on Linux platform.*

- *To provide customers with low cost solutions by developing other computing products/services by making use of the Group's Linux expertise.*

Strategy and implementation plans

As a result of the growing popularity of Linux, the Group has the following plans to capitalise on this opportunity:

(i) Enhance the Group's existing Linux products

The Group intends to upgrade ThizLinux desktop version to run in different languages such as French, Spanish, Japanese, Italian and German to suit the needs of customers in different countries in order to tap the sale of ThizLinux worldwide. It is intended that distributors be appointed in South America, Europe and Japan.

To keep pace with the computer industry, especially the Linux market which is an open source market and subject to fast changes, the Group will also continuously enhance desktop version and server version of ThizLinux and ThizOffice.

The Group will add more features to ThizLinux@School, the desktop version of ThizLinux catered for schools, to enable the communication of teachers, parents and students through interface between ThizLinux@School and school Internet. The Group will continuously enhance the features of this product after getting feedback from users of the beta version and launch the formal version.

The Group also plans to publish Linux manual, which will contain detailed information on Linux and be sold separately from ThizLinux.

(ii) Develop application softwares on Linux platform with joint venture partners

The Directors believe that while the increasing adoption of Linux as an operating system induces demand of software applications that run on Linux platform, the availability of these software applications simultaneously stimulates demand for Linux operating system. In order to provide low cost solutions to small and medium size enterprises in both Hong Kong and the PRC, the Group and a wholly-owned subsidiary of Grandmass have formed Thiz Grandmass ERP Systems Limited for the purpose of developing the existing ERP system of Grandmass to run on Linux, which is to be named "ThizOMS".

A letter of intent has been signed with Yuan Wang to set up a joint venture ("Yuan Wang JV") to re-develop the existing applications of Yuan Wang to run on Linux. The existing applications of Yuan Wang that the Group intends to re-develop with Yuan Wang include:

- Web-based education platform;
- point of sale system;

- office information system;
- personnel management system; and
- logistics management system.

Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and Yuan Wang. The setting up of the Yuan Wang JV is subject to the approval of the relevant PRC authorities.

A letter of intent has also been signed between the Group and GA to establish a joint venture to re-develop the existing applications developed and marketed by GA to run on Linux. The Group currently intends to re-develop with GA the accounting system of GA. The Group will further select from other existing applications of GA those which the Directors believe have market potential for re-development. Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and GA.

The Group will continuously search for opportunities to form joint ventures with other software developers for the development of Linux compatible application systems. Up to the Latest Practicable Date, the Group has not identified any software developers other than those set out above.

(iii) Develop Web-based application systems for use on Linux platform based on features of the Group's portals

The Group will develop the following Linux compatible Web application systems based on the distinctive features of its portals namely, **thiz.com** and **thiz.com.hk**:

- an e-shop software with features of ZMall which will enable users to create and operate their own shops on the Internet including an uploading function which will enable users to upload their Web page to the Group's servers; and
- an office administration software with features of **thiz.com.hk** and **thiz.com** like Web-based storage (ZDrive), Web-based ICQ (ZICQ), Web-based PDA (ZPda).

(iv) Develop other computing products/services based on the Group's Linux expertise

In order to satisfy various needs of customers, the Group plans to offer a range of computing products/services, including but not limited to the following, by making use of its expertise in Linux and other computer technologies:

- home server bundle: a network system built on ThizLinux with a server and a number of workstation in different locations targeted at individual households and small and medium size enterprise;

- standardised Web design package: to provide tools to the customers for setting up of their own portals built on Linux platform with standardised features currently demonstrated on the Group's portals such as e-mail, Web-based ICQ and Web-based storage space; and

- wireless Internet products: to develop Internet products such as a wireless keyboard using Linux embedded system with Web browsing functions similar to those of a PC.

(v) Marketing strategies

The Group will continue to promote its products and services through the various channels set out in the subsection headed "Sales and marketing" under the section headed "Business" of this prospectus, as well as the following specific marketing campaigns:

- promotion of ThizLinux desktop version 4.2 will continue to be made by sponsoring various IT-related magazines by providing a certain amount of free samples as souvenirs to their readers in exchange for coverage of the Group's new products;

- launch of ThizOMS and other software applications that run on Linux will be accompanied by press conference and road show tours;

- seminar on the program "Office Migration" will be held to promote the Linux products of the Group; and

- joint promotion with educational organisations to promote ThizLinux@School.

In order to penetrate into the PRC market, the Group will set up a sales office in Beijing of the PRC. This office will serve the purpose of promoting and marketing the Group's Linux products in major cities of the PRC, liaising with local business partners for the distribution of the Group's Linux products and gathering market information of Linux in the PRC.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The Group intends to raise funds by way of issue of the New Shares under the Placing in order to pursue its business objectives as set out in the sub-section headed "Statement of business objectives" above.

The total amount of the net proceeds of the Placing (before the exercise of the Over-allotment Option), after deducting related expenses, is about $34.5 million, out of which about $8.5 million will be payable to the Vendors for sale of the Sale Shares and about $26.0 million will be payable to the Company. In the event that a minimum amount of $41,055,000 is not raised under the Placing, the Placing will not proceed and all amounts paid will be returned to the applicants. It is intended that the net proceeds of the issue of New Shares under the Placing payable to the Company will be applied as follows:

- as to about $7.0 million for contribution to the joint ventures (comprising about $1.0 million for the joint venture formed with a wholly-owned subsidiary of Grandmass, about $3.9 million for the joint venture to be formed with Yuan Wang and about $2.1 million for the joint venture to be formed with GA) to develop application softwares which run on Linux and to promote those softwares;

- as to about $5.0 million to reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions;

- as to about $3.0 million for setting up sales office in Beijing of the PRC;

- as to about $3.0 million for marketing and promotion, mainly for the Group's Linux products (including ThizLinux desktop and server version, ThizLinux@School, ThizOffice, Web-based application systems and other computing products/services);

- as to about $2.0 million for the enhancement of the Group's existing Linux products (including upgrading of ThizLinux to run in other languages, continuous enhancement of ThizLinux and ThizOffice, enhancement of ThizLinux@School and the publications of Linux manual);

- as to about $0.5 million for the development of Web applications and other computing products/services;

- as to about $0.4 million for purchasing computer hardware equipment for office use; and

- as to the balance of about $5.1 million as additional working capital for the Group (including about $2.7 million to repay the amounts due to directors and about $0.7 million to repay the amounts due to related companies).

Should the Over-allotment Option be exercised in full, the Company will receive additional net proceeds of approximately $4.8 million. The Directors intend to use the additional net proceeds raised from the exercise of the Over-allotment Option as additional working capital of the Group.

To the extent that the net proceeds of the issue the New Shares under the Placing are not immediately required for the above purposes, it is the present intention of the Directors that they will be placed on short-term interest-bearing deposits with licensed banks and/or financial institutions in Hong Kong.

The Directors believe that the net proceeds of the issue of the New Shares under the Placing will be sufficient to finance all of the planned and/or intended projects of the Group as described in the paragraph headed "Implementation plans" under the section headed "Future plans and prospects" in this prospectus up to 31st March, 2004.

PLACING STATISTICS

No. of Placing Shares *(Note 1)*	34,500,000 Shares
No. of Shares in issue after the Placing and the Capitalisation Issue *(Note 2)*	165,450,000 Shares
Placing Price	$1.19 per Share
Market capitalisation at the Placing Price *(Note 3)*	$197 million
Adjusted net tangible asset value per Share based on the Placing Price *(Note 4)*	14.4 cents

Notes:

1. This represents the number of Shares initially offered under the Placing without taking into account any Shares which may fall to be issued upon the exercise of the Over-allotment Option.

2. This represents the number of Shares expected to be in issue immediately following the completion of the Placing and the Capitalisation Issue but without taking into account any Shares which may fall to be issued upon the exercise of the Over-allotment Option or the exercise of options granted under the Share Option Scheme or of any Shares which may fall to be issued or repurchased by the Company pursuant to the mandates referred to in Appendix IV to this prospectus.

3. The market capitalisation has been arrived at on the basis of 165,450,000 Shares as calculated in note 2 above.

4. The adjusted net tangible asset value per Share has been arrived at after making the adjustments referred to under the sub-section headed "Adjusted net tangible assets" in the section headed "Financial information" and on the basis of 165,450,000 Shares as calculated in note 2 above. If the Over-allotment Option is exercised in full, the adjusted net tangible asset value of the Group and the adjusted net tangible asset value per Share will be about $28.6 million and 16.9 cents respectively based on the Placing Price.

RISK FACTORS

The Directors consider that the business of the Group is subject to a number of risk factors, which can be summarised as follows:

Risks relating to the Group

- The Group has a history of losses and may incur additional losses in the future

- The Group is now focusing on the business activities which are not the main sources of revenue of the Group during the Track Record Period

- The Group operates in a highly competitive market

- The Group may not be able to generate revenue from distribution of its Linux operating system if users can more quickly download Linux operating system developed by other software providers from the Internet or if Linux is not able to attain popularity among computer users

- The Group incurred net liabilities and relied on financial support from shareholders during the Track Record Period

- The Group has a limited operation record

- The Group may not be able to successfully implement its strategies and implementation plans

- The Group depends on its key executives and personnel

- The Group may not be able to maintain the strategic relationship with its partners

- The Group may not be able to establish its reputation and brand

- A substantial part of the Group's Linux-based software consists of source codes developed by independent third parties, which could result in unreliable products and damage to the Group's reputation

- The Group may be unable to protect its intellectual property rights

- The Group may be liable for intellectual property infringement and other claims

- The Group may be liable for defects or errors in the systems it develops

Risks relating to the industry

- The Group operates in markets subject to rapid technological changes

- Risks relating to statistics

Political and economic risks

- The Group is exposed to political and economic risks in Hong Kong

- The Group may be exposed to political and economic risks in the PRC

Risks relating to the Shares

- The Share price may fluctuate after listing and an active trading market for the Shares may not develop

- The Initial Management Shareholders have significant control over the Group after the Placing, which allows them to influence the outcome of matters submitted to shareholders for approval

- The Placing is not underwritten

EXISTING SHAREHOLDERS OF THE COMPANY

Shareholdings

The existing shareholders' interests in the Company immediately after the Placing and the Capitalisation Issue (assuming that the Over-allotment Option has not been exercised) are summarised as follows:

Name	First acquisition of interest in the Company	Number of Shares held	Percentage of shareholding	Cost per Share $	Total cost $
EIIL *(Note 1)*	5th July, 2001	83,442,500	50.43	*Note 2*	*Note 2*
Mr. Albert Li	14th December, 2000	40,535,000	24.50	*Note 2*	*Note 2*
Ms. Wanzi Huang *(Note 3)*	5th July, 2001	6,972,500	4.22	nil	nil

Notes:

1. EIIL is a controlling shareholder of the Company and will be the registered holder of 83,442,500 Shares. EIIL is a company wholly owned by IML as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust, the objects of which include Mr. Albert Wong, his family and charities in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.

2. Please refer to the paragraph headed "Corporate reorganisation" in Appendix IV to this prospectus.

3. Ms. Wanzi Huang is a member who assisted in founding the Group. Her shareholding in the Company was acquired through a gift by Mr. Albert Wong in consideration of her contribution to the Group.

Undertakings

Each of the Initial Management Shareholders has undertaken to the Stock Exchange, the Sponsors and the Company that, for a period of 6 months from the date on which dealings in the Shares commence on the Stock Exchange (the "Moratorium Period"):

a. he/she/it will place (or procure to be placed) in escrow, with an escrow agent acceptable to the Stock Exchange, the relevant securities (as defined in the GEM Listing Rules) owned by him/her/it (the "Relevant Shares") on terms acceptable to the Stock Exchange;

b. he/she/it will not (or procure that he/she/it will not), save as provided in Rule 13.17 of the GEM Listing Rules, dispose of (or enter into any agreement to dispose of) or permit the registered holder to dispose of (or enter into any agreement to dispose of) any of his/her/its direct or indirect interests in the Relevant Shares;

c. in the event that he/she/it disposes of any interest in the Relevant Shares by way of pledge or charge under Rule 13.17(2) of the GEM Listing Rules or pursuant to any right or waiver granted by the Stock Exchange pursuant to Rule 13.17(5) of the GEM Listing Rules, he/she/it must inform (or procure to inform) the Company immediately thereafter, disclosing the details as specified in the GEM Listing Rules; and

d. having pledged or charged any of his/her/its interests in the Relevant Shares under sub-paragraph (c) above, any of them must inform (or procure to inform) the Company immediately in the event that he/she/it becomes aware that the pledgee or chargee has disposed of or intends to dispose of such interest and of the number of the Relevant Shares affected.

Each of the Controlling Shareholders has further undertaken to the Stock Exchange, the Sponsors and the Company that (i) he/it will not dispose of (or enter into any agreement to dispose of) any of his/its respective direct or indirect interests in the Relevant Shares if such disposal would result in them in aggregate ceasing to have control over 35% of the voting power at general meeting of the Company; and (ii) to place the appropriate number of his/its Relevant Shares in escrow with an escrow agent acceptable to the Stock Exchange, during the second six months period after listing.

IML has undertaken to the Company, the Stock Exchange and the Sponsors that (i) the shares of EIIL owned by it as the trustee of Intelligent Management Discretionary Trust (the "Trust") will not be disposed of to anyone or distributed to the discretionary objects under the Trust; and (ii) no substitute or new trustee will be appointed, during the twelve months period after listing.

MINIMUM AMOUNT TO BE RAISED UNDER THE PLACING

The Placing is not underwritten and is conditional upon, among other things, a minimum amount of $41,055,000 being raised under the Placing and the relevant consideration being received before the date of despatch of share certificates for the Placing Shares.

In this prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"ACTC"	Applied Component Technology Corp., a company principally engaged in manufacturing, processing and trading of electronic products, whose shares are listed on the over-the-counter securities exchange in Taiwan. It is also an associated company of United Microelectronics Corporation which is a semi-conductor manufacturer whose shares are listed in the Stock Exchange of Taiwan, and an Independent Third Party
"associate"	having the meaning ascribed thereto under the GEM Listing Rules
"BVI"	the British Virgin Islands
"Capitalisation Issue"	the issue of Shares to be made upon capitalisation of part of the share premium account of the Company referred to in the paragraph headed "Further information about the Company" in Appendix IV to this prospectus
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Companies Law"	the Companies Law (2001 Second Revision) (Chapter 22 of the Laws of the Cayman Islands)
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Thiz Technology Group Limited, an exempted company incorporated in the Cayman Islands with limited liability
"Controlling Shareholders"	Mr. Albert Wong, EIIL and IML
"CSC Asia"	CSC Asia Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), a GEM approved sponsor and the sponsor to the Placing
"CSC Securities"	CSC Securities (HK) Limited, a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the lead manager to the Placing

"Director(s)"	the director(s) of the Company
"Dragon System"	Dragon System Development Limited, a company owned as to about 30.6% by Mr. Albert Wong, about 4.5% by Mr. Albert Li and the remaining 64.9% by Independent Third Parties
"EIIL"	Eaglemax International Investment Limited, a company incorporated in BVI having its registered office at Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and wholly owned by IML, and the Controlling Shareholder of the Company
"GA"	Great Asia Development Limited, an IT and e-commerce solution provider in Hong Kong and an Independent Third Party
"GEM"	the Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Grandmass"	Grandmass Enterprise Solution Limited, a provider of ERP system in Hong Kong whose shares are listed on GEM and in which Mr. Albert Li has 2.5% interest in the issued share capital as at the Latest Practicable Date
"Greater China"	the PRC, Hong Kong, Taiwan and Macau
"Group"	the Company and its subsidiaries or any of them or, where the context so requires, in respect of the period before the Company became the holding company of its present subsidiaries, the present subsidiaries of the Company
"GUI"	Global User Inc., a company wholly owned by Mr. Albert Wong before its dissolution
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited

"IML"	Intelligent Management Limited, a company incorporated in BVI holding the entire issued share capital of EIIL as trustee for the Intelligent Management Discretionary Trust
"Independent Third Party"	a person who is independent of the chief executive, Directors, Initial Management Shareholders of the Company or any of their respective associates
"Initial Management Shareholders"	having the meaning as defined in the GEM Listing Rules and herein refers to Mr. Albert Wong, EIIL, IML, Mr. Albert Li and Ms. Wanzi Huang
"IPMA Ordinance"	Intellectual Property (Miscellaneous Amendments) Ordinance 2000
"Latest Practicable Date"	9th July, 2001, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information referred to in this prospectus
"Main Board"	the securities market operated by the Stock Exchange under the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Albert Li"	Mr. Li Sze Tang, an executive Director, a substantial shareholder and an Initial Management Shareholder of the Company
"Mr. Albert Wong"	Mr. Wong Hoi Wong, an executive Director, a Controlling Shareholder and an Initial Management Shareholder of the Company
"New Shares"	26,000,000 new Shares to be issued under the Placing and, where relevant, any additional Shares to be issued pursuant to the exercise of the Over-allotment Option
"Onspeed Technologies"	Onspeed Technologies Company Limited, a company owned as to about 34% by Mr. Albert Wong, about 5% by Mr. Albert Li and the remaining about 61% by Independent Third Parties

"Over-allotment Option"	the option granted by the Company to CSC Securities pursuant to the Placing Agreement to require the Company to allot and issue up to an aggregate of 4,100,000 additional Shares, representing about 11.9% of the Shares initially available under the Placing, at the Placing Price to cover over-allocations in the Placing, if any
"Polaris"	Polaris Securities (Hong Kong) Limited, an investment adviser and a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), a GEM approved co-sponsor and the co-sponsor to the Placing
"Power Logistics"	Power Logistics Limited, a wholly-owned subsidiary of Pacific Century Cyberworks Limited engaged in fulfillment and logistics services, and an Independent Third Party
"Placing"	the placing of the Placing Shares at the Placing Price on and subject to the terms and conditions as further described in the section headed "Structure of the Placing" in this prospectus
"Placing Agreement"	the placing agreement dated 19th July, 2001 entered between, among others, the Company, the Vendors, the Sponsors and CSC Securities relating to the Placing
"Placing Price"	$1.19 per Placing Share
"Placing Shares"	26,000,000 New Shares being offered for subscription by the Company and 8,500,000 Sale Shares being offered for sale by the Vendors under the Placing
"PRC"	the People's Republic of China which, for the purposes of this prospectus, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Shares"	8,500,000 Shares being offered for sale by the Vendors under the Placing, comprising 7,200,000 Shares from EIIL and 1,300,000 Shares from Mr. Albert Li

"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of $0.10 each in the share capital of the Company
"Share Option Scheme"	the share option scheme conditionally adopted by the Company on 6th July, 2001, the principal terms of which are summarised in the paragraph headed "Share Option Scheme" in Appendix IV to this prospectus
"Sponsors"	CSC Asia and Polaris
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"thiz.com"	the portal site of the Group launched in the U.S.
"thiz.com.hk"	the portal site of the Group launched in Hong Kong
"thizbiz.com"	the B2B e-commerce platform of the Group
"ThizLinux"	the operation system developed by the Group based on the Linux
"thizlinux.com"	the Website of the Group containing information and news on Linux
"Track Record Period"	the period comprising the two years ended 31st March, 2001
"Tsinlien Network"	Tsinlien Network Development (Tianjin) Co., Ltd., an IT company engaged in running of an electronic business Website and development of information software, a subsidiary of Tsinlien Group Company Limited which is a window company in Hong Kong for the Tianjin Municipal People's Government, the PRC, and an Independent Third Party
"U.S."	United States of America
"Vendors"	EIIL and Mr. Albert Li

"Yuan Wang"	中國深圳遠望城多媒體電腦有限公司(Shenzhen Yuan Wang City Multimedia Computer Co., Ltd.), an IT company in the PRC engaged in systems integration and software development, and an Independent Third Party
"$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	U.S. dollars, the lawful currency of the U.S.
"%"	per cent.

"B2B"	business to business. In the context of e-commerce, a model whereby business entity transact(s) with other business entity online
"B2C"	business to consumer. In the context of e-commerce, a model whereby business entity transact(s) with consumer(s) online
"beta version"	version that has been refined from the initial prototype which is near to being but not yet being the final product
"broadband"	high speed transmission, commonly referring to communication lines or services at 1.544 megabits per second
"CD"	compact disc
"CD-ROM"	compact disc with read only memory
"chat"	a form of interactive online communication that enables typed conversation to occur in real time and allows users to talk (or type) in real time to other network users from any parts of the world
"content"	information contained in a Website
"domain"	a part of the Internet name that specifies certain details about the host such as its location and whether it is part of a commercial, governmental, or educational entity, e.g. ".com", ".net" and ".org"
"domain name"	the Internet name of a Website which is registered with Network Solutions Inc., e.g. "**thiz.com**"
"download"	to copy files from one computer to another via a network or using a modem
"ERP"	enterprise resources planning
"e-commerce"	the buying and selling of goods and services carried out through or facilitated by the Internet
"e-mail"	electronic mail

"GPL"	the General Public Licence as published by the Free Software Foundation Inc.
"ICQ"	a popular Internet communication tool
"IDC"	International Data Corporation, a provider of information technology data
"Internet"	a combination of computer networks that speak the same protocols and that are connected to each other by high-speed telephone circuits through which information providers can make information available for users/ customers globally
"Intranet"	a network internal to an enterprise that uses the same methodology and techniques at the Internet. An intranet is not necessarily connected to the Internet and is commonly secured from it using firewalls. Intranets are often used in an organisation's local-area networks (LANs) or wide-area networks (WANs)
"IT"	information technology
"kernel"	the fundamental part of a program, typically an operating system, that resides in memory at all times and provides the basic services
"LGPL"	the Library General Public Licence as published by the Free Software Foundation Inc.
"Linux"	an open source operating system distributed under either GPL or LGPL
"Microsoft Office"	a desktop application software developed by Microsoft Corporation
"Microsoft Windows" or "Windows"	an operating system developed by Microsoft Corporation
"online"	being connected to the other inter-connected computers on the Internet
"open source software"	software which can be copied, modified and distributed without any associated fee and with few restrictions

"PC"	personal computer
"PDA"	personalised digital assistant
"portal"	a Website that offers free information or free services on a daily basis to attract visitors. The portal site can be used as a basis to explore the Web. A portal is an entry point and gateway for surfing the Internet that provides useful Web-related service and links
"platform"	a computing environment which allows the development and execution of computer applications
"RAM"	random access memory
"server"	(i) software that allows a computer to offer a service to another computer and other computers contact the server program by means of matching client software; or (ii) the computer on which server software runs
"source code"	programming statements and instructions that are written by a programmer
"SSL"	Security Socket Layer, a security protocol (a set of rules or procedures) used for securing communications, which was originally developed by Netscape Communications and has now become an industry standard
"Star Office"	a software suite developed by Sun Microsystem Inc. that includes a word processor, spreadsheet, presentation software, calendar, e-mail, graphic program, database and mathematics formula software. It is inter-operable with Microsoft Office, runs on multiple platform such as Linux and Microsoft Windows, and supports 11 languages
"Unix"	a multiuser, multitasking operating system that is widely used as the master control program in workstations and especially servers
"VGA card"	a display adapter that provides VGA (Video Graphic Array) resolution

"Web browser"	software which provides a graphical interface through which an Internet user can navigate to various Websites and other Internet content, and which integrates various tools which perform Internet-related functions for users such as transferring files and reading e-mail
"Web page"	a file that can be displayed on the Web
"Website"	world wide Website, a collection of Web pages located in one computer and linked together
"World-wide Web" or "Web"	an information service in the Internet which can display graphics intermingled with text, play audio and show video clips

This prospectus contains forward-looking statements that include, among other things, statements of business objectives concerning the Company's businesses, expectations as to funding its capital requirements, anticipated customer demand, statements as to the revenue and profitability of the Company and other statements of expectations, belief, future plans and strategies, anticipated developments and others matters that are not historical facts. The Directors caution potential investors that there are risks and uncertainties associated with the Company and actual events or results may differ materially from those expressed or implied by the statements.

Potential investors should carefully consider all of the information set out in this prospectus and, in particular, should consider the following risks and special considerations associated with an investment in the Company before making any investment decision in relation to the Company.

RISK RELATING TO THE GROUP

The Group has a history of losses and may incur additional losses in the future

The Group incurred losses during the Track Record Period. As at 31st March, 2001, the Group had net liabilities of approximately $11.2 million. The Group's ability to achieve profitability will depend on the growth of its existing business and the success of the implementation of its business plans. The rapidly evolving and competitive nature of the business activities in which the Group is engaged make a prediction of the Group's future results difficult. It is possible that the Group will continue to incur losses in the foreseeable future due to the necessary expenditure and expenses for its operation and future growth.

The Group is now focusing on the business activities which are not the main sources of revenue of the Group during the Track Record Period

The Group mainly derived revenue from trading of computer products in the U.S. since inception. However, it ceased its trading business in the U.S. in December 1999 and the Group has then been focusing on the development and provision of Linux solution which is not the main source of revenue of the Group during the Track Record Period. Accordingly, the financial information during the Track Record Period may not be a proper basis for the potential investors to access the future financial prospect of the Group.

The Group operates in a highly competitive market

The market for Linux related business is highly competitive. There is no significant entry barrier for most aspects of the Group's business. The Group faces competition both from new entrants and international companies with the relevant technology and experience. Increase in competition may erode the Group's market share, leading to price reduction and increased spending in marketing and product development. Any of these events could have a material adverse effect on the Group's financial condition, operation and prospect.

The Group may not be able to generate revenue from distribution of its Linux operating system if users can more quickly download Linux operating system developed by other software providers from the Internet or if Linux is not able to attain popularity among computer users

Linux is a software that everyone is free to use. A copy of the Linux can be downloaded from the Internet. However, this downloading can take at least 6 to 7 hours. If hardware and data transmission technology advances in the future so that increased bandwidth allows users to more quickly download Linux from the Internet, users may no longer choose to purchase the Group's Linux operating system. This could lead to a loss of the Group's revenue.

Though Linux is growing rapidly, its acceptance among computer users as operating system is still in question. In the event that Linux is unable to compete against Microsoft Windows or other popular operating systems which may emerge in the future, the business of the Group in the development and distribution of Linux operating system and Linux applications and revenue generated from such business will be adversely affected.

The Group incurred net liabilities and relied on financial support from shareholders during the Track Record Period

The Group incurred net liabilities amounting to approximately $11.2 million as at 31st March, 2001. Since inception, the Group has funded its operations through equity fundings, cash from operations and interest free and unsecured borrowings from Mr. Albert Wong and Mr. Albert Li amounted to about $9.9 million in aggregate as at 31st May, 2001, the terms of which are not of usual commercial terms. However, Mr. Albert Wong and Mr. Albert Li will cease to advance loans to support the operation of the Group upon the listing of the Shares on GEM. In view of the Group's heavy reliance on shareholders' loan in financing its operations, the cessation of their advancements to the Group may cause adverse impact on the cash flow and operation of the Group, in particular, if the Group is unable to obtain financing, through borrowings or otherwise, on terms acceptable to it.

The financial information set out in the Accountants' Report included in Appendix I to the prospectus have been prepared on the basis that the Group will continue to operate as a going concern, notwithstanding the fact that the Group has incurred losses since inception, which the Directors consider appropriate as:–

(a) Mr. Albert Wong and Mr. Albert Li have undertaken to provide continuing financial support to the Group to enable it to meet its liabilities as they fall due until the Shares are listed on GEM;

(b) On 5th July, 2001, loans from shareholders of approximately $9.9 million were capitalised by issuing 69,380 Shares; and

(c) The Group intends to apply the net proceeds of approximately $26.0 million from the issue of the New Shares under the Placing to fund capital expenditures and for working capital and general corporate purposes.

Nevertheless, the Group may continue to incur net loss in the near future.

The Group has a limited operation record

The Group's current business activities have a limited operation history and it is difficult to identify the difficulties in implementing its business plans and strategies. There is no assurance that the Group could maintain its business in the future.

The Group may not be able to successfully implement its strategies and implementation plans

The Directors have formulated the Group's strategies and implementation plans after making due enquiry and market study by reference to matters including the Group's own market position and competitive advantages, the expected future prospects of the software industry and other relevant factors. Such strategies are based on a number of assumptions, details of which are set out in the paragraph headed "Bases and key assumptions of the business plans" in the section headed "Future plan and prospects" of this prospectus. There is no assurance that the strategies and plans will be successfully implemented by the Group in the future.

If the Group fails to implement any of the business plans as a result of any material adverse change in the operating environment and the Group fails to counteract by adopting new strategies, its prospects may be adversely affected.

The Group depends on its key executives and personnel

The Group is dependent on the services and performance of key executives. The Group's performance will depend on its ability to retain and motivate its key executives, especially the executive Directors.

To achieve its business objectives, the Group needs to recruit additional suitable personnel. Competition for employees with the necessary experience in the IT business is intense and may increase. As a result, the Group may not be able to retain its existing employees or recruit suitable new employees. Should the Group fail to retain or recruit the necessary personnel, the Group's business and results may be adversely affected.

The Group may not be able to maintain the strategic relationship with its partners

The Group has maintained strategic relationships with certain partners for development of Linux applications. Details of such co-operation are described in the paragraph headed "Strategic relationship" under the section headed "Business" in this prospectus. In particular, the Group and one strategic partner have entered into a letter of intent for setting up a joint venture in the PRC. In the event of deterioration in such relationship or failure of the establishment of the joint venture in the PRC as mentioned above, the business plan of the Group may be seriously disrupted and the Group's financial prospect may be adversely affected.

The Group may not be able to establish its reputation and brand

The Directors believe that reputation and brand recognition are crucial in IT business to attract users. The provision of suitable software and quality services is vital to the promotion and enhancement of the Group's reputation. However, there is no assurance that the Group can always provide suitable softwares and quality services. Failure of the Group to promote and enhance its brand or spending of excessive amounts for such purpose will adversely affect the Group's business and results.

A substantial part of the Group's Linux-based software consists of source codes developed by independent third parties, which could result in unreliable products and damage to the Group's reputation

A substantial part of the Group's Linux-based software consists of source codes developed by independent third parties. The Group assembles within the codes numerous distinct software components developed by thousands of individual programmers which are tested before the release of a new version of Linux-based software. If these components are not reliable, the Group's software could fail which may result in serious damage to the Group's reputation and potential litigation.

The Group may be unable to protect its intellectual property rights

The Group's Linux operating system – ThizLinux has been developed and distributed under the terms of GPL pursuant to which anyone generally may copy, modify and distribute the software subject only to the restriction that any resulting or derivative work is made available to the public under the same terms. Therefore, owing to the GPL and the open source nature of the Group's software products, the Group does not claim any proprietary rights to the Linux-based software and library of software, or the mark Linux which is a trademark of Linus Torvalds. Therefore, the trade mark "Linux", copyright of Linux and the Group's Linux operating systems, which form part of the core business of the Group, do not belong to the Group but belong to third parties and therefore the Group is not able to enforce the aforesaid intellectual property rights. As a result, the Group has to rely on its own trademark(s) to be registered and copyrights to the extent that the Group is able to claim in respect of application softwares run on Linux and other products to be developed in the future, which may not offer sufficient and effective protection. Furthermore, there are countries where effective protection of intellectual property rights may be unavailable or limited.

It is difficult to police unauthorised use of the Group's intellectual property rights and the steps taken by the Group may not effectively prevent misappropriation or infringement of the Group's intellectual property rights. In the event that the Group has to commence legal proceedings to protect its intellectual property rights, substantial costs and time may have to be spent, which may adversely affect the Group's business and results.

The Group may be liable for intellectual property infringement and other claims

The Group cannot assure that provision of its products or services to its customers do not or will not infringe any intellectual property rights of third parties or expose the Group to any claim based on the nature or contents of its Websites such as defamation. It may be subject to legal proceedings and claims relating to the intellectual property rights of third parties. Legal proceedings involving intellectual property rights can be expensive and time consuming. Successful infringement claims against the Group may result in substantial monetary liability and/or may materially affect its operation.

The Group may be liable for defects or errors in the systems it develops

Any defects or errors in the software developed by the Group may cause damages to the customers and additional expenditures will be incurred to rectify the defects or errors, or claims against the Group.

RISKS RELATING TO THE INDUSTRY

The Group operates in markets subject to rapid technological changes

The Group operates in IT business which is characterised by rapid technological changes, frequent new product and service development and enhancement, evolving industry standard and changes in consumer requirement. The Group's future success is largely dependent on its ability to develop new products and services that meet the changing demand of prospective customers, and to adapt to technological advancement and new industry standard and requirement. There is no guarantee that the Group will be able to keep abreast of the latest development in technology, and if it is unable to do so, the Group's competitiveness and profitability may be adversely affected.

Risks relating to statistics

Certain statistics derived from unofficial publications relating to Linux-related industry, such as statistics relating to projected growth in the use of Linux in various jurisdictions, may not be complete and accurate. The Company has not verified such information independently, and makes no representation as to the accuracy and correctness of such statements.

POLITICAL AND ECONOMIC RISKS

The Group is exposed to political and economic risks in Hong Kong

Currently, a substantial part of the operation and facilities of the Group is located in Hong Kong, which is a special administrative region of the PRC, with its own government and legislature. Under the Basic Law, Hong Kong is entitled to a high degree of legislative, judicial and economic autonomy. However, there is no assurance that the present political and economic environment of Hong Kong can be maintained. Any adverse change in the political and economic environment in Hong Kong may have an unfavourable effect on the business and financial condition of the Group.

The exchange rate of Hong Kong dollar has remained relatively stable due to the US dollar peg and currency board system that has been in effect in Hong Kong since 1983. If the currency peg of the Hong Kong dollar to the US dollar cannot be maintained, the business and the financial position of the Group may be adversely effected.

The Group may be exposed to political and economic risks in the PRC

The PRC is a market which the Group intends to explore. The PRC is in the process of transforming its economy from a planned economy into a more market-oriented economy. Political, economic and social factors may result in the PRC government making further changes to its laws or regulations, introducing additional tax measures, imposing restrictions on currency exchange and changing tax rates or customs duties. Such factors may adversely affect the Group's plans to explore the market in the PRC or may result in the Group's operations in the PRC being adversely affected.

RISKS RELATING TO THE SHARES

The Share price may fluctuate after listing and an active trading market for the Shares may not develop

The determination of the Placing Price is based on several factors. The market price for the Shares is likely to vary from the Placing Price after the commencement of trading in the Shares on GEM. This could result in substantial gain or loss for investors. There may be significant fluctuation in the market price of the Share as a result of a number of factors, some of which are beyond the Group's control. These factors include:

- quarterly variations in operating results;
- changes in financial estimates by securities analysts;
- announcements by the Group or its competitors of new products and services, significant contracts, acquisitions or strategic relationship;
- publicity about the Group, its products and services or its competitors;
- addition or departure of key personnel;
- any future sale of Shares or other securities of the Company; and
- stock market price and volume fluctuation of publicly traded companies in general and software technology related companies in particular, especially those engaged in business similar to that of the Group.

The Company cannot assure prospective investors that an active trading market for the Shares will develop, or, if it does develop, will be sustained after the listing of Shares on GEM.

The Initial Management Shareholders have significant control over the Group after the Placing, which allows them to influence the outcome of matters submitted to shareholders for approval

Upon the completion of the Placing and the Capitalisation Issue, the Initial Management Shareholders and their respective associates will beneficially own approximately 79.2% of the issued Shares in aggregate. These persons, if acting together, will have significant influence over matters requiring shareholders' approval, including the election of directors and the approval of significant corporate transactions, if they are entitled to vote under the GEM Listing Rules. Such concentration of ownership also may have the effect of delaying, preventing or deterring a change in control of the Company which may benefit its shareholders.

The Placing is not underwritten

The Placing is not underwritten and is conditional upon, among other things, a minimum amount of $41,055,000 being raised under the Placing and the relevant consideration being received before the date of despatch of share certificates for the Placing Shares. Therefore, the Placing may or may not proceed.

For the purpose of the listing of the Shares on GEM, the Group has sought a number of waivers from the Stock Exchange in relation to certain requirements under the GEM Listing Rules. Details of such waivers are described below.

Active business pursuits

Under Rule 11.12 of the GEM Listing Rules, the Group is required to demonstrate that throughout the period of 24 months immediately preceding the date of this prospectus, it has actively pursued one focused line of business. As disclosed in the section headed "Business" of this prospectus, about 99% of the turnover of the Group for the year ended 31st March, 2000 was derived from trading sale of computer products in the U.S., which activity ceased in December 1999 and therefore was no longer the Group's focused line of business in the past 16 months. Thizlinux Laboratory Limited was incorporated in January 2000 as a vehicle for pursuing the Group's focused line of business – Linux related business. After the incorporation of Thizlinux Laboratory Limited, the Group commenced to search for programmers for the development of Linux operating system and develop specifications and user requirement of the Linux operating system. One programmer was recruited by the Group for the development of the Linux operating system and one Web developer was recruited to develop the Internet related function of the Linux operating system in March 2000. After recruiting the relevant staff, the Group commenced to develop ThizLinux desktop version and actively pursue its Linux related business.

As a result of an application made by the Company, the Stock Exchange has granted a waiver to the Company to the effect that the active business pursuit period of the Group be reduced from 24 months to 16 months.

Moratorium period

Rule 13.16 of the GEM Listing Rules requires, among others, every initial management shareholder of a new issuer to undertake to the new issuer and the Stock Exchange not, for a period of two years from the listing date, save as provided in Rule 13.17 of the GEM Listing Rules, to dispose of (or enter into any agreement to dispose of) or permit the registered holder to dispose of (or to enter into any agreement to dispose of) any direct or indirect interest in relevant securities (as defined in the GEM Listing Rules).

Under the GEM Listing Rules, the Initial Management Shareholders would be subject to a moratorium period of two years. However, as a result of an application made on behalf of the Initial Management Shareholders and the Company, the Stock Exchange has granted a waiver to the effect that the moratorium period applicable to the Initial Management Shareholders has been reduced to six months from the listing date in respect of an aggregate of 130,950,000 Shares (representing approximately 79.2% of the issued share capital of the Company immediately after the Placing and the Capitalisation Issue but before the exercise of the Over-allotment Option) held by them, provided that the Controlling Shareholders are not allowed to dispose of (or enter into any agreement to dispose of) any of his/its respective direct or indirect interests in the Company in the second six months period after listing if such disposal would result in the Controlling Shareholders ceasing to have control over 35% of the voting power at general meeting of the Company.

IML has undertaken to the Company, the Stock Exchange and the Sponsors that (i) the shares of EIIL owned by it as the trustee of Intelligent Management Discretionary Trust (the "Trust") will not be disposed of to anyone or distributed to the discretionary objects under the Trust; and (ii) no substitute or new trustee will be appointed, during the twelve months period after listing.

Stock borrowing arrangement

In order to facilitate settlement of over-allocations in connection with the Placing and the distribution of Shares under the Placing, CSC Securities may borrow Shares from Mr. Albert Li under a stock borrowing arrangement pending exercise of the Over-allotment Option. Mr. Albert Li and the Company have applied for a waiver from strict compliance with Rule 13.16 of the GEM Listing Rules. Such waiver has been granted by the Stock Exchange on condition that:

(a) the stock borrowing arrangement with Mr. Albert Li may only be effected by CSC Securities for settlement of over-allocations in connection with the Placing;

(b) the maximum number of Shares to be borrowed from Mr. Albert Li must not exceed the maximum number of Shares which may be issued upon full exercise of the Over-allotment Option;

(c) the same number of Shares borrowed shall be returned to Mr. Albert Li not later than three business day following the earlier of (a) the last day on which the Over-allotment Option may be exercised; or (b) the day on which the Over-allotment Option is exercised in full; and

(d) the returned Shares shall be placed in escrow as soon as practicable with an escrow agent acceptable to the Stock Exchange.

This stock borrowing arrangement shall be effected in compliance with all applicable laws and regulatory requirements. No benefits or payments shall be made to Mr. Albert Li by CSC Securities in relation to such stock borrowing arrangement.

Share Option Scheme

The GEM Listing Rules require that the total number of Shares subject to the Share Option Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the issuer from time to time ("Scheme Limit") (except (i) Shares issued pursuant to the Share Option Scheme; and (ii) any pro rata entitlements to further Shares issued in respect of those Shares mentioned in (i) during the period of the Share Option Scheme). As a result of an application made on behalf of the Company, the Stock Exchange has granted a waiver from strict compliance with Rule 23.03(2) of the GEM Listing Rules. On this basis, the Company is allowed to increase the Scheme Limit to 30% of the issued share capital of the Company from time to time provided that:

(a) the total number of shares which may be acquired pursuant to the exercise of options under the Share Option Scheme and any other schemes must not, in aggregate, exceed 30% of the issued share capital of the Company from time to time;

(b) subject to (a) above, the shareholders of the Company may authorise the Directors to grant options under the Share Option Scheme and any other schemes entitling participants to acquire shares pursuant to the exercise of options representing up to the Scheme Limit, which may be renewed, if approved by the shareholders in general meeting from time to time;

(c) subject to (a) above, the Company may seek separate shareholders' approval in general meeting to grant options beyond the Scheme Limit to participants specified by the Company before such approval is sought;

(d) any grant of options to a connected person (as such term is defined in the GEM Listing Rules) must be approved by all the independent non-executive Directors;

(e) where options are proposed to be granted to a connected person who is also a substantial shareholder (as defined in the GEM Listing Rules) or any of his/her/its associates, and the proposed grant of options, when aggregated with the options already granted to that connected person in the last 12 months period, would entitle that person to receive more than 0.1% of the total issued shares of the Company for the time being and the value of which is in excess of $5 million, then the proposed grant must be subject to the approval of shareholders in general meeting, in which the connected person involved and all other connected persons of the Company must abstain from voting (except where any connected person intends to vote against the proposed grant). A circular must be issued by the Company to the shareholders explaining the proposed grant, disclosing the number and terms of the options to be granted and containing a recommendation from the independent Directors on whether or not to vote in favour of the proposed grant; and

(f) the following additional disclosures will be made in the annual, interim and quarterly reports of the Group:

    (i) details of options granted to the following persons: each director and all the other participants; and

    (ii) a summary of the major terms of each share option scheme approved by the shareholders.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Companies Law, the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 (as amended) and the GEM Listing Rules for the purposes of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

(a) the information contained in this prospectus is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this prospectus misleading; and

(c) all opinions expressed in this prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

PLACING SHARES TO BE OFFERED IN HONG KONG ONLY

No action has been taken in any jurisdiction other than Hong Kong to permit the offering of the Placing Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purposes of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstance in which such offer or invitation is not authorised to any person to whom it is unlawful to make an unauthorised offer or invitation.

The Placing Shares are offered for subscription and sale solely on the basis of the information contained and the representations made in this prospectus. No person is authorised in connection with the Placing to give any information, or to make any representation, not contained in this prospectus, and any information or representation not contained herein must not be relied upon as having been authorised by the Company, the Sponsors, CSC Securities, any of their respective directors or any other person involved in the Placing.

APPLICATION FOR LISTING ON GEM

The Company has applied to the Stock Exchange for listing of and permission to deal in its existing Shares, the Placing Shares (including any additional Shares which may be issued pursuant to the exercise of the Over-allotment Option), Shares which are to be issued pursuant to the Capitalisation Issue and any Shares which may fall to be issued pursuant to the exercise of options under the Share Option Scheme on GEM.

No part of the Company's share or loan capital is listed or dealt in on any other stock exchange. At present, the Company is not seeking or proposing to seek listing of or permission to deal in its share or loan capital on any other stock exchange.

PROFESSIONAL TAX ADVICE RECOMMENDED

Potential applicants for the Placing Shares are recommended to consult their professional advisers if they are in doubt as to the taxation implications of the subscription for, holding, purchase or disposal of or dealing in the Shares or exercising their rights thereunder. It is emphasised that none of the Company, the Sponsors, CSC Securities, their respective directors or any other person involved in the Placing accepts responsibility for any tax effects on, or liabilities of, holders of Shares resulting from the subscription for, holding, purchase or disposal of or dealing in, the Shares.

REGISTRATION AND STAMP DUTY

All Shares in issue and to be issued as mentioned in this prospectus will be registered on the Company's branch register of members to be maintained in Hong Kong. The Company's principal register of members is maintained by Bank of Butterfield International (Cayman) Ltd. in the Cayman Islands.

Only Shares registered on the Company's Hong Kong branch register of members may be traded on GEM. Dealings in Shares registered on the branch register of members in Hong Kong will be subject to Hong Kong stamp duty.

PLACING NOT UNDERWRITTEN

The Placing is not underwritten. Should the amount raised under the Placing be less than $41,055,000, the Placing will not proceed.

STRUCTURE OF THE PLACING

Details of the structure of the Placing, including conditions, are set out in the section headed "Structure of the Placing" of this prospectus.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of and permission to deal in the Shares on GEM and the Company complies with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on GEM or on any other date Hongkong Clearing chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares to be admitted into CCASS.

DEALINGS AND SETTLEMENT

Dealings in the Shares on GEM are expected to commence on Friday, 27th July, 2001.

Shares will be traded in board lots of 2,000 Shares each.

The GEM stock code for the Shares is 8119.

If you are unsure about the procedures for dealings and settlement arrangement on GEM and how such arrangements will affect your rights and interests, you should consult your stockbroker or other professional advisers.

EXCHANGE RATE CONVERSION

For purposes of this prospectus, unless otherwise indicated, the following exchange rates have been used, where applicable, for purposes of illustration only and do not constitute a representation that any amounts have been, could have been or may be exchanged, at these or any other rates:

$7.74	=	US$1.00
$100	=	RMB107

Name	Address	Nationality
Executive Directors		
Mr. Li Sze Tang	Flat E, 21st Floor Tower II, The Waterfront 1 Austin Road West Kowloon Hong Kong	Chinese
Mr. Wong Hoi Wong	4th Floor 2-12 Belcher's Road Hong Kong	British
Ms. Wanzi Huang	2355 Saleroso Drive Rowland Heights California U.S.	Brazilian
Independent non-executive Directors		
Ms. Li Zhe	28B, Glory Heights 52 Lyttelton Road Mid-Levels Hong Kong	Chinese
Mr. Kwok Ming Wa	Flat 1601, Block D Healthy Gardens North Point Hong Kong	Chinese

Sponsor	CSC Asia Limited 28th Floor, COSCO Tower Grand Millennium Plaza 183 Queen's Road Central Hong Kong
Co-sponsor	Polaris Securities (Hong Kong) Limited Room 1003, 10th Floor Admiralty Centre, Tower 1 18 Harcourt Road Hong Kong
Financial advisor to the Company	TIS Securities (HK) Limited Unit 1010, 10th Floor Tower Two, Lippo Centre 89 Queensway Hong Kong
Lead Manager and Book Runner	CSC Securities (HK) Limited 28th Floor, COSCO Tower Grand Millennium Plaza 183 Queen's Road Central Hong Kong
Lead Manager	Polaris Securities (Hong Kong) Limited Room 1003, 10th Floor Admiralty Centre, Tower 1 18 Harcourt Road Hong Kong
Co-Lead Managers	Celestial Capital Limited 21st Floor The Center 99 Queen's Road Central Hong Kong CU Securities Limited 11th Floor, HK Diamond Exchange Building 8-10 Duddell Street Hong Kong First Shanghai Capital Limited 19th Floor, Wing On House 71 Des Voeux Road Central Hong Kong

KGI Asia Limited
27th Floor
Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road
Hong Kong

OSK Asia Securities Limited
Suite 3601, 36th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

TIS Securities (HK) Limited
Unit 1010, 10th Floor
Tower Two, Lippo Centre
89 Queensway
Hong Kong

Legal advisers to the Company

As to Hong Kong law
Cheung, Tong & Rosa
Rooms 1621-33, 16th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

As to Cayman Islands law
Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Hong Kong

Legal advisers to the Sponsors

Jennifer Cheung & Co.
Unit A, 19th Floor
Two Chinachem Plaza
68 Connaught Road Central
Hong Kong

Auditors and reporting accountants	PKF 26th Floor Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
Property valuer	DTZ Debenham Tie Leung Limited 10th Floor Jardine House 1 Connaught Place Central Hong Kong

CORPORATE INFORMATION

Registered office	Ugland House, South Church Street P. O. Box 309, George Town, Grand Cayman Cayman Islands, British West Indies
Head office and principal place of business	Room 1504, Tower 1 Silvercord, 30 Canton Road Tsim Sha Tsui Kowloon, Hong Kong
Company homepage	http://www.thizgroup.com
Members of the audit committee	Ms. Li Zhe Mr. Kwok Ming Wa
Compliance officer	Mr. Li Sze Tang, *FCMA, FHKSA*
Company secretary	Mr. Sum Yan Ning, *AHKSA*
Qualified accountant	Mr. Sum Yan Ning, *AHKSA*
Authorised representatives	Mr. Li Sze Tang Flat E, 21st Floor Tower II, The Waterfront 1 Austin Road West Kowloon Hong Kong Mr. Sum Yan Ning Flat 4, 7th Floor Block A, Ching Lai Court 264 Lai King Hill Road Kowloon Hong Kong
Principal share registrar and transfer office	Bank of Butterfield International (Cayman) Ltd. Butterfield House, Fort Street P. O. Box 705 George Town Grand Cayman Cayman Islands

Hong Kong branch share registrar and transfer office

Tengis Limited
4th Floor Hutchison House
10 Harcourt Road
Central
Hong Kong

Principal banker

The Hongkong and Shanghai Banking Corporation Limited
Shop 37 LG1, Festival Walk
Tat Chee Avenue
Kowloon, Hong Kong

The information presented in this section and identified as having been extracted from publicly available documents has not been prepared or independently verified by the Company, the Sponsors or any of their respective advisers or affiliates in connection with the Placing. The Company makes no representation to the accuracy of this information. Accordingly the information contained in this section may not be accurate and should not be unduly relied upon.

INDUSTRY OVERVIEW

Linux is a freely available operating system that runs on various hardware architectures. Linux follows the open source model and is a registered trademark of Linus Torvalds, who developed the original core operating system at the University of the Helsinki in 1991.

Shortly after developing Linux, Linus Torvalds made an important licensing decision that has rapidly accelerated Linux's acceptance within the developer community. He released Linux under the GPL which gives anyone the ability to access and modify the source code at no cost and requires that the modifications be released back into the public domain at no cost. Linus Torvalds, along with other prominent members of the open source community, have taken responsibility for vetting thousands of code submissions and testing and accepting the best submissions for inclusion in updates to the Linux operating system.

In the mid-1990's, a number of companies started to provide bundled versions of Linux (commonly known as "distributions") that use the core Linux kernel and include hundreds or thousands of applications that make Linux more functional and easier to install. Certain of these companies also provide premium support to individuals and corporations for a fee. More recently, an increasing number of large software companies are releasing commercial versions of their server or desktop software packages for the Linux operating system. Equally important, some of the largest computer hardware companies have begun shipping hardware with the Linux operating system pre-installed.

According to a research done by WR Hambrecht + Co ("WRH"), a financial service firm, revenue from the market for Linux products and services is expected to explode with a CAGR of 88%, growing from US$2 billion in 2000 to over US$12 billion in 2003. The Directors believe that the reliability, security and continuous improvement of open source software, complemented by its low cost, will continue to make Linux a preferred solution for delivering Internet services.

Revenue from Linux products and services


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Revenue (US$ Millions)
CAGR: 88%
1998
1999
2000
2001
2002
2003
Hardware
Software
Services
Online Advertising

Sources: WRH, IDC, Dataquest and Jupiter Communications

WRH estimated that revenue from the sale of Linux operating system software is predicted to grow from approximately US$160 million in 2000 to over US$700 million in 2003, representing a CAGR of 67%. IDC reported that the Linux market share in server operating system grew from 16% in 1998 to 25% in 1999, representing an increase of over 93%. IDC also projected that the use of Linux would grow faster than the use of any other operating system in 2003. WRH expected revenue from Linux hardware (including servers, server appliances and desktop workstations bundled with Linux applications) to grow from approximately US$1.2 billion in 2000 to over US$7.7 billion in 2003, with a CAGR of 83%. WRH projected that revenue from Linux services, including support and training, would grow from approximately US$500 million at a CAGR of 100% to approximately US$4 billion in 2003.

The term "open source" applies to software whose source code is available to the public and the license of which must allow modifications and derived works. Popular open source software like Linux is continuously developed and improved by large communities of developers who share information, code and suggestions. This collaborative environment has been facilitated and enhanced by the growth of the Internet. These market trends have fueled significant increases in the number of developers in open source projects and the frequency of software releases.

The following points illustrate some of the benefits consumers receive by implementing the Linux-based applications and other open source software solutions:

Rapid development and high quality

Traditional proprietary software vendors rely on a limited pool of software engineers to correct software errors and develop new software or software enhancements. In contrast, any end-user can access the source code to develop new features and applications or suggest fixes and improvements to open source software. As a result, businesses are not dependent on a single third party vendor and can rely on a larger pool of software engineers and service providers. In addition, open source software projects promote independent peer review which ensures the quality of all changes to the code. Furthermore, the Directors believe that opening source code to the public ensures that security flaws are quickly identified and eliminated, making open source software more secure than proprietary software.

Customer-focused solutions

The lack of access to the source code of proprietary software makes it more difficult and costly to integrate into existing systems than open source software. In addition, in an open source environment, internal development personnel in an organization can leverage the efforts of a broad community consisting of other information technology specialists and independent programmers to develop customised solutions more rapidly and at a significantly lower cost. The ability to modify open source software by end-users also results in open source software implementations that are tailored to meet customer needs.

Lower cost of ownership

In addition to having the ability to install an unlimited number of copies for free, consumers can reduce their costs by sourcing services from more than one party, avoiding the significant margins that proprietary software vendors can charge as a result of their exclusive knowledge of the product. Open source software solutions create a competitive multi-source market for these software support services.

IPMA Ordinance

Certain provisions of the IPMA Ordinance target at combating the use of infringing copies of softwares. Under the IPMA Ordinance, it is an offence for any person (including corporation) to possess, exhibit, or distribute any infringing article of copyright works in the course of, for the purpose of or in connection with its trade or business and it is immaterial whether or not the trade or business in question consists of dealing in infringing copies of copyright works.

According to an unofficial estimate, about 50% of all computer software used in business is pirated software. Accordingly, the Directors believe that the demand for open source softwares, in particular Linux, will grow significantly as a result of its lower costs compared with the proprietary software.

Background information of GPL and LGPL

GPL and LGPL are both licenses administered by Free Software Foundation Inc. covering the distribution of software the authors of which are committed to open source distribution so that users are licensed by such authors to copy and distribute verbatim copies of software's complete source code as received. Whilst the former license is designed for computer programs, the latter applies to certain designated libraries. The licenses for copying, modifying and distributing software of program of library are automatically granted to the user and not revocable so long as the user complies with the terms or procedures laid down in the GPL and/or LGPL which can be briefly summarised as follows:

i) the user has to acknowledge the full terms of the GPL or LGPL as the case may be;

ii) any distribution of the relevant program or library must be at no costs or nominal costs covering only the distribution costs; and

iii) the user must likewise make the source code of the relevant program or library open and available under the GPL or LGPL as the case may be.

Therefore, even if a user modifies a copy of the program or library (or any portion thereof) distributed under the GPL or the LGPL respectively to form a work based on the relevant program or library, he must (among other obligations) cause the modified work to be licensed at no charge to all third parties or at minimal charge covering the costs of distribution, if any, if the user intends to distribute or publish the same. Each time the user distributes the work, the subsequent user will also automatically receive a license from the original licensor to copy, distribute or modify subject to the terms as aforesaid and the user cannot impose further restrictions on recipients' exercise of the rights granted under GPL or LGPL as the case may be.

Attempt otherwise to copy, modify or distribute the program or library subject to the said licenses will automatically terminate the user's rights under the relevant license. It is expressly mentioned in the licenses that no user is responsible for enforcing compliance by third parties to the licenses. Each author who has granted a license under GPL or LGPL is entitled to enforce the right thereunder in connection with any breach thereof.

GROUP STRUCTURE

The following chart sets out the shareholding structure upon completion of the Placing (assuming the Over-allotment Option is not exercised) and the Capitalisation Issue and the corporate structure of the Company, its principal operating subsidiaries and their respective main activities:


EIIL
(Note 1)
Mr. Albert Li
Ms. Wanzi Huang
(Note 2)
Placees under the Placing (Public)
50.43%
24.50%
4.22%
20.85%
Thiz Technology Group Limited
(Incorporated in the Cayman Islands)
Investment holding
100%
Thiz Technology Group (BVI) Holdings Limited
(Incorporated in BVI)
Investment holding
100%
100%
100%
THIZLINUX INC.
(Incorporated in BVI)
Investment holding
Thiz.Com Inc.
(Incorporated in BVI)
Investment holding
THIZBIZ INC.
(Incorporated in BVI)
Investment holding
100%
100%
100%
100%
100%
Thizlinux Laboratory Limited
(Incorporated in Hong Kong)
Investment holding and development of Linux applications
PC Media, Inc.
(Incorporated in the U.S.)
Internet development
Thiz Design Group Limited
(Incorporated in Hong Kong)
Artwork design and Web development
Thiz.Com (Hong Kong) Limited
(Incorporated in Hong Kong)
Investment holding, Internet services and B2C e-commerce
Thizbiz Global Trade Limited
(Incorporated in Hong Kong)
B2B e-commerce
50%
(Note 3)
Thiz Grandmass ERP Systems Limited
(Incorporated in Hong Kong)
Development of ERP system that runs on Linux

Notes:

1. EIIL is a controlling shareholder of the Company and will be the registered holder of 83,442,500 Shares. EIIL is a company wholly owned by IML as the trustee of the Intelligent Management Discretionary Trust, a family discretionary trust, the objects of which include Mr. Albert Wong, his family and charities in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.

2. Ms. Wanzi Huang is a member who assisted in founding the Group. Her shareholding in the Company was acquired through a gift by Mr. Albert Wong in consideration of her contribution to the Group.

3. The remaining 50% interest in Thiz Grandmass ERP System Limited is held by a wholly owned subsidiary of Grandmass.

HISTORY AND DEVELOPMENT, AND STATEMENT OF ACTIVE BUSINESS PURSUITS

The following sets out the history of the Group since 8th June, 1998 to the Latest Practicable Date. During the period from 8th June, 1998 to 31st March, 1999 and the year ended 31st March, 2000 respectively, all the turnover and about 99% of the Group's turnover were derived from trading sale of computer related products in the U.S., which activity was ceased in December 1999 and therefore was no longer the Group's focused line of business in the past 16 months. Thizlinux Laboratory Limited was incorporated in January 2000 as a vehicle for pursuing the Group's focused line of business – Linux related business. After recruiting the relevant staff in March 2000, the Group commenced to develop ThizLinux desktop version and actively pursue its Linux related business. As a result, a waiver application was made to the Stock Exchange from strict compliance with Rule 11.12 of the GEM Listing Rules which requires a new applicant to demonstrate that it has throughout the period of 24 months actively pursued one focused line of business under substantially the same management and ownership, further details of which are set out in the section headed "Waivers from strict compliance with the GEM Listing Rules" of this prospectus.

For the period from 8th June 1998 to 31st March, 1999

The history of the Group dated back to 8th June, 1998 when Mr. Albert Wong, with the assistance of Ms. Wanzi Huang, established PC Media, Inc., a wholly owned subsidiary of the Company, in Los Angeles, California, the U.S. to engage in the trading of computer products.

After conducting research in respect of market potential of the Internet during late 1998, the Group commenced development work for the portal **thiz.com**. It was intended to make this portal a showcase for the feature of Web-based ICQ targeted for the network systems of schools in the U.S.. The Directors believed that there should be demands from schools in the U.S. for this Web-based feature. This Website later became a showcase for the Group's Linux compatible Web applications to be launched, further details of which are set out in the subsection headed "Description of business" below.

For the financial year ended 31st March, 2000

Business development

The Group launched its Website **thiz.com** in the U.S. in June 1999. During this year, the Group continued to develop and launch new features and upgraded its hardware and software infrastructure on **thiz.com**.

PC Media, Inc. ceased the trading in computer products in the U.S. in December 1999 as a result of keen competition in the U.S. market. The Group had around 50 customers for the trading business in the U.S. during this year.

In late 1999, Mr. Albert Li formed a business plan with Mr. Albert Wong to tap the growing Linux market prompted and facilitated by the popularity of the Internet. A key element of the plan was to develop a Linux operating system and to launch the Website **thiz.com.hk** in Hong Kong as an ancillary business activity of the Group in support of its Linux related business.

In January 2000, Thizlinux Laboratory Limited was incorporated as a formal vehicle to carry out the Group's Linux related business in Hong Kong. The Group then commenced to search for programmers for the development of Linux operating system and develop specifications and user requirement of the Linux operating system. One programmer was recruited by the Group for the development of the Linux operating system and one Web developer was recruited to develop the Internet related function of the Linux operating system in March 2000.

Other attainments

- Purchased hardware equipment and servers for setting up the Website **thiz.com** in U.S. in May 1999
- Launched **thiz.com** with the features of Web-based ICQ and search engine in June 1999
- Commenced development of the Web-based storage program
- Designed system specifications for a number of features and programs for the new portal **thiz.com.hk**
- Employed a number of employees including programmers, designers/artists, marketing executives and other supporting staff

As at 31st March, 2000, the Group had a workforce of 23 staff engaged in the following operations:

	Hong Kong	U.S.	Total
Management	2	1	3
Linux programming and development	2	–	2
Web development and design	4	1	5
Development of Web programs	–	5	5
Sales and marketing	3	–	3
Administration support	5	–	5
	16	7	23

Financial performance

For the year ended 31st March, 2000, the Group recorded a turnover of similar level compared with that of previous year – about $34.9 million, which was mostly derived from the trading of computer products in the U.S. except that about $0.3 million was from provision of artwork design, Web design and Web hosting services. Although sales and gross profit for trading of computer products decreased by approximately 3% and 52% respectively as compared to those of 1999 due to keen competition and short life cycle of such products in the U.S. market, the high gross margin of artwork, Web design and Web hosting services, recorded at approximately 81% (which was a result of the low salary cost allocated), offset the reduction of gross profit generated from the trading of computer products. The Group's gross profit was about $0.4 million, which represented a gross margin of about 1.4% and was similar to that of the previous year. The selling and distribution expenses for the year ended 31st March, 2000 showed a substantial decrease from about $1.0 million to about $0.5 million compared with those of previous year since the Group's trading business in the U.S. experienced a reduction in the number of salesmen to nil and a reduction of customs and freight charges. The general and administrative expenses for this year also showed a substantial decrease from about $3.0 million to about $2.2 million compared with those of previous year mainly as a result of the reduction in provision for doubtful debts from about $1.4 million to about $0.2 million. The Group recorded a large provision for doubtful debts in the previous year since according to the Directors' knowledge, some distributors had closed down. The net loss was about $1.8 million.

During this year, the Group sold computer products amounting to about $2.0 million to GUI and purchased computer products amounting to about $1.6 million from GUI. The Group also provided artwork services to Onspeed Technologies amounting to about $0.2 million, which was the Group's major source of revenue during this year after cessation of trading business in the U.S.. Further details of the above transactions are set out in the subsection headed "Related party transactions and connected transactions" below.

For the year ended 31st March, 2001

Business development

The Group launched **thiz.com.hk** targeted at users in Hong Kong in April 2000. The Directors believe that the Group is one of the few Internet portal operators who offer users a Web-based storage space and Web-based ICQ in Hong Kong.

After recruiting the relevant staff in March 2001, the Group commenced to develop ThizLinux desktop version in English. The Group completed the development work of ThizLinux desktop version and launched it in June 2000. In October 2000, ThizLinux desktop version was upgraded to run also in Chinese (both traditional and simplified characters).

In September 2000, ZMall, the B2C e-commerce platform of the Group, commenced operation in **thiz.com.hk**. It is a cyber shopping mall that hosts a variety of products including the Group's Linux products, offering online shopping, ordering and credit card payment service. **thiz.com.hk** and **ZMall** have been considered by the Group as showcases on the Internet of the Group's certain Web-based applications for the use on Linux platform to be developed, namely, an e-shop software which will enable users to create and operate their own shops on the Internet, an office administration system software and an education platform which will contain the Web-based functions developed by the Group and are now offered in **thiz.com.hk** such as ZDrive, ZICQ and ZPda. Through continual operation of the aforesaid online trading and Web-based functions on the Internet, the Group gains experience in the application of such functions in order to benefit continual testing and improvement of such functions before the launch of the relevant Web-based applications in the market. **ZMall** also serves as a channel through which the Group's Linux products are promoted and offered.

thizbiz.com, the B2B e-commerce platform of the Group, was also launched in Hong Kong in September 2000 for trading of a wide variety of products, including electronic components and computer products. In order to attract and to build up connections with vendors of computer products which are potential customers of the Group's Linux products, in particular, ThizLinux and ThizOffice for installation into PCs offered by them, the Group commenced to source computer products including hard disk, RAM and integrated circuits from vendors in Taiwan, the U.S. and Hong Kong for trading on **thizbiz.com**.

In December 2000, the Group and Grandmass set up Thiz Grandmass ERP Systems Limited in Hong Kong to develop the existing ERP system of Grandmass to run on Linux.

In December 2000, the Group signed a letter of intent with Yuan Wang to set up a joint venture in the PRC to re-develop the existing applications of Yuan Wang to run on Linux. In order to penetrate the PRC market, the Group and Yuan Wang signed a distribution agreement for a term of 2 years in the same month whereby Yuan Wang was appointed as a distributor of ThizLinux in the PRC with effect from January 2001. Under the distribution agreement, Yuan Wang purchases ThizLinux from the Group at a wholesale price. It is estimated that at least 120,000 copies of ThizLinux desktop version will be sold annually pursuant to this agreement. No sale to Yuan Wang was recorded as at 31st March, 2001 as the Group focused to cater for the demand in Hong Kong for ThizLinux as a result of the coming into operation of certain provisions of the IPMA Ordinance which target to combat the use of infringing copies of softwares, further details of which are set out in the section headed "Industry overview" of this prospectus. In the same month, the Group also signed a letter of intent with GA to form a joint venture to re-develop the existing applications developed by GA to run on Linux.

During this period, the Group commenced providing Web design, Website development and Web hosting services in Hong Kong.

In March 2001, the Group launched ThizLinux desktop version 4.2 which has additional features. In order to extend its Linux-based solution business to the server market, the Group also completed the development of ThizLinux server version and launched it in the same month.

To cope with the market potential offered by the coming into operation of certain provisions of the IPMA Ordinance, the Group launched the program known as "Office Migration", which is a package of services offering ThizLinux desktop version 4.2 and ThizLinux server version together with software installation and network configuration services. ThizOffice has been added to this program after its launch.

In March 2001, in order to further extend the sales of ThizLinux in Asia, the Group signed a distribution agreement for a term of 2 years with ACTC to engage ACTC as a distributor of ThizLinux in Taiwan and other Southeast Asian countries effective from 1st May, 2001. Under the distribution agreement, ACTC purchases ThizLinux from the Group at a wholesale price. It is estimated that at least 150,000 copies of ThizLinux desktop version 4.2 will be sold annually pursuant to this agreement. In the same month, the Group signed a letter of intent with Tsinlien Network to distribute the Group's products in Tianjin, the PRC.

During the year ended 31st March, 2001, around 24,500 copies of ThizLinux desktop version were sold in the U.S. and Hong Kong. During this year, the Group had about 480 customers for sale of computer products on a retail basis, through ZMall or other channels, 5 customers for sale of computer products through the B2B e-commerce platform and 4 customers for its Web design, Website development and Web hosting services.

Other attainments

- Completed the Web-based storage system in April 2000

- Carried out a range of marketing activities, such as advertisements on the bus shells of Kowloon Motor Bus, magazine and newspaper advertisements, workshops and paticipation in exhibitions, to promote the launch of **thiz.com.hk** and ThizLinux

- Added new features on **thiz.com.hk**, such as Web-based PDA

- Completed the development of and began selling ThizLinux desktop version 1.0 in June 2000

- Completed the development of ThizLinux desktop version 2.0 to run also in the Chinese language (in traditional characters) in September 2000 and launched it in the same month

- Completed the development of ThizLinux desktop version 3.0 to run also in simplified Chinese characters in October 2000 and launched it in the same month

- Launched **thizlinux.com** to provide information and news on Linux

- Signed an agreement with Renew Logistics (HK) Ltd., an Independent Third Party and an Internet education provider, in November 2000 to distribute at a commission PCs that may be bundled with ThizLinux desktop version and other affiliated products at the outlets of a well-known toy retailer in Hong Kong for a term of two years from the date of signing the agreement. As at 31st March, 2001, the commission income generated from sale of computers through this channel amounted to about $4,000

- Commenced jointly with Grandmass the development of ERP system that runs on Linux

As at 31st March, 2001, the Group had a workforce of 26 staff engaged in the following operations:

	Hong Kong	**U.S.**	**Total**
Management	2	1	3
Linux programming and development	7	–	7
Web development and design	4	–	4
Development of Web programs	–	1	1
Sales and marketing	5	–	5
Administration support and accounting	6	–	6
	24	2	26

Financial performance

The Group recorded a turnover of about $4.3 million for year ended 31st March, 2001 which was derived from sale of ThizLinux, retail sale of computer products such as PCs bundled with ThizLinux desktop version through B2C e-commerce platform or other channels such as promotion programs and direct sale channels, trading sale of computer products through B2B e-commerce platform and provision of artwork, Web design, Website development and Web hosting services. The turnover of about $850,000 generated from sale of ThizLinux comprised turnover of about $813,000 generated from distribution of ThizLinux to computer vendors who installed ThizLinux in the PCs they sold and about $37,000 generated from the sales of ThizLinux CDs. The gross profit margin derived from the sale of ThizLinux was about 99%. Only the production cost of the packaged CDs was included in the cost of sales. No license fee was payable and the related development costs had been expensed when incurred and not been allocated to cost of sales. The turnover generated from the Group's trading of computer products through its B2B e-commerce platform during this year was about

$1,046,000 and the gross margin derived from this activity was about 4.0%. Besides, the sale of computer products was also undertaken on a retail basis in Hong Kong through the Group's B2C e-commerce platform or other channels such as promotion programs and direct sale channels since the Directors believe it can help to promote ThizLinux to end users. The turnover of about $1,946,000 generated from sale of computer products on a retail basis comprised the invoiced value of computer products sold of about $1,917,000 and commission income from sale of computer products of about $29,000. The computer products distributed on a retail basis this year were mainly PCs sourced from Dragon System. The gross profit margin derived from retail sale of computer products was approximately 10.8%. The gross profit margin for artwork, Web design, Website development and Web hosting services was about 78%, which was similar to that of the previous year. The Group recorded a gross profit of about $1.5 million and a net loss of about $6 million. The gross margin substantially increased to about 33.9% as a result of the contribution from the sale of ThizLinux and artwork, Web design, Website development and Web hosting services, which had higher gross margins. The increase of the net loss was mainly due to the increase in staff costs (including Directors' remuneration). The Group's rentals, staff costs and promotion costs during this year rose substantially as a result of the Group's expansion of manpower for the development and marketing of its products and services. The Directors' remuneration was increased from about $0.1 million for the year ended 31st March, 2000, to about $2.1 million for the year ended 31st March, 2001 due to the increase in the number of Directors receiving remuneration from one to three and the review of Directors' remuneration. The Group's share of loss of a jointly controlled entity, ThizGrandmass ERP Systems Limited, which was at its early stage of development, amounted to about $160,000.

During this year, with the objective to promote ThizLinux, the Group purchased PCs from Dragon System for distribution together with ThizLinux desktop versions amounting to about $1.7 million and also distributed PCs on behalf of Dragon System and earned a commission of about $9,000. The Group had provided artwork and Website development services to Onspeed Technologies until May 2000 and the turnover derived was about $0.3 million. Further details of the above transactions are set out in the subsection headed "Related party transactions and connected transactions" below.

For the period from 1st April, 2001 to the Latest Practicable Date

Business development

In April 2001, the Group commenced to provide fee-based training courses on the use of ThizLinux.

In May 2001, the Group developed and launched a low cost office application software, namely "ThizOffice", with reference to the source code of OpenOffice.Org, an open source office application. In the same month, the Group signed a distribution agreement with Power

Logistics to distribute the Group's ThizLinux desktop version 4.2 and the existing version of ThizLinux server version and ThizOffice in Macau for a term of six months commencing from 1st May, 2001.

In June 2001, the Group also launched the beta version of ThizLinux@School, which is a desktop version of ThizLinux catering for schools. It contains a number of teaching/learning tools, teaching materials and education games. Promotional CDs have been sent to primary and secondary schools in Hong Kong for testing and comments. The Group will enhance its features, further details of which are set out in the section headed "Future plans and prospects" of this prospectus.

In July 2001, the Group completed its corporate reorganisation in preparation for the listing of the Shares on GEM. After the reorganisation, the Company became the holding company of the Group. Details of the corporate reorganisation are set out in the paragraph headed "Corporate reorganisation" in Appendix IV to this prospectus.

As at the Latest Practicable Date, the Group had a workforce of 27 staff engaged in the following operations:

	Hong Kong	U.S.	Total
Management	2	1	3
Linux programming and development	11	–	11
Web development and design	3	–	3
Development of Web programs	–	1	1
Sales and marketing	3	–	3
Administration support and accounting	6	–	6
	25	2	27

DESCRIPTION OF BUSINESS

The Group is a developer and a provider of a range of Linux solutions including Linux operating systems (which may be bundled with PCs provided by hardware vendors), application systems run on Linux and related services such as software installation, training and education. In order to support the Group's Linux related business, the Group also engages in the ancillary business activities of (i) the operation of Internet portals with features and functions for future development into Web-based applications for the use on Linux platform; (ii) the operation of B2C e-commerce and B2B e-commerce platforms through which the Group's Linux products are promoted and offered; and (iii) the provision of services such as Web design and Website development built on Linux platform with Linux compatible programs and Web hosting.

Linux solutions

The Linux products currently offered by the Group include: (i) ThizLinux desktop version which is a Linux operating system for PCs; (ii) ThizLinux server version which is a Linux operating system for Intranet and Web servers; and (iii) ThizOffice which is an office application. The Group has just launched a beta version of ThizLinux@School which is a desktop version of ThizLinux catering for schools.

The Group had completed the development of and launched a Linux operating system for PC, namely "ThizLinux desktop version" in June 2000. The current ThizLinux desktop version is in English, traditional and simplified Chinese. The key feature of ThizLinux desktop version is its user-friendly functions such as auto-installation, auto-configuration, auto-uninstallation and auto-preservation for Microsoft Windows and language switch. The Directors believe that the barriers for Linux to become popular in the PC market are its complex installation and configuration process. The Group distributes ThizLinux desktop version to computer vendors (who install ThizLinux in the PCs they sell) at a fee on a per unit of PC basis. The Group also distributes ThizLinux desktop version in the form of packaged CDs through distributors, retail shops and direct sale to end users. ThizLinux desktop version contains the Linux operating system, Web browser, CD player, media player, games and office utility programs (including, among others, word processing, spreadsheet, database management, presentation graphics and calendar). The whole installation process is simple so that users can install the program easily.

In order to extend its Linux solution business to the server market, the Group completed the development of and launched ThizLinux server version for the use of Intranet and Web servers in March 2001 .

The Group also launched the beta version of ThizLinux@School which is a desktop version of ThizLinux catering for schools in June 2001. It contains a number of teaching/learning tools, teaching materials and education games. Promotional CDs have been sent to certain primary and secondary schools in Hong Kong for testing and comments. The Group will enhance the feature of ThizLinux@School, further details of which are set out in the section headed "Future plans and prospects" of this prospectus.

In May 2001, the Group had completed the development of and launched an office application software, namely "ThizOffice", with reference to the source code of OpenOffice.org, an open source office application, which runs on both Linux and Microsoft Windows platforms and contains a range of office application tools such as word processing, spreadsheets, presentations, drawings and a Web page design tool. ThizOffice supports both Chinese and English languages and is fully compatible with Microsoft Office for files in Chinese and English.

In order to promote the Group's Linux products, the Group launched a program known as "Office Migration" in March 2001 which is a package of services offering ThizLinux desktop and server version together with software installation and network configuration services. ThizOffice has been added to this program after its launch.

For the development of application systems run on Linux, the Group formed a joint venture with a wholly-owned subsidiary of Grandmass in December 2000 for the development of the existing ERP system of Grandmass to run on Linux, which is tentatively scheduled to be launched under the name of ThizOMS, and has also signed a letter of intent with each of GA and Yuan Wang in December 2000 to re-develop their respective applications to run on Linux.

The Group also provides training and education services on Linux. Fee-based training courses on the use of ThizLinux and free seminars on Linux are offered by the Group. As the Group only commenced providing fee-based training courses in April 2001, no income was derived from this activity during the Track Record Period.

The Group commenced its Linux solution business in January 2000. The turnover generated from this activity was derived from distribution of ThizLinux and represented about 19.7% of the total turnover of the Group for the year ended 31st March, 2001.

Ancillary business activities

In order to support the Group's Linux related business, the Group also engages in the following business activities:

(i) Internet portals

The Group launched its portals **thiz.com** in June 1999 and **thiz.com.hk** in April 2000, both of which are built on Linux platform, in the U.S. and Hong Kong respectively. These portals offer personalised features such as 100 MB free Web-based storage (ZDrive), Web-based ICQ (ZICQ) and Web-based PDA (ZPda) on the Internet, which can be accessed at anytime, from anywhere and with any device that can connect to the Internet.

thiz.com and **thiz.com.hk** are themselves demonstrations of the Group's ability to develop the aforesaid Web-based functions. **thiz.com** and **thiz.com.hk** also serve as showcases on the Internet of the Group's following Web-based applications for use on Linux platform to be developed:

(a) an office administration system software

This will be an application software run on Linux for office administration with functions including Web-based storage, Web-based ICQ and Web-based PDA which are now available to users of the Group's portals, **thiz.com.hk** and **thiz.com**.

(b) an education platform

This will be an application software run on Linux designed for the use of students and administrators in schools with functions including Web-based storage, Web-based ICQ, Web-based e-mail and Web-based PDA.

Through continual operation of the Web-based functions such as ZDrive, ZICQ and ZPda, the Group gains experience in the application of such Web-based functions in order to benefit continual testing and improvement of such functions before the launch of the relevant Web-based applications in the market.

(ii) B2C, B2B e-commerce platforms and other channels through which the Group's Linux products are offered

Operation of a B2C e-commerce platform under ZMall of **thiz.com.hk** and a B2B e-commerce platform under **thizbiz.com** creates channels through which the Group's Linux products are promoted and offered to local individual customers and worldwide wholesalers/ manufacturer customers.

The Group's B2C e-commerce platform, which is known as ZMall, hosts a variety of products (including the Group's existing Linux products) and serves as a platform for online shopping, ordering and credit card payment. Among the products offered in ZMall, the Group has been actively promoting PCs bundled with ThizLinux desktop version and related accessories on the Internet and through promotion program such as promotional sale at outlets of a toy retailer in Hong Kong in order to grasp the opportunity of enhancing awareness of computer users of the existence, the characteristics and strengths of the Group's Linux products through installation of Linux products in the PCs sold. The revenue generated from the B2C e-commerce platform during the year ended 31st March, 2001 was derived from sale of computer products, which were mainly PCs together with accessories sourced from Dragon System, further details of which are set out in the subsection headed "Related party transactions and connected transactions" below. The turnover from retail sale of computer products through the B2C e-commerce platform or other channels amounted to about $1,946,000 for the year ended 31st March, 2001.

ZMall also serves as a showcase on the Internet of a Web-based application for use on Linux platform to be developed with Linux technology, namely, e-shop software, which shall contain the functions of ZMall so as to enable users to create and operate their own shops on the Internet. Through operation of ZMall, the Group gains online trading experience in order to test and perfect the functions of the e-shop software before its launch in the market.

thizbiz.com, built on Linux platform, enables buyers and sellers to originate and conduct transactions over the Internet.

The Group sources a range of computer products including hard disk, RAM and integrated circuits from vendors and sell these computer products together with all the Group's existing Linux-based products, through **thizbiz.com**. Through this B2B platform, the Group attempts to attract and build up connections with vendors of computer products which are potential customers of the Group's Linux products, in particular, ThizLinux and ThizOffice, so that the Group's Linux products can be installed into PCs offered by the vendors.

For the Group's Linux products sold independently of PCs, please refer to the paragraph headed "Sales and marketing" under the section headed "Business" in this prospectus.

(iii) Other computing services

The Group also provides computing services such as Web design and Website development built on Linux platform with Linux compatible programs and Web hosting. By providing such services built on Linux platform, the Group is creating a customer base using ThizLinux server version and the customers engaging the Group's services of Web design and Website development become potential customers of all of the Group's Linux products already developed or to be developed by the Group in the future.

PRODUCTS AND SERVICES

I. Linux solutions

The Group's Linux solutions comprise the following:

1) ThizLinux desktop version (English, traditional Chinese and simplified Chinese versions) for the use of PCs

2) ThizLinux server version for the use of Intranet and Web servers

3) ThizOffice, an office application

4) Software installation and network configuration services

5) Training and education services – the Group offers fee-based training courses on the use of ThizLinux and also holds free seminars on Linux

ThizLinux desktop version 3.0, which has been sold since October 2000, contains the following key functions:

a. Components developed by the Group:

- Auto-installation
- Auto-configuration of hardware
- Auto-partition to reserve hard disk space for Microsoft Windows installation, enabling two operating systems to be maintained in a PC
- In English and Chinese (both traditional and simplified characters) – ThizLinux desktop version 1.0 only runs in English and version 2.0 can run in English and Chinese (in traditional characters)

- Un-installation program – a program to uninstall ThizLinux desktop version

- User manual

b. Open source components (software which can be copied, modified and distributed without any associated fee and with few restrictions):

- Linux operating system – (Linux kernel version 2.2.15)

- Windows manager

- PDA communication tools

- Zip and unzip functions – a program to create and unpack compressed files

- Web browser

- MP3 player

- Graphic software

- CD player

- ICQ chat room program

- Modem dial up

- Telnet and Ftp client program – a program to allow remote access to another computer and file transfer between computers

- Share resources with other computers

c. Commercial component licensed from Sun Microsystem, Inc. (No license fee is needed to be paid by the Group pursuant to the relevant license agreement):

- Star Office (including applications of word processing, spreadsheet, presentation, Web page design tools, calendar, etc.)

In March 2001, ThizLinux desktop version 4.2 was launched. The additional features include:

- A new Linux operating system (Linux kernel version 2.4.2)
- Supports broadband Internet connection
- Utility programs for PDA
- More drivers to support hardware
- A control panel for easier configuration
- Video CD player
- Other programs such as a spreadsheet program and a drawing program
- Technical support service rendered by phone and e-mail

ThizLinux server version, which was launched in March 2001, contains the following key features and applications:

- Broadband support and dial-up support for Internet connection
- Internet/Broadband sharing service
- Drivers to support hardware for a server system
- All services can start automatically with basic configuration
- Samba server – allows file sharing between a Linux server and a Windows client
- NFS server – allows file sharing between a Linux server and a Unix client
- Apache server – a Web server program
- Mail server
- Telnet and Ftp service
- MySQL server and client – a database system
- Support to PHP (PHP Hypertext Preprocessor), Perl (Practical Extraction Report Language) and JSP (Java Server Page), which are Web programming languages

"Office Migration", a program launched in March 2001, is a package of services that offers ThizLinux desktop version 4.2 and ThizLinux server version together with the related services such as software installation and network configuration on software. ThizOffice was added to this program after its launch in May 2001. The said products developed by the Group are not themselves infringing copies as defined in the IPMA Ordinance, therefore any use thereof will not constitute a breach of the IPMA Ordinance.

ThizOffice, a software launched in May 2001, is an office application software developed by the Group based on the source code of OpenOffice.org, an open source application. It has the following main features:

- Contains a range of office application tools such as word processing, spreadsheets, presentations, drawings and Web page design tool
- Supports both Chinese and English languages
- Fully compatible and interchangeable with Microsoft Office for files in Chinese and English
- Runs on Linux and Microsoft Windows
- Technical support service rendered by phone and e-mail and free upgrade service
- Provides a user manual


ThizLinux
ThizLinux Laboratory Limited
ThizLinux

ThizLinux desktop version


ThizOffice
For Linux & Windows
ThizLinux Laboratory Limited
ThizOffice

ThizOffice


ThizServer
ThizLinux Laboratory Limited
ThizServer

ThizLinux server version


ThizLinux@school

ThizLinux@School
(only beta version launched)

In order to promote the use of Linux, the Group runs the Website **thizlinux.com**, which contains practical and up-dated information on Linux, including (i) news in the Linux community; (ii) installation guide; (iii) answers to frequently asked questions on Linux; (iv) technical support; and (v) purchase of ThizLinux.

A page from **thizlinux.com**


ThizLinux Laboratory Ltd.
Company Profile • Development • Products • Supports • Solutions
Order • Linux News • Careers • Contact Us
A Total Solution for You .....
Today Linux News (21 Jun)
Kernel Cousin KDE #14 by Aaron J. Seigo
LinuxPR: Sponsorship for the 5th LyX Developers Meeting
LinuxPR: XMMS 1.2.5 announced
Linux Programming: Phoenix Object Basic 1.5 - Preview 5 available for download now
Open Source in the Enterprise: Uneasiness Among Development Managers?
MandrakeFreq #2 Available
CNET News.com: Red Hat to Announce Database
DukeOfURL: Linux Buyer's Guide #11
Pervasive Software releases Linux version of its powerful data management software
CodeWeavers Releases New Wine Application Database
What's coming here?
Be a Fan of ThizLinux at 9
Who say Linux is uniquely designed for computer experts? When you've learnt there is a 9-year-old boy using ThizLinux, you will know it's time to kick the stereotype out.
Schools join the development of ThizLinux@School
Learning the need of the user is the key of successful software. That is why we are inviting principals and teachers of primary and secondary schools in Hong Kong, to act as an important role in the development of new ThizLinux@School.
Copies of the ThizLinux@School beta version, which include various educational programs designed for schools, will be distributed to over 1000 schools in Hong Kong. Constructive opinion and suggestion on the beta version are welcome.
Exclusive Discount for Educators and Students
For those teachers and students who order ThizLinux on HKEdCity, we are glad to offer a discount price of HK$120 (original price: HK$156). Furthermore, they only need to pay HK$480 for ThizServer which is originally priced HK$799. The promotion campaign is held before 26 June 2001.
Why still hesitate? Download the order form from HKEdCity NOW!
Free download of ThizLinux 4.2 Desktop version is now available. Please login and have a look on it!
An extensive network of 53 retail shops and Tai Lin Chain Store where you can find our ThizLinux boxset now!
Once you becomes our customers and register the products, you may enjoy our good local technical support:
Permanent FREE products' upgrade
60 days Telephone support: 2111 7388
120 days Fax support: 2111 0702
Free Email support: support@thizlinux.com
Free browse of website FAQ
The Latest ThizLinux Products
ThizLinux 4.2 is a hands-on winner with its automatic installation, configuration and easy usage. The installation program detects what hardware you have, helps you resizing any Windows partition you have to make room for ThizLinux, and allows you to install ThizLinux alongside Windows®
ThizOffice 1.0 comprises text editor, spreadsheet, presentation and drawing software, supporting both Chinese and English languages. It meets the needs of general office and family in Hong Kong.
ThizServer 4.3 is the first server software provided by ThizLinux to the society. It is designed to be secure, stable, robust and good performance, and easy to use.
More Details >>
More Details >>
More Details >>
Copyright(c) 2001. All Rights Reserved.

II. Ancillary business activities

To support the Group's Linux related business, the Group also engages in the following ancillary business activities comprising (i) the operation of Internet portals; (ii) the operation of B2C e-commerce platform and B2B e-commerce platforms; and (iii) the provision of services such as Web design and Website development:

(i) Internet portals

thiz.com and **thiz.com.hk** offer the following products and services:

1) Personal Web-based storage with 100 MB capacity (ZDrive).

2) Web-based ICQ (ZICQ)

3) Search engine

4) Web-based PDA (ZPda)

- Chat room service

- Free e-mail

- Calendar/scheduling

5) ZMall – a B2C Internet shopping hub*

6) Content services* such as daily headlines of Wen Wei Po, IQ Quiz and psychological tests, daily cooking recipes and weather reports, etc

Note:

* available in **thiz.com.hk** only

(ii) B2C and B2B e-commerce platforms

The Group's B2C e-commerce platform, ZMall, is located at the portal site **thiz.com.hk**. ZMall offers a broad variety of products (including the Group's Linux products) from over 30 vendors. The platform offers:

1) A display of products and product information including price

2) Information of the vendors

3) Online order placement

4) Online credit card payment authorization and processing

The Group's B2B e-commerce platform, **thizbiz.com**, is a B2B e-commerce platform for international trade of a wide variety of products such as electronic components and computer products (including the Group's Linux products).

(iii) Other computing services

The Group provides other computing services such as Web design, Website development built on Linux platform with Linux compatible programs and Web hosting.

RESEARCH AND DEVELOPMENT

The Directors believe that research and development are vital to the Group's development in the business of Linux solutions. The Group has committed resources in research and development. The related development costs of ThizLinux have not been capitalised but expensed when incurred. For the two years ended 31st March, 2001, the research and development costs were about $0.6 million and $2.2 million respectively, which was estimated based on the software expenses, Internet service expenses and staff salaries spent on research and development of the Group's products. These amounts were only estimated costs since the Group did not separately record research and development expenses during the Track Record Period. As at the Latest Practicable Date, the Group had 12 employees engaged in research and development, 11 for the Linux solutions and 1 for the portals.

The Group intends to continue to recruit experts in Linux development projects. Furthermore, the Group intends to leverage its relationship with software developers to provide a more diversified range of Linux solutions to its customers, further details of which are set out in the subsection headed "Strategic relationships" under this section. The Group will also offer a wider range of Web-based applications and computing products/services by making use of its expertise in Linux. Further details of the above plans are set out in the section headed "Future plans and prospects" of this prospectus.

SALES AND MARKETING

Sales

The Group has an experienced sales and marketing team consisting of 3 members who work with members of the management team to promote the services and products of the Group.

The Group's target customers are individuals and small and medium size corporations. Its products and services are sold through various distribution channels, including direct sale channel and distributors in order to expand the geographical coverage of the sale of its products.

In particular, ThizLinux desktop version is sold mainly through computer vendors (who install ThizLinux in the PCs they sell). The Group's Linux products (ThizLinux desktop version, ThizLinux server version and ThizOffice) are sold through distributors and direct sale channel such as the Office Migration program. They are also available for sale in computer shops. The Group usually sells and will continue to sell the Linux products to computer shops on a consignment basis for the first month, under which retail shops only have to pay the Group when products are sold. The Group performs stocktake to check the amount of stock kept by the retail shops in order to account for the number of Linux products sold. After one month, the distributors and retail shops have to make purchase orders and invoices are issued to them when products are delivered. To utilise the Group's existing Internet presence as a marketing channel, the Linux products of the Group are also available for sale on ZMall of **thiz.com.hk, thizbiz.com** and **thizlinux.com.** To penetrate into the other Asian markets, the Group has signed distribution agreements with Yuan Wang and ACTC to distribute ThizLinux in the PRC, Taiwan and other Southeast Asian countries. The Group has also entered into a letter of intent with Tsinlien Network to distribute its Linux-based products in Tianjin, the PRC and a distribution agreement with Power Logistics to distribute certain of its existing Linux products in Macau.

The following table sets out the distribution channels, target customers and markets of the Group's major products and services launched or to be launched:

Products and services launched	**Distribution channels**	**Target customers**	**Target markets**
ThizLinux desktop version	hardware vendors, distributors, direct sale, retail shops, ZMall, **thizbiz.com, thizlinux.com**	individual computer users	U.S., Hong Kong, the PRC and Taiwan
ThizLinux server version	direct sale, distributors, ZMall, **thizbiz.com**, **thizlinux.com**	IT consultants, corporations	Hong Kong
ThizOffice	direct sale, hardware vendors, distributors, computer shops, ZMall, **thizbiz.com**, **thizlinux.com**	individual computer users	Hong Kong, the PRC and Taiwan
B2B e-commerce products	**thizbiz.com**	corporations	U.S., Hong Kong, the PRC and Taiwan
B2C e-commerce products	ZMall	consumers	Hong Kong
retail computer products	ZMall, promotion programs, direct sale, distributor	end users	Hong Kong

Products and services to be launched	Distribution channels	Target customers	Target markets
applications that run on Linux platform (such as ThizOMS)	distributors	end users, IT consultants	Hong Kong, the PRC
ThizLinux@School	schools, retail shops, ZMall, **thizbiz.com, thizlinux.com**	schools, teachers, students	Hong Kong, the PRC
home server bundle	direct sale	individual households, small and medium size enterprises	Hong Kong
Web design package	direct sale	corporations	Hong Kong
wireless Internet products	direct sale	Internet users	Hong Kong
e-shop software	distributors	small and medium size enterprises	Global
office administration system	distributors	small and medium size enterprises	Hong Kong

Marketing

The Directors believe that continual brand building is vital to the Group's success in providing Linux solutions. To achieve this, the Group promotes ThizLinux through a variety of compaigns such as workshops and advertisements in computer-related publications. Free samples of ThizLinux are offered as souvenirs to readers of various IT-related magazines. The Website **thizlinux.com** has been set up to provide information and news on Linux and technical support services in order to strengthen the awareness of ThizLinux and the Group's presence in the Linux community and enhance its relationship with customers. The Directors also believe that distributions of ThizLinux through computer vendors, ZMall of **thiz.com.hk** and **thizbiz.com** increases customers' awareness of the ThizLinux brandname.

The Group also participates in trade shows and exhibitions such as Asia Internet World 2000 to promote ThizLinux.

STRATEGIC RELATIONSHIPS

The Group has established and will continue to establish strategic relationships with technology companies. The Directors consider that these relationships enable the Group to broaden its client base, promote the brandname of the Group's products and services and leverage the technology of the technical partners to provide a more diversified range of products and services to its customers.

A summary of the strategic relationships of the Group is set out below:

Grandmass

The Group and a wholly-owned subsidiary of Grandmass set up Thiz Grandmass ERP Systems Limited ("Thiz Grandmass") in December 2000 to develop the existing ERP System of Grandmass to run on Linux. Each of the Group and Grandmass has 50% interest in Thiz Grandmass and appoints two directors to Thiz Grandmass, and has agreed to contribute an initial investment of $500,000 ($50,000 as paid-up capital and the remaining $450,000 as shareholders' loans). As at the Latest Practicable Date, the Group has contributed about $291,500 to Thiz Grandmass. The remaining contribution will be financed by the net proceeds of the issue of the New Shares under the Placing. The Group is mainly responsible for Thiz Grandmass's operations, accounting and development of the software program while Grandmass is mainly responsible for the sales and distribution of Thiz Grandmass's products. The development of the ERP system on Linux is now in progress.

Yuan Wang

In December 2000, the Group signed a letter of intent with Yuan Wang to set up an equity joint venture in the PRC to re-develop the existing applications of Yuan Wang to run on Linux. The total investment amount will be RMB1,000,000, which will be contributed as to 60% by the Group and 40% by Yuan Wang. The capital contribution by the Group will be financed by the net proceeds of the issue of the New Shares under the Placing. The Group will be responsible for the provision of software development technology on Linux while Yuan Wang will be responsible for the provision of staff, office and equipment for the re-development of its existing applications by the joint venture. The software applications developed by Yuan Wang include an application system for school network, a point of sale system, an office information system, a personnel management system and a tendering management system. The existing applications that the Group intends to re-develop are set out in the section headed "Future plans and prospects" of this prospectus. Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and Yuan Wang. The setting up of the joint venture is subject to the approval by the relevant PRC authorities.

In the same month, the Group signed a distribution agreement with Yuan Wang to engage Yuan Wang as a distributor of ThizLinux in the PRC for a term of 2 years commencing from January 2001. It is estimated that at least 120,000 copies of ThizLinux desktop version will be sold annually pursuant to this agreement.

GA

In December 2000, the Group signed a letter of intent with GA to establish a joint venture to re-develop the existing applications developed by GA to run on Linux. The total investment amount is estimated to be $2 million. The Group tentatively intends to invest $1 million to this joint venture subject to agreement between the Group and GA. The contribution by the Group will be financed by the net proceeds of the issue of the New Shares under the Placing. The Group will be responsible for recruiting programmers and supervising the re-development of GA's existing applications while GA will be responsible for providing technical support. The software applications developed by GA include a Web-based Intranet system, an electronic procurement solution, a human resources application, an accounting system, a hotel booking system for travel agents, a logistic system and a project management system for property contractors. The Group currently intends to re-develop with GA the accounting system of GA. The Group will further select from other existing applications of GA those which the Directors believe have market potential for re-development. Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and GA.

ACTC

In March 2001, the Group signed a distribution agreement for a term of 2 years with ACTC to distribute ThizLinux in Taiwan and other Southeast Asian countries commencing from May 2001. It is estimated that at least 150,000 copies of ThizLinux desktop version 4.2 will be sold annually pursuant to this agreement.

Tsinlien Network

In March 2001, the Group signed a letter of intent with Tsinlien Network to distribute the Group's Linux products in Tianjin, the PRC.

Power Logistics

In May 2001, the Group signed a distribution agreement with Power Logistics to distribute the Group's ThizLinux desktop version, the existing version of ThizLinux server version and ThizOffice in Macau for a term of six months commencing from 1st May, 2001.

Others

The Group distributes ThizLinux through three computer vendors in the U.S., namely Zsystems LCC, Triton Technology Laboratory Corp. and American STI Inc., which are Independent Third Parties. Furthermore, in November 2000 the Group entered into an agreement with Renew Logistic (HK) Ltd., an Independent Third Party and an Internet education provider, for the distribution of PCs that may be bundled with ThizLinux in the cyber corner operated by Renew Logistics (HK) Ltd. at outlets of a well-known toy retailer in Hong Kong for a term of two years from the date of signing the agreement.

INTELLECTUAL PROPERTY

Software and related products or services

The Group has developed a library of operating system software based on Linux of which the source code is open for the public under the GPL or LGPL, without the requirement of obtaining a specific licence agreement. The Group has adopted and complied with the terms under the GPL and LGPL when copying, modifying and distributing software or library of software developed based on Linux. The Group does not claim any proprietary rights to such Linux-based software and library of software, or the mark Linux which is a trade mark of Linus Torvalds. For details of the risk in respect of the Group's intellectual property rights, please refer to the section headed "Risk factors" of this prospectus.

The Group is developing application systems run on Linux. The development and distribution of these application systems run on Linux are not bound by the terms of the GPL or LGPL since they are not software operation systems based on Linux, and therefore not within the ambit of the GPL or LGPL. Accordingly, no license from the Free Software Foundation Inc. is required. The Group claims proprietary interests in such works insofar as they are developed and created based on the independent knowledge, skills and judgment of the employees of the Group.

Website

The Group is the proprietor to its Websites **thiz.com**, **thiz.com.hk**, **thizbiz.com**, **thizlinux.com** and **thizgroup.com** and all intellectual property rights subsisting therein. These Websites are situated in the U.S. and Hong Kong respectively.

Features, screens and contents of these Websites when recorded in a permanent form are protected under the Copyright Ordinance (Cap. 528 of the Laws of Hong Kong) in Hong Kong as literal and/or artistic works. Where some of these Websites are made available in other jurisdictions, the same or similar protections are covered through the Berne Convention which is an international convention on protection of the rights of authors in their literary and artistic works, in accordance with the respective laws of such member countries.

Trademarks and service marks

The Group has applied for the registration of trademarks and service marks in Hong Kong, details of which are set out in the paragraph headed "Intellectual property" in Appendix IV to this prospectus.

COMPETITION AND STRENGTHS

The Directors believe that ThizLinux mainly faces competition from providers of computer operating systems. ThizLinux has to compete with a number of large well-established companies. The Directors believe that ThizLinux can be distinguished from other Linux operating systems by its user friendliness.

In the past, Linux was mostly used on servers. The major barrier for Linux to become popular among the PC users is that its installation process requires a significant amount of knowledge especially when it comes to configuring the hardware environment. As a result, most of the applications run on Linux are for servers. The Group's strategy is to focus on the applications run on Linux on PC sector where competition is less intense.

The Directors consider that the Group is equipped with competitive strengths enabling it to compete with its major competitors. The Group's principal strengths include:

- ***An innovative and capable IT team:*** the Group has a team of innovative and capable IT professionals who are committed to the development of the Group's Linux solutions, Internet portals and other computing products/services. The Directors believe that this team has created products of distinctive features and will continuously improve the Group's products to suit customers' needs.

- ***Distinctive features of its products:*** ThizLinux desktop version has user-friendly functions such as auto-installation, auto-configuration, auto-uninstallation, auto-preservation for Microsoft Windows and language switch. The Group has also developed Web-based application programs such as its Web-based storage (ZDrive), Web-based PDA (ZPda) and Web-based ICQ (ZICQ), which can be used to further develop into a number of Web-based application systems.

- ***Experienced management team:*** the management team has significant business experience and connection with the IT and computer industries, which enable the Group to devise feasible business strategies to convert its technology know-how to various revenue models in an efficient manner.

MAJOR CUSTOMERS AND SUPPLIERS

For the two years ended 31st March, 2001, the total turnover from the Group's five largest customers accounted for approximately 69% and 40% of the Group's turnover respectively. During these two years, the largest customer accounted for approximately 45% and 12% of the Group's total turnover respectively and was related to the Group's trading business in the U.S. and the Group's sale of ThizLinux respectively. The payment method varies among the different business activities of the Group. For the distribution of ThizLinux to computer vendors, a credit period of 30-60 days is generally given, depending on their credit-worthiness, and is usually made by telegraphic transfer. For the sale of ThizLinux CDs to distributors and retail shops, a credit period of about 30 days is generally given, depending on their credit-worthiness. For the B2C e-commerce business and the retail distribution of computer products, payment by buyers is generally made by cash on delivery or credit card. For the trading transactions through the B2B e-commerce platform, current arrangement is that buyers have to pay the Group before delivery of products. For other computing services such as Web design, deposits are usually required and the remaining balances are settled after provision of services. For the year ended 31st March, 2001, the range of deposits paid by customers were 20% to 100%. A deposit of about 30% is expected to be charged by the Group. The Group's sales are settled in HK dollars or U.S. dollars. For the two years ended 31st March, 2001, provision for bad and doubtful debts were approximately $197,000 and nil respectively. The Group's policy on provision for bad and doubtful debts is to make specific provision in case the Group considers that there is difficulty in collecting a debt. The doubtful debts during the Track Record Period arose from the trading of computer products in the U.S.. As the Group has not faced with any materially long outstanding debt for its current business, there is no specific credit control policy.

For the two years ended 31st March, 2001, purchase from the five largest suppliers accounted for approximately 91% and 98% of the Group's total purchase respectively. During these two years, the largest supplier accounted for approximately 43% and 61% of the Group's total purchase respectively. The largest supplier for the year ended 31st March, 2000 is an Independent Third Party and was related to the Group's trading business in the U.S.. Dragon System was the largest supplier of the Group for the year ended 31st March, 2001, details of which are set out in the subsection headed "Related party transactions and connected transactions" below and note (3)(h) of Appendix I to this prospectus. The Group's purchases are settled in HK dollars or U.S. dollars by cheque or telegraphic transfer. Usually, the Group has credit terms of 30-60 days with suppliers. The Group's purchases mainly relate to purchases of computer products sold by it through the B2B e-commerce platform. Currently, the Group only makes purchases after orders have been received.

For the year ended 31st March, 2000, most of the five largest customers and suppliers were related to the Group's trading business in the U.S. which has already ceased. For the year ended 31st March, 2001, most of the five largest customers and suppliers were related to the Group's trading of computer products through its B2B e-commerce platform. Although the

Group relied on few customers and suppliers during the Track Record Period, this reliance was irrelevant to the Linux business on which the Group is focusing.

Save for the purchase and sale of computer products from and to GUI, the artwork services rendered to Onspeed Technologies, details of which are set out in the subsection headed "Related party transactions and connected transactions" below and note(3)(h) of Appendix I to this prospectus and the purchase of PCs from Dragon System as set out above, none of the Directors, their respective associates and shareholders who own more than 5 per cent. of the issued share capital of the Company had any interest in any of the five largest customers or suppliers of the Group during the Track Record Period. GUI is one of the Group's five largest customers for the year ended 31st March, 2000 while Onspeed Technologies is one of the Group's five largest customers for the year ended 31st March, 2001. The purchase from and sale of computer products to GUI accounted for about 5% of the Group's total purchase and about 6% of the Group's total turnover for the year ended 31st March, 2000 respectively. The artwork services rendered to Onspeed Technologies accounted for about 0.7% and 7% of the Group's total turnover for the two years ended 31st March, 2001 respectively and also accounted for about 79% and 67% of the turnover derived from artwork and Web design service respectively for the two years.

RELATED PARTY TRANSACTIONS AND CONNECTED TRANSACTIONS

Relationship between the Group and related parties

Prior to the listing of the Shares on GEM, the Group has entered into various related party transactions, some of which will not continue after listing of the Shares on GEM while some of which will continue after listing of the Shares on GEM. Details of the related parties are as follows:

(1) Dragon System

Dragon System is a company owned as to about 30.6% by Mr. Albert Wong and about 4.5% by Mr. Albert Li. It is engaged in the assembly of computer parts into sets of PCs and sale of these PCs. An agreement has been signed between the Group and Dragon System whereby Dragon System granted to Thiz.Com (Hong Kong) Limited a non-exclusive right to sell PCs on behalf of Dragon System on a commission basis for a term of two years from 1st December, 2000, details of which are set out in the paragraph headed "Connected transactions" below. It is a commercial decision that Dragon System is not included into the Group since its business is not in line with the Group's Linux business. Moreover, it is not wholly owned by Mr. Albert Wong and Mr. Albert Li. Neither Mr. Albert Wong nor Mr. Albert Li is a director of Dragon System. Dragon System has appointed two distributors in Hong Kong (including the Group) and also distributors in the U.S. and Europe for the distribution of its PCs. Since the Group only acts as a distributor to sell PCs on behalf of Dragon System, the Directors confirm and believe that Dragon System, as a PC manufacturer, is not in any way, has or will have any competition with the business carried out by the Group.

(2) Onspeed Technologies

Onspeed Technologies is a company owned as to about 34% by Mr. Albert Wong and about 5% by Mr. Albert Li. It is engaged in trading of RAM module mainly, which is outside the product line of the Group. The Group provided artwork and Web development services to Onspeed Technologies during the two years ended 31st March 2001, details of which are set out in the paragraph headed "Related party transactions" below. This transaction has already ceased and will not continue after the listing of the Shares on GEM. It is a commercial decision that Onspeed Technologies is not included in the Group since it is not wholly owned by Mr. Albert Wong and Mr. Albert Li. Since (i) the major product traded by Onspeed Technologies is different from those traded by the Group through its B2B e-commerce platform; and (ii) the trading business by Onspeed Technologies is in the traditional way while the Group's trading business is through its B2B e-commerce platform, the Directors are not aware of any competition which will have significant impact on the business of the Group.

(3) GUI

GUI was a company wholly owned by Mr. Albert Wong before its dissolution in late 2000. It was engaged in trading of computer products in the U.S. before its dissolution. The Group purchased and sold computer products to GUI during the year ended 31st March, 2000, details of which are set out in the paragraph headed "Related party transactions" below. No sale was made to GUI in the year ended 31st March, 2001. GUI was located in North California, the U.S. while PC Media, Inc. was located in South California, the U.S.. GUI could obtain better terms from local suppliers in North California for RAMs while PC Media, Inc. could obtain better terms from local suppliers in South California for VGA cards, sound cards and mother boards. Therefore, GUI and PC Media, Inc. had to purchase computer products from each other.

(4) First Asia Finance Group Limited ("First Asia")

First Asia is a company owned as to 60% by Mr. Albert Li and 40% by his wife. It is engaged in the provision of investment advisory service. The Group has entered into a sub-tenancy agreement with First Asia for a term of 13 months from 1st October, 2000 to 31st October, 2001, details of which are set out in the paragraph headed "Connected transactions" below. As its business is not in line with the business of the Group, it is not included in the Group and the Directors confirm and believe that First Asia is not in any way, has or will have any competition with the business carried out by the Group.

The Directors believe and confirm that notwithstanding the above interests, none of the Directors, Initial Management Shareholders or substantial shareholders of the Company or its subsidiaries or their respective associates had any interest in any business that directly or indirectly competes with the business of the Group as at the Latest Practicable Date.

Related Party transactions

Prior to the listing of the Shares on GEM, the Group has entered into various related party transactions during the Track Record Period which will not continue after the listing of the Shares on GEM. These transactions are described below.

(1) For the year ended 31st March, 2000, the Group purchased computer products such as RAMs from GUI, amounting to about $1,603,000, representing about 5% of the Group's total purchase of this year.

(2) For the year ended 31st March, 2000, the Group sold computer products such as VGA cards, sound cards and mother boards to GUI, amounting to about $2,029,000, representing about 6% of the Group's total turnover of this year.

(3) For the two years ended 31st March, 2001, the Group provided artwork and Web development services to Onspeed Technologies, amounting to about $243,000 and about $318,000 respectively, representing about 0.7% and 7.3% of the Group's total turnover respectively.

(4) For the period from 1st December, 2000 to 8th April, 2001, the Group rented from Mr. Albert Wong the premises at Workshop Nos. 21 and 22 on 10th Floor, Sino Industrial Plaza, 9 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong at a monthly rental of $6,000 (inclusive of rates, Government rent and management fee) as an office and warehouse.

In the opinion of the Directors, the above transactions were carried out in the normal course of business of the Group and on normal commercial terms.

Connected transactions

Prior to the listing of the Shares on GEM, the Group has entered into various related party transactions which will continue after the listing of the Shares on GEM and will therefore constitute connected transactions of the Company for the purpose of the GEM Listing Rules. These transactions are described below:

Sub-tenancy agreement

First Asia has taken up a lease from an Independent Third Party in respect of the office premises located at Office No. 1504 on 15th Floor, Tower 1, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong (the "Silvercord Premises"). First Asia is an associate of Mr. Albert Li and a connected person of the Company for the purpose of the GEM Listing Rules.

Pursuant to a sub-tenancy agreement (the "Sub-tenancy Agreement") dated 22nd December, 2000 and entered into between First Asia and Thiz.com (Hong Kong) Limited, a wholly owned subsidiary of the Company, after obtaining the consent of the landlord of the Silvercord Premises, First Asia sub-leased the Silvercord Premises to the Group for non-domestic use for a term of 13 months from 1st October, 2000 to 31st October, 2001 at a monthly rental of $24,531 (exclusive of rates, management fees and utilities charges). It is occupied by the Group as an office.

DTZ Debenham Tie Leung Limited, an independent valuer, has confirmed that the rental payable by the Group for the Silvercord Premises is fair and reasonable and the terms of the Sub-tenancy Agreement are at arm's length and on normal commercial terms.

Agency agreement

Thiz.Com (Hong Kong) Limited entered into an agency agreement (the "Agency Agreement") with Dragon System on 1st December, 2000 whereby Dragon System granted to Thiz.Com (Hong Kong) Limited a non-exclusive right to sell PCs on behalf of Dragon System for a period of two years commencing from 1st December, 2000. Pursuant to the Agency Agreement, Dragon System will pay Thiz.Com (Hong Kong) Limited a commission of 6% of the selling price fixed by Dragon System for each order placed through the Group which is duly paid in full and not subsequently returned for a refund. The 6% selling commission is the standard rate charged by the Group to its clients who join the Group's B2C platform. Dragon System is an associate of Mr. Albert Li and Mr. Albert Wong for the purpose of the GEM Listing Rules. For the period from 1st December, 2000 to 31st March, 2001, the commission income generated from sale of PCs on behalf of Dragon System amounted to about $29,000.

Before 1st December, 2000, the Group purchased PCs from Dragon System and then resold them at a profit pursuant to an agreement dated 27th July, 2000. For the eight months ended 30th November, 2000, the purchase from Dragon System amounted to about $1.7 million. The charge basis was changed to a commission basis of 6% to be in line with those charged against other vendors in the Group's B2C e-commerce platform.

The Group distributes the PCs sourced from Dragon System through its B2C e-commerce platform and other channels and also **thizbiz.com**, further details of which are set out in the subsection headed "Description of business" above.

Sale of ThizLinux

In connection with the Group's sale of PCs on behalf of Dragon System pursuant to the Agency Agreement, the Group charges Dragon System a fee on a per unit basis if the PCs are sold with ThizLinux to the customers ("ThizLinux Sale"). The unit price charged depends on the quantity ordered and is the same as that charged against Independent Third Parties. The amount charged by the Group to Dragon System for the year ended 31st March, 2001 was around $9,000.

In the opinion of the Directors (including the independent non-executive Directors) and the Sponsors, the above transactions are entered into under normal commercial terms and in the ordinary and usual course of business, and the terms are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The continuing connected transaction under the Sub-tenancy Agreement will upon listing of the Company constitute exempt continuing connected transaction under Rule 20.25(3) of the GEM Listing Rules because the amount involved in this transaction will be less than $1 million.

In respect of the Agency Agreement and the ThizLinux Sale, the Directors estimate that the annual amounts involved in each case in the near future will be less than $1 million, hence constituting an exempt continuing connected transaction thereunder. The Directors will closely monitor the amounts involved under the Agency Agreement and the ThizLinux Sale and will comply with the requirements of disclosure and shareholders' approval of the GEM Listing Rules, if any, in connection thereto.

DIRECTORS

Executive Directors

Mr. Li Sze Tang, aged 42, is the chairman of the Group. He has been involved in the Group's activities since July 1999 and is responsible for the Group's overall strategic planning, management, business development, new product strategy and formulation of investment strategies. He has about 18 years of experience in various aspects of the finance, investment, and computer industries. Mr. Li holds a Master's Degree in Science from the Imperial College of Science, Technology and Medicine, University of London and a Master's Degree in Economic Law from Zhongshan University, the PRC in 1996. He is also a Fellow Member of Chartered Institute of Management Accountants, the United Kingdom and the Hong Kong Society of Accountants and an associate member of the Institute of Management Consultancy, the United Kingdom.

Ms. Wanzi Huang, aged 26, is the deputy chairman of the Group. She had about 5 years' experience in computer trading and international trading. She is responsible for marketing the Group's Linux products to computer manufacturers in the U.S.. Ms. Huang graduated with a Bachelor's Degree in Administration in Fundagao Getulio Vargas in Brazil.

Mr. Wong Hoi Wong, aged 45, is an executive Director and a founder of the Group. Mr. Wong has over 22 years' experience in sales and marketing, in particular in electronics and computer industries. Mr. Wong was the Chairman of Association of Electronic Components Industry of Taipei from 1990 to 1993. He oversees the sales and marketing strategies of the Group. Mr. Wong graduated from the Department of Industrial Management of Tamsui Oxford College in Taiwan with a diploma.

Each of the executive Directors has entered into a service contract with the Company. Details of such service contracts are set out in Appendix IV to this prospectus.

Independent non-executive Directors

Ms. Li Zhe, aged 32, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She is currently the Head of Legal Department of New World Infrastructure Limited. She was appointed as an independent non-executive Director in July 2001.

Mr. Kwok Ming Wa, aged 39, is the director and vice president of Beijing – Hong Kong Academic Exchange Centre which has been set up for the promotion of exchange and co-operative work in academic and technological areas between Hong Kong and the PRC. He used to be a member of the executive committee of Hong Kong New Generation Cultural Association. Mr. Kwok graduated from the Peking University, the PRC with a Bachelor's Degree in Petrology and Geochemistry and a Master's Degree in Remote Sensing Technology. He was appointed as an independent non-executive Director in July 2001.

AUDIT COMMITTEE

The Company will establish an audit committee upon listing with written terms of reference in compliance with the GEM Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group.

The audit committee has two members, namely Ms. Li Zhe and Mr. Kwok Ming Wa, both being independent non-executive Directors. Ms. Li Zhe is the chairman of the audit committee.

SENIOR MANAGEMENT

Mr. Michael Lin, aged 25, is the Internet Development Manager of the Group. He is based in Los Angeles and supervises the development of Internet portals and Web servers. Mr. Lin graduated from the University of Southern California with a Bachelor's Degree in Business Administration. Mr. Lin has 7 years of experience in information technology development and Internet integration. He was awarded a Distinguished Youth in the Year 2000 Southern California Youth Festival. He joined the Group in June 2000.

Mr. Lau Hing Bun, aged 31, is the General Manager of the Group overseeing Linux development projects. Mr. Lau has about 7 years of experience in developing networking system and programming. He graduated from The Chinese University of Hong Kong with a Bachelor's Degree in Engineering. Before joining the Group in August 2000, Mr. Lau was a System Manager and Network Engineer with a number of hi-tech firms. He also lectured under-graduate computer courses at The Chinese University of Hong Kong.

Mr. Sum Yan Ning, aged 39, is the Accounting Manager of the Group and the company secretary and qualified accountant of the Company. Mr. Sum has over 10 years' accounting and finance experience in Hong Kong and is an associate member of Hong Kong Society of Accountants. He joined the Group in November 2000.

CONSULTANT

Mr. Deng Aiguo, aged 64, is a consultant of the Group. He assists the Group in developing the market in the PRC and exploring investment or joint venture co-operation opportunities with PRC software companies. Mr. Deng is currently the Chairman of Shenzhen Computer Software Society, which is one of the three software societies recognized and authorized by Ministry of Information Industry of the PRC. Mr. Deng graduated from Wuhan University in the PRC with a Bachelor's Degree in Computing Mathematics. He was a software engineer of No. 15 Institute of Commission of Science & Technology Industry for National Defense, the Chief Engineer for Satellite Ground Safety Software System of the PRC's first satellite and general manager of Shenzhen Huada Computer Software Limited.

STAFF

Overview of number of staff

As at the Latest Practicable Date, the Group had 27 employees based in Hong Kong and the U.S.. A breakdown of its workforce by function and geographical location is as follows:

	Hong Kong	U.S.	Total
Management	2	1	3
Linux programming and development	11	–	11
Web development and design	3	–	3
Development of Web programs	–	1	1
Sales and marketing	3	–	3
Administration support and accounting	6	–	6
	25	2	27

Relationship with staff

The Group has not experienced any significant problems with its employees or disruption to its operations due to labour disputes nor has it experienced any difficulties in the recruitment and retention of experienced staff. The Directors believe that the Group has a good working relationship with its employees.

The Group has implemented a provident fund scheme for its staff in Hong Kong in compliance with the requirements of the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) in Hong Kong. The Group also provides a medical insurance scheme for its staff in Hong Kong.

Share Option Scheme

The Company has conditionally adopted a Share Option Scheme whereby employees of the Group, including executive Directors, may be granted options to acquire Shares. The Directors believe that the Share Option Scheme will assist in the recruitment and retention of high calibre executives and employees. The principal terms of the Share Option Scheme are set out in the paragraph headed "Share Option Scheme" in Appendix IV to this prospectus.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, immediately after the completion of the Placing and the Capitalisation Issue (but without taking into account any Shares which may be taken up under the Placing and on the assumption that the Over-allotment Option has not been exercised), the only persons directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company will be as follows:

Name	Number of Shares	Percentage of voting power
EIIL *(Note)*	83,442,500	50.43%
Mr. Albert Li	40,535,000	24.50%

Note: EIIL is a company wholly owned by IML as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.

INITIAL MANAGEMENT SHAREHOLDERS

The shareholdings of the Initial Management Shareholders immediately after the completion of the Placing and the Capitalisation Issue (but without taking into account any Shares which may be taken up under the Placing and on the assumption that the Over-allotment Option has not been exercised) will be as follows:

Name	Number of Shares	Percentage of voting power
EIIL *(Note 1)*	83,442,500	50.43
Mr. Albert Li	40,535,000	24.50
Ms. Wanzi Huang *(Note 2)*	6,972,500	4.22

Notes:

1. EIIL is a company wholly owned by IML as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and any charity in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.

2. Ms. Wanzi Huang is a member who assisted in founding the Group. Her shareholding in the Company was acquired through a gift by Mr. Albert Wong in consideration of her contribution to the Group.

CONTROLLING SHAREHOLDER

So far as the Directors are aware, immediately after the completion of the Placing and the Capitalisation Issue (but without taking into account any Shares which may be taken up under the Placing and on the assumption that the Over-allotment Option has not been exercised), the only person directly or indirectly interested in 35% or more of the voting power at any general meeting of the Company will be as follows:

Name	Number of Shares	Percentage of voting power
EIIL *(Note)*	83,442,500	50.43%

Note: EIIL is a company wholly owned by IML as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust the objects of which include Mr. Albert Wong and his family and charities in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer Shares of US$1 each representing the entire issued share capital of IML.

UNDERTAKINGS

Each of the Initial Management Shareholders has undertaken to the Stock Exchange, the Sponsors and the Company that, for a period of 6 months from the date on which dealings in the Shares commence on the Stock Exchange (the "Moratorium Period"):

a. he/she/it will place (or procure to be placed) in escrow, with an escrow agent acceptable to the Stock Exchange, the relevant securities (as defined in the GEM Listing Rules) owned by him/her/it (the "Relevant Shares") on terms acceptable to the Stock Exchange;

b. he/she/it will not (or procure that he/she/it will not), save as provided in Rule 13.17 of the GEM Listing Rules, dispose of (or enter into any agreement or dispose of) or permit the registered holder to dispose of (or enter into any agreement to dispose of) any of his/her/its direct or indirect interests in the Relevant Shares;

c. in the event that he/she/it disposes of any interest in the Relevant Shares by way of pledge or charge under Rule 13.17(2) of the GEM Listing Rules or pursuant to any right or waiver granted by the Stock Exchange pursuant to Rule 13.17(5) of the GEM Listing Rules, he/she/it must inform (or procure to inform) the Company immediately thereafter, disclosing the details as specified in the GEM Listing Rules; and

d. having pledged or charged any of his/her/its interests in the Relevant Shares under sub-paragraph (c) above, any of them must inform (or procure to inform) the Company immediately in the event that he/she/it becomes aware that the pledgee or chargee has disposed of or intends to dispose of such interest and of the number of the Relevant Shares affected.

Each of the Controlling Shareholders has further undertaken to the Stock Exchange, the Sponsors and the Company that (i) he/it will not dispose of (or enter into any agreement to dispose of) any of his/its respective direct or indirect interests in the Relevant Shares if such disposal would result in them in aggregate ceasing to have control over 35% of the voting power at general meeting of the Company; and (ii) to place the appropriate number of his/its Relevant Shares in escrow with an escrow agent acceptable to the Stock Exchange, during the second six months period after listing.

IML has undertaken to the Company, the Stock Exchange and the Sponsors that (i) the shares of EIIL owned by it as the trustee of Intelligent Management Discretionary Trust (the "Trust") will not be disposed of to anyone or distributed to the discretionary objects under the Trust; and (ii) no substitute or new trustee will be appointed, during the twelve months period after listing.

Authorised:		$
500,000,000	Shares	50,000,000

Issued and to be issued, fully paid or credited as fully paid:

278,900	Shares in issue	27,890
139,171,100	Shares to be issued pursuant to the Capitalisation Issue	13,917,110
26,000,000	New Shares to be issued pursuant to the Placing	2,600,000
165,450,000	Shares	16,545,000

Pursuant to Rule 11.23(1) of the GEM Listing Rules, at the time of listing and at all times thereafter, the Company must maintain the minimum prescribed percentage of 20% of the issued share capital of the Company in the hands of the public.

Assumptions

This table assumes that the Placing and the Capitalisation Issue become unconditional.

It takes no account of any Shares which may be issued under the Over-allotment Option or the Share Option Scheme, or under the general mandate (see below "General mandate to issue Shares"), or which may be bought back by the Company (see below "General mandate to repurchase Shares").

Ranking

The Placing Shares will rank pari passu in all respects with all Shares in issue and, in particular, will qualify for all dividends or other distributions hereafter declared, paid or made on the Shares except in respect of the Capitalisation Issue.

Share Option Scheme

The Company has conditionally adopted the Share Option Scheme. A summary of its principal terms is set out in the paragraph headed "Share Option Scheme" in Appendix IV to this prospectus.

Under the Share Option Scheme, options to subscribe for Shares may be granted to the executive directors and full-time employees of the Group provided that the aggregate nominal value of Shares in respect of which options may be granted under the Share Option Scheme shall not exceed, when aggregated with any Shares subject to any other share option schemes of the Company, 30% of the aggregate nominal value of all the issued Shares from time to time (excluding Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme).

General mandate to issue Shares

A general unconditional mandate has been granted to the Directors to allot, issue and deal with Shares with a total nominal value of not more than the sum of:

(i) 20% of the aggregate nominal amount of Shares in issue immediately following the completion of the Placing and the Capitalisation Issue (such share capital shall include the Shares which may be issued pursuant to the exercise of the Over-allotment Option); and

(ii) the aggregate nominal amount of Shares repurchased by the Company under the authority referred to in the paragraph headed "General mandate to repurchase Shares" below.

This mandate does not apply to situations where the Directors allot, issue or deal with Shares under a rights issue, scrip dividend scheme or similar arrangement, or on the exercise of options granted under the Share Option Scheme.

This mandate will expire:

(i) at the end of the Company's next annual meeting; or

(ii) at the end of the period within which the Company is required by law or its articles of association to hold its next annual general meeting; or

(iii) when varied or revoked by an ordinary resolution of the Company's shareholders in general meeting,

whichever is the earliest.

For further details of this general mandate, see the paragraph headed "Further information about the Company" in Appendix IV to this prospectus.

General mandate to repurchase Shares

A general unconditional mandate has been granted to the Directors to exercise all the powers of the Company to repurchase Shares with nominal value of up to 10% of the aggregate nominal amount of the Shares in issue immediately following the completion of the Placing and the Capitalisation Issue (such share capital shall include the Shares which may be issued pursuant to the exercise of the Over-allotment Option).

This mandate only relates to purchases made on the Stock Exchange, or on any other stock exchange on which the Shares are listed (and which are recognised by the Securities and Futures Commission and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed "Repurchase by the Company of its own securities" in Appendix IV to this prospectus.

This mandate will expire:

(i) at the end of the Company's next annual general meeting; or

(ii) at the end of the period within which the company is required by law or its articles of association to hold its next annual general meeting; or

(iii) when varied or revoked by an ordinary resolution of the Company's shareholders in general meeting,

whichever is the earliest.

For further details of this general mandate, see the paragraph headed "Further information about the Company" in Appendix IV to this prospectus.

INDEBTEDNESS

Borrowings

As at the close of business on 31st May, 2001, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this prospectus, the Group had unsecured loans from Mr. Albert Li and Mr. Albert Wong of approximately $9.9 million which were capitalised by issuing 20,814 Shares and 48,566 Shares to Mr. Albert Li and Mr. Albert Wong respectively on 5th July, 2001.

As at the close of business on 31st May, 2001, the Group had unsecured amounts due to directors and related companies of approximately $2,409,000 and $747,000 respectively. Such indebtedness will be repaid in July 2001 out of the net proceeds of the issue of the New Shares under the Placing.

As at the close of business on 31st May, 2001, the Group did not have any banking facilities.

Contingent liabilities

As at 31st May, 2001, the Group and the Company did not have any significant contingent liabilities.

Capital commitments

As at 31st May, 2001, the Group had no outstanding capital commitments in respect of acquisition of property, plant and equipment.

As at 31st May, 2001, the Group had commitments to contribute $211,500 to Thiz Grandmass ERP Systems Limited as shareholders' loan pursuant to an agreement dated 8th November, 2000 for the establishment of the jointly controlled entity.

Disclaimers

Save as aforesaid or otherwise disclosed in this prospectus, and apart from intra-group liabilities, the Group did not have outstanding any mortgages, charges, debentures or other loan capital issued or outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, or hire purchase contracts or any guarantees or other material contingent liabilities outstanding at the close of business on 31st May, 2001.

The Directors have confirmed that, save as disclosed above, there has not been any material change in the indebtedness and contingent liabilities of the companies comprising the Group since 31st May, 2001.

DISCLOSURE UNDER CHAPTER 17 OF THE GEM LISTING RULES

The Directors have confirmed that as at the Latest Practicable Date, they were not aware of any circumstances which would give rise to a disclosure requirement under Rules 17.15 to 17.21 of the GEM Listing Rules.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

Net current liabilities

As at 31st May, 2001, the Group had net current liabilities of approximately $12,616,000. Current assets comprised cash at bank of approximately $473,000, accounts receivable of approximately $501,000, deposits and prepayment of approximately $1,056,000, amount due from a jointly controlled entity of approximately $1,000 and inventories of approximately $431,000. Current liabilities comprised accounts payable of approximately $1,311,000, accruals and deposits received of approximately $682,000, tax payable of approximately $6,000, amounts due to directors of approximately $2,409,000, amounts due to related companies of approximately $747,000, and loans from shareholders of approximately $9,923,000.

Financial resources

Since inception, the Group has funded its operations through equity fundings, cash from operations, amounts due to directors and borrowings from shareholders.

The Directors believe that on a short-term basis, the Group will continue to fund its working capital and capital expenditures through cash flow from operations and the net proceeds from the issue of the New Shares under the Placing.

The Directors believe that on a long-term basis, the Group's liquidity will be funded from operations and, if necessary, additional equity financing or bank borrowings.

Foreign exchange risks

As at 31st May, 2001, the Group did not have any significant assets or liabilities denominated in a currency other than Hong Kong dollars or U.S. dollars. Since most of the income and expenditure of the Group prior to 31st May, 2001 were in Hong Kong dollars or U.S. dollars, the Directors do not consider that the Group was significantly exposed to any foreign currency exchange risk.

The Group will in future earn part of its revenue and incur part of its costs and expenses in Renminbi which is currently not freely convertible to other currencies. However, the Directors do not anticipate that the Group's net exposure in this regard to be significant in the foreseeable future.

TRADING RECORD

Summary of combined results of the Group

The following table summarises the Group's combined audited turnover and results for the Track Record Period prepared on the assumption that the current structure of the Group had been in place throughout the period under review. The summary should be read in conjunction with the accountants' report set out in Appendix I to this prospectus.

	Year ended 31st March, 2000	2001
	$'000	*$'000*
Turnover by activity *(Note 1)*		
Sale of ThizLinux	–	850
Sale of computer products *(Note 2)*	34,616	2,992
Artwork and Web design services	307	473
Total	34,923	4,315
Turnover by geographical areas *(Note 1)*		
Hong Kong	243	3,511
U.S.	34,680	804
Total	34,923	4,315
Cost of sales	(34,436)	(2,852)
Gross profit	487	1,463
Other income	358	358
Selling and distribution expenses	(522)	(817)
General and administrative expenses	(2,151)	(7,063)
Loss from operations	(1,828)	(6,059)
Share of loss of a jointly controlled entity	–	(160)
Loss before taxation	(1,828)	(6,219)
Taxation	(12)	(6)
Loss for the year	(1,840)	(6,225)
Loss per Share *(Note 3)*	1.32 cents	4.46 cents

Notes:

1. Turnover represents the invoiced value of computer products and ThizLinux package/CD-ROM sold, distribution income, commission income, fees for artwork and Web design services rendered, after allowances for returns and discounts.

2. The breakdown of the turnover from sale of computer products during the Track Record Period is as follows:

	Year ended 31st March,	
	2000	**2001**
	$'000	*$'000*
Trading sale	34,616	1,046
Retail sale	–	1,946
Total	34,616	2,992

For the year ended 31st March, 2000, trading of computer products was carried out in the U.S.. For the year ended 31st March, 2001, trading of computer products was carried out through **thizbiz.com**.

Other than the Group's B2C e-commerce platform, the Group also distributed computer products on a retail basis through other channels such as promotion programs and direct sale channels, details of which are set out in the subsection headed "Description of business" under the section headed "Business" of this prospectus.

3. The calculation of basic loss per Share is based on the Group's loss during the Track Record Period and on the assumption that 139,450,000 Shares had been in issue throughout the Track Record Period comprising 278,900 Shares in issue as at the date of this prospectus and 139,171,100 Shares to be issued pursuant to the Capitalisation Issue.

Overview of the combined results

During the Track Record Period, the Group derived its turnover from the trading and retail sale of computer products, sale of ThizLinux, and provision of other computing services.

Year ended 31st March, 2000

For the year ended 31st March, 2000, the Group recorded a turnover of similar level compared with that of previous year – about $34.9 million, which was mostly derived from the trading of computer products in the U.S. except that about $0.3 million were from provision of artwork design, Web design and Web hosting services. Although sales and gross profit for trading of computer products decreased by approximately 3% and 52% respectively as compared to those of 1999 due to keen competition and short life cycle of such products in the U.S. market, the high gross margin of artwork design, Web design and Web hosting services, recorded at approximately 81% (which was a result of the low salary cost allocated), offset the reduction of gross profit generated from distribution of computer products. The Group's gross profit was about $0.4 million, which represented a gross margin of about 1.4% and was similar to that of the previous year. The selling and distribution expenses for the year ended 31st March, 2000 showed a substantial decrease from about $1.0 million to about $0.5 million compared with those of previous year since the Group's trading business in the U.S. experienced a reduction in the number of salesmen to nil and a reduction of customs and freight charges. The general and administrative expenses for this year also showed a substantial decrease from about $3.0 million to about $2.2 million compared with those of previous year mainly as a result of the reduction in provision for doubtful debts from about $1.4 million to about $0.2 million. The Group recorded a large provision for doubtful debts in the previous year since according to the Directors' knowledge, some distributors had closed down. The net loss was about $1.8 million.

Year ended 31st March, 2001

The Group recorded a turnover of about $4.3 million for year ended 31st March, 2001 which was derived from sale of ThizLinux, retail sale of computer products such as PCs, bundled with ThizLinux desktop version through B2C e-commerce platform or other channels such as promotion programs and direct sale channels, trading sale of computer products through B2B e-commerce platform and provision of artwork, Web design, Website development and Web hosting services. The turnover of about $850,000 generated from sale of ThizLinux comprised turnover of about $813,000 generated from distribution of ThizLinux to computer vendors who installed ThizLinux in the PCs they sold and about $37,000 generated from the sale of ThizLinux CDs. The gross profit margin derived from the sale of ThizLinux was about 99%. Only the production cost of the packaged CDs was included in the cost of sale. No license fee was payable and the related development costs had been expensed when incurred and not been allocated to cost of sale. The turnover generated from the Group's trading of computer products through its B2B e-commerce platform during this year was about $1,046,000 and the gross margin derived from this activity was about 4.0%. Besides, the sale of computer products was also undertaken on a retail basis in Hong Kong through the Group's B2C e-commerce platform or other channels such as promotion programs and direct sale channels since the Directors believe it can help to promote ThizLinux to end users. The turnover of about $1,946,000 generated from sale of computer products on a retail basis comprised the invoiced value of computer products sold of about $1,917,000 and commission income from sale of computer products of about $29,000. The computer products distributed on a retail basis this year were mainly PCs sourced from Dragon System. The gross profit margin derived from retail sale of computer products was approximately 10.8%. The gross profit margin for artwork, Web design, Website development and Web hosting services was about 78%, which was similar to that of the previous year. The Group recorded a gross profit of about $1.5 million and a net loss of about $6 million. The gross margin substantially increased to about 33.9% as a result of the contribution from the sale of ThizLinux and artwork, Web design, Website development and Web hosting services, which had higher gross margins. The increase of the net loss was mainly due to the increase in staff costs (including Directors' remuneration). The Group's rentals, staff costs and promotion costs during this year rose substantially as a result of the Group's expansion of manpower for the development and marketing of its products and services. The Directors' remuneration was increased from about

$0.1 million for the year ended 31st March, 2000, to about $2.1 million for the year ended 31st March, 2001 due to the increase in the number of Directors receiving remuneration from one to three and the review of Directors' remuneration. The Group's share of loss of a jointly controlled entity, Thiz Grandmass ERP Systems Limited, which was at its early stage of development amounted to approximately $160,000.

Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the Track Record Period. The Company's principal operating subsidiary, PC Media, Inc., which was incorporated and operated in California of the U.S., suffered losses during the Track Record Period. Accordingly, it was only required to pay the minimum California franchise tax during the Track Record Period in accordance with the relevant legislation. Taxation represents the provision for such minimum California franchise tax.

PROPERTY INTERESTS

Hong Kong

The Group's head office in Hong Kong is located at Room 1504, 15th Floor, Tower 1, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong. The Group occupies a total gross floor area of approximately 134.06 sq.m. Such office premises are leased from First Asia Finance Group Limited, a connected party of the Group, for a term of 13 months up to and including 31st October, 2001 at a monthly rental of $24,531 exclusive of rates and management fee. Particulars of this connected transaction are set out in the paragraph headed "Connected transactions" in the section headed "Business" of this prospectus.

The Group has also leased Workshop Nos. 21 and 22 on 10th Floor, Sino Industrial Plaza, 9 Kai Cheung Road, Kowloon Bay, Kowloon, Hong Kong from Mr. Chou Jan Chang, an independent third party, who acquired the leased property from the original landlord, Mr. Albert Wong on 9th April, 2001. Such premises has a total gross floor area of approximately 103.12 sq.m.. The premises is leased for the remainder of the term of the original lease from 9th April, 2001 up to and including 30th November, 2001 at a monthly rent of $6,000 inclusive of rates, government rent and management fee.

Property valuation

The property interests of the Group have been valued at no commercial value at 30th April, 2001 by DTZ Debenham Tie Leung Limited, an independent property valuer. The texts of the letter with a summary of valuations and a valuation certificate of these property interests prepared by DTZ Debenham Tie Leung Limited are set out in Appendix II to this prospectus.

DIVIDENDS

The Directors at present do not intend to recommend any dividend in the near future. The amount of any dividends to be declared in the future will depend on, among other things, the Company's results of operations, cash flows and financial condition, operating and capital requirements. The Directors expect that interim and final dividends will be paid in around January and October of each year respectively, and that the interim dividend will normally represent approximately 35% of the expected total dividends for the full year.

WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds and the estimated net proceeds from the issue of New Shares under the Placing, the Directors are of the opinion that the Group has sufficient working capital for its present requirements.

DISTRIBUTABLE RESERVES

As at 31st March, 2001, the Company had no distributable reserve.

ADJUSTED NET TANGIBLE ASSETS

The following pro forma statement of adjusted net tangible assets of the Group is based on the audited combined net liabilities of the Group as at 31st March, 2001 as shown in the accountants' report, the text of which is set out in Appendix I and adjusted as follows:

	$'000
Audited combined net liabilities of the Group as at 31st March, 2001	(11,192)
Unaudited combined loss after taxation of the Group and share of loss of a jointly controlled entity for the two months ended 31st May, 2001 based on its unaudited management accounts	(1,011)
Capitalisation of loans from shareholders *(Note 1)*	9,923
Estimated net proceeds from the issue of New Shares under the Placing *(Note 2)*	26,041
Adjusted net tangible assets	23,761
Adjusted net tangible asset value per Share (based on 165,450,000 Shares in issue and to be issued as mentioned here)	14.4 cents

Notes:

1. On 5th July, 2001, the Company acquired the benefits of loans totalling about $9,923,000 advanced by its then shareholders to Thiz Technology Group (BVI) Holdings Limited, a wholly owned subsidiary of the Company in consideration of the issue of 69,380 Shares. Details of the capitalisation are set out in the subsection headed "Changes in share capital" in the section headed "Further information about the Company" in Appendix IV to this prospectus.

2. The estimated net proceeds of the issue of the New Shares under the Placing have not taken into account any Shares which may be issued pursuant to the Over-allotment Option. If the Over-allotment Option is exercised in full, the estimated net proceeds payable to the Company will be approximately $30.9 million.

NO MATERIAL CHANGE

The Directors confirm that since 31st March, 2001 (being the date to which the latest audited combined financial statements of the Group were made up), there has been no material adverse change in the financial or trading position or prospects of the Group.

MISSION AND BUSINESS OBJECTIVES

The mission of the Group is to ***become a cost-effective Linux solution provider by capturing the convenience and popularity offered by the Internet and Linux.*** In order to meet this mission, the Group sets up the following business objectives:

- *To develop ThizLinux operating systems and application softwares that run on Linux, and provide Linux supporting services to end-users.*
- *To make use of the existing features of the Group's portals (such as Web-based storage, Web-based ICQ and Web-based PDA and B2C e-commerce platform) to develop Web-based applications for use on Linux platform.*
- *To provide customers with low cost solutions by developing other computing products/services by making use of the Group's Linux expertise.*

MARKET POTENTIAL

As set out in the section headed "Industry overview" of this prospectus, the use of Linux is forecasted to have a substantial growth in the near future. The Directors believe that the market potential for the Group's products will be strong and this has created an opportunity for the Group to expand its business.

STRATEGY AND IMPLEMENTATION PLANS

Strategy

As a result of the growing popularity of Linux, the Group has the following plans to capitalise on this opportunity:

(i) Enhance the Group's existing Linux products

The Group intends to upgrade ThizLinux desktop version to run in different languages such as French, Spanish, Japanese, Italian and German to suit the needs of customers in different countries in order to tap the sales of ThizLinux worldwide. It is intended that distributors be appointed by the Group in South America, Europe and Japan.

To keep pace with the computer industry, especially the Linux market which is an open source market and subject to fast changes, the Group will also continuously enhance desktop version and server version of ThizLinux and ThizOffice.

The Group will add more features to ThizLinux@School, the desktop version of ThizLinux catering for schools, to enable the communication of teachers, parents and students through interface between ThizLinux@School and school Internet. The Group will continuously enhance the features of this product after getting feedback from users of the beta version and launch the formal version.

The Group also plans to publish Linux manual, which will contain detailed information on Linux and be sold separately from ThizLinux.

(ii) Develop application software on Linux platform with joint venture partners

The Directors believe that while the increasing adoption of Linux as an operating system induces demand of software applications that run on Linux platform, the availability of these software applications simultaneously stimulates demand for Linux operating system. In order to provide low cost solutions to small and medium size enterprises in both Hong Kong and the PRC, the Group and a wholly-owned subsidiary of Grandmass have formed Thiz Grandmass ERP Systems Limited ("Thiz Grandmass") for the purpose of developing the existing ERP system of Grandmass to run on Linux, which is to be named "ThizOMS". The outstanding commitment of the Group in respect of shareholders' loan amounted to about $208,500 pursuant to the agreement for the establishment of Thiz Grandmass will be financed by the net proceeds of the issue of the New Shares under the Placing. On top of the amount agreed to be contributed pursuant to the agreement, the Group intends to further inject about $0.8 million to Thiz Grandmass to finance the expected additional funding needs for the re-development of software and operation of Thiz Grandmass. It is expected that the Group and the subsidiary of Grandmass contribute fundings to Thiz Grandmass proportional to their respective interests in Thiz Grandmass.

A letter of intent has been signed with Yuan Wang to set up a joint venture ("Yuan Wang JV") to re-develop the existing applications of Yuan Wang to run on Linux. The existing applications of Yuan Wang that the Group intends to re-develop with Yuan Wang include:

- Web-based education platform: a Web-based application for online multimedia education. Features of the Group's portals such as Web-based storage, Web-based ICQ and Web-based PDA will be added to this application;

- point of sale system: a business management system awarded the best software in Shenzhen, the PRC and applicable to business adopting large department store mode, chain store mode and mixed operating mode;

- office information system: a Web-based application for information management in an office, which includes documentation management, general affairs management, online magazine management;

- personnel management system: a Web-based application for personnel management in an office, which includes staff information recording and payroll calculation; and

- logistics management system: a logistic management system adopting the technology of Internet and large data base and applicable to transport and warehousing industry. It includes the management of transport of goods, storage, customs arrangement and finance.

Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and Yuan Wang. The setting up of the Yuan Wang JV is subject to the approval of the relevant PRC authorities. The RMB600,000 contribution by the Group to the Yuan Wang JV under the relevant letter of intent will be financed by the net proceeds of the issue of the New Shares under the Placing. On top of this amount, the Group intends to further inject about $3.3 million to the Yuan Wang JV to finance the expected additional funding needs for the re-development of software and operation of Yuan Wang JV. It is expected that cash injection into the Yuan Wang JV by the joint venture parties will be proportional to their respective shareholdings in the Yuan Wang JV.

A letter of intent has also been signed between the Group and GA to establish a joint venture ("GA JV") to re-develop the existing applications developed and marketed by GA to run on Linux. The Group currently intends to re-develop with GA the accounting system of GA. The Group will further select from other existing applications of GA those which the Directors believe have market potential for re-development. Detailed terms of the co-operation, including the timing of the development plan, are subject to further negotiation between the Group and GA. The $1 million contribution by the Group to GA JV under the letter of intent will be financed by the net proceeds of the issue of the New Shares under the Placing. On top of this amount, the Group intends to further inject about $1.1 million to the GA JV to finance the expected additional funding needs for the re-development of software and operation of the GA JV. It is expected that cash injection into the GA JV by the joint venture parties will be proportional to their respective shareholdings in the GA JV.

The Group will continuously search for opportunities to form joint ventures with other software developers for the development of Linux compatible application systems. Up to the Latest Practicable Date, the Group has not identified any software developers other than those set out above.

(iii) Develop Web-based application systems for use on Linux platform based on features of the Group's portals

The Group will develop the following Linux compatible Web application systems based on the distinctive features of its portals namely, **thiz.com** and **thiz.com.hk**:

- an e-shop software with features of ZMall which will enable users to create and operate their own shops on the Internet including an uploading functions which will enable users to upload their Web page to the Group's servers; and

- an office administration software with features of **thiz.com.hk** and **thiz.com** like Web-based storage (ZDrive), Web-based ICQ (ZICQ), Web-based PDA (ZPda).

(iv) Develop other computing products/services based on the Group's Linux expertise

In order to satisfy various needs of customers, the Group plans to offer a range of computing products/services, including but not limited to the following, by making use of its expertise in Linux and other computer technologies:

- home server bundle: a network system built on ThizLinux with a server and a number of workstation in different locations targeted at individual households and small and medium size enterprises;

- standardised Web design package: to provide tools to the customers for setting up of their own portals based on the Linux platform with standardised features currently demonstrated on the Group's portals such as e-mail, Web-based ICQ and Web-based storage space; and

- wireless Internet products: to develop Internet products such as a wireless keyboard using Linux embedded system with Web browsing function similar to those of a PC.

(v) Marketing strategies

The Group will continue to promote its products and services through the various channels set out in the subsection headed "Sales and marketing" under the section headed "Business" of this prospectus, as well as the following specific marketing campaigns:

- promotion of ThizLinux desktop version 4.2 will continue to be made by sponsoring various IT-related magazines by providing a certain amount of free samples as souvenirs to their readers in exchange for coverage of the Group's new products;

- launch of ThizOMS and other software applications that run on Linux will be accompanied by press conference and road show tours;

- seminar on the program "Office Migration" will be held to promote the Linux products of the Group; and

- joint promotion with educational organisations to promote ThizLinux@School.

In order to penetrate into the PRC market, the Group will set up a sales office in Beijing of the PRC. This office will serve the purpose of promoting and marketing the Group's Linux products in major cities of the PRC, liaising with local business partners for the distribution of the Group's Linux products and gathering market information of Linux in the PRC.

Period	Latest Practicable Date to 30th September, 2001	For the six months ending 31st March, 2002	For the six months ending 30th September, 2002	For the six months ending 31st March, 2003	For the six months ending 30th September, 2003	For the six months ending 31st March, 2004
1. Develop and improve ThizLinux	• Launch ThizLinux desktop version to run in French • Launch Linux manual	• Launch ThizLinux desktop version to run in Spanish • Launch ThizLinux@School	• Launch ThizLinux desktop version to run in Japanese	• Launch ThizLinux desktop version to run in Italian and German	–	–
2. Develop applications software on Linux platform with joint venture partners	• Launch ThizOMS • Distribute ThizOMS in the PRC • Signed binding agreements with Yuan Wang and GA to re-develop applications on Linux	• Start development work of an accounting software that runs on Linux with GA • Obtain PRC approval for setting up Yuan Wang JV	• Launch the accounting software that runs on Linux • Distribute the accounting software that runs on Linux in the PRC • Start development work of Web-based education platform with Yuan Wang	• Continue development of Web-based education platform with Yuan Wang	• Start development work of point of sale system with Yuan Wang • Launch Web-based education platform	• Start development work of logistics management system with Yuan Wang • Start development work of office information system with Yuan Wang • Start development work of personnel management system with Yuan Wang • Launch point of sale system
3. Develop Linux compatible Web application softwares based on features of the Group's portals	• Develop and launch Linux compatible office administration system software	–	• Develop and launch Linux compatible e-shop software with uploading function	–	–	–

Period	Latest Practicable Date to 30th September, 2001	For the six months ending 31st March, 2002	For the six months ending 30th September, 2002	For the six months ending 31st March, 2003	For the six months ending 30th September, 2003	For the six months ending 31st March, 2004
4. Develop other computing products/ services	–	• Launch home server bundle • Develop and launch standardised Web design package service • Develop and launch wireless Internet products	–	–	–	–
5. Marketing strategies	• Free samples of ThizLinux desktop version 4.2 to magazine readers • Joint promotion with training centre to promote ThizLinux and ThizOffice • Seminar on Office Migration program • Press conference for ThizOMS launch	• Set up marketing office in Beijing of the PRC • Joint promotion with educational organisations for ThizLinux@School	• Road show tour in the PRC to promote the Group's Linux products • Joint promotion with Yuan Wang and GA	• Road show tour in the PRC to promote the Group's Linux products	• Road show tour in the PRC/Hong Kong to promote the Group's Linux products	• Road show tour in the PRC/Hong Kong to promote the Group's Linux products

Implementation plans

The Company will seek to organise the following milestone events during the period from the Latest Practicable Date to 31st March 2004. However, it should be noted that the Linux industry is dynamic, fast changing and often difficult to predict. Investors should note that the following milestone events and their respective scheduled times for attainment are formulated on the bases and assumptions referred to in the subsection headed "Bases and assumptions" below. These bases and assumptions are inherently subject to many uncertainties and unpredictable factors, in particular the risk factors set out in the subsection headed "Risk factors" of this prospectus. The Group's actual course of business may vary from the business objectives set out in this prospectus. There can be no assurance that the plans of the Group will materialise in accordance with the expected time frame of the objectives of the Group or will be accomplished at all.

BASES AND KEY ASSUMPTIONS OF THE BUSINESS PLANS

Potential investors should note that the attainability of the Group's business objectives is depending on the validity of a number of assumptions. In particular:

- there will be no material changes in the existing political, legal, fiscal, foreign trade or economic conditions in Hong Kong or other countries in which the Group operates or intends to operate;

- there will be no material changes in the bases or rates of taxation in those countries in which the Group operates or intends to operate;

- there will be no significant changes in interest rates or foreign currency exchange rates from those currently prevailing;

- there will be sufficient supply of technical staff in the industry in which the Group operates;

- the Group is not adversely affected by any of the risk factors set out in the section headed "Risk factors" of this prospectus;

- the Group does not encounter any material difficulty in the research and development of any new product; and

- the development trends of industries in which the Group serves will be in line with those of the Group's anticipation.

USE OF PROCEEDS

The Group intends to raise funds by way of issue of the New Shares under the Placing in order to pursue its business objectives as set out in the subsection headed "Statement of business objectives" above.

The total amount of the net proceeds of the Placing (before the exercise of the Over-allotment Option), after deducting related expenses, is about $34.5 million, out of which about $8.5 million will be payable to the Vendors for sale of the Sale Shares and about $26.0 million will be payable to the Company. In the event that a minimum amount of $41,055,000 is not raised under the Placing, the Placing will not proceed and all amounts paid will be returned to the applicants. It is intended that the net proceeds of the issue of New Shares under the Placing payable to the Company will be applied as follows:

- as to about $7.0 million for contribution to the joint ventures (comprising about $1.0 million for the joint venture formed with a wholly-owned subsidiary of Grandmass, about $3.9 million for the joint venture to be formed with Yuan Wang and about $2.1 million for the joint venture to be formed with GA) to develop application softwares which run on Linux and to promote those softwares;

- as to about $5.0 million to reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions;

- as to about $3.0 million for setting up sales office in Beijing of the PRC;

- as to about $3.0 million for marketing and promotion, mainly for the Group's Linux products (including ThizLinux desktop and server version, ThizLinux@School, Thiz-Office, Web-based application systems and other computing products/services).

- as to about $2.0 million for the enhancement of the Group's existing Linux products (including upgrading of ThizLinux to run in other languages, continuous enhancement of ThizLinux and ThizOffice, enhancement of ThizLinux@School and the publications of Linux manual);

- as to about $0.5 million for the development of Web applications and other computing products/services;

- as to about $0.4 million for purchasing computer hardware equipment for office use; and

- as to the balance of about $5.1 million as additional working capital for the Group (including about $2.7 million to repay the amounts due to directors and about $0.7 million to repay the amounts due to related companies).

The following table sets out the time schedule of use of proceeds:

	Latest Practicable Date to 30th September, 2001	6 months ending 31st March, 2002	6 months ending 30th September, 2002	6 months ending 31st March, 2003	6 months ending 30th September, 2003	6 months ending 31st March, 2004	Total
	($ million)						
Contribution to the joint ventures to develop application software on Linux	1.0	1.1	1.6	0.3	1.0	2.0	7.0
Setting up sales office in Beijing	–	1.5	1.5	–	–	–	3.0
Marketing and promotion	1.5	1.0	0.2	0.3	–	–	3.0
Enhancement of the Group's existing Linux products	1.0	1.0	–	–	–	–	2.0
Development of Web applications and other computing products/services	0.5	–	–	–	–	–	0.5
Purchase of hardware equipment	0.3	0.1	–	–	–	–	0.4
Reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions	N/A	N/A	N/A	N/A	N/A	N/A	5.0
Working capital	N/A	N/A	N/A	N/A	N/A	N/A	5.1
Total							26.0

Should the Over-allotment Option be exercised in full, the Company will receive additional net proceeds of approximately $4.8 million. The Directors intend to use the additional net proceeds raised from the exercise of the Over-allotment Option as additional working capital of the Group.

To the extent that the net proceeds of the issue of the New Shares under the Placing are not immediately required for the above purposes, it is the present intention of the Directors that they will be placed on short-term interest-bearing deposits with licensed banks and/or financial institutions in Hong Kong.

The Directors believe that the net proceeds of the issue of the New Shares under the Placing will be sufficient to finance all of the planned and/or intended projects of the Group as described in the paragraph headed "Implementation plans" under this section up to 31st March, 2004.

THE PLACING

26,000,000 New Shares and 8,500,000 Sale Shares are being offered pursuant to the Placing representing approximately 20.9% of the enlarged issued share capital of the Company immediately after completion of the Placing and the Capitalisation Issue but before the exercise of the Over-allotment Option. Out of the 8,500,000 Sale Shares, 7,200,000 Shares, representing about 85% of the Sale Shares, are offered for sale by EIIL while 1,300,000 Shares, representing about 15% of the Sale Shares, are offered for sale by Mr. Albert Li. In addition, the Company has granted to CSC Securities the Over-allotment Option exercisable by CSC Securities at any time within 30 days from the date of this prospectus, to require the Company to issue up to an aggregate of 4,100,000 additional Shares, representing approximately 11.9% of the Placing Shares initially offered in the Placing, on the same terms as those applicable to the Placing to cover over-allocations in the Placing. If the Over-allotment Option is exercised in full, the Placing Shares will represent approximately 22.8% of the issued share capital of the Company immediately following completion of the Placing, the Capitalisation Issue and the exercise of the Over-allotment Option.

The Placing is managed by CSC Securities on a best-effort basis and is not underwritten. The co-lead managers only participate in sub-placing arrangements under the lead management of CSC Securities and are not acting as agents of the Company. Pursuant to the Placing, it is expected that CSC Securities or selling agents nominated by it will conditionally place the Placing Shares at the Placing Price payable by the investors acquiring the Placing Shares plus a 1% brokerage and 0.01% Stock Exchange transaction levy. The Placing Shares will be placed with selected professional and institutional investors in Hong Kong and in certain other jurisdictions to the extent that the relevant securities laws and requirements are complied with. The Placing Shares may also be placed with individual investors in Hong Kong. Professional and institutional investors generally include brokers, dealers, high net worth individuals and companies (including fund managers) whose ordinary business involves dealings in shares and other securities and corporate entities which regularly invest in shares and other securities.

BASIS OF ALLOCATION

Allocation of Placing Shares will be based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investors are likely to buy further Shares or hold or sell their Shares after the listing of the Shares on GEM. Such allocation is intended to result in a distribution of the Placing Shares which would lead to the establishment of a solid professional and institutional shareholder base to the benefit of the Company and its shareholders as a whole.

STABILISATION AND OVER-ALLOCATION

In connection with the Placing, CSC Securities may over-allocate Shares and may cover such over-allocations by exercising the Over-allotment Option no later than 30 days after the date of this prospectus, by stock borrowing or by making open market purchase in the secondary market. The number of Shares over-allocated will not be greater than the number of Shares which may be issued upon exercise of the Over-allotment Option, being 4,100,000 Shares, which is about 11.9% of the Shares initially available under the Placing. CSC Securities may also effect transactions which stabilise or maintain the market price of the Shares. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Such transactions, if commenced, may be discontinued at any time. Should stabilising transactions be effected in connection with the distribution of Shares, they will be done at the absolute discretion of CSC Securities.

Stabilisation is a practice used by securities practitioners in some markets to facilitate the distribution of securities. To stabilise the securities practitioners may bid for or purchase the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial public offer price of the securities. The stabilisation price shall not exceed the Placing Price.

Stabilisation is not a practice commonly associated with the distribution of securities in Hong Kong. In Hong Kong, such stabilisation activities on the Stock Exchange are restricted to cases where securities practitioners genuinely purchase shares on the secondary market solely for the purpose of covering over-allocations in an offering. The relevant provisions of the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) prohibit market manipulation in the form of pegging or stabilising the price of securities in certain circumstances.

In order to facilitate the settlement of over-allocation in connection with the Placing, CSC Securities may either borrow Shares from Mr. Albert Li under stock borrowing arrangements pending exercise of the Over-allotment Option, or acquire a sufficient number of Shares from other sources. Mr. Albert Li will not receive any payment or benefit in respect of such borrowing arrangements. Any stock borrowing arrangement will be conducted in accordance with all applicable legal and regulatory requirements.

MINIMUM PUBLIC FLOAT

The 34,500,000 Placing Shares initially offered in the Placing will represent 20.9% of the issued share capital of the Company immediately following completion of the Placing and the Capitalisation Issue. The Company is required under the GEM Listing Rules to maintain at all times after its listing on GEM a public float of at least 20% of its issued share capital from time to time.

PRICE PAYABLE ON APPLICATION

Placing Price of $1.19 per Share plus 1% brokerage and a 0.01% Stock Exchange transaction levy make up the total price payable on application of $2,404.04 per 2,000 Placing Shares.

CONDITIONS OF THE PLACING

Acceptance of application for the Placing Shares is conditional upon:

1. the GEM Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares in issue and to be issued pursuant to the Placing (including the Shares which may be issued pursuant to the exercise of the Over-allotment Option) and the Capitalisation Issue;

2. the obligations of CSC Securities under the Placing Agreement becoming unconditional (including the waiver of any condition(s) by CSC Securities) and not being terminated in accordance with the terms of the Placing Agreement or otherwise; and

3. a minimum amount of $41,055,000 being raised under the Placing and the relevant consideration being received before the date of despatch of share certificates for the Placing Shares,

in each case, on or before the dates and times specified in the Placing Agreement (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than 19th August, 2001, being the date which is 30 days after the date of this prospectus.

If such conditions have not been fulfilled or waived prior to the times and dates specified, the Placing will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Placing will be caused to be published by the Company on GEM Website on the next day following such lapse.

PREFERENCE TO FULL-TIME EMPLOYEES

Up to 3,450,000 Placing Shares (being 10% of the Placing Shares initially offered under the Placing) are available for subscription by full-time employees of the Group (excluding Directors, chief executive of the Company and the existing beneficial owners of Shares and their respective associates) on a preferential basis as to allocation only.

PLACING ARRANGEMENTS AND EXPENSES

Placing Agreement

Pursuant to the Placing Agreement, the Company is offering the New Shares for subscription and the Vendors are offering the Sale Shares for sale on and subject to the terms and conditions of this prospectus at the Placing Price. Subject to the listing of and permission to deal in the Shares in issue and to be issued as mentioned herein granted by the GEM Listing Committee of the Stock Exchange and certain other conditions set out in the Placing Agreement, in each case on or before 19th August, 2001, CSC Securities has agreed, on a best-effort basis, to procure subscribers and purchasers, on the terms and conditions of this prospectus, for the Placing Shares.

Grounds for termination

The obligations of CSC Securities under the Placing Agreement are subject to termination if any of the following events occurs at any time prior to 5:00 p.m. on the business day (other than Saturday) immediately preceding the date of despatch of Shares certificates under the Placing:

(a) there develops, occurs or comes into force:

  (i) any new law or government regulation or other occurrence of any nature whatsoever which in the absolute opinion of CSC Securities adversely affects or will adversely affect the business of the Group or any part thereof or is adverse in the context of the Placing; or

  (ii) any change in local, national, international, financial, political or economic conditions which in the absolute opinion of CSC Securities is adverse in the context of the Placing; or

  (iii) any adverse change in market conditions which in the absolute opinion of CSC Securities prejudicially affects the Placing and makes it inadvisable or inexpedient to proceed therewith; or

(b) there comes to the notice of CSC Securities any matter or event showing any of the representations and warranties of the Company, EIIL and the executive Directors in the Placing Agreement to be untrue or inaccurate in any respects which in the absolute opinion of CSC Securities considers to be material.

Undertakings

The Initial Management Shareholders have given non-disposal undertakings, details of which are described in the section headed "Substantial and Initial Management Shareholders" of this prospectus.

The Company has undertaken to the Sponsors and CSC Securities in the Placing Agreement that it will not, and each of the executive Directors has undertaken to CSC Securities to procure that neither the Company nor any of its subsidiaries will issue any shares or other securities or grant or agree to grant any options, warrants or other rights to subscribe for or otherwise acquire shares or other securities or repurchase any securities of the Company (i) during the first six-month period from the date on which trading of Shares commences on GEM; and (ii) during the second six-month period from the date on which trading of Shares commences on GEM so as to result in the Controlling Shareholders together ceasing to hold over 35% of the share capital of the Company from time to time.

In addition, each of the Controlling Shareholders has undertaken to the Company, the Stock Exchange and the Sponsors that for a period of six months commencing on the date falling six months after the listing date, he/it will not dispose of (or enter into any agreement to dispose of) any of his/its respective direct or indirect interests in the Company if such disposal would result in their ceasing to have control over 35% of the voting power at the general meeting of the Company.

IML has undertaken to the Company, the Stock Exchange and the Sponsors (i) that during the first 12 months from the date on which dealings in the Shares commence on GEM, its shares in EIIL will not be disposed of to any third parties or distributed to the discretionary objects under the Intelligent Management Discretionary Trust (IML being the trustee of Intelligent Management Discretionary Trust holds the entire interest of EIIL); and (ii) that no substitute or new trustee will be appointed.

Commission and expenses

CSC Securities will receive a placing commission of 2.5% on the Placing Price of all the Placing Shares successfully placed by it, out of which it will pay any sub-agent commissions. CSC Asia will receive a financial advisory and documentation fee. The placing commission, financial advisory and documentation fee, the Stock Exchange transaction levy, legal and other professional fees together with applicable printing and other expenses relating to the Placing are estimated to be approximately $6.5 million in total, and are payable by the Company as to approximately 75% and the Vendors as to approximately 25% respectively.

SPONSORS' INTERESTS IN THE COMPANY

Save for (i) the rights and obligations of CSC Securities under the Placing Agreement; (ii) the financial advisory and documentation fee payable to the Sponsors; and (iii) the interests under the sponsor agreement made between CSC Asia and the Company on 19th July, 2001 whereby CSC Asia will be retained as the sponsor of the Company up to 31st March, 2004 for a fee, none of the Sponsors nor the associates (as defined in the GEM Listing Rules) of any of them has any shareholding interests in any member of the Group nor has any right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any shares in any member of the Group nor any interest in the Placing.

梁學濂會計師事務所

PKF

26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

20th July, 2001

The Directors
Thiz Technology Group Limited
CSC Asia Limited
Polaris Securities (Hong Kong) Limited

Dear Sirs,

We set out below our report on the financial information relating to Thiz Technology Group Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the two years ended 31st March, 2001 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 20th July, 2001 (the "Prospectus").

The Company was incorporated in the Cayman Islands on 6th December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands. Pursuant to a group reorganisation (the "Reorganisation"), described in Appendix IV to the Prospectus which was completed on 5th July, 2001, the Company became the holding company of the subsidiaries set out in section 1 below.

No audited financial statements have been prepared for the Company, Thiz Technology Group (BVI) Holdings Limited, THIZBIZ INC. and THIZLINUX INC. which have not been involved in any business transactions since their respective dates of incorporation other than the Reorganisation referred to herein. No audited financial statements have been prepared for PC Media, Inc., Thiz.Com (China) Limited and Thiz.Com Inc. since the dates of their incorporation as there are no statutory audit requirements in the places of their incorporation. For the purpose of this report, we have performed an independent audit of the management accounts of these companies for each of the periods referred to in this report in accordance with Auditing Standards and Guidelines issued by the Hong Kong Society of Accountants.

We have acted as auditors of the other companies of the Group for each of the periods referred to in this report.

For the purpose of this report, we have examined the audited financial statements or, where appropriate, management accounts of all companies now comprising the Group for the Relevant Periods, or from the respective dates of their incorporation where this is a shorter period, in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants. We have not audited any financial statements of the companies comprising the Group in respect of any period subsequent to 31st March, 2001.

The summaries of the combined results of the Group for the Relevant Periods and of the combined net liabilities of the Group as at 31st March, 2001 (the "Summaries") set out below are based on the audited financial statements or, where appropriate, management accounts of the companies now comprising the Group, after making such adjustments as we consider appropriate and on the basis set out in section 1 below.

The directors of the Company are responsible for the preparation of the Summaries which give a true and fair view. In preparing the Summaries, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion on the Summaries.

In our opinion, on the basis of presentation set out in section 1 below, the Summaries with the notes thereon, for the purpose of this report, give a true and fair view of the combined results of the Group for the Relevant Periods and of the combined net liabilities of the Group as at 31st March, 2001.

1. BASIS OF PRESENTATION

The summary of the combined results for the Relevant Periods has been prepared as if the current group structure had been in existence throughout the Relevant Periods, or since the dates of incorporation of the individual companies, where this is a shorter period. The summary of the combined net liabilities of the Group as at 31st March, 2001 has been prepared to present the assets and liabilities of the companies comprising the Group as at that date, as if the current group structure had been in existence as at 31st March, 2001.

All significant intra-group transactions and balances have been eliminated on combination.

The Summaries have been prepared on the basis that the Group will continue to operate as a going concern, notwithstanding the fact that the Group has incurred losses since inception, on the basis of the following:–

i. Mr. Wong Hoi Wong and Mr. Li Sze Tang have undertaken to provide continuing financial support to the Group to enable it to meet its liabilities as they fall due. This undertaking will be terminated upon a listing of the Company's shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Listing").

ii. On 5th July, 2001, loans from shareholders of approximately HK$9.9 million were capitalised by issuing 69,380 shares of the Company.

iii. The Company intends to apply the net proceeds of approximately HK$26.0 million from the Listing to fund capital expenditures and for working capital and general corporate purposes.

At the date of this report, the Company had direct or indirect interests in the following subsidiaries and jointly controlled entity, all of which are private companies (or if incorporated outside Hong Kong, have substantially the same characteristics as Hong Kong private companies), the particulars of which are set out below:

Name of company	Place and date of incorporation	Issued and paid up share capital	Attributable equity interest Direct %	Attributable equity interest Indirect %	Principal activities
Subsidiaries					
Thiz Technology Group (BVI) Holdings Limited	British Virgin Islands 15th September, 2000	Ordinary US$100	100		Investment holding
THIZLINUX INC.	British Virgin Islands 6th October, 2000	Ordinary US$1		100	Investment holding
THIZBIZ INC.	British Virgin Islands 6th October, 2000	Ordinary US$1		100	Investment holding
Thiz.Com Inc.	British Virgin Islands 7th January, 2000	Ordinary US$200,000		100	Investment holding

Name of company	Place and date of incorporation	Issued and paid up share capital	Attributable equity interest Direct %	Indirect %	Principal activities
Thiz.Com (Hong Kong) Limited	Hong Kong 24th January, 2000	Ordinary HK$10,000		100	Investment holding, Internet services and B2C e-commerce
PC Media, Inc.	United States of America 8th June, 1998	Common stock US$50,000		100	Internet development
Thiz Design Group Limited	Hong Kong 17th March, 2000	Ordinary HK$10,000		100	Artwork design and Web development
Thizlinux Laboratory Limited	Hong Kong 28th January, 2000	Ordinary HK$10,000		100	Investment holding, development and sales of Linux products
Thizbiz Global Trade Limited	Hong Kong 28th January, 2000	Ordinary HK$10,000		100	B2B e-commerce
The Bid Limited	Hong Kong 28th January, 2000	Ordinary HK$10,000		100	Dormant
The Investment Exchange Limited	Hong Kong 28th January, 2000	Ordinary HK$10,000		100	Dormant
The Recruitment Database Limited	Hong Kong 28th January, 2000	Ordinary HK$10,000		100	Dormant
Thiz.Com (China) Limited	British Virgin Islands 25th February, 2000	Ordinary US$1		100	Dormant
Jointly controlled entity					
Thiz Grandmass ERP Systems Limited	Hong Kong 13th December, 2000	Ordinary HK$100,000		50	Software development

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the Group in arriving at the financial information set out in this report, which conform with accounting principles generally accepted in Hong Kong, are set out below.

(a) Recognition of revenue

Revenue from sales of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

ThizLinux distribution income is recognised when the right to receive payment is established.

Commission income is recognised when the services are rendered.

Income from rendering of artwork and Web design services is recognised at the time when the services are provided.

Rental income from operating lease is recognised on a straight line basis over the term of the lease.

Interest income is accrued on a time proportion basis.

(b) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to the income statement in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

The carrying amount of fixed assets is reviewed regularly to assess whether the recoverable amount has declined below the carrying amount. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. In determining the recoverable amount, expected future cash flows are discounted to their present values.

Depreciation is calculated to write off their cost on a straight line basis over the following estimated useful lives:

Computer equipment	– 3 years
Furniture and fixtures	– 5 years to 7 years
Office equipment	– 3 years to 7 years

The gain or loss on disposal or retirement of fixed assets recognised in the income statement is the difference between the sales proceeds and the carrying amount of the relevant assets.

(c) Jointly controlled entity

A joint venture arrangement which involves the establishment of a separate entity which is subject to the joint control of the joint venture parties and over which none of the joint venture parties has unilateral control is referred to as a jointly controlled entity.

The Group's share of post acquisition results of a jointly controlled entity is included in the combined results. The Group's interest in the jointly controlled entity is initially recorded at cost and adjusted thereafter for the post acquisition changes in the Group's share of the net assets of the jointly controlled entity.

(d) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(e) Deferred taxation

Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

(f) Translation of foreign currencies

Foreign currency transactions during the Relevant Periods are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Differences on foreign currency translation are dealt with in the income statement.

On combination, the financial statements of an overseas subsidiary are translated into Hong Kong dollars at the applicable rate of exchange ruling at the balance sheet date. All exchange differences arising on translation are dealt with as movements in reserves.

(g) Operating leases

Payments under operating leases are accounted for on a straight line basis over the periods of the respective leases.

(h) Research and development costs

Research and development costs comprise all costs which are directly attributable to research and development activities or which can be allocated on a reasonable basis to such activities. As no research and development costs satisfy the criteria for the recognition of such costs as an asset during the Relevant Periods, such costs are therefore recognised as an expense in the period in which they are incurred.

(i) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individual or corporate entities.

3. RESULTS

The following is a summary of the combined results of the Group for the Relevant Periods, after making such adjustments as we consider appropriate and prepared on the basis set out in section 1 above:

		Year ended 31st March,	
		2000	**2001**
	Note	*HK$'000*	*HK$'000*
Turnover	*(a)*	34,923	4,315
Cost of sales		(34,436)	(2,852)
Gross profit		487	1,463
Other income		358	358
Selling and distribution expenses		(522)	(817)
General and administrative expenses		(2,151)	(7,063)
Loss from operations	*(b)*	(1,828)	(6,059)
Share of loss of a jointly controlled entity		–	(160)
Loss before taxation		(1,828)	(6,219)
Taxation	*(e)*	(12)	(6)
Loss for the year		(1,840)	(6,225)
Dividend	*(f)*	–	–
Loss per share	*(g)*	1.32 cents	4.46 cents

Notes:

(a) Turnover

Turnover represents the invoiced value of computer products and ThizLinux package/CD-Rom sold, distribution income, commission income, artwork and Web design services rendered, after allowances for returns and discounts.

An analysis of turnover is set out below:

	Year ended 31st March,	
	2000	**2001**
	HK$'000	*HK$'000*
Sales of computer products	34,616	2,963
Commission income from sales of computer products	–	29
Sales of ThizLinux package/CD-Rom	–	37
ThizLinux distribution income	–	813
Artwork and Web design services rendered	307	473
	34,923	4,315

(b) Loss from operations

Loss from operations is arrived at after charging/(crediting):

	Year ended 31st March,	
	2000	**2001**
	HK$'000	*HK$'000*
Auditors' remuneration	–	60
Cost of inventories sold	34,379	2,749
Depreciation	76	107
Operating lease rentals for servers	–	315
Operating lease rentals for land and buildings	543	1,034
Provision for doubtful debts	197	–
Staff costs (excluding directors' remuneration)	580	2,320
Interest income	(31)	(12)
Rental income from sub-lease of land and buildings	(134)	(314)

(c) Emoluments of directors and employees of the Company

(i) Details of the emoluments paid/payable to the directors of the Company for the Relevant Periods are as follows:

	Year ended 31st March, 2000 HK$'000	2001 HK$'000
Fees	–	–
Basic salaries, housing benefits, other allowances and benefits in kind	101	2,106
Pension scheme contribution	–	7
Bonus	–	–
	101	2,113

Two directors received no emoluments and one director received individual emoluments of approximately HK$101,000 for the year ended 31st March, 2000. Individual emoluments received/receivable by three directors amounted in aggregate to HK$234,000, HK$940,000 and HK$939,000 respectively for the year ended 31st March, 2001.

The Group did not have independent non-executive directors during the Relevant Periods.

The number of directors of the Company whose emoluments fell within the following band are as follows:

	Year ended 31st March, 2000 *Number of directors*	2001 *Number of directors*
Nil – HK$1,000,000	3	3

(ii) The five individuals whose emoluments were the highest in the Group are as follows:

	Year ended 31st March, 2000 HK$'000	2001 HK$'000
Directors	101	2,113
Employees	176	353
	277	2,466

Details of the emoluments paid to these employees are as follows:

	Year ended 31st March,	
	2000	**2001**
	HK$'000	*HK$'000*
Salaries and allowances	176	347
Pension scheme contribution	–	6
Bonus	–	–
	176	353

The emoluments of these employees fell within the following band:

	Year ended 31st March,	
	2000	**2001**
	Number of employees	*Number of employees*
Nil – HK$1,000,000	4	2

(iii) During the Relevant Periods, no directors have waived any emoluments and no emoluments have been paid by the Group to the directors or the five highest paid individuals as an inducement to join the Group or as compensation for loss of office.

(d) Pension scheme

During the Relevant Periods, the Group did not have any formal pension scheme for either its employees or its directors other than a scheme registered under the Mandatory Provident Fund Schemes Ordinance. The Group's contribution to the scheme during the two years ended 31st March, 2001 amounted to HK$nil and HK$47,000 respectively. As at 31st March, 2001, the Group had no significant obligation for long service payment to its employees pursuant to the requirements under the Employment Ordinance, Chapter 57 of the Laws of Hong Kong.

(e) Taxation

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits in Hong Kong during the Relevant Periods.

The Company's principal operating subsidiary, PC Media, Inc., which was incorporated and operated in California of the United States of America, suffered losses during the Relevant Periods. Accordingly, it was only required to pay the minimum California franchise tax during the Relevant Periods in accordance with the relevant legislation. Taxation represents the provision for such minimum California franchise tax.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the Relevant Periods.

(f) Dividend

No dividend has been paid or declared by the Company or its subsidiaries since their incorporation.

(g) Loss per share

The calculation of basic loss per share is based on the Group's loss for each of the Relevant Periods and on the assumption that 139,450,000 shares had been in issue during the Relevant Periods comprising 278,900 shares in issue as at the date of the Prospectus and 139,171,100 shares to be issued pursuant to the Capitalisation Issue as described more fully in the paragraph headed "Changes in share capital" in Appendix IV of the Prospectus.

(h) Related party transactions

The Group had the following material transactions with its related parties during the Relevant Periods:

		Year ended 31st March,	
		2000	**2001**
	Note	*HK$'000*	*HK$'000*
Sales of computer peripherals to Global User Inc.	*(i)*	2,029	–
Purchase of computer peripherals from Global User Inc.	*(ii)*	1,603	–
Artwork services rendered to Onspeed Technologies Company Limited	*(iii)*	243	318
Purchase of computers from Dragon System Development Limited	*(iv)*	–	1,700
ThizLinux distribution income generated from sales of computers of Dragon System Development Limited	*(v)*	–	9
Commission income from Dragon System Development Limited	*(vi)*	–	29
Rentals paid on office premises sub-let from First Asia Finance Group Limited	*(vii)*	–	147
Office rentals paid to Mr. Wong Hoi Wong	*(viii)*	–	24

Notes:

(i) Ms. Wanzi Huang and Mr. Wong Hoi Wong, directors of the Company, are directors of the related company and Mr. Wong Hoi Wong is also a shareholder of the related company. These transactions were carried out at cost plus a profit mark-up of 3% to 5%.

(ii) These transactions were carried out at market price.

(iii) Mr. Wong Hoi Wong is a shareholder and director of the ultimate holding company of the related company. Mr. Li Sze Tang, a director of the Company, is also a shareholder and director of a company which is one of the shareholders of the related company. Artwork services were rendered to Onspeed Technologies Company Limited at cost plus a profit mark-up of 80%.

(iv) Mr. Wong Hoi Wong is a shareholder and director of the ultimate holding company of the related company. Mr. Li Sze Tang is a shareholder and director of a company which is one of the shareholders of the related company. One of the subsidiaries of the Company acted as one of the distributors of Dragon System Development Limited from 27th July, 2000 to 30th November, 2000 and the computers were resold at a profit.

(v) In connection with the Group's sales of computers of Dragon System Development Limited referred to in (iv) above, the Group charged Dragon System Development Limited at a standard fee per unit of the computers sold with ThizLinux to the customers.

(vi) The subsidiary of the Company referred to in (iv) above acts as a commission agent of Dragon System Development Limited for selling its products through the B2C Internet platform and its existing channel with effect from 1st December, 2000. The 6% selling commission paid by Dragon System Development Limited is the same as the standard rate charged by the Group to its clients who join the Group's B2C platform.

(vii) One of the office premises occupied by the Group was sub-let from First Asia Finance Group Limited. The rentals paid by the Group were identical to the rentals paid by First Asia Finance Group Limited as the head tenant to the landlord as the office premises were wholly occupied by the Group. Mr. Li Sze Tang is a director and substantial shareholder of First Asia Finance Group Limited.

(viii) The rentals paid were based on the then prevailing market rent. On 9th April, 2001, Mr. Wong Hoi Wong assigned the property occupied by the Group to an independent third party who has agreed to observe the terms and conditions of the original tenancy agreement between Mr. Wong Hoi Wong and the Group.

In the opinion of the directors of the Company, the above transactions were carried out in the normal course of business of the Group and on normal commercial terms.

The directors of the Company also confirmed that only the transactions mentioned in (v) to (vii) above will continue upon the Listing.

In addition to the above and the operating lease commitments set out in sections 4 (j) (ii) and (iii) below, there are amounts due to directors, amounts due to related companies and loans from shareholders. Details of these balances are set out in sections 4(d) to (f) below.

4. NET LIABILITIES

The following is a summary of the combined net liabilities of the Group as at 31st March, 2001, and on the basis set out in section 1 above:

	Note	*HK$'000*
NON-CURRENT ASSETS		
Fixed assets	*(a)*	348
Interest in a jointly controlled entity	*(b)*	16
		364
CURRENT ASSETS		
Inventories	*(c)*	19
Amount due from a jointly controlled entity		1
Debtors		242
Deposits and prepayments		1,133
Cash and bank balances		503
		1,898
CURRENT LIABILITIES		
Creditors		378
Accruals and deposits received		667
Taxation		6
Amounts due to directors	*(d)*	2,101
Amounts due to related companies	*(e)*	379
Loans from shareholders	*(f)*	9,923
		13,454
NET CURRENT LIABILITIES		(11,556)
NET LIABILITIES		(11,192)

Notes:

(a) Fixed assets

	Cost	Accumulated depreciation	Net book value
	HK$'000	*HK$'000*	*HK$'000*
Computer equipment	129	59	70
Office equipment	229	77	152
Furniture and fixtures	184	58	126
	542	194	348

(b) Interest in a jointly controlled entity

	HK$'000
Share of net liabilities	(110)
Loan to the jointly controlled entity	126
	16

The particulars of the jointly controlled entity, Thiz Grandmass ERP Systems Limited, are set out in section I above. The loan to the jointly controlled entity is interest free, unsecured and has no specified term of repayment.

(c) Inventories

	HK$'000
ThizLinux package/CD-Rom	19

All the inventories are stated at cost.

(d) Amounts due to directors

The above balance represented accrued directors' remuneration in respect of the year ended 31st March, 2001 and is scheduled to be repaid in July 2001 out of the net proceeds from the placing of the Company's shares.

(e) Amounts due to related companies

The amounts which are mainly trading in nature are interest free, unsecured and repayable on demand. The amounts are scheduled to be repaid in July 2001 out of the net proceeds from the placing of the Company's shares.

(f) Loans from shareholders

Details of loans from shareholders are:

	HK$'000
Li Sze Tang	2,977
Wong Hoi Wong	6,946
	9,923

The loans are interest free, unsecured and repayable on demand. Subsequent to 31st March, 2001, the loans were capitalised as set out in section 6(b) below. Had notional interest been charged on the outstanding loans from shareholders during the Relevant Periods at the then prevailing weighted average prime rate, the Group would have incurred interest of approximately HK$485,000 and HK$749,000 for the two years ended 31st March, 2001 respectively.

(g) Contingent liabilities

As at 31st March, 2001, the Group had no material contingent liabilities.

(h) Deferred taxation

As at 31st March, 2001, the Group did not have any significant unprovided deferred taxation.

(i) Reserve movement

There is no movement in reserve required to be disclosed in respect of the Relevant Periods.

(j) *Commitments*

(i) As at 31st March, 2001, the Group had commitments to make payments in the next year under operating leases expiring within one year in respect of the followings:

	HK$'000
Land and buildings	318
Servers	48
	366

(ii) As at 31st March, 2001, the Group's operating lease commitment in respect of the office premises referred to in section 3(h)(vii) above and included in (j)(i) above amounted to approximately HK$172,000.

(iii) As at 31st March, 2001, the Group's operating lease commitment of the office premises referred to in 3h(viii) above and included in (j)(i) above amounted to HK$48,000 out of which approximately HK$1,600 is receivable by Mr. Wong Hoi Wong.

(iv) As at 31st March, 2001, the Group had commitments to contribute HK$325,000 to Thiz Grandmass ERP Systems Limited as shareholders' loan pursuant to an agreement dated 8th November, 2000 for the establishment of the jointly controlled entity. The shareholders' loan to be contributed by the Group will be interest free, unsecured and will have no specified term of repayment.

(v) Other than the above, the Group had no material capital and financial commitments as at 31st March, 2001.

(k) Net liabilities of the Company

The Company became the holding company of the Group on 5th July, 2001 pursuant to the Reorganisation. As at 31st March, 2001, the net liabilities of the Company amounted to approximately HK$51,000 representing amount due to a director for expenses paid on behalf of the Company.

(l) Distributable reserves

As at 31st March, 2001, the Company had no reserves available for distribution to its shareholders at that date.

5. DIRECTORS' REMUNERATION

Save as disclosed herein, no remuneration has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the directors of the Company.

Under the present arrangements, the estimated amount of directors' fees and other emoluments payable for the year ending 31st March, 2002 is approximately HK$2,340,000, excluding performance related bonuses payable under directors' service contracts, the terms of which are set out in the paragraph headed "Particulars of service contracts" in Appendix IV to the Prospectus.

6. SUBSEQUENT EVENTS

The following events have occurred subsequent to 31st March, 2001 and up to the date of this report:

(a) The Group completed a reorganisation in preparation for the Listing.

(b) On 5th July, 2001, loans from shareholders of approximately HK$9,923,000 were capitalised by issuing 69,380 shares of the Company. Details of the capitalisation are set out in the subsection headed "Changes in share capital" in the section headed "Further information about the Company" in Appendix IV to this prospectus.

7. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group, the Company or any of its subsidiaries have been prepared in respect of any period subsequent to 31st March, 2001.

Yours faithfully,
PKF
Certified Public Accountants
Hong Kong

The following is the text of the letter, summary of valuations and valuation certificates received from DTZ Debenham Tie Leung Limited, prepared for the purpose of inclusion in this prospectus, in connection with its valuation as at 30th April, 2001 of the property interests of the Group in Hong Kong.

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

Formerly C Y Leung & Company
原梁振英測量師行

20th July, 2001

The Directors
Thiz Technology Group Limited
Room 1504 on 15th Floor
Tower 1, Silvercord
30 Canton Road
Tsimshatsui
Kowloon

Dear Sirs,

In accordance with your instructions to us to value the property interests as listed in the attached summary of valuations (the "Summary") and held by Thiz Technology Group Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") in Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these property interests as at 30th April, 2001 (the "date of valuation").

Our valuation of each of the property interests represents its open market value which we would define as intended to mean "an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:–

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the Group sells the property interests on the open market without the benefit of deferred term contracts, leasebacks, management agreements or any similar arrangements which would serve to affect the values of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations.

The property interests, which are property interests leased to the Group in Hong Kong, have no commercial value due to the prohibitions against assignment of the properties or otherwise due to the lack of substantial profit rents.

We have relied to a considerable extent on information given by the Group and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, occupation, tenure, tenancy particulars, age of properties, floor areas, floor plans, identification of the landlords and tenants and all other relevant matters.

We have been provided by the Group with copies of tenancy agreements relating to the property interests. However, we have not examined the original documents to verify ownership or to ascertain the existence of any amendments. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have had no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuations. We were also advised by the Group that no material facts have been omitted from the information supplied.

We have inspected the exterior and, wherever possible, the interior of the properties. No structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties or any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

We enclose herewith our summary of valuations and valuation certificate.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K. B. Wong
Registered Professional Surveyor
(General Practice Division)
A.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. K. B. Wong is a registered professional surveyor who has extensive experience in the valuation of properties in Hong Kong.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 30th April, 2001
1.	Office No. 1504 on 15th Floor, Tower 1, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon	No commercial value
2.	Workshop Nos. 21 and 22 on 10th Floor, Sino Industrial Plaza, 9 Kai Cheung Road, Kowloon Bay, Kowloon	No commercial value

VALUATION CERTIFICATE

Property	Description and Tenancy Particulars	Capital value in existing state as at 30th April, 2001
1. Office No. 1504 on 15th Floor, Tower 1, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon	The property comprises an office unit on the 15th floor of a 13-storey office tower erected over a 6-storey commercial and carpark podium completed in 1983. The property has a gross floor area of approximately 134.06 sq.m. (1,443 sq.ft.). The property is currently occupied by the Group as an office. The property is currently sub-leased from First Asia Finance Group Limited, an associate of Mr. Albert Li who is a director of the Company, to the Group for a term of 13 months from 1st October, 2000 to 31st October, 2001 at a monthly rent of HK$24,531, exclusive of rates, management fee and utility charges.	No commercial value
2. Workshop Nos. 21 and 22 on 10th Floor, Sino Industrial Plaza, 9 Kai Cheung Road, Kowloon Bay, Kowloon	The property comprises 2 workshop units on the 10th floor of a 10-storey industrial building erected over a basement carpark completed in 1987. The property has a total gross floor area of approximately 103.12 sq.m. (1,110 sq.ft.). The property is currently occupied by the Group for office and warehouse uses. By a tenancy agreement dated 22nd December, 2000, the property was originally leased from Mr. Albert Wong, an executive director of the Company, to the Group for a term of 1 year from 1st December, 2000 to 30th November, 2001 at a monthly rent of HK$6,000, inclusive of rates, government rent and management fee. Subsequent to the assignment on 9th April, 2001 by Mr. Albert Wong of the property to Mr. Chou Jan Chang, an independent third party, Mr. Chou has become the new landlord in respect of the tenancy on the same terms.	No commercial value

CONSTITUTION OF THE COMPANY

1. MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on 6th July, 2001 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted (including acting as a holding and investment company) and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by section 7(4) of the Companies Law, that the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided in section 27(2) of the Companies Law and (in view of the fact that the Company is an exempted company) that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

The objects of the Company are set out in full in clause 3 of the Memorandum of Association which is available for inspection at the address specified in Appendix V in the section headed "Documents available for inspection".

2. ARTICLES OF ASSOCIATION

The Articles of Association of the Company were adopted on 6th July, 2001 and include provisions to the following effect:

A. Classes of Shares

The share capital of the Company consists of ordinary shares.

B. Directors

(a) Power to allot and issue Shares

Subject to the provisions of the Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors may determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any Shares or attaching to any class of Shares, any Share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Law and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, any Share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b) Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Articles of Association or the Companies Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Law and of the Articles of Association and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or the Articles of Association, provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

(c) Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d) Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e) Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(f) Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors (the "Board") at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of Directors in respect of any contract or arrangement or any other proposal in which he has any material interest but this prohibition shall not apply to any of the following matters, namely:

(i) the giving to such Director of any security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company, its holding company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself guaranteed or secured in whole or in part;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any proposal concerning any other company in which he is interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director is beneficially interested in shares of that company, provided that, he, together with any of his associates, is not beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he may benefit;

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vi) any contract or arrangement in which the Director is interested in the same manner as other holders of Shares or debentures or other securities of the Company by virtue only of his interest in Shares or debentures or other securities of the Company.

(g) Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Board, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses reasonably incurred by them in or about the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as he may be entitled to receive as a Director.

(h) Retirement, appointment and removal

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election by ordinary resolution.

The Company may by special resolution remove any Director and may by ordinary resolution appoint another person in his place. The Company may also by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. No person other than a

Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than 28 clear days before the day appointed for the meeting, there has been given to the Secretary of the Company notice in writing by some members of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(i) if he resigns his office by notice in writing;

(ii) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(iii) if, without leave, he is absent from meetings of the Board (unless an alternate Director appointed by him attends) for 12 consecutive months, and the Board resolves that his office is vacated;

(iv) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v) if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(vi) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(vii) if he shall be removed from office by a special resolution of the members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors (other than the managing Director or joint managing Director) for the time being shall retire from office by rotation. Each Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election. Subject to the provision of the Articles of Association, the Company may at each annual general meeting at which the Directors retire fill each of the vacated offices by electing a person thereto.

(i) Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

(j) Proceedings of the Board

The Directors may meet in any part of the world for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

C. Alteration to constitutional documents

No alteration to the Memorandum or Articles of Association may be made except by special resolution.

D. Variation of rights of existing Shares or classes of shares

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of the Articles of Association relating to general meetings shall *mutatis mutandis* apply, but so that the quorum for the purposes of any such separate general meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

E. Alteration of Capital

The Company in general meeting may, from time to time, whether or not all the Shares for the time being authorised shall have been issued and whether or not all the Shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing Shares. On any consolidation of fully paid Shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of Shares to be consolidated determine which particular Shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled subject to the provisions of the Companies Law; and

(iii) sub-divide its Shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any Share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Companies Law.

F. Special resolution – majority required

A "special resolution" is defined in the Articles of Association to have the meaning ascribed thereto in the Companies Law, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an "ordinary resolution" is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Company aforesaid.

G. Voting rights (generally, on a poll and right to demand a poll)

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of Shares, at any general meeting on a show of hands every member of the Company who is present in person (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each Share registered in his name in the register of members of the Company.

In the case of joint holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so and such person may vote on a poll by proxy.

No member shall, unless the Directors otherwise determine, be entitled to vote, or be reckoned in a quorum, at any general meeting in respect of any Share unless he is registered as a shareholder of the Company at the date of such meeting and all calls which have been made by the Directors, or other sums presently payable by him, in respect of such Share have been paid.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

If a recognised clearing house (or its nominee) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company.

H. Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.

I. Accounts and audit

The Directors shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Law.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members of the Company (other than officers of the Company) and no such member shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or as authorised by the Directors or by the Company in general meeting.

The Directors shall from time to time commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting profit and loss accounts, balance sheets and the Directors' and the auditors' reports thereon. Copies of these documents which are to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send printed copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting and shall fix his or their remuneration provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

J. Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the Shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors;

(c) the election of Directors in place of those retiring;

(d) the appointment of auditors;

(e) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the auditors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its existing issued share capital and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

K. Transfer of Shares

All transfers of shares may be effected by an instrument of transfer in the usual common form (which is consistent with the standard form of transfer as prescribed by the Stock Exchange) or in any other form which the Directors may approve.

The instrument of transfer of a Share shall be signed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer, when registered, shall be retained by the Company.

The Directors may decline to register any transfer of any Share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any other Shares unless:

(a) the instrument of transfer is lodged at such place or places where the Board from time to time determines to keep a branch register of Shareholders and where (except where the Board otherwise determines) transfers of documents of title for Shares are to be lodged for registration and are to be registered, with the Company accompanied by the certificate for the Shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e) the Shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum as the Stock Exchange may from time to time determine (or such lesser sum as the Directors may from time to time require) is paid to the Company.

If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers as the Directors may determine be suspended at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of Shares, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

L. Power of the Company to purchase its own Shares

The Company is empowered by the Companies Law and the Articles of Association to purchase its own Shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the Securities and Futures Commission of Hong Kong or by any other recognised stock exchange.

M. Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of Shares by a subsidiary.

N. Dividends and other methods of distributions

Subject to the Companies Law and Articles of Association, the Company in general meeting may declare dividends in any currency but no such dividends shall exceed the amount recommended by the Directors. No dividend may be declared or paid other than out of profits and reserves of the Company lawfully available for distribution, including share premium.

Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provides:

(a) all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on the Share; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the Shares during any portion or portions of the period in respect of which the dividend is paid.

The Directors may also pay any dividend which is payable on any Shares half-yearly or on any other dates, whenever the position of the Company, in the opinion of the Directors, justifies such payment.

The Directors may retain any dividends or other moneys payable on or in respect of a Share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend or other monies payable by the Company on or in respect of any Share shall bear interest against the Company.

In respect of any dividend proposed to be paid or declared on the share capital of the Company, the Directors may resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid up on the basis that the Shares so allotted are to be of the same class or classes as the class or classes already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members entitled to such dividend will be entitled to elect to receive an allotment of Shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the Shares so allotted are to be of the same class or classes as the class or classes already held by the allottee. The Directors may also, with the sanction of the members of the Company in general meeting, resolve and direct in respect of any particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of Shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend or bonus may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the Shares at his address as appearing in the register or addressed to such person and to such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute good discharge by the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the Shares held by such joint holders.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

The Directors may, with the sanction of the members of the Company in general meeting, direct payment or satisfaction of any dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may issue fractional certificates, disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

O. Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in any common form or in such other form as the Directors may approve. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

P. Calls on Shares and forfeiture of Shares

The Directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their Shares (whether on account of the nominal amount of the Shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his Shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a Share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a Share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any Share after the day appointed for payment thereof, the Directors may at any time serve a notice on the holder of such Shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the day and at the place appointed, the Shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any Share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited Shares and not actually paid before the forfeiture. A forfeited Share shall be deemed to be the property of the Company and may be sold, re-allotted, cancelled or otherwise disposed of.

A person whose Shares have been forfeited shall thereupon cease to be a member of the Company in respect of the forfeited Shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, together with interest thereon at such rate not exceeding 15 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture until payment, and the Directors may enforce payment without being under any obligation to make any allowance for the value of the Shares forfeited, at the date of forfeiture.

Q. Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the Shares respectively held by them. The register may, on notice being given by advertisement in such one or more newspapers as the Directors may determine, be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of Shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding $2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

R. Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Save as otherwise provided by the Articles two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one shareholder of record the quorum shall be that one member present in person or by proxy.

A corporation being a member shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of Shares of the Company is described in sub-paragraph D above.

S. Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

T. Procedure on liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of Shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed *pari passu* amongst such members in proportion to the amount paid up on the Shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the Shares held by them respectively.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

U. Untraceable members

The Company shall be entitled to sell any Shares of a member or the Shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such Shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member; (iii) during the 12 year period, at least three dividends in respect of the Shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspaper, giving notice of its intention to sell such Shares and a period of three months has elapsed since such advertisement and the recognised Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

SUMMARY OF CAYMAN ISLANDS COMPANY LAW AND TAXATION

A. Introduction

The Companies Law (2001 Second Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

B. Incorporation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 6th December, 2000 under the Companies Law. As such, its operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

C. Share capital

The Companies Law permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the "share premium account". At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law);

(d) writing-off the preliminary expenses of the company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

D. Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see C above for further details).

E. Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in *Foss v. Harbottle* (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is *ultra vires* the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained has been applied and followed by the courts in the Cayman Islands.

F. Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

G. Disposal of assets

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

H. Accounting and auditing requirements

The Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company's affairs and to explain its transactions.

I. Register of members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

J. Inspection of books and records

Members of a company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company's articles of association.

K. Special resolutions

The Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorised by the articles of association of the company.

L. Subsidiary owning shares in parent

The Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

M. Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

N. Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

O. Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

P. Liquidation

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Q. Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

R. Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking is for a period of twenty years from 9th January, 2001.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

S. Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

T. General

Maples and Calder Asia, the Company's legal advisers on Cayman Islands law, have sent to the Company a letter of advice summarising aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents available for inspection" in Appendix V to this prospectus. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

A. FURTHER INFORMATION ABOUT THE COMPANY

1. Incorporation

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company on 6th December, 2000. The Company has established its principal place of business at Room 1504, Silvercord Tower I, 30 Canton Road, Hong Kong and is registered in Hong Kong under Part XI of the Companies Ordinance with Mr. Albert Li appointed as the agent of the Company for the acceptance of service of process in Hong Kong.

2. Changes in share capital

(a) As at the date of incorporation of the Company, its authorised share capital was $100,000 divided into 1,000,000 Shares, one of which was issued fully paid.

(b) On 5th July, 2001, written resolutions of the sole shareholder of the Company were passed pursuant to which:

(i) the authorised share capital of the Company was increased from $100,000 to $50,000,000 by the creation of an additional 499,000,000 Shares, such Shares to rank pari passu with the then existing Shares in all respects; and

(ii) the Directors were authorised to (a) allot and issue an aggregate of 209,519 Shares credited as fully paid as consideration for the acquisition of the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited from Mr. Albert Wong and Mr. Albert Li (together "the Major Shareholders"); and (b) to allot and issue an aggregate of 69,380 Shares as consideration for the acquisition of the benefits of loans due to the Major Shareholders from Thiz Technology Group (BVI) Holdings Limited of approximately $9,923,000 in aggregate.

(c) On 6th July, 2001, written resolutions of the shareholders of the Company was passed pursuant to which conditional on the share premium account of the Company being credited as a result of the allotment and issue of the New Shares, a total of $13,917,110 of such amount credited was directed to be capitalised and applied in paying up in full at par 139,171,100 Shares in total for allotment and issue to the holders of Shares in the capital of the Company registered on the register of members of the Company as at the close of business on 6th July, 2001 (or as they may direct) in proportion as nearly as possible to their respective shareholdings and that the Directors or a committee thereof be and is authorized to do all such things as may be necessary to give effect to such capitalisation issue.

(d) Immediately following the Placing becoming unconditional and the issue of Shares as mentioned herein being made (but without taking into account any Shares which may be issued upon the exercise of the Over-allotment Option), the authorised share capital of the Company will be $50,000,000 divided into 500,000,000 Shares and the issued share capital of the Company will be $16,545,000 divided into 165,450,000 Shares, all of which will be fully paid or credited as fully paid. 334,550,000 Shares will remain unissued. Other than pursuant to the exercise of the Over-allotment Option and the options granted under the Share Option Scheme, there is no present intention to issue any of the authorised but unissued share capital of the Company.

(e) Save as aforesaid, there has been no alteration in the share capital of the Company since its incorporation.

3. Shareholders' resolutions of the Company passed on 6th July 2001

On 6th July, 2001, written resolutions of the shareholders of the Company (apart from the resolutions relating to the changes in share capital of the Company referred to in paragraph 2 above) were passed pursuant to which:

(a) the Company approved and adopted its memorandum and articles of association;

(b) conditional on the same conditions as stated in the section headed "Conditions of the Placing" herein:

(i) the Placing and the grant of the Over-allotment Option were approved and the Directors were authorised to allot and issue the New Shares pursuant thereto (including any Shares which may be required to be issued if the Over-allotment Option is exercised);

(ii) the rules of the Shares Option Scheme were approved and adopted and the Directors were authorised to grant options to subscribe for Shares thereunder and to allot and issue Shares pursuant to the exercise of subscription rights under any options granted under the Share Option Scheme;

(c) a general unconditional mandate was given to the Directors to allot, issue and deal with, otherwise than by way of rights or pursuant to the exercise of subscription rights attaching to options under the Share Option Scheme, Shares with an aggregate nominal value not exceeding the sum of 20% of the aggregate nominal value of the share capital of the Company in issue and to be issued as mentioned herein (including any Shares which may be required to be issued pursuant to the exercise of the Over-allotment Option), such mandate to determine (unless appropriately renewed and subject to earlier revocation or variation by an ordinary resolution of the shareholders of the Company in general meeting) at the end of the next annual general meeting of the Company or the expiration of period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held;

(d) a general unconditional mandate was given to the Directors authorising them to exercise all powers of the Company to repurchase Shares on GEM or any other stock exchange recognised by the Securities and Futures Commission and by the Stock Exchange for this purpose having an aggregate nominal value not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned herein (including any Shares which may be required to be issued pursuant to the exercise of the Over-allotment Option), such mandate to determine (unless appropriately renewed and subject to earlier revocation or variation by an ordinary resolution of the shareholders of the Company in general meeting) at the end of the next annual general meeting of the Company; and

(e) the general unconditional mandate referred to in sub-paragraph (c) above was extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of Shares repurchased by the Company since the granting of the general mandate referred to in sub-paragraph (d) above.

4. Corporate reorganisation

The companies comprising the Group underwent a reorganisation in preparation for the listing of the Shares on GEM. Following the reorganisation, Thiz Technology Group (BVI) Holdings Limited became the intermediate holding company and the Company became the holding company of the Group. The reorganisation involved the following:

(a) On 7th January, 2000, Thiz.Com Inc., a company incorporated in BVI, acquired the entire issued share capital of PC Media, Inc., a company incorporated in California the U.S., from Mr. Albert Wong and allotted and issued 800 shares and 200 shares, all of US$1 each, to Mr. Albert Wong and Mr. Albert Li (in trust for Mr. Albert Wong) respectively as consideration for the acquisition.

(b) On 24th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thiz.Com (Hong Kong) Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com Inc. and Mr. Albert Li (in trust for Thiz.Com Inc.) as to 9,999 shares and 1 share respectively.

(c) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Investment Exchange Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(d) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thizbiz Global Trade Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(e) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Bid Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(f) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Recruitment Database Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(g) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thizlinux Laboratory Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(h) On 25th February, 2000, 1 share of US$1.00 (representing the entire issued share capital) of Thiz.Com (China) Limited, a company incorporated in BVI, was allotted and issued for cash at par to Thiz.Com Inc.

(i) On 17th March, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thiz Design Group Limited, a company incorporated in Hong Kong, were allotted and issued for cash at par to Thiz.Com Inc. and Mr. Albert Li (in trust for Thiz.Com Inc.) as to 9,999 shares and 1 share respectively.

(j) On 6th December, 2000, the Company was incorporated in the Cayman Islands, and on 14th December, 2000, one share of $0.1 was transferred from the subscriber to Mr. Albert Li.

(k) On 27th February, 2001, 1 share of US$1.00 of Thiz Technology Group (BVI) Holdings Limited was allotted and issued for cash at par to Mr. Albert Li.

(l) On 9th March, 2001, Thiz Technology Group (BVI) Holdings Limited, a company incorporated in the BVI, acquired the entire issued share capital of Thiz.Com Inc. from the Major Shareholders and as consideration for such acquisition, Thiz Technology Group (BVI) Holdings Limited:

(i) allotted and issued an aggregate of 70 shares of US$1 each credited as fully paid to Mr. Albert Wong;

(ii) allotted and issued an aggregate of 29 shares of US$1 each credited as fully paid to Mr. Albert Li.

(m) On 9th March, 2001, 1 share of US$1.00 (representing the entire issued share capital) of THIZBIZ INC., a company incorporated in BVI, was allotted and issued for cash at par to Thiz Technology Group (BVI) Holdings Limited.

(n) On 9th March, 2001, 1 share of US$1.00 (representing the entire issued share capital) of THIZLINUX INC., a company incorporated in BVI, was allotted and issued for cash at par to Thiz Technology Group (BVI) Holdings Limited.

(o) On 9th June, 2001, an aggregate of 10,000 shares of $1.00 each of Thizbiz Global Trade Limited were transferred from Thiz.Com (Hong Kong) Limited to THIZBIZ INC. and Mr. Albert Li (in trust for ThizBiz Inc.) as to 9,999 shares and 1 share respectively for a total consideration of $10,000.

(p) On 9th June, 2001, an aggregate of 10,000 shares of $1.00 each of Thizlinux Laboratory Limited were transferred from Thiz.Com (Hong Kong) Limited to THIZLINUX INC. and Mr. Albert Li (in trust for THIZLINUX INC.) as to 9,999 shares and 1 share respectively for a total consideration of $10,000.

(q) On 5th July, 2001, the Company acquired the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and the benefits of loans of approximately $9,923,000 advanced by the Major Shareholders to Thiz Technology Group (BVI) Holdings Limited and as consideration for such acquisition, the Company:

(i) allotted and issued an aggregate of 195,230 Shares credited as fully paid to Mr. Albert Wong who immediately thereafter transferred to Ms. Wanzi Huang and EILL as to 13,945 shares at nil consideration and as to 181,285 shares at $107,864,575 (equivalent to the Placing Price per Share having taken into account the Capitalisation Issue) respectively; and

(ii) allotted and issued an aggregate of 83,669 Shares credited as fully paid to Mr. Albert Li.

5. Changes in share capital of subsidiaries

The subsidiaries of the Company are referred to in section 1 of the accountants' report, the text of which is set out in Appendix 1 to this prospectus.

The following alterations in the share capital of the Company's subsidiaries have taken place within the two years immediately preceding the date of this prospectus:

(a) On 7th January, 2000, Thiz.Com Inc. allotted and issued 800 shares and 200 shares, all of US$1 each, to Mr. Albert Wong and Mr. Albert Li (in trust for Mr. Albert Wong) respectively as consideration for the acquisition of the entire issued share capital of PC Media, Inc..

(b) On 24th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thiz.Com (Hong Kong) Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com Inc. and Mr. Albert Li (in trust for Thiz.Com Inc.) as to 9,999 shares and 1 share respectively.

(c) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Investment Exchange Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(d) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thizbiz Global Trade Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(e) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Bid Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(f) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of The Recruitment Database Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(g) On 28th January, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thizlinux Laboratory Limited, a company incorporated in Hong Kong, were issued for cash at par to Thiz.Com (Hong Kong) Limited and Mr. Albert Li (in trust for Thiz.Com (Hong Kong) Limited) as to 9,999 shares and 1 share respectively.

(h) On 25th February, 2000, 1 share of US$1.00 (representing the entire issued share capital) of Thiz.Com (China) Limited, a company incorporated in BVI, was allotted and issued for cash at par to Thiz.Com Inc.

(i) On 17th March, 2000, 10,000 shares of $1.00 each (representing the entire issued share capital) of Thiz Design Group Limited, a company incorporated in Hong Kong, were allotted and issued for cash at par to Thiz.Com Inc. and Mr. Albert Li (in trust for Thiz.Com Inc.) as to 9,999 shares and 1 share respectively.

(j) On 2nd May, 2000, the authorised share capital of Thiz.Com Inc. was increased from US$50,000 to US$200,000 by the creation of 150,000 shares of US$1 each and an aggregate of 199,000 shares of US$1.00 each of Thiz.Com Inc. were allotted and issued for cash at par to Mr. Albert Wong and Mr. Albert Li as to 139,200 shares and 59,800 shares respectively.

(k) On 27th February, 2001, 1 share of US$1.00 of Thiz Technology Group (BVI) Holdings Limited was allotted and issued for cash at par to Mr. Albert Li.

(l) On 9th March, 2001, 1 share of US$1.00 (representing the entire issued share capital) of THIZBIZ INC., a company incorporated in BVI, was allotted and issued for cash at par to Thiz Technology Group (BVI) Holdings Limited.

(m) On 9th March, 2001, 1 share of US$1.00 (representing the entire issued share capital) of THIZLINUX INC., a company incorporated in BVI, was allotted and issued for cash at par to Thiz Technology Group (BVI) Holdings Limited.

Save as mentioned herein, there has been no alteration in the share capital of any of the subsidiaries of the Company within the two years immediately preceding the date of this prospectus.

6. Repurchase by the Company of its own securities

Introduction

This section contains information required by the Stock Exchange to be included in this prospectus concerning the repurchase by the Company of Shares.

The GEM Listing Rules

The GEM Listing Rules permit companies whose primary listings are on GEM to repurchase their shares on the GEM subject to certain restrictions. In this regard, the definition of "shares" in the GEM Listing Rules would, and where used below shall (unless the context otherwise requires), include all classes and securities which carry a right to subscribe or purchase Shares. The most important restrictions contained in the GEM Listing Rules are summarised below:

(a) Shareholders' approval

The GEM Listing Rules provide that all proposed share repurchases on GEM by a company with its primary listing on GEM must be approved in advance by an ordinary resolution, which may be by way of general mandate.

Note: By a written resolution of the shareholders of the Company passed on 6th July, 2001, a general unconditional mandate (the "Repurchase Mandate") was given to the Directors authorising the repurchase of Shares by the Company on GEM or any other stock exchange recognised by the Securities & Futures Commission and by the Stock Exchange for this purpose, up to an aggregate nominal value not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned in this prospectus (including any Shares issued pursuant to the exercise of the Over-allotment Option), such mandate to determine (unless appropriately renewed and subject to earlier revocation or variation by an ordinary resolution of the shareholders of the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the applicable law in the Cayman Islands.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands.

(c) Trading restrictions

A maximum of 10% of the existing issued share capital currently outstanding may be repurchased on GEM. A company may not issue or announce an issue of Shares of the type that has been repurchased for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange. The GEM Listing Rules also prohibit a company from repurchasing its securities on the Stock Exchange if the repurchase would result in the number of listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

(d) Price and timing of repurchase

A company may only purchase its securities on GEM if the purchase price is not higher than the latest (or current) independent bid price or the last independent sale (contract) price quoted or reported on the system (as defined in the Rules of the Stock Exchange), whichever is the higher. A company may not make the opening bid nor any bid in the last 30 minutes before the close of normal trading hours as stipulated in the Rules of the Stock Exchange.

(e) Status of repurchased shares

The GEM Listing Rules provide that the listing of all repurchased shares shall be automatically cancelled upon repurchase irrespective of whether or not such repurchase takes place on GEM or otherwise, and that the relevant share certificates must be cancelled and destroyed.

Note: Under the Cayman Islands law, the Company's repurchased shares will be treated as cancelled.

(f) Suspension of repurchases

The GEM Listing Rules require any share repurchase programme to be suspended after the directors have made any decision in respect of a price sensitive development until the price sensitive information has been publicly announced. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of a company's half-year report or a quarterly report, a company may not purchase its securities on GEM unless the circumstances are exceptional.

(g) Reporting requirements

Under the GEM Listing Rules, share repurchases on GEM or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. (Hong Kong time) on the following business day. In addition, the company's annual report is required to disclose details regarding share repurchases made during the year, including the number of shares repurchased and the aggregate prices paid. The directors' report is also required to contain references to the repurchase made during the year and the directors' reasons for making such repurchase.

(h) Connected parties

The GEM Listing Rules prohibit a company from knowingly repurchasing shares and/or warrants on GEM from a "connected person", which term includes directors, chief executive or substantial shareholders or management shareholders of the company or an associate (as defined in the GEM Listing Rules) of any of them and a connected person shall not knowingly sell his shares and/or warrants to the company.

(i) Cash consideration

The GEM Listing Rules further prohibit a company from purchasing its Shares on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(j) Broker disclosure

The company shall procure that any broker appointed by it to effect the purchase of Shares shall disclose to the Stock Exchange such information with respect to purchases made on behalf of the company as the Stock Exchange may request.

Exercise of the Repurchase Mandate

Exercise in full of the Repurchase Mandate, on the basis of 165,450,000 Shares in issue immediately after listing of the Shares on GEM (but taking no account of the Shares which may be allotted pursuant to the Over-allotment Option), could accordingly result in up to 16,545,000 Shares being repurchased by the Company during the period up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to act on behalf of the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and such repurchases will only be made if the Directors believe that such repurchases will benefit the Company and its shareholders taken as a whole.

General

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. On the basis of the combined net tangible assets of the Group as at 31st March, 2001, and taking into account the estimated net proceeds of the Placing and the current working capital position of the Group, the Directors consider that there would be a material adverse effect on the working capital requirements and gearing position of the Group in the event that the Repurchase Mandate is to be exercised in full during the period before the Repurchase Mandate expires.

None of the Directors, or to the best of their knowledge having made all reasonable enquires, any associate of any Director, have any present intention to sell any Shares to the Company or its subsidiaries if the Repurchase Mandate is exercised.

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules and the applicable laws of the Cayman Islands.

If, as the result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert, could, depending on the level of increase of its or their interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares if the Repurchase Mandate is exercised in full.

No connected person (as defined in the GEM Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

B. FURTHER INFORMATION ABOUT THE BUSINESS

1. Summary of material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this prospectus and are or may be material in relation to the business of the Group taken as a whole:

(a) a share exchange agreement dated 7th January, 2000 and entered into between Mr. Albert Wong as the vendor and Thiz.Com Inc. as the purchaser relating to the acquisition by Thiz.Com Inc. from Mr. Albert Wong of the entire issued share capital of PC Media, Inc. and as consideration therefor Thiz.Com Inc. allotted and issued 800 shares and 200 shares, all of US$1 each, to Mr. Albert Wong;

(b) a shareholders agreement dated 8th November 2000 and entered into between Grandmass Holdings Limited and Thizlinux Laboratory Limited in respect of Thiz Grandmass ERP Systems Limited whereby Thizlinux Laboratory Limited agreed, inter alia, to contribute to Thiz Grandmass ERP Systems Limited a total investment of $500,000 including $50,000 as paid up capital for 50,000 shares and $450,000 as shareholders' loans;

(c) a share exchange agreement dated 9th March, 2001 and entered into between the Major Shareholders as the vendors and Thiz Technology Group (BVI) Holdings Limited as the purchaser relating to the acquisition by Thiz Technology Group (BVI) Holdings Limited from the Major Shareholders of the entire issued share capital of Thiz.Com Inc.;

(d) an agreement made on 9th June, 2001 between Thiz.Com (Hong Kong) Limited and THIZBIZ.INC. whereby THIZBIZ.INC. acquired the entire issued share capital of Thizbiz Global Trade Limited from Thiz.Com (Hong Kong) Limited at the consideration of $10,000 as evidenced by an instrument of transfer and bought and sold notes;

(e) an agreement made on 9th June, 2001 between Thiz.Com (Hong Kong) Limited and THIZLINUX INC. whereby THIZLINUX INC. acquired the entire issued share capital of Thizlinux Laboratory Limited from Thiz.Com (Hong Kong) Limited at the consideration of $10,000 as evidenced by an instrument of transfer and bought and sold notes;

(f) a share exchange agreement dated 5th July, 2001 and entered into between the Major Shareholders and the Company relating to the acquisition by the Company from the Major Shareholders of the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and the benefits of loans of approximately $9.9 million due from Thiz Technology Group (BVI) Holdings Limited;

(g) a deed of indemnity dated 19th July, 2001 and executed by the Major Shareholders and EIIL, in favour of the Company and its subsidiaries containing indemnities in respect of taxation including, among other things, the estate duty and referred to in paragraph "Estate duty tax and other tax indemnity" of this Appendix; and

(h) the Placing Agreement.

2. Intellectual property

(a) The Group has submitted applications for registration of the following trademarks:

Trademark	Applicant	Place of application	International Class	Application Date
THIZ	Thiz.Com (Hong Kong) Limited	Hong Kong	9	22nd December, 2000
THIZ	Thiz.Com (Hong Kong) Limited	Hong Kong	42	22nd December, 2000
	Thiz.Com (Hong Kong) Limited	Hong Kong	42	8th March, 2001
ThizLinux	Thizlinux Laboratory Limited	Hong Kong	9	17th April, 2001

(b) The Group has registered the following domain names:

Domain name	Registered owner	Registration Date
thizgroup.com	Thiz Technology Group Limited	21st December, 2000
thiz.com	PC Media, Inc.	2nd April, 1999
thiz.com.hk	Thiz.Com (Hong Kong) Limited	28th February, 2000
thizbiz.com	Thiz.Com (Hong Kong) Limited	28th May, 2000
thizlinux.com	PC Media, Inc.	16th June, 2000
thiz.com.cn	Thiz.Com (Hong Kong) Limited	28th March, 2000
zbid.com.cn	The Bid Limited	28th March, 2000
ubid.com.hk	The Bid Limited	9th February, 2000

Domain name	Registered owner	Registration Date
auto-exchange.com.hk	Thizbiz Global Trade Limited	9th February, 2000
zcar.com.cn	Thizbiz Global Trade Limited	28th March, 2000
investmentexchange.com.hk	The Investment Exchange Limited	9th February, 2000
zinvest.com.cn	The Investment Exchange Limited	28th March, 2000
goodjobs.com.hk	The Recruitment Database Limited	9th February, 2000
zjobs.com.cn	The Recruitment Database Limited	28th March, 2000
propertyexchange.com.hk	Thizlinux Laboratory Limited	9th February, 2000
zproperty.com.cn	Thizlinux Laboratory Limited	28th March, 2000
this.com.hk	Thiz Design Group Limited	3rd April, 2000

(c) The Group is the proprietor of all intellectual property rights to such works that are protected by copyright, the details of which are set out under the heading "Intellectual Property" in the section headed "Business" of this prospectus.

C. FURTHER INFORMATION ABOUT DIRECTORS, MANAGEMENT AND STAFF

1. Disclosure of interests

(a) Each of the executive Directors is interested in the corporate reorganisation transactions as set out in paragraph headed "Corporate reorganisation" of this Appendix.

(b) The interests of each of the Directors in the equity securities of the associated corporations (within the meaning of the SDI Ordinance) and of the Company which will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests in which a Director is taken or deemed to have under section 31 or Part I of the Schedule to the SDI Ordinance), or will be required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein or will be required pursuant to Rules 5.40 to 5.59 of the GEM Listing Rules relating to securities transactions by Directors to be notified to the Company and the Stock Exchange, once the Shares are listed will be as follows:

Name	Personal interests *(number of Shares)*	Family interests *(number of Shares)*	Corporate interests *(number of Shares)*	Other interests *(number of Shares)*	Total number of Shares
Mr. Albert Wong *(Note)*	nil	nil	nil	83,442,500 *(Note)*	83,442,500
Mr. Albert Li	40,535,000	nil	nil	nil	40,535,000
Ms. Wanzi Huang	6,972,500	nil	nil	nil	6,972,500

Note: These Shares will be held by EIIL, a company wholly owned by IML as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust, the objects of which include Mr. Albert Wong and his family and charities in the world. As at the Latest Practicable Date, Mr. Albert Wong held 5 bearer shares of US$1 each representing the entire issued share capital of IML.

2. Particulars of service contracts

(a) Each of the executive Directors has entered into a service contract with the Company for a term of 3 years commencing from 1st April, 2001 and ending on 31st March, 2004, subject to earlier termination pursuant to the service agreement including the Company giving three months' written notice to the director.

(i) The annual salary for each of Mr. Albert Wong, Mr. Albert Li and Ms. Wanzi Huang, who are all executive Directors, for the first year of the term of the service contract shall be $936,000, $936,000 and $468,000 respectively and with a maximum increment of 10% under annual review.

(ii) The executive Directors are also entitled to a double pay bonus and a management bonus calculated as a percentage of the audited consolidated or combined net profit of the Group (before deducting the aggregate management bonus) after taxation, minority interest and extraordinary items of the Group of each financial year, which percentage shall be determined by the board of Directors but in any case the aggregate amount payable each financial year to all executive Directors shall not exceed 15% of such net profit. An executive Director shall abstain from voting in respect of any board resolution regarding the amount payable to himself/herself in respect of his/her appointment.

(b) Save as disclosed herein, no other Directors have entered into any service agreement with any member of the Group.

3. Directors' remuneration

(a) The Company's policies concerning remuneration of executive Directors are:

(i) the amount of remuneration is determined on the basis of the relevant Director's experience, responsibility, workload and the time devoted to the Group;

(ii) non-cash benefits may be provided to the Directors under their remuneration package; and

(iii) the executive Directors may be granted, at the discretion of the board of Directors, options pursuant to the Company Share Option Scheme, as part of their remuneration package.

(b) The three executive Directors were entitled to receive remuneration of $234,000, $940,000 and $939,000 respectively but none of which was paid save for $3,000 and $4,000 respectively for two executive directors through the Group's contribution to the mandatory provident fund scheme for the year ended 31st March 2001. The non-executive Directors had not been appointed during the said period. Further information in respect of the Directors' remuneration is set out in Appendix 1 to this prospectus.

(c) It is expected that an aggregate of approximately $2,340,000 will be paid in cash and in kind to the Directors as remuneration by the Group in respect of the year ending 31st March 2002 pursuant to the present arrangement.

4. Agency fees or commissions received

None of the Directors, the promoters of the Company or the experts named in the paragraph headed "Qualifications of experts" in this Appendix has received any agency fees or commission from any member of the Group within the two years immediately preceding the date of this prospectus.

5. Related party transactions

The related party transactions entered into by the members of the Group within the two years immediately preceding the date of this prospectus are mentioned in note (h) to section 3 of the accountants' report, the text of which is set out in Appendix I to this prospectus and in the paragraph headed "Summary of material contracts" (except items (b), (g) and (h)).

6. Disclaimers

Save as disclosed herein:

(a) none of the Directors or chief executives of the Company has for the purposes of section 28 of the SDI Ordinance, nor is any of them taken to or deemed to have under section 31 of, or Part 1 of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) or any interests which will have to be entered in the register to be kept by the Company pursuant to section 29 of the SDI Ordinance or pursuant to Rules 5.40 to 5.59 of the GEM Listing Rules relating to securities transactions by directors to be notified to the Company and the Stock Exchange once such securities are listed on GEM;

(b) taking no account of any Shares which may be taken up pursuant to the Placing, the Directors are not aware of any person who will immediately following the Placing, be interested, directly or indirectly, in 10% or more of the Share then in issue or in shares representing 10% or more of the share capital of any subsidiary of the Company then in issue;

(c) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Qualifications of experts" in this Appendix is interested in the promotion of the Company, or in any assets which have been within the two years immediately preceding the issue of this prospectus acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(d) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Qualifications of experts" in this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group taken as a whole;

(e) none of the Directors nor any of the persons whose names are listed in the paragraph headed "Qualifications of experts" in this Appendix has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(f) none of the Directors has any existing or proposed service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

D. SHARE OPTION SCHEME

1. Summary of terms

(a) Who may join

The Directors may at their discretion grant options to any full-time executive director or employee of a company within the Group to subscribe for Shares. Such full time directors or employees shall provide services to the Group with not less than 25 hours per week, and up to the date of the grant of options, such directors or employees shall have been in continuous employment with the Group for a period of six months and such employment shall be the principal substantial employment of such director or employee.

(b) Price of Shares

The consideration for the grant of an option is $1.00 and will entitle the holder to subscribe for Shares during such period as may be determined by the Directors (which shall be more than 3 years but less than 10 years from the date of the grant of the relevant option). The subscription price is to be determined by the board of Directors in its absolute discretion but in any event not less than the highest of (i) the nominal value of the Shares; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date on which the relevant option is granted to the employee; and (iii) and the closing price of the Shares as stated in the Stock Exchange's daily quotation sheet on the date on which the relevant option is granted.

(c) Maximum number of Shares

The maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other scheme of the Company shall not, in aggregate, exceed 30% of the share capital of the Company in issue from time to time excluding (i) Shares issued upon the exercise of options granted pursuant to the Share Option Scheme and any other schemes; and (ii) any pro rata entitlements to further Shares issued in respect of those Shares mentioned in (i).

Subject to the above, the shareholders of the Company may authorise the Directors to grant options under the Share Option Scheme and other outstanding share option scheme(s) of the Company entitling grantees to exercise up to an aggregate of 10% of the issued Shares as at the date of commencement of dealings of Shares on GEM unless further shareholders' approval has been obtained as follows:

(a) the Company may seek approval by shareholders in general meeting to renew such 10% limit. However, the total number of Shares available for issue pursuant to exercise of options which may be granted under the Share Option Scheme and other share option scheme(s) of the Company must not exceed 10% of the issued share capital of the Company at the date of the shareholders' approval to renew the limit (the "General Mandate Limit"); or

(b) the Company may seek separate shareholders' approval in general meeting to grant options beyond the General Mandate Limit provide that (i) the total number of Shares subject to the Share Option Scheme and other share option scheme(s) of the Company does not in aggregate exceed 30% of the total issued share capital of the Company at the date of shareholders' approval; and (ii) the options in excess of the General Mandate Limit are granted only to participants specified by the Company before such approval is sought.

The maximum number of Shares in respect of which options may be granted to any one employee together with any Shares issued in respect of options which have been exercised by him and any Shares which would be issued upon exercise of outstanding options granted to him shall not exceed 25% of the maximum number of Shares in respect of which options may be granted under the Share Option Scheme.

(d) Restrictions on time of grant of options

Any grant of options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of Chapter 16 of the GEM Listing Rules. In particular, during the period of one month immediately preceding the preliminary announcement of annual results or the publication of interim results, no option should be granted until such information has been announced pursuant to the requirements of the GEM Listing Rules.

(e) Time of exercise of option

An option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period to be determined and notified by the Board to each grantee/holder of the option, and in any event the period of time within which the option must be exercised shall not be less than three years and not more than ten years from the date of adoption of the Share Option Scheme subject to provisions of early termination thereof.

(f) Connected person

Any grant of options to a connected person (as such term is defined in the GEM Listing Rules) must be approved by the independent non-executive Directors of the Company. Where options are proposed to be granted to a connected person who is also a substantial shareholder (as such term is defined in the GEM Listing Rules) of the

Company or any of their respective associates, and the proposed grant of options, when aggregated with the options already granted to that connected person in the past 12 month period, would entitle him to receive more than 0.1% of the total issued Shares for the time being and the value of which is in excess of $5 million, then the proposed grant must be subject to the approval of shareholders of the Company in general meetings. Apart from the connected person involved, all other connected persons of the Company must abstain from voting in such general meeting (except where any connected person intends to vote against the proposed grant). A shareholders' circular must be prepared by the Company explaining the proposed grant, disclosing the number and terms of the options to be granted and containing a recommendation from the independent non-executive Directors on whether or not to vote in favour of the proposed grant.

(g) Rights are personal to grantee

An option may not be transferred or assigned and will be personal to the holder of the option.

(h) Rights on ceasing employment

If a holder of an option retires or terminates his employment in accordance with the terms of his employment, the holder may exercise the option within three months following the date of retirement or termination (as the case may be) or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(i) Rights on death

If a holder of an option dies, the personal representatives of the holder may exercise the option within a period of twelve months after the death of the holder or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(j) Rights on dismissal

If the holder of an option resigns or is dismissed from the employment of the Group by reason of serious misconduct or having committed any act of bankruptcy or having been committed criminal offence involving dishonesty, the option of such holder will thereupon lapse.

(k) Effects of alterations to capital

In the event of an alteration in the capital structure of the Company, whether by way of capitalization of profits or reserves, rights issue, consolidation, sub-division, reduction of share capital or otherwise howsoever in accordance with applicable laws, but excluding any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction, whilst any option remains exercisable, such corresponding alterations will be made to the number of Shares the subject of the unexercised option, the subscription price, the method of exercise or maximum number of Shares subject to the Share Option Scheme or in respect of which any holder of the option shall be entitled, provided that no such alteration shall be made so that a Share would be issued at less than its nominal value or which would not give a grantee the same proportion of the issued share capital of the Company as that to which he or she was previously entitled. Any such alteration shall be certified by an independent financial adviser or the auditors for the time being of the Company as being fair and reasonable, and as giving holder of the option the same proportion of equity capital as that to which they were previously entitled.

(l) Rights on a general offer or scheme of arrangement

If a general offer by way of take-over is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) with the result that the offeror shall have control over the Company, the Company shall thereafter as soon as possible give a notice to each option holder accordingly and each option holder shall be entitled at any time within the period of six months after such control has been obtained to exercise any option in whole or in part, and to the extent that it has not been so exercised, any option shall upon the expiry of such period cease and determine. Provided that if, during such period, such person becomes entitled to exercise rights of compulsory acquisition of shares pursuant to Section 88 of the Companies Law (2001 Second Revision) of the Cayman Islands (as may be amended from time to time) and gives notice in writing to any holders of Shares that he intends to exercise such rights, options shall, be and remain exercisable until one month from the date of such notice and, to the extent that they have not been exercised, shall thereupon cease and determine.

If a compromise or a scheme of arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all option holders on the same date as it despatches the notice which is sent to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon each option holder (or where permitted his personal representatives) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date two calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the Court may be entitled to exercise his option, but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective. Upon such compromise or arrangement becoming effective, all options shall lapse except insofar as exercised under this paragraph. The Company may thereafter require each option holder to transfer or otherwise deal with the Shares issued as a result of the exercise of options in these circumstances so as to place the option holders in the same position as nearly as may be as would have been the case had such Shares been subject to such compromise or arrangement.

(m) Rights on winding up

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same as or soon after it dispatches such notice to each member of the Company give notice thereof to all option holders and thereupon, each option holder (or his or her legal personal representative(s)) shall be entitled to exercise all or any of his or her options at any time not later than two business day prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Shares to the option holder(s) credited as fully paid. With effect from the date of the proposed general meeting, the rights of all grantees to exercise their respective options shall forthwith be suspended.

(n) Ranking of Shares

Shares to be allotted on the exercise of options will rank pari passu with the fully paid Shares in issue at the date of allotment and will entitle the holders to participate in all dividends or other distributions paid or made after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the day of allotment and the holders will only be entitled to exercise any voting right in the member's meeting after the date of allotment.

(o) Cancellation of options granted

Any cancellation of options granted but not exercised must be approved by shareholders of the Company (and also by shareholders of any holding company which is listed on the Main Board (as defined in the GEM Listing Rules) or on GEM in general meeting, with option holders and their associates abstaining from voting. Any vote taken at the meeting to approve such cancellation must be taken by poll.

(p) Period of the Share Option Scheme

The Share Option Scheme will remain in force for a period of 10 years from the date of adoption of such scheme, after which period no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the Share Option Scheme may continue to be exercisable in accordance with their terms of issue.

(q) Alteration of Share Option Scheme and termination

The Share Option Scheme may be altered in any respect by resolution of the board of Directors except that any material alteration to the terms and conditions of the Share Option Scheme shall be approved by the Stock Exchange and the provisions relating to the matters contained in Rule 23.03 of the GEM Listing Rules cannot be altered to the advantage of the participants without the prior approval of shareholders of the Company in general meeting.

The Company may at any time by resolution in general meeting terminate the Share Option Scheme and in such event no further options shall be granted or offered but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect.

(r) Administration of the Share Option Scheme

The Share Option Scheme shall be administered by a committee duly authorized for that purposes whose members will include the independent non-executive Directors.

2. Present status of the Share Option Scheme

As at the date of this prospectus, no option has been granted or agreed to be granted under the Share Option Scheme.

The Share Option Scheme is conditional on (a) the same conditions as stated in the section headed "Conditions of the Placing" herein; and (b) the GEM Listing Committee granting approval of the Share Option Scheme and any options which may be granted thereunder and the listing of and permission to deal in any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme.

Application has been made to the Stock Exchange for the approval of the Share Option Scheme, the subsequent granting of options under the Share Option Scheme and listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme.

E. OTHER INFORMATION

1. Estate duty and other tax indemnity

The Major Shareholders and EIIL (the "Indemnifiers") have, under the terms of a deed of indemnity (material contract (g)), jointly and severally given an indemnity to the Group in respect of taxation falling on the Company or on any of its subsidiaries any liability for Hong Kong estate duty which might be payable by the Company or any of its subsidiaries by reason of any transfer of property (within the meaning of section 35 of the Estate Duty Ordinance) to the Company or any of its subsidiaries on or before the date on which the Placing become unconditional.

The Indemnifiers shall be under no liability in respect of any taxation:

(a) to the extent that provision has been made for such taxation in the audited accounts for the Group or any member of the Group for an accounting period ended on or before 31st March, 2001; or

(b) would not have arisen but for any act or omission by any member of the Group voluntarily effected without the prior written consent or agreement of the Indemnifiers, otherwise than in the ordinary course of business after the date on which the Placing becomes unconditional; or

(c) for which any member of the Group is primarily liable as a result of transactions in the ordinary course of normal day to day trading operations; or

(d) to the extent that such taxation arises or is incurred as a result of the imposition of taxation as a consequence of any retrospective change in the law or practice coming into force after the date that the Placing becomes unconditional or to the extent that such taxation arises or is increased by an increase in rates of taxation after the date that the Placing becomes unconditional.

The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries in the Cayman Islands.

2. Litigation

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

3. Sponsors

The Sponsors have made an application on behalf of the Company to the GEM Listing Committee of the Stock Exchange for a listing of and permission to deal in the Shares in issue and to be issued as mentioned herein and pursuant to the exercise of the options granted under the Share Option Scheme.

4. Minimum subscription

The Placing is not underwritten and is conditional upon, among other things, a minimum amount of $41,055,000 being raised under the Placing and the relevant consideration being received before the date of despatch of share certificates for the Placing Shares.

5. Preliminary expenses

The preliminary expenses relating to the incorporation of the Company are approximately US$20,000 and are payable by the Company.

6. Promoter

The promoter of the Company is Mr. Albert Li. Save as disclosed in this prospectus, within the two years preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given to the promoters in connection with the Placing or the related transactions described in this prospectus.

7. Qualifications of experts

The following are the respective qualifications of the experts who have given their opinion or advice in this prospectus:

Name	Qualification
PKF	Certified public accountants
DTZ Debenham Tie Leung Limited	Property valuer
Maples and Calder Asia	Cayman Islands attorneys-at-law

8. Consents of experts

Each of PKF, DTZ Debenham Tie Leung Limited and Maples and Calder Asia has given and has not withdrawn their respective written consents to the issue of this prospectus with the inclusion of copies of their letters, reports or valuation (as the case may be) and the references to their names in the form and context in which they respectively appear.

9. Vendors

The Sale Shares are offered for sale as to 7,200,000 Shares by EIIL and as to 1,300,000 Shares by Mr. Albert Li .

10. Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

11. Miscellaneous

(a) Save as disclosed herein:

(i) within the two years immediately preceding the date of this prospectus:

(aa) no share or loan capital of the Company or of any of its subsidiaries has been issued, agreed to be issued or is proposed to be issued fully or partly paid either for cash or for a consideration other than cash; and

(bb) no commissions, discounts, brokerages or other special terms have been granted or agreed to be granted in connection with the issue or sale of any share or loan capital of the Company or any of it its subsidiaries; and

(ii) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

(b) No founders shares, management shares or deferred shares of the Company have been issued or agreed to be issued.

(c) There has not been any interruption in the business of the Group which may have or have had a significant effect on the financial position of the Group in the 24 months preceding the date of this prospectus.

A. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES IN HONG KONG

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were the written consents referred to in the paragraph headed "Consents of experts" in Appendix IV of this prospectus, a statement of the adjustments made by PKF in arriving at the figures set out in their accountants' report, a list of the names, addresses and descriptions of the Vendors and copies of the material contracts referred to in paragraph headed "Summary of material contracts" in Appendix IV to this prospectus.

B. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Cheung, Tong & Rosa, Rooms 1621-33, 16th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong during normal business hours up to and including 3rd August, 2001:

(a) the memorandum and articles of association of the Company;

(b) the audited financial statements as have been prepared for each of the companies comprising the Group for the two years ended 31st March, 2001 or for the period since their respective dates of incorporation, where there is a shorter period;

(c) the accountants' report, the text of which is set out in Appendix I to this prospectus, and the related statement of adjustments;

(d) the letter, summary of valuations and valuation certificate prepared by DTZ Debenham Tie Leung Limited in respect of the property interests of the Group, the texts of which are set out in Appendix II to this prospectus;

(e) the letter from Maples and Calder Asia summarising certain aspects of Cayman Islands company law referred to Appendix III to this prospectus;

(f) the rules of the Share Option Scheme;

(g) the material contracts referred to in paragraph headed "Summary of material contracts" in Appendix IV to this prospectus;

(h) the written consents referred to in the paragraph headed "Consents of experts" in Appendix IV to this prospectus;

(i) the Companies Law; and

(j) the list of the names, addresses and descriptions of the Vendors.

(i) 公司法；及

(j) 有關賣方之名稱、地址及描述之列表。

A. 送呈香港公司註冊處之文件

連同本配售章程一併送呈香港公司註冊處登記之文件計有本配售章程附錄四「專業機構同意書」一段所述同意書、梁學濂會計師事務所就達致其會計師報告所載列數字而編製之調整表、供應商名稱、地址及概況一覽表及本配售章程附錄四「重大合約概要」一段所述重大合約文本。

B. 備查文件

下列文件之文本由即日起至二零零一年八月三日(包括該日)止一般辦公時間內，在香港港灣道30號新鴻基中心16樓1621-33室張秀儀、唐滙棟、羅凱栢律師行之辦事處可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本集團旗下各成員公司截至二零零一年三月三十一日止兩個年度或(倘為較短期間)自有關公司各自註冊成立日期以來之期間所編製之經審核財務報表；

(c) 本配售章程附錄一會計師報告及有關調整表；

(d) 本配售章程附錄二所載列由戴德梁行有限公司就有關本集團物業權益而編製之函件、估值概要及估值證書；

(e) 本配售章程附錄三所述由Maples and Calder Asia發出之函件，當中概述開曼群島公司法若干方面之內容；

(f) 購股權計劃規則；

(g) 本配售章程附錄四「重大合約概要」一段所述重大合約；

(h) 本配售章程附錄四「專業機構同意書」一段所述同意書；

8. 專業機構同意書

梁學濂會計師事務所、戴德梁行有限公司及Maples and Calder Asia各自已就本配售章程之刊行發出同意書，表示同意按本配售章程所載形式及涵義轉載其函件、報告或估值報告(視適用情況而定)及引述其名稱，且迄今並無撤回其各自之同意書。

9. 賣方

銷售股份中之7,200,000股股份及1,300,000股股份分別由EIIL及利先生提呈銷售。

10. 約束力

本配售章程應具有效力，在適用情況下，使一切根據本配售章程提出認購申請之有關人士須受公司條例第44A及44B條之一切條文(罰則除外)所約束。

11. 其他事項

(a) 除本配售章程所披露者外：

(i) 緊接本配售章程刊發日期前兩年內：

(aa) 本公司或其任何附屬公司概無發行、同意發行或建議發行全部或部份繳足股款之股本或借貸資本，藉以換取現金或現金以外代價；及

(bb) 本公司或其任何附屬公司概無就發行或出售任何股本或借貸資本而給予或同意給予任何佣金、折扣、經紀佣金或其他特別條款；及

(ii) 本公司或其任何附屬公司之股本或借貸資本概無附有購股權或有條件或無條件同意附有購股權。

(b) 本公司並無發行或同意發行任何創辦人股份、管理層股份或遞延股。

(c) 於本配售章程刊發日期前24個月內，本集團業務從未出現任何中斷情況而可能或已對本集團財政狀況構成重大影響。

3. 保薦人

保薦人已代表本公司向聯交所創業板上市委員會申請批准本配售章程所述已發行及將予發行之股份以及因行使根據購股權計劃授出之購股權而發行之股份上市及買賣。

4. 最低認購金額

配售並無包銷安排，其須待(其中包括)根據配售最少籌集金額41,055,000元，而有關代價於配售股份股票寄發日期前收訖，方可作實。

5. 開辦費用

本公司註冊成立所涉及開辦費用約為20,000美元，由本公司負責支付。

6. 發起人

本公司發起人為利先生。除本配售章程所披露者外，緊接本配售章程刊發日期前兩年內，本公司並無就配售或本配售章程所述有關交易向發起人支付、配發或給予任何現金、證券或其他利益。

7. 專業機構資格

以下為曾於本配售章程提供意見或建議之專業機構資格：

名稱	專業資格
梁學濂會計師事務所	執業會計師
戴德梁行有限公司	物業估值師
Maples and Calder Asia	開曼群島律師

E. 其他資料

1. 遺產稅及其他稅項賠償保證

主要股東及EIIL(「賠償保證人」)已根據賠償保證契據(第(g)項重大合約)條款，就本公司或其任何附屬公司於配售達成所有條件當日或之前向本公司或其任何附屬公司轉讓任何財產(定義見遺產稅條例第35條)而可能須支付之任何香港遺產稅債務共同及個別向本集團作出賠償保證。

賠償保證人毋須就任何稅項負責：

(a) 就本集團或本集團任何成員公司截至二零零一年三月三十一日止或之前會計期間之經審核賬目中已提撥準備之稅項；或

(b) 純粹因本集團任何成員公司之任何行動或遺漏而產生事先未獲賠償保證人書面同意或協議而自動生效之稅項(於配售達成所有條件當日後在日常業務範圍內產生者除外)；或

(c) 本集團任何成員公司因日常買賣運作之一般過程中所訂立交易而主要承擔之稅項；或

(d) 因配售達成所有條件當日後生效而具有追溯效力之任何法例或慣例變動所產生或承擔稅項，或因配售達成所有條件當日後稅率增加而產生或增加之稅項。

董事獲悉本公司或其在開曼群島之任何附屬公司均毋須繳納任何重大遺產稅。

2. 訴訟

本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁，據董事所知，本公司或其任何附屬公司概無尚未了結或面臨或被控之任何重大訴訟或索償。

(p) 購股權計劃之期限

購股權計劃將於計劃本身獲採納當日起計為期10年內一直有效，其後不再授出任何購股權，惟購股權計劃所有其他方面之規定將仍然具有十足效力及作用，而於購股權計劃有效期內授出之購股權仍可根據其發行條款予以行使。

(q) 購股權計劃之修訂及終止

購股權計劃可藉通過董事會決議案作出任何方面之修訂，惟有關購股權計劃條款及細則之任何重大修訂須經由聯交所批准，而有關創業板上市規則第23.03條所載事項之規定，在未經本公司股東於股東大會上事先批准前，不得作出對參與者有利之修訂。

本公司可隨時藉通過決議案在股東大會上終止購股權計劃，在該情況下不得再授出或提呈任何購股權，惟購股權計劃之條文在所有其他方面將仍然具有十足效力及作用。

(r) 購股權計劃之管理

購股權計劃應由就此正式授權之委員會負責管理，成員將包括獨立非執行董事。

2. 購股權計劃之現況

截至本配售章程日期，概無根據購股權計劃授出或同意授出購股權。

購股權計劃須待(a)本配售章程「配售之條件」一節所列明之相同條件達成；及(b)創業板上市委員會批准購股權計劃及根據購股權計劃而可能授出之任何購股權，以及批准因行使根據購股權計劃授出之購股權而可能發行之任何股份上市及買賣，方可作實。

有關批准購股權計劃、其後根據購股權計劃授出購股權以及批准因行使根據購股權計劃授出之購股權而可能發行之股份上市及買賣之申請已提呈聯交所。

以行使之購股權應會隨即作廢。本公司其後可要求各購股權持有人轉讓或以其他方式處理在上述情況下行使購股權而發行之股份，以便能將購股權持有人之情況盡可能安排至貼近倘有關股份乃撥歸該項妥協或安排下處理之相同情況。

(m) 清盤時之權利

倘本公司向其股東發出通告，召開股東大會以考慮並酌情批准將本公司自動清盤之決議案，則本公司須於同日或緊隨本公司向各股東寄發召開股東大會通告後，就此向全體購股權持有人發出通告，而各購股權持有人(或其法定遺產代理人)在本公司擬召開股東大會至少兩個營業日前，可藉向本公司發出書面通知，連同發出通知所涉及股份認購價總額之全數滙款，隨時行使其全部或任何部份購股權，而本公司則會盡早(無論如何不得遲於緊接上述擬召開之股東大會日期前一個營業日)，將有關股份以入賬列作繳足方式配發及發行予購股權持有人。由建議之股東大會日期起，所有承授人行使其各自購股權之權利應隨即暫時中止。

(n) 股份之地位

因行使購股權而配發之股份，於各方面與配發當日已發行之繳足股份享有同等權益，其持有人將有權收取配發當日後所派付或作出之一切股息或其他分派(惟先前已宣派或建議或議決派付或作出而有關記錄日期乃配發當日或之前之任何股息或其他分派除外)，而持有人將在配發當日後方有權於股東大會上行使任何表決權。

(o) 註銷已授出之購股權

凡註銷已授出惟尚未行使之購股權，必須經由本公司股東(以及在主板(定義見創業板上市規則)或創業板上市之任何控股公司股東)在股東大會上批准，而購股權持有人及彼等之聯繫人士則須放棄投票。於會上就批准上述註銷而進行之任何表決必須以按股數投票形式進行。

適用法例之形式，惟不包括因發行股份作為交易代價所引致本公司股本之任何變動)，則尚未行使之購股權所涉及股份數目、認購價、行使方法或根據購股權計劃或任何購股權持有人應有權獲發行之股份數目上限將作出相應修訂，惟倘此等修訂導致股份按低於面值發行，或使任何承授人先前獲發行之本公司已發行股本比例有所改變，則不得作出有關修訂。任何上述修訂須由本公司當時之獨立財務顧問或核數師書面確認為公平合理，而購股權持有人將獲發行之股本比例與其先前應有權獲發行之股本比例相同。

(l)　全面收購建議或協議計劃下之權利

倘向全體股份持有人(或除收購方及／或收購方控制之任何人士及／或與收購方聯繫或一致行動之任何人士以外之所有股份持有人)提出全面收購建議，以致收購方將擁有本公司之控制權，則本公司其後須盡快就此向每名購股權持有人發出有關通知，而各購股權持有人應有權於收購方取得有關控制權起計六個月期間內隨時全部或部份行使任何購股權，任何未獲行使之購股權均會於該段期間屆滿時隨即失效及終止。於該段期間，倘有關人士根據開曼群島公司法(二零零一年第二次修訂本)(以不時之修訂本為準)第88條獲賦與權力可行使強制收購股份之權利，並向任何股份持有人發出書面通知，表示其擬行使有關權利，則有關購股權於直至該項通知發出當日起計一個月應該、乃為及仍然可予行使，而未獲行使之購股權則會於該一個月期間屆滿時隨即失效及終止。

倘本公司與其股東或債權人擬就有關本公司重組或與任何其他公司合併之計劃達成妥協或協議計劃，本公司須於其向本公司各股東或債權人就考慮該項妥協或安排發給召開會議通告之同一日，向全體購股權持有人發出有關事項之通知，屆時各購股權持有人(或在情況許可下其遺產代理人)可隨即及直至接獲通知當日起計截至其後兩個曆月當日及法院批准該項妥協或安排當日(以較早日期為準)止期間屆滿為止，有權行使其購股權，惟在上述情況下行使購股權須待該項妥協或安排經法院批准及正式生效後，方可作實。於該項妥協或安排正式生效後，所有並未根據本段所述情況予

購股權與過往12個月期間授予該名關連人士之購股權合計可令該名關連人士有權獲發行屆時已發行股份總數0.1%以上，而涉及價值超逾5,000,000元，則有關批授建議必須先經由本公司股東在股東大會上批准。除所牽涉之關連人士外，本公司所有其他關連人士(擬表決反對有關批授建議之任何關連人士除外)在有關股東大會上亦必須放棄投票。本公司須編製股東通函，闡釋有關批授建議、披露擬授購股權數目及有關條款，並須收錄獨立非執行董事就是否表決贊成有關批授建議而提出之推薦意見。

(g) 權利屬承授人個人所有

購股權僅屬持有人個人所有，不得過戶或轉讓。

(h) 終止受僱時之權利

倘購股權持有人根據其聘用條款退休或終止受聘，則持有人可於退休或終止受聘(視情況而定)日期後三個月內或有關購股權行使期間屆滿時(以較早日期為準)行使購股權，否則有關購股權將告作廢。

(i) 身故時之權利

倘購股權持有人身故，則其遺產代理人可於持有人身故後十二個月期間或有關購股權行使期間屆滿時(以較早日期為準)行使購股權，否則有關購股權將告作廢。

(j) 解僱時之權利

倘購股權持有人辭職或因嚴重失職或任何破產作為或涉及不忠實行為之刑事罪行而遭本集團解僱，其所持有之購股權亦會隨即作廢。

(k) 股本變動之影響

倘本公司股本結構在尚有任何購股權可行使之期間出現任何變動(不論以溢利或儲備資本化、供款、合併、拆細或削減股本形式或任何其他符合

股份總數不得超過股東批准更新該項限制(「一般授權限制」)當日本公司已發行股本10%；或

(b) 本公司可徵求股東在股東大會上另行批准授予超出一般授權限制之購股權，條件為(i)購股權計劃及本公司其他購股權計劃涉及之股份總數合計不得超逾股東批准當日本公司全部已發行股本30%；及(ii)超出一般授權限制之購股權僅授予徵求該項批准前本公司所指定之參與者。

任何一名僱員可能獲授之購股權所涉及股份，連同就其已行使購股權所發行任何股份及其獲授而尚未行使之購股權獲行使時可予發行之任何股份合計之股數上限，不得超逾根據購股權計劃可能授出之購股權所涉及股份數目上限之25%。

(d) 授出購股權之時間限制

在發生可影響價格事件或作出可影響價格之決定後不得授出任何購股權，直至該可影響價格之資料已根據創業板上市規則第16章之規定予以公佈為止。尤其在緊接初步公佈年度業績或公佈中期業績前一個月期間不得授出購股權，直至有關資料根據創業板上市規則之規定予以公佈為止。

(e) 行使購股權之時限

購股權可於董事會釐定及知會每位購股權承授人／持有人之期間根據購股權計劃之條款隨時行使，而無論如何購股權必須於購股權計劃採納當日起計三年以上至十年以內期間行使(可根據有關條文提早終止)。

(f) 關連人士

向關連人士(定義見創業板上市規則)授出任何購股權必須先經由本公司獨立非執行董事批准。倘建議獲授購股權之關連人士同時為本公司主要股東(定義見創業板上市規則)或其各自之任何聯繫人士，而當建議授出之

D. 購股權計劃

1. 條款概要

(a) 參與資格

董事可酌情向本集團屬下公司之任何全職執行董事或僱員授予購股權以認購股份。有關全職董事或僱員每週須向本集團提供服務不少於25小時，截至授予購股權當日為止，有關董事或僱員須已持續受聘於本集團六個月，而所受聘工作須為該董事或僱員之主要受聘工作。

(b) 股份價格

授出一份購股權之代價為1.00元，而購股權持有人有權於董事釐定之期間（有關期間應為授出有關購股權日期起計三年以上至十年以內）認購股份。認購價須由董事會全權釐定，惟無論如何不少於(i)股份面值；(ii)緊接有關購股權授予僱員之日前五個交易日聯交所每日報價表所示股份平均收市價；及(iii)授出有關購股權當日聯交所每日報價表所示股份收市價三者中之最高價。

(c) 股份數目上限

根據購股權計劃及本公司任何其他計劃授出之購股權所涉及股份總數，最多不得超逾本公司不時已發行股本之30%，惟不包括(i)根據購股權計劃及任何其他計劃授出之購股權獲行使所發行之股份；及(ii)就(i)所述股份而按比例進一步發行股份之任何權利。

在上文規限下，本公司股東可授權董事根據購股權計劃及本公司任何其他現有購股權計劃授出購股權，賦予其承授人權利行使以認購最多合共截至股份在創業板開始買賣當日本公司已發行股本10%，除非進一步取得股東批准如下：

(a) 本公司可徵求股東在股東大會上批准更新該項10%限制。然而，根據購股權計劃及本公司其他購股權計劃授出之購股權獲行使而可發行之

6. 免責聲明

除本配售章程所披露者外：

(a) 各董事或本公司行政要員概無於本公司或其任何聯繫公司（定義見披露權益條例）之證券中，擁有根據披露權益條例第28條或根據披露權益條例第31條或附表第一部份彼等任何一方被當作或視為擁有之任何權益，或須記入本公司根據披露權益條例第29條須存置之登記冊之任何權益，或根據創業板上市規則第5.40至5.59條有關董事進行證券交易之規定，須於上述證券在創業板上市後隨即知會本公司及聯交所之任何權益；

(b) 在不計及根據配售可能購入之任何股份情況下，據董事所知，概無任何人士將於緊隨配售後直接或間接擁有當時已發行股份10%或以上權益，或本公司任何附屬公司當時已發行股本10%或以上股份之權益；

(c) 各董事或名列本附錄「專業機構資格」一段之任何人士，概無於本公司創辦過程中，或緊接本配售章程刊發日期前兩年內本集團任何成員公司所買賣或租賃，或建議買賣或租賃之任何資產中，擁有任何權益；

(d) 各董事或名列本附錄「專業機構資格」一段之任何人士，概無於本配售章程刊發日期仍然有效且對本集團整體業務關係重大之任何合約或安排中擁有任何重大權益；

(e) 各董事或名列本附錄「專業機構資格」一段之任何人士，概無擁有本集團任何成員公司之任何股權，或可認購或提名他人認購本集團任何成員公司證券之權利（不論可依法強制執行與否）；及

(f) 各董事概無與本集團任何成員公司訂有或建議訂立任何服務合約（不包括於一年內屆滿或可由僱主於一年內終止而毋須賠償（法定賠償除外）之合約）。

3. 董事酬金

(a) 本公司有關執行董事酬金之政策為：

(i) 酬金金額乃以有關董事之資歷、職責、工作量及投入本集團之時間為釐定基準；

(ii) 根據董事之酬金組合，董事可享有非現金利益；及

(iii) 執行董事可獲董事會根據本公司購股權計劃酌情授予購股權，作為其酬金組合之部份。

(b) 三位執行董事有權分別收取234,000元、940,000元及939,000元之酬金，作為截至二零零一年三月三十一日止年度之酬金，惟除兩名執行董事透過本集團之強制性公積金供款分別獲支付3,000元及4,000元外，該等董事概無獲發有關酬金。於上述期間尚未委任非執行董事。董事酬金其他有關資料收錄於本配售章程附錄一。

(c) 根據現行安排，預計本集團將以現金及實物形式向董事支付總額約2,340,000元，作為截至二零零二年三月三十一日止年度之酬金。

4. 所收取之代理費或佣金

緊接本配售章程日期前兩年內，董事、本公司發起人或名列本附錄「專業機構資格」一段之專業機構概無向本集團任何成員公司收取任何代理費或佣金。

5. 有關連人士交易

緊接本配售章程日期前兩年內，本集團成員公司曾進行有關連人士交易，詳情見本配售章程附錄一會計師報告第3節附註(h)及本附錄「重大合約概要」一段（第(b)、(g)及(h)項除外）。

姓名	個人權益 (股份數目)	家族權益 (股份數目)	公司權益 (股份數目)	其他權益 (股份數目)	股份總數
王先生(附註)	無	無	無	83,442,500 (附註)	83,442,500
利先生	40,535,000	無	無	無	40,535,000
黃琬瑜女士	6,972,500	無	無	無	6,972,500

附註： 此等股份將由EIIL持有；EIIL乃IML(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，即IML之全部已發行股本。

2. 服務合約詳情

(a) 各執行董事與本公司已訂立服務合約，由二零零一年四月一日起至二零零四年三月三十一日止為期三年；根據服務協議有關任期可予提早終止，情況包括本公司向董事發出三個月書面通知。

(i) 王先生、利先生及黃琬瑜女士(三者均為執行董事)於服務合約年期首年之年薪應分別為936,000元、936,000元及468,000元，按每年薪酬檢討最多加薪10%。

(ii) 執行董事亦可享有雙薪花紅及管理花紅，有關酌定花紅乃按本集團每個財政年度經審核除稅、少數股東權益及非經常項目後(惟未扣除管理人員花紅總額)綜合或合併純利之某個百分比計算，有關百分比應由董事會釐定，惟無論如何於各財政年度應付全體執行董事之總金額不得超逾上述純利之15%。執行董事須就有關其委任而應收取金額之任何董事會決議案放棄表決權。

(b) 除本文所披露者外，概無其他董事與本集團任何成員公司訂有任何服務協議。

域名	註冊擁有人	註冊日期
auto-exchange.com.hk	即時貿易網有限公司	2000年2月9日
zcar.com.cn	即時貿易網有限公司	2000年3月28日
investmentexchange.com.hk	投資交易所有限公司	2000年2月9日
zinvest.com.cn	投資交易所有限公司	2000年3月28日
goodjobs.com.hk	精英站有限公司	2000年2月9日
zjobs.com.cn	精英站有限公司	2000年3月28日
propertyexchange.com.hk	即時系統科研有限公司	2000年2月9日
zproperty.com.cn	即時系統科研有限公司	2000年3月28日
this.com.hk	Thiz Design Group Limited	2000年4月3日

(c) 本集團之作品受版權保護，本集團為有關作品所涉及一切知識產權之所有人，有關詳情收錄於本配售章程「業務」一節內「知識產權」一段。

C. 有關董事、管理人員及員工之其他資料

1. 權益披露

(a) 各執行董事均在本附錄「公司重組」一段所述公司重組交易中有利益關係。

(b) 各董事持有而根據披露權益條例第28條(包括根據披露權益條例第31條或附表第一部份董事被當作或視為擁有之權益)須於股份上市後隨即知會本公司及聯交所，或根據披露權益條例第29條須於股份上市後隨即載入該條例所指登記冊，或根據創業板上市規則第5.40至5.59條有關董事進行證券交易之規定須於股份上市後隨即知會本公司及聯交所之本公司及其聯繫公司(定義見披露權益條例)股本證券權益如下：

(g) 主要股東與EIIL於二零零一年七月十九日向本公司及其附屬公司簽立，載有涉及税項（其中包括本附錄「遺產税及其他税項賠償保證」一段所述遺產税）賠償保證之賠償保證契據；及

(h) 配售協議。

2. 知識產權

(a) 本集團已就下列商標提交註冊申請：

商標	申請人	申請地點	國際類別	申請日期
THIZ	Thiz.Com (Hong Kong) Limited	香港	9	2000年12月22日
THIZ	Thiz.Com (Hong Kong) Limited	香港	42	2000年12月22日
	Thiz.Com (Hong Kong) Limited	香港	42	2001年3月8日
ThizLinux	即時系統科研有限公司	香港	9	2001年4月17日

(b) 本集團已就下列域名完成辦理註冊手續：

域名	註冊擁有人	註冊日期
thizgroup.com	即時科研集團有限公司	2000年12月21日
thiz.com	PC Media Inc.	1999年4月2日
thiz.com.hk	Thiz.Com (Hong Kong) Limited	2000年2月28日
thizbiz.com	Thiz.Com (Hong Kong) Limited	2000年5月28日
thizlinux.com	PC Media Inc.	2000年6月16日
thiz.com.cn	Thiz.Com (Hong Kong) Limited	2000年3月28日
zbid.com.cn	拍賣站有限公司	2000年3月28日
ubid.com.hk	拍賣站有限公司	2000年2月9日

B. 有關業務之其他資料

1. 重大合約概要

於本配售章程日期前兩年內，本集團成員公司所訂立與本集團整體業務關係重大或可屬重大之合約（並非於日常業務範圍內訂立者）如下：

(a) 王先生作為賣方與Thiz.Com Inc.作為買方於二零零零年一月七日訂立之股份交換協議，涉及Thiz.Com Inc.向王先生收購PC Media, Inc.全部已發行股本，代價為Thiz.Com Inc.向王先生配發及發行800股及200股每股面值1美元之股份；

(b) Grandmass Holdings Limited與即時系統科研有限公司於二零零零年十一月八日訂立有關即時盛創企業系統有限公司之股東協議，據此，即時系統科研有限公司同意（其中包括）對即時盛創企業系統有限公司作出總額達500,000港元之投資，當中包括就50,000股股份之已繳足股本50,000元，以及450,000元之股東貸款；

(c) 主要股東作為賣方與Thiz Technology Group (BVI) Holdings Limited作為買方於二零零一年三月九日訂立，有關Thiz Technology Group (BVI) Holdings Limited向主要股東收購Thiz.Com Inc.全部已發行股本之股份交換協議；

(d) Thiz.Com (Hong Kong) Limited與THIZBIZ INC.於二零零一年六月九日訂立協議，據此，THIZBIZ INC.按代價10,000元向Thiz.Com (Hong Kong) Limited購入即時貿易網有限公司全部已發行股本；有關交易乃以轉讓文據及買賣單據作憑證；

(e) Thiz.Com (Hong Kong) Limited與THIZLINUX INC.於二零零一年六月九日訂立協議，據此，THIZLINUX INC.按代價10,000元向Thiz.Com (Hong Kong) Limited購入即時系統科研有限公司全部已發行股本；有關交易乃以轉讓文據及買賣單據作憑證；

(f) 主要股東與本公司於二零零一年七月五日訂立股份交換協議，據此本公司向主要股東收購Thiz Technology Group (BVI) Holdings Limited全部已發行股本及Thiz Technology Group (BVI) Holdings Limited所欠負為數約9,900,000元貸款之利益；

一般事項

董事不擬在對本公司營運資金需求或董事認為本公司不時適宜維持之資產負債水平造成重大不利影響情況下行使購回授權。按本集團截至二零零一年三月三十一日之合併有形淨資產作基準，並考慮到配售估計所得款項淨額及本集團目前之營運資金狀況，董事認為，倘於購回授權屆滿前期間內全面行使購回授權，應會對本集團營運資金需求及資產負債水平造成重大不利影響。

各董事或(據彼等作出一切合理查詢後所深知)任何董事之任何聯繫人士，目前一概無意在購回授權獲行使情況下出售任何股份予本公司或其附屬公司。

董事已向聯交所承諾，彼等將遵照創業板上市規則及開曼群島適用法例行使購回授權。

倘購回股份導致股東於本公司表決權權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，有關增加將視為收購論。因此，視乎有關股東之權益所增加水平而定，一名股東或一組一致行動之股東，可能因取得或鞏固本公司之控制權而須根據收購守則第26條提出強制性收購建議。

據董事所知，概無任何股東或一組一致行動之股東將會因購回授權獲全面行使下購回股份而須提出強制性收購建議。

概無關連人士(定義見創業板上市規則)知會本公司，表示其目前有意在購回授權獲行使下出售股份予本公司，或承諾不會向本公司出售有關股份。

何一方之聯繫人士(定義見創業板上市規則))購回股份及／或認股權證，而關連人士亦不得在知情之情況下出售其股份及／或認股權證予該公司。

(i) 現金代價

創業板上市規則亦禁止公司以現金以外代價或聯交所不時之交易規則所規定以外之付款方式在創業板購回其股份。

(j) 經紀披露

公司須促使其所委任進行股份購回之任何經紀，在聯交所要求下代表公司向聯交所披露有關其代表該公司進行購回之資料。

行使購回授權

全面行使購回授權(按緊隨股份在創業板上市後已發行165,450,000股股份之基準，惟不計及根據超額配股權可予配發之股份)，可能導致本公司於(i)本公司下屆股東週年大會結束時；(ii)本公司之公司組織章程大綱及細則或開曼群島任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或(iii)本公司股東於股東大會上以普通決議案撤銷、修訂或更新購回授權時(以三者中之最早日期為準)，購回最多16,545,000股股份。

購回之理由

董事相信股東授予一般權力，使董事可代表本公司在市場上購回股份，乃符合本公司及其股東之最佳利益。視乎當時市況及融資安排，該等購回可提高本公司每股股份之資產淨值及／或擴大每股股份盈利，並僅會在董事相信有關購回將會對本公司及其股東整體有利情況下始會進行。

(d) 購回價格及時間

公司僅可在購買價不高於系統(定義見聯交所規則)報價或呈報之最近期(或即時)獨立買盤價或最後獨立出售(合約)價(以兩者中之較高價為準)時購入其證券。根據聯交所規則之規定,公司不得在正常交易時間結束前最後30分鐘進行公開買盤或任何買盤。

(e) 購回股份之地位

創業板上市規則規定,不論在創業板或其他證券交易所進行購回,所有購回股份之上市地位將於購回後隨即自動註銷,而有關股票必須註銷及銷毀。

附註: 根據開曼群島法例,本公司所購回股份將視為註銷論。

(f) 暫停購回

根據創業板上市規則,在董事作出可影響證券價格之決定後,不得進行任何證券購回計劃,直至可影響證券價格之消息公佈為止。尤其於緊接初步公佈公司全年業績或刊發公司半年業績報告或季度業績報告前一個月,除非情況特殊,否則公司不得在創業板購回本身之證券。

(g) 申報規定

根據創業板上市規則,在創業板或其他證券交易所購回股份,最遲必須於隨後一個營業日上午九時三十分(香港時間)前向聯交所申報。此外,公司之年報必須披露年內購回股份之詳情,包括所購回股份之數目及所支付之價格總額。董事會報告亦須提述年內進行之購回及董事進行有關購回之原因。

(h) 關連人士

根據創業板上市規則,公司不得在知情之情況下向「關連人士」(該詞包括有關公司之董事、行政要員或主要股東或管理層股東或彼等任

創業板上市規則

創業板上市規則准許以創業板為主要上市市場之公司在創業板購回其股份，惟須受若干限制。就此而言，創業板上市規則所界定「股份」可包括(除文義另有所指外，如在下文引用則應包括)附權利可認購或購買股份之所有類別及證券。創業板上市規則所載其中最主要限制茲概述如下：

(a) 股東批准

創業板上市規則規定以創業板為主要上市市場之公司一切在創業板購回股份之建議，事先必須通過普通決議案(以一般授權方式)批准，方可進行。

附註： 根據本公司股東在二零零一年七月六日通過之書面決議案，董事獲一般無條件授權(「購回授權」)，授權本公司在創業板或證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，購回總面值最多不超過本配售章程所述本公司已發行及將予發行股本(包括因超額配股權獲行使而發行之任何股份)總面額10%之股份。該項授權將於本公司下屆股東週年大會結束時或本公司之公司組織章程細則或開曼群島適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時終止(除非經本公司股東在股東大會上通過普通決議案適當重新授權，並可予提早撤銷或修訂)。

(b) 資金來源

用於購回之資金必須為根據本公司之公司組織章程大綱及細則及開曼群島適用法例可合法作此用途之資金。

(c) 買賣限制

公司獲授權可在創業板購回之股份，以當時發行在外之現有已發行股本10%為限。在未得聯交所事先批准下，公司不得在緊隨進行購回後30日期間內發行或宣佈發行所購回類別之股份(因行使於有關購回前尚未行使之認股權證、購股權或要求本公司發行證券之類似文據而發行證券除外)。倘購回導致公眾人士持有上市證券之數目下降至低於聯交所指定之有關最低百份比，創業板上市規則亦禁止公司在聯交所購回其證券。

(g) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行即時系統科研有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(h) 二零零零年二月二十五日，Thiz.Com Inc.按面值以現金獲配發及發行Thiz.Com (China) Limited（於英屬處女群島註冊成立之公司）1股（即該公司全部已發行股本）面值1.00美元之股份。

(i) 二零零零年三月十七日，Thiz.Com Inc.及利先生（以信託形式代表Thiz.Com Inc.）分別按面值以現金獲配發及發行Thiz Design Group Limited（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(j) 二零零零年五月二日，Thiz.Com Inc.法定股本藉增設150,000股每股面值1美元股份，由50,000美元增至200,000美元，而王先生及利先生分別按面值以現金獲配發及發行Thiz.Com Inc.139,200股及59,800股（即合共199,000股）每股面值1.00美元之股份。

(k) 二零零一年二月二十七日，利先生按面值以現金獲配發及發行Thiz Technology Group (BVI) Holdings Limited 1股面值1.00美元之股份。

(l) 二零零一年三月九日，Thiz Technology Group (BVI) Holdings Limited按面值以現金獲配發及發行THIZBIZ INC.（於英屬處女群島註冊成立之公司）1股（即該公司全部已發行股本）面值1.00美元之股份。

(m) 二零零一年三月九日，Thiz Technology Group (BVI) Holdings Limited按面值以現金獲配發及發行THIZLINUX INC.（於英屬處女群島註冊成立之公司）1股（即該公司全部已發行股本）面值1.00美元之股份。

除本文所述者外，緊接本配售章程日期前兩年內，本公司各附屬公司概無任何股本變動。

6. 本公司購回其本身證券

緒言

本節載有聯交所規定有關本公司購回股份而須收錄於本配售章程之資料。

(ii) 配發及發行合共83,669股入賬列作繳足之股份予利先生。

5. 附屬公司股本變動

本公司附屬公司資料收錄於本配售章程附錄一會計師報告第1節。

緊接本配售章程日期前兩年內，本公司附屬公司股本變動如下：

(a) 二零零零年一月七日，Thiz.Com Inc.分別向王先生及利先生(以信託形式代表王先生)配發及發行800股及200股每股面值1美元之股份，作為收購PC Media, Inc.全部已發行股本之代價。

(b) 二零零零年一月二十四日，Thiz.Com Inc.及利先生(以信託形式代表Thiz.Com Inc.)分別按面值以現金獲發行Thiz.Com (Hong Kong) Limited(在香港註冊成立之公司)9,999股及1股(即該公司全部已發行股本合共10,000股)每股面值1.00元之股份。

(c) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生(以信託形式代表Thiz.Com (Hong Kong) Limited)分別按面值以現金獲發行投資交易所有限公司(在香港註冊成立之公司)9,999股及1股(即該公司全部已發行股本合共10,000股)每股面值1.00元之股份。

(d) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生(以信託形式代表Thiz.Com (Hong Kong) Limited)分別按面值以現金獲發行即時貿易網有限公司(在香港註冊成立之公司)9,999股及1股(即該公司全部已發行股本合共10,000股)每股面值1.00元之股份。

(e) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生(以信託形式代表Thiz.Com (Hong Kong) Limited)分別按面值以現金獲發行拍賣站有限公司(在香港註冊成立之公司)9,999股及1股(即該公司全部已發行股本合共10,000股)每股面值1.00元之股份。

(f) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生(以信託形式代表Thiz.Com (Hong Kong) Limited)分別按面值以現金獲發行精英站有限公司(在香港註冊成立之公司)9,999股及1股(即該公司全部已發行股本合共10,000股)每股面值1.00元之股份。

(k) 二零零一年二月二十七日，利先生按面值以現金獲配發及發行Thiz Technology Group (BVI) Holdings Limited 1股面值1.00美元之股份。

(l) 二零零一年三月九日，Thiz Technology Group (BVI) Holdings Limited（在英屬處女群島註冊成立之公司）向主要股東購入Thiz.Com Inc.全部已發行股本；作為有關收購之代價，Thiz Technology Group (BVI) Holdings Limited：

(i) 配發及發行合共70股每股面值1美元之入賬列作繳足股份予王先生；

(ii) 配發及發行合共29股每股面值1美元之入賬列作繳足股份予利先生。

(m) 二零零一年三月九日，Thiz Technology Group (BVI) Holdings Limited按面值以現金獲配發及發行THIZBIZ INC.（於英屬處女群島註冊成立之公司）1股面值1.00美元股份（即該公司全部已發行股本）。

(n) 二零零一年三月九日，Thiz Technology Group (BVI) Holdings Limited按面值以現金獲配發及發行THIZLINUX INC.（於英屬處女群島註冊成立之公司）1股面值1.00美元股份（即該公司全部已發行股本）。

(o) 二零零一年六月九日，Thiz.Com (Hong Kong) Limited分別向THIZBIZ INC.及利先生（以信託形式代表Thizbiz Inc.）轉讓即時貿易網有限公司9,999股及1股（即合共10,000股）每股面值1.00元股份，總代價為10,000元。

(p) 二零零一年六月九日，Thiz.Com (Hong Kong) Limited分別向THIZLINUX INC.及利先生（以信託形式代表THIZLINUX INC.）轉讓即時系統科研有限公司9,999股及1股（即合共10,000股）每股面值1.00元股份，總代價為10,000元。

(q) 二零零一年七月五日，本公司收購Thiz Technology Group (BVI) Holdings Limited全部已發行股本，以及主要股東所墊支予Thiz Technology Group (BVI) Holdings Limited為數約9,923,000元貸款之利益；作為有關收購之代價，本公司：

(i) 配發及發行合共195,230股入賬列作繳足之股份予王先生；王先生其後隨即分別按代價零元向黃琬瑜女士轉讓13,945股及按代價107,864,575元向EIIL轉讓181,285股（相等於計入資本化發行後之每股股份配售價）；及

(c) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行投資交易所有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(d) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行即時貿易網有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(e) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行拍賣站有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(f) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行精英站有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(g) 二零零零年一月二十八日，Thiz.Com (Hong Kong) Limited及利先生（以信託形式代表Thiz.Com (Hong Kong) Limited）分別按面值以現金獲發行即時系統科研有限公司（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(h) 二零零零年二月二十五日，Thiz.Com Inc.按面值以現金獲配發及發行Thiz.Com (China) Limited（於英屬處女群島註冊成立之公司）1股（即該公司全部已發行股本）面值1.00美元之股份。

(i) 二零零零年三月十七日，Thiz.Com Inc.及利先生（以信託形式代表Thiz.Com Inc.）分別按面值以現金獲配發及發行Thiz Design Group Limited（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(j) 二零零零年十二月六日，本公司於開曼群島註冊成立，認購方於二零零零年十二月十四日向利先生轉讓一股面值0.1元之股份。

訂）本公司下屆股東週年大會結束或本公司之公司組織章程或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時終止；

(d) 一般無條件授權董事行使本公司所有權力，在創業板或就此獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份，購回總面值不超過本配售章程所述已發行及將予發行之本公司股本（包括因行使超額配股權而可能須予發行之任何股份）總面額10%。該項授權將於本公司下屆股東週年大會結束時終止（除非獲本公司股東於股東大會上通過普通決議案適當重新授權，並可予提早撤銷或修訂）；該項授權將於本公司下屆股東週年大會結束時終止（除非獲本公司股東於股東大會上通過普通決議案適當重新授權，並可予提早撤銷或修訂）；及

(e) 擴大上文(c)分段所述一般無條件授權，將董事根據該項一般授權可配發或同意配發之本公司股本總面額，加上相當於本公司自上文(d)分段所述授予一般授權以來所購回股份總面額之數額。

4. 公司重組

為籌備股份在創業板上市，本集團屬下各公司曾進行重組。在重組後，Thiz Technology Group (BVI) Holdings Limited成為本集團之中介控股公司，而本公司則成為本集團之控股公司。重組涉及下列事項：

(a) 二零零零年一月七日，Thiz.Com Inc.（在英屬處女群島註冊成立之公司）向王先生購入PC Media, Inc.（在美國加州註冊成立之公司）全部已發行股本；作為有關收購之代價，Thiz.Com Inc.分別向王先生及利先生（以信託形式代表王先生）配發及發行800股及200股每股面值1美元之股份。

(b) 二零零零年一月二十四日，Thiz.Com Inc.及利先生（以信託形式代表Thiz.Com Inc.）分別按面值以現金獲發行Thiz.Com (Hong Kong) Limited（在香港註冊成立之公司）9,999股及1股（即該公司全部已發行股本合共10,000股）每股面值1.00元之股份。

(d) 緊隨配售達成所有條件及本文所述股份發行（但不計入因超額配股權獲行使而可能發行之任何股份）後，本公司之法定股本將為50,000,000元，分為500,000,000股股份，而本公司之已發行股本將為16,545,000元，分為165,450,000股股份，全部將為繳足或入賬列作繳足股份。334,550,000股股份將為仍未發行股份。除因行使超額配股權及根據購股權計劃授出之任何購股權而發行股份外，本公司目前無意發行任何法定惟未發行之本公司股本。

(e) 除上述者外，本公司自註冊成立以來概無任何股本變動。

3. 本公司股東於二零零一年七月六日通過之決議案

除上文第2段所述有關本公司股本變動之決議案外，本公司股東亦於二零零一年七月六日通過書面決議案，據此：

(a) 本公司批准及採納其組織章程大綱及細則；

(b) 待本配售章程「配售之條件」一節所列明之相同條件達成後：

(i) 批准配售及授出超額配股權，並授權董事據此配發及發行新股（包括因行使超額配股權而可能須予發行之任何股份）；

(ii) 批准及採納購股權計劃之規則，授權董事根據該計劃授出可認購股份之購股權，並在根據購股權計劃授出之任何購股權所附認購權獲行使下配發及發行股份；

(c) 一般無條件授權董事配發、發行及處置股份（透過供股或因購股權計劃所涉及購股權附有之認購權獲行使而發行之股份除外），股份總面值不得超過本配售章程所述本公司已發行及將予發行股本（包括因行使超額配股權而可能須予發行之任何股份）總面值20%；該項授權將於（除非獲本公司股東於股東大會上通過普通決議案適當重新授權，並可予提早撤銷或修

A. 本公司其他資料

1. 註冊成立

本公司於二零零零年十二月六日根據公司法在開曼群島註冊成立為受豁免公司。本公司主要營業地點設於香港廣東道30號新港中心第一座1504室，並根據公司條例第十一部份在香港註冊。利先生獲委任為本公司在香港接收傳票之代表。

2. 股本變動

(a) 截至本公司註冊成立日期，其法定股本為100,000元，分為1,000,000股股份，其中1股為已發行繳足股份。

(b) 二零零一年七月五日，本公司唯一股東通過書面決議案，據此：

(i) 藉增設499,000,000股股份，本公司法定股本由100,000元增至50,000,000元，該等股份與當時存在之股份在各方面享有同等權利；及

(ii) 董事獲授權(a)配發及發行合共209,519股入賬列作繳足之股份，作為向王先生及利先生(統稱「主要股東」)收購Thiz Technology Group (BVI) Holdings Limited全部已發行股本之代價；及(b)配發及發行合共69,380股股份，作為購入Thiz Technology Group (BVI) Holdings Limited所欠負主要股東合共為數約9,923,000元貸款利益之代價。

(c) 二零零一年七月六日，本公司股東通過書面決議案，據此，在本公司股份溢價賬因配發及發行新股而出現進賬情況下，將有關進賬額其中合共13,917,110元按指示撥充資本，用以按面值繳足合共139,171,100股股份，以便向於二零零一年七月六日辦公時間結束時名列本公司股東名冊之本公司股本中股份持有人(或按彼等所指示)盡可能按彼等各自之股權比例配發及發行有關股份，並授權董事或董事委員會進行一切可能所需事宜，使上述資本化發行生效。

(2) 此外，並無對本公司應付之溢利、收入、收益或增值，或其以遺產稅或承繼稅性質之溢利、收入、收益或增值徵收任何稅項：

(i) 按或涉及本公司股份、公司債券或其他承擔；或

(ii) 預扣全部或部份稅務優惠法（一九九九年修訂版）第6(3)條所界定之任何有關付款。

上述之承諾由二零零一年一月九日起有效二十年。

開曼群島現時對個人或公司之溢利、收入、收益或增值並不徵收任何稅項，且無遺產稅或承繼稅。除不時因在開曼群島簽署若干文件或該等文件涉及開曼群島司法權而須支付之印花稅外，開曼群島政府不大可能對本公司徵收其他重大稅項。開曼群島並無參與訂立雙重徵稅公約。

S. 外滙管制

開曼群島並無外滙管制規例或貨幣限制。

T. 一般事項

本公司有關開曼群島法例之法律顧問Maples and Calder Asia已向本公司發出意見書，概述開曼群島公司法例之若干方面。按本配售章程附錄五「備查文件」一節所述，該意見書連同公司法副本可供查閱。任何人士如欲查閱開曼群島公司法之詳情，或欲了解該等法律與其較熟悉之其他司法權區法律間之差異，應諮詢獨立法律顧問之意見。

之股東須證明大法院應行使其酌情權，惟大法院一般不會行使其酌情權，除非有證據顯示收購者與接納收購之有關股份持有人之間有欺詐或不誠信或勾結，以不公平手法逼退少數股東。

O. 賠償保證

開曼群島法例並不限制公司章程對行政人員及董事作出賠償保證，除非開曼群島法院認為此乃違反公眾政策（例如表示對觸犯法律之後果作出賠償保證）。

P. 清盤

公司可根據法院指令或其股東之特別決議案（在若干情況下可為普通決議案）清盤，並委任清盤人負責集中公司資產（包括出資人（股東）所欠（如有）之款項）、確定債權人名單及償還本公司所欠債權人之債務（如資產不足償還全部債務則按比例償還），並確定出資人之名單，根據彼等之股份所附權利分派剩餘資產（如有）。

Q. 轉讓之印花稅

開曼群島對開曼群島公司股份轉讓並不徵收印花稅，惟轉讓在開曼群島擁有土地權益之公司股份除外。

R. 稅務

根據開曼群島稅務優惠法（一九九九年修訂版）第6條，本公司已獲得其總督會同議會之保證：

(1) 開曼群島並無法例對本公司或本公司之業務所得溢利、收入、收益或增值徵收任何稅項；及

K. 特別決議案

公司法規定特別決議案須獲不少於三分之二(或公司章程規定較大數目)有權出席股東大會及投票之股東或(如准許委派代表)其代表在股東大會通過，而召開有關大會之通告已按規定發出並指明擬提呈之決議案為特別決議案。如公司章程許可，公司當時所有擁有投票權之股東以書面簽署之決議案亦可具有特別決議案之效力。

L. 附屬公司擁有母公司之股份

如公司之宗旨許可，則公司法並不禁止開曼群島公司購買及持有其母公司之股份。任何附屬公司之董事在進行上述購買時，必須以審慎及誠信態度並為適當及符合該附屬公司利益之目標而進行。

M. 重組

法例規定進行重組及合併須在為此而召開之股東或債權人大會(視情況而定)上，獲得不少於佔出席大會之股東或債權人之75%價值之股東或債權人贊成，且其後獲開曼群島大法院認可。雖然有異議之股東可向大法院提出申請批准之交易對股東所持股份並無給予合理價值，但如無證據顯示管理層有欺詐或不誠實，開曼群島大法院不大可能僅因上述理由而否決該項交易，而倘若該項交易獲批准及完成，持異議之股東將不會獲得類似諸如美國公司之異議股東一般會具有之估值權利(即按照法院對其股份之估值而獲得現金之權利)。

N. 收購

如一間公司提出收購其他公司股份，且在提出收購建議後四個月內，不少於90%之被收購股份持有人接納收購，則收購者在上述四個月期滿後之兩個月內，可發出通知要求反對收購之股東按收購建議之條款轉讓其股份。反對收購之股東可在該通知發出後一個月內向開曼群島大法院提出反對轉讓。反對收購

G. 出售資產

公司法並無特定條文限制董事出售公司資產之權力。根據一般法律，董事在行使上述權力時須以審慎及誠信之態度並為適當及符合公司利益之目標而進行。

H. 會計及核數規定

公司法規定，公司須就下列各項保存適當之賬冊：

(a) 公司所有收支款項，以及所發生之收支事項；

(b) 公司所有銷貨與購貨記錄；及

(c) 公司之資產與負債。

如賬冊不能真實中肯地反映公司狀況及解釋有關之交易，則不視為已適當保存賬冊。

I. 股東登記

按照公司章程之規定，獲豁免公司可在董事不時認為適當而在開曼群島或以外之地點設立股東總名冊及分冊。公司法並無規定獲豁免公司向開曼群島公司註冊處提交股東名單，因此股東姓名及地址並非公開資料，且不會供給公眾查閱。

J. 查閱賬冊及記錄

公司股東根據公司法一般並無查閱或獲得公司股東名冊或公司記錄副本之權利，惟可具有公司章程所載列之權利。

D. 股息及分派

除公司法第34條之規定外，公司法並無有關派息之法定規定。根據英國案例法(於開曼群島在此方面可能具有說服力)，股息只可以從公司之溢利分派。此外，公司法第34條規定如具備償還能力且公司組織章程大綱及公司章程有所規定(如有)，則可由股份溢價賬支付股息及分派(詳情見上文C段)。

E. 股東訴訟

開曼群島法院一般會參考英國之案例法判例。開曼群島法院已引用並依循*Foss*對*Harbottle*判例(及其例外規定)，准許少數股東進行集體訴訟或引申訴訟，以公司名義對(a)超越公司權限或非法行為；(b)欺詐少數股東而過失方為對公司有控制權之人士；及(c)並未獲得由所需規定多數(或特別指定多數)股東通過之決議案提出訴訟。

F. 保障少數股東

如公司並非銀行且其股本分為股份，則開曼群島大法院可根據持有公司已發行股份不少於五分一之股東之申請，委派調查員審查公司之業務並按大法院指定之方式向法院呈報結果。

公司任何股東可入稟開曼群島大法院，如法院認為根據公平中肯之理由公司理應清盤，則可發出清盤令。

股東對公司之索償，須根據適用於開曼群島之一般契約法或民事侵權法，或根據公司組織章程大綱及公司章程作為股東所具有之個別權利而提出。

英國普通法不准主要股東對少數股東作出欺詐行為之裁定已獲開曼群島法院引用並依循。

(d) 撇銷公司之籌辦費用；

(e) 撇銷發行公司股份或債券已支付之費用、佣金或折讓；及

(f) 作為贖回或購買公司股份或債券應支付之溢價。

股份溢價賬不得用作向股東分派或作為股息，除非該公司在支付建議之分派或股息後當時有能力償還在日常業務中到期清付之債項。

公司法規定，在開曼群島大法院認可下，股份有限公司或具有股本之擔保有限公司，如其公司章程許可，可以特別決議案以任何方式削減其股本。

在不違反公司法之詳細規定下，股份有限公司或具有股本之擔保有限公司，如其公司章程許可，則可以發行公司或股東可選擇贖回或有責任贖回之股份。此外，如該公司之公司章程許可，則可購回本身之股份，包括可贖回股份。惟倘若公司章程並無規定購回之方式，則未獲公司以普通決議案批准購回之方式前，公司不得購回本身之股份。公司只可贖回或購買本身已繳足股本之股份。如公司贖回或購買本身股份後再無任何持股之股東，則不可贖回或購買本身股份。除非在建議付款後，公司當時仍有能力償還在日常業務中到期清付之債項，否則公司以公司股本贖回或購買本身之股份，乃屬違法。

開曼群島並無明文限制公司提供財務資助以購回或認購公司本身或其控股公司之股份。因此，如公司董事在審慎及誠信地考慮下認為合適且符合公司利益，公司可適當地提供該等財務資助。有關資助須以公平方式進行。

開曼群島公司法及税務概要

A. 簡介

開曼群島公司法(二零零一年第二次修訂版)(「公司法」)在頗大程度上根據舊有英國公司法之原則訂立，惟公司法與現行之英國公司法已有相當大之差異。下文乃公司法若干規定之概要，惟此概要並不包括所有適用之限制及例外情況，亦並非總覽公司法規及税務所有事項(此等規定與有利益關係之各方可能較熟悉之司法地區之同類條文可能有所不同)。

B. 註冊成立

本公司根據開曼群島公司法於二零零零年十二月六日在開曼群島註冊成立為受豁免有限責任公司，因此須主要在開曼群島以外經營業務。本公司須每年向開曼群島之公司註冊處遞交年度報告及支付按本公司法定股本計算之費用。

C. 股本

公司法准許公司發行普通股、優先股、可贖回股份或同時發行上述各種股份。

公司法規定，倘公司按溢價發行股份，不論旨在換取現金或其他代價，須將相當於該等股份之溢價總值之款項撥入名為「股份溢價賬」之賬項內。公司可選擇將其作為收購或註銷任何另一間公司股份之代價而配發並以溢價發行之股份之溢價，不按上述規定處理。公司法規定除公司組織章程大綱及公司章程另有規定(如有)外，公司可按其不時決定之方式運用股份溢價賬，其中包括(但不限於)：

(a) 向股東作出分派或派發股息；

(b) 繳足公司未發行股份之股本，以便向股東發行已繳足股本之紅股；

(c) 贖回及購回股份(惟須符合公司法第37條之規定)；

全部已繳股本，則資產之分派方式為盡可能由股東按開始清盤時所持股份之已繳及應繳股本比例分擔虧損。

倘本公司清盤，清盤人可在獲得本公司特別決議案批准下，將本公司全部或任何部份資產以實物方式分派予本公司股東，而不論該等資產為一類或多類不同之財產。清盤人可為前述分派之任何資產釐訂其認為公平之價值，並決定股東或不同類別股東間之分派方式。清盤人可在獲得同樣批准之情況下，將全部或任何部份資產交予清盤人在獲得同樣批准之情況下認為適當之信託人，以出資人為受益人之信託方式持有，惟不得強迫股東接受任何負有債務之資產、股份或其他證券。

U. 無法聯絡之股東

本公司有權出售任何一位股東之股份或因身故、破產及法例實施而轉移於他人之股份，倘若：(i)合共不少於三張有關應以現金支付予該等股份持有人款項之支票或付款單在十二年內全部仍未兑現；(ii)本公司在上述期間或下文第(iv)節所述之三個月限期屆滿前，並無接獲任何有關該股東所在地點或存在之消息；(iii)在上述十二年期間，至少應已就上述股份派發三次股息，而於期間內該股份之持有人並無領取股息；及(iv)於十二年期滿時，本公司以廣告方式在報章發出通告表示有意出售該等股份，且自刊登廣告日期起計三個月經已屆滿，並已知會聯交所本公司欲出售該等股份。任何出售所得之款項淨額將撥歸本公司所有，本公司於收訖該款項淨額後，即欠負該位前股東一筆相等於該項淨額之款項。

在香港設置之股東名冊須於一般辦公時間內（惟董事可作出合理之限制）免費供本公司股東查閱，而其他人士在繳交董事所決定不超過2.50元（或根據上市規則不時許可之較高金額）之查閱費後亦可查閱。

R. 會議及另行召開之各類別會議之法定人數

股東大會如無足夠法定人數，則不可處理任何事項。但即使無足夠法定人數，仍可委任、指派或選舉主席，因委任、指派或選舉主席並不被視為會議之議程。

除公司章程另有規定外，兩位親自出席之本公司股東或其委任代表為會議之法定人數。惟倘若本公司只有一位股東，則法定人數為親自出席之股東或其委任代表。

就公司章程之規定，本身為公司之股東如派出經該公司董事或其他監管機構通過決議案之正式授權代表或藉授權書派出代表，代表該公司出席本公司有關股東大會或任何有關類別股東大會，則當作該公司親自出席。

本公司任何分別召開之另一類別股東大會之法定人數按上文D分段所規定。

S. 少數股東在遭受欺詐或壓制時可行使之權利

公司章程並無關於少數股東在遭受欺詐或壓制時可行使之權利之規定。

T. 清盤程序

按照任何類別股份當時所附有關於分派清盤後所餘資產之特別權利、特權或限制，如(i)本公司清盤，而可向本公司股東分派之資產超逾償還開始清盤時全部已繳股本，則餘數可按股東就其所持股份之已繳股本之比例向股東分派；及(ii)本公司清盤，而可向本公司股東分派之資產不足以償還

如任何股份之催繳股款或分期股款在指定付款日期後仍未支付，則董事可隨時向該股份之持有人發出通知，要求支付未付之催繳股款或分期股款連同應計之利息，而利息可累計至實際付款日期。

該通知須指明另一應在當日或之前付款之日期(不早於該通知日期後十四日)及付款地點，並表明若仍未能在指定日期或之前前往指定地點付款，則有關催繳股款或分期股款尚未繳付之股份可遭沒收。

若股東不依有關通知之要求辦理手續，則所發出通知有關之股份於其後而在未支付通知所規定之所有催繳股款或分期股款及利息前，可隨時由董事通過決議案予以沒收。沒收將包括有關被沒收股份之所有已宣佈但於沒收前仍未實際支付之股息及紅利。被沒收之股份將被視為本公司之資產，可以出售、再次配發、註銷或以其他方式處置。

股份被沒收人士將不再為有關被沒收股份之本公司股東，而雖然其已被沒收股份，惟仍有責任向本公司支付於沒收之日應就該等股份付予本公司之全部款項，連同由沒收之日至付款日期為止期間以年息不超過15厘之利息(或董事可決定之較低利率)，而董事可要求付款而無須就所沒收股份於沒收之日之價值作出扣減。

Q. 查閱股東名冊

本公司須設置股東名冊，以隨時顯示本公司當時之股東及彼等各自持有之股份。在董事決定之一份或多份報章刊登公佈後，股東名冊可在董事不時決定之時間及期間暫停接受全部或任何類別股份之登記。惟股東名冊暫停登記之期間在任何一年內不得超過三十日(或股東以普通決議案決定之較長期間，但在任何一年之暫停登記期限不得超過六十日)。

委任代表之文件須以書面方式由委任人或其授權代表簽署，如委任人為公司，則須加蓋公司印鑑或經由高級職員、代表或其他獲授權之人士簽署。

委任代表之文件及(如董事要求)已簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件之副本，須早於有關委任文件所列人士可投票之會議或續會指定舉行時間四十八小時前，交往本公司註冊辦事處(或召開會議或續會之通告或隨附之任何文件內所指明之其他地點)。如在該會議或在續會日期後舉行投票，則須早於舉行投票日期四十八小時前送達，否則委任代表文件會被視作無效。委任代表文件在簽署日期起計十二個月後失效。送交委任代表文件後，本公司股東仍可親自出席有關會議或投票安排並進行投票，在此情況下，有關委任代表文件被視作撤回。

P. 催繳股款及沒收股份

董事可不時向本公司股東催繳有關彼等所持股份尚未繳付而依據配發條件並無指定付款期之款項(不論為股份面值或溢價)，而股東須於指定時間及地點(惟須有不少於十四日有關付款日期及地點之通知)向本公司支付催繳股款之款項。董事可決定撤回或延遲催繳股款。被催繳股款之人士在其後轉讓有關被催繳股款之股份後仍有責任支付被催繳之股款。

催繳股款可以一整筆款項或分期支付，並被視作於董事授權作出催繳之決議案通過當日支付。股份聯名持有人須共同及個別負責支付所有該等股份之被催繳股款及分期款項或其有關之其他到期款項。

倘任何股份之催繳股款在指定付款日期或該日之前尚未繳付，則欠款人士須按董事所決定之利率(不超過年息15厘)支付由指定付款日期至實際付款日期間有關款項之利息，但董事可豁免繳付全部或部份利息。

任何股息或紅利可以支票或付款單之方式寄往股份持有人之登記地址，或如為聯名持有人則寄往在本公司股東名冊有關股份排名最前之股東之登記地址，或股東或聯名股東以書面通知之地址。除股東或聯名持有人另有指示外，所有支票或付款單應以只付予抬頭人之方式付予有關之股東或有關股份聯名持有人在本公司股東名冊排名最前者，郵誤風險由彼等承擔，而當付款銀行支付支票或付款單後，即表示本公司已經付款。兩位或以上聯名持有人其中任何一人可就應付有關該等聯名持有人所持股份之股息或其他款項或可分派資產發出有效收據。

所有於宣派股息六年後仍未領取之股息可予沒收，撥歸本公司所有。

在本公司股東於股東大會同意下，董事可規定以分派指定資產(尤其是其他公司之繳足股份、債券或可認購證券之認股權證)之方式派發或代替全部或部份股息，而當有關分派出現困難時，董事須以其認為適當之方式解決，尤其可發行零碎股份之股票、不理會零碎配額，將零碎股份調高或調低或規定零碎股份須彙集撥歸本公司所有，亦可為分派而釐定該等指定資產之價值，並可決定按所釐定之價值向本公司股東支付現金，以調整各方之權利，並可在董事認為權宜情況下將該等指定資產交予信託人。

O. 委任代表

有權出席及在本公司會議上投票之本公司股東可委任其他人士代其出席及投票，而受委代表享有與股東同等之權利可在會議上發言。受委代表毋須為本公司股東。

委任代表之文件須為通用之格式或董事批准之其他格式。委任文件被視為授權代表在認為適宜時要求或聯同其他股東要求對會議提呈之決議案修改進行投票表決。除委任代表文件另有規定外，該委任代表文件於有關會議之續會仍然有效。

除任何股份所附權利或發行條款另有規定者外：

(a) 一切股息須按獲派息股份之實繳股款比例宣派及派付。惟就此而言，凡在催繳前就股份所繳付之股款將不會視為股份之實繳股款；及

(b) 一切股息須按派發股息之任何期間之實繳股款比例分配及支付。

董事認為本公司情況許可時，亦可支付任何股份應每半年或在其他日期支付之股息。

董事可保留就對本公司有留置權之股份所應支付之任何股息或其他應付款項，用作抵償有關該留置權之債務、負債或承擔。董事亦可將任何股東應獲派之股息或紅利扣減，作為抵償其當時應付本公司之催繳股款、分期股款或其他應付款項（如有）。

本公司毋須承擔本公司應付有關任何股份之股息或其他款項之利息。

就擬派付或宣派本公司股本之股息，董事可議決：(a)配發入賬列為繳足之股份作為支付全部或部份股息，而所配發之股份須與承配人已持有之股份屬於相同類別，且有權獲派股息之本公司股東可選擇收取現金作為全部股息或部份股息以代替配股；或(b)有權獲派股息之股東可選擇獲配發入賬列為繳足之股份以代替董事認為適合之全部或部份股息，而所配發之股份須與承配人已持有之股份屬於相同類別。董事在本公司股東於股東大會同意下，亦可就本公司任何特定股息議決及指定配發入賬列為繳足之股份作為派發全部股息，而不給予股東選擇收取現金股息以代替配股之權利。

(d) 如將股份轉讓給聯名持有人，則聯名持有人不得超過四名；

(e) 有關股份不涉及本公司之任何留置權；及

(f) 向本公司支付聯交所不時釐定之最高費用(或董事不時要求之較低數額)。

如董事拒絕登記股份轉讓，須在遞交轉讓文件予本公司之日期起兩個月內向轉讓人及承讓人發出拒絕登記通知。

在一份或多份董事決定之報章以廣告方式發出十四日之通告後，可暫停辦理全部股份或任何類別股份之過戶登記，其時間及限期可由董事決定。惟在任何年度內，停止辦理股份過戶登記之期間不得超過三十日(或本公司股東以普通決議案決定之較長期間，惟該期間在任何一年均不得超過六十日)。

L. 本公司購回本身股份之權力

本公司根據公司法及公司章程可在若干限制下購回本公司之股份，惟董事須在股東於股東大會決定其方式後方可代本公司行使該項權力，並須根據聯交所與香港證券及期貨事務監察委員會或其他認可之證券交易所不時實施之規定行使。

M. 本公司任何附屬公司擁有股份之權力

公司章程並無關於附屬公司擁有股份之規定。

N. 股息及其他分派方式

在不違反公司法及公司章程下，本公司可在股東大會宣佈以任何貨幣派發股息，惟股息總額不得高於董事所建議者，本公司只可從合法可供分派之本公司溢利及儲備中(包括股份溢價)宣派或派付股息。

(e) 釐定董事及核數師之酬金或決定釐定酬金之方式；

(f) 根據下文(g)分段向董事作出授權以發售、配發或授出有關之購股權或以其他方式處理不超過本公司現時已發行股本面值20%（或上市規則不時指定之其他百分比）之本公司未發行股份及所購回之任何證券數目；及

(g) 授予董事任何授權或權力以購回本公司證券。

K. 股份轉讓

所有股份轉讓可以通用格式（符合聯交所規定之標準轉讓格式）或董事批准之任何其他格式之轉讓文件達成。

股份轉讓文件須由轉讓人及（除非董事另有決定）承讓人雙方或其代表簽署。在股份承讓人登記於本公司之股東名冊前，轉讓人仍得視為股份之持有人。所有轉讓文件經登記後，由本公司保留。

董事可拒絕登記任何未繳足股本或本公司對之有留置權之股份轉讓。董事亦可拒絕登記任何其他股份之轉讓，除非：

(a) 轉讓文件送交董事會不時決定保存股東登記分冊之地點及（董事會作出之其他決定則除外）轉讓股份所有權之文件連同有關之股票（於登記後將予註銷）及董事合理要求之其他可證明轉讓人有權進行轉讓之文件送交本公司登記；

(b) 轉讓文件只涉及一類股份；

(c) 轉讓文件已蓋上釐印（如需蓋釐印者）；

J. 會議通告及議程

股東週年大會及其他為通過特別決議案而召開之股東特別大會須發出不少於二十一日之書面通告，其他股東特別大會以不少於十四日之書面通告召開。通知期不包括遞交之日或視作遞交之日及所通知之日，而通告須列明會議時間、地點及議程、將於會議中考慮之決議案詳情。如有特別事項，則須列明該事項之一般性質。召開股東週年大會之通告須指明該會議為股東週年大會，而召開會議以通過特別決議案之通告須表明擬提呈一項特別決議案之意向。股東大會通告須發予所有本公司股東，惟按照公司章程或所持有股份之發行條款規定無權獲得該等通告者除外。

儘管本公司會議之開會通知期可能少於上述規定者，在下列情況獲得同意時，有關會議仍視作已正式召開：

(a) 由全體有權出席及投票之本公司股東或彼等之委任代表召開之股東週年大會；及

(b) 如為其他會議，則獲大多數有權出席及投票之股東（合共持有之股份以面值計不少於具有該項權利之股份之95%）。

在股東特別大會處理之事項及股東週年大會所處理之事項均被視為特別事項，惟下列事項則視為普通事項：

(a) 宣佈及批准派息；

(b) 省覽及採納賬目及資產負債表及董事會與核數師報告書；

(c) 選舉董事以替代退職之董事；

(d) 委任核數師；

倘一間認可結算所(或其代理人)為本公司股東，則可授權其認為適當之人士作為其代表，出席本公司任何會議或本公司任何類別股東會議，惟倘超過一名人士獲授權，則代表委任表格或授權書須列明各名獲授權人士所代表之股份數目及類別。根據本規定獲授權之人士可行使彼代表之認可結算所(或其代理人)如為本公司個別股東而可行使之同樣權力。

H. 股東週年大會

除其他股東大會外，本公司須每年舉行一次股東週年大會，並須在召開股東週年大會之通告中指明其為股東週年大會。本公司股東週年大會舉行日期應在上屆股東週年大會閉會後十五個月內召開。

I. 賬目及核數

按公司法之規定，董事須安排保存足以真確及公平反映本公司業務狀況及解釋其交易及其他事項所需之真確賬目。

董事可不時決定在何種情況或規例下，以及在何種程度及時間、地點公開本公司賬目或賬冊供本公司股東(本公司行政人員除外)查閱。除公司法賦予權利或獲董事授權或本公司在股東大會上所批准外，任何股東無權查閱本公司任何賬目、賬冊或文件。

董事須從首屆股東週年大會起不時安排將損益賬、資產負債表及董事會與核數師有關之報告在每屆股東週年大會向本公司股東呈報。將於股東週年大會向本公司股東呈報之上述文件副本須於該大會日期前不少於二十一日寄予本公司各股東及本公司各債券持有人，惟本公司毋須將該等文件之印刷副本交予本公司不獲知地址之任何人士或超過一位聯名股份或債券持有人。

本公司須在任何股東週年大會委任本公司核數師並釐定其酬金，任期至下屆股東週年大會，惟本公司可在任何年度授權董事釐定核數師之酬金。

如為任何股份之聯名股東，則優先股東親自或透過代表投票後，其他聯名股東不得投票。就此而言，優先次序應按本公司股東名冊內有關聯名股份之股東排名為準。

被有管轄權法院或政府官員頒令指其現時或可能精神紊亂或因其他理由不能處理其事務之本公司股東，當需進行舉手或投票表決時可由其他在此情況下獲授權人士代其投票，而在需投票表決時，該人士可委任代表投票。

除董事另有決定外，於有關股東會議記錄日期並未登記為本公司股份持有人之股東，不得在該股東會議投票或計入法定人數內。且除非該股東已支付董事所催繳之股款或其他款項，否則該股東不得投票。

於任何股東大會上，任何提呈大會表決之決議案須以舉手方式表決，除非(在宣佈以舉手方式表決所得結果之前或之時，或於撤回任何其他以投票方式表決之要求時)有正式要求以投票方式表決。以下人士可要求以投票方式表決：

(a) 大會主席；或

(b) 最少五名親身或由委任代表出席大會並有權於會上投票之股東；或

(c) 任何親身或由委任代表出席大會並合共佔不少於全部股東合共十分之一之投票權之股東有權出席大會並於會上投票；或

(d) 任何持有獲賦予權利出席並於會上投票之本公司股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是本身或其委任代表。

投票表決時可親自或委任代表投票，而本公司股東可投超過一票者在投票時毋須盡投其票數或以同一方式盡投其票數。

持有人之間，其中一股或更多股份可較其他股份有優先或其他特別權利，或有遞延權利或限制，而該等優先或其他特別權利、遞延權利或限制為本公司可附加於未發行或新股份者。

本公司可以在符合公司法指定之條件下，以特別決議案根據任何授權形式將股本、資本贖回準備金或任何股份溢價賬減少。

F. 特別決議案－須以大多數票通過

根據公司章程，「特別決議案」一詞按公司法之定義指須由有權出席及投票之本公司股東在股東大會親自或(若股東為公司)由其正式獲授權代表或受委代表(若允許委任代表)以不少於所需之四分三多數票通過之決議案，而指明擬提呈特別決議案之有關大會通告已按照規定發出，亦包括由本公司全部有權在本公司股東大會投票之股東以書面方式在一份或多份正式文件上由一位或多位該等股東簽署批准之特別決議案，而以此方式獲採納之特別決議案之生效日期為該文件或最後一份(如超過一份)該等文件簽署之日期。

另一方面，根據公司章程，「普通決議案」一詞指須由有權出席及投票之本公司股東在根據公司章程規定舉行之股東大會親自或(如股東為公司)由其正式獲授權代表或受委代表(若允許委任代表)以簡單多數票通過之決議案，亦包括所有上述本公司股東以書面批准之普通決議案。

G. 表決權(一般指投票表決及要求投票表決之權利)

除任何類別股份當時附有之任何特別權利、特權或限制另有規定外，於任何股東大會上如以舉手方式表決，本公司每位親自出席股東(或若股東為公司，其正式獲授權代表)每人可投一票；如以投票方式表決，每位親自出席股東(或若股東為公司，其正式獲授權代表)或受委代表，應按在本公司股東名冊中以其名義登記之股份投票，一股一票。

除非有關股份所附權利或發行條款另有規定，否則賦予任何類別股份持有人之特別權利，不得因設立或發行與其享有同等權益之股份而被視為被修訂。

E. 更改股本

不論當時是否所有法定股本已經發行，亦不論當時所有已發行股份是否已繳足股本，本公司可隨時在股東大會以普通決議案增設新股份而增加股本，新股本數額由有關決議案規定，並將股份分為決議案所規定之面額。

本公司可不時以普通決議案：

(i) 將所有或任何股本合併及分成為面值大於現有股份之股份。在合併已繳足股份並將其分為面值大於現有股份之股份時，董事會或須以其認為適當之方式解決任何可能出現之困難，尤其是(在不影響前述之一般性原則下)須合併股份之不同持有人之間如何決定將何種股份合併為每一合併股。且倘若任何人士因股份合併而獲得不足一股之合併股份，則該零碎股份可由董事會就此委任之人士出售，該人士可將售出之零碎股份轉讓予買方，而該項轉讓之有效性不得異議，並將出售所得款項扣除有關出售費用之淨額分派予原應獲得零碎合併股份之人士，按彼等之權利或利益之比例分派，或支付予本公司而歸本公司所有；

(ii) 註銷在有關決議案當日仍未被任何人士認購或同意認購之股份，並將股本按所註銷股份面值之數額減少，惟公司法另有規定者除外；及

(iii) 將全部或部份股份面值分為少於當時組織大綱規定之數額，惟不得違反公司法之規定，且有關分拆股份之決議案可決定分拆股份

於本公司每屆股東週年大會上，三分之一在任董事須輪流退任，但董事總經理或聯席董事總經理則除外。每名董事之任期僅至其須輪流退任之股東週年大會結束止，屆時有資格於會上當選連任。在不違反公司章程之規定下，本公司可於每屆股東週年大會上選舉一名人士以填補每位董事退任之空缺。

(i)　借貸權力

董事可酌情行使本公司全部權力為本公司籌集或借貸或安排支付任何款項，及將本公司之全部或任何部份業務、現時及日後之物業及資產與未催繳股本按揭或抵押。

(j)　董事會會議議事程序

董事會可在世界任何地點舉行會議以進行業務、休會或以其認為適當之方式處理會議。董事會會議提出之問題須由大多數投票表決。如出現同等票數，則會議主席可投第二票或決定票。

C.　修訂公司組織章程文件

除以特別決議案通過外，不得修訂組織章程大綱或公司章程。

D.　修訂現有股份或股份類別之權利

如本公司股本在任何時間分為不同類別股份時，在公司法之規定下，除非某類股份之發行條款另有規定，任何類別股份所附有之全部或部份特別權利，可經由不少於持有該類已發行股份面值四分三之持有人書面同意，或經由該類股份持有人在另行召開之股東大會上通過特別決議案批准而修訂或廢除。公司章程中關於股東大會之所有規定作出必要修訂後，適用於該等另行召開之大會，惟該等大會或其續會之法定人數須為於召開有關會議之日合共持有該類已發行股份面值不少於三分一之人士(或其代表)。任何持有該類股份之股東或其代表均有權要求投票表決。

在內。除於股東大會退任之董事外，任何未經董事推薦之人士均不可於任何股東大會獲選為董事，除非早於大會指定舉行日期前不少於七日及不多於二十八日內，由有資格出席大會並於會上投票之本公司股東(非該獲提名人士)以書面通知本公司秘書，擬於會上提名該名人士參加選舉，且提交該名獲提名人士簽署之書面通知以證明其願意參與選舉。

董事毋須以持有股份作為出任董事之資格，出任董事亦無年齡限制。

在下列情況下董事須離職：

(i) 如彼以書面辭職；

(ii) 如有管轄權之法院或政府官員判定董事現時或可能神志失常或因其他原因而不能處理其事務且董事會議決將其撤職；

(iii) 如未告假而連續十二個月缺席董事會會議(除非已委任代理董事代其出席)且董事會議決將其撤職；

(iv) 如董事破產或獲指令被接管財產或被停止支付款項或與其債權人全面達成還款安排協議；

(v) 如法例或公司章程規定不再或被禁止出任董事；

(vi) 如由當時董事會成員(包括其本身)不少於四分之三(倘非整數，則以最接近之較低整數為準)之董事簽署之書面通知將其撤任；或

(vii) 如根據公司章程本公司股東特別決議案將其撤任。

間少於整段有關期間之董事僅可按其任職時間比例收取酬金。該等酬金為擔任本公司受薪職位之董事因擔任該等職位而獲得之任何其他酬金以外之酬金。

董事在執行董事職務時亦可報銷所有合理之支出，包括出席董事會會議、委員會會議或股東大會之往返交通費，或處理本公司業務或執行董事職務之其他費用。

倘任何董事應要求向本公司提供任何特殊或額外服務，則董事會可向其支付額外酬金。此種額外酬金可以薪金、佣金或分享溢利或其他方式支付予該董事，作為其擔任董事所得一般酬金外之額外報酬或代替其一般酬金。

董事會可不時釐定執行董事或獲本公司委任執行其他管理職務之董事之酬金，以薪金、佣金或分享溢利或其他方式或以上全部或任何方式支付，並可包括由董事會不時決定之其他福利(包括購股權及／或養老金及／或撫恤金及／或其他退休福利)及津貼。上述酬金為其作為董事原應收取之酬金以外之報酬。

(h)　退任、委任及免職

董事會可不時或隨時委任任何人士出任董事，以填補臨時空缺或出任新增之董事職位。按上述方式委任之董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上以普通決議案重選留任。

本公司可通過特別決議案辭退任何董事，並通過普通決議案委任其他人士填補其職位。本公司亦可通過普通決議案選任任何人士為董事，以填補臨時空缺或出任新增之董事職位。按上述方式委任之董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上重選留任，但在股東大會決定應輪流退任之董事人選時不會把該等董事包括

(iii) 有關提呈發售本公司或任何本公司可能創辦或擁有權益之其他公司股份、債券或其他證券（或由本公司或該等公司發售）以供認購或購回，而董事因有參與出售建議之包銷或分包銷而有利益關係之任何建議；

(iv) 與董事僅以高級職員、行政人員或股東身份直接或間接擁有權益或該董事實益擁有其股份之任何其他公司有關之任何建議，惟該董事連同其任何聯繫人士並無實益擁有該公司（或其權益藉任何第三公司取得）之任何類別之已發行股本或投票權百分之五或以上之權益除外；

(v) 有關本公司或其任何附屬公司之僱員利益之任何建議或安排包括：

(aa) 採納、修訂或執行可能佔有利益之任何僱員購股權計劃或任何股份獎勵計劃或購股權計劃；

(bb) 有關採納、修訂或執行有關本公司或各附屬公司董事及僱員之養老金或公積金、退休、身故或傷殘撫恤計劃之建議或安排，而該等建議或安排並無給予任何董事一般不會給予與該計劃或基金有關之人士之特權或利益；及

(vi) 董事僅因持有本公司股份或債券或本公司其他證券之權益而與其他持有本公司股份或債券或本公司其他證券之人士以相同方式擁有權益之合約或安排。

(g) 酬金

董事可就其服務收取由董事會或本公司於股東大會（視乎情況而定）不時釐定之酬金。除非經決議案另有規定，否則酬金按董事同意之比例及方式分派予董事，如未能達成協議，則由各董事平分，惟任職時

(e) 資助購買股份

在符合一切適用法律之情況下，本公司可向本公司、其附屬公司或任何控股公司或該等控股公司之任何附屬公司之董事及僱員提供資助，以使彼等可以購買本公司股份或其任何附屬公司或控股公司之股份。另外，在符合所有適用法律之情況下，本公司可向收購本公司股份或任何該等附屬公司或控股公司股份之信託人提供資助，該等股份乃為本公司、其附屬公司，本公司任何控股公司或任何該等控股公司之任何附屬公司之僱員（包括受薪董事）之利益而持有。

(f) 披露在與本公司或其任何附屬公司所訂立合約中之權益

任何董事或建議委任之董事不得因其職位而失去以賣方、買方或任何其他身份與本公司訂立合約之資格，且任何該等合約或由本公司或本公司之代表與任何人士、公司或合夥人而任何董事為其中之股東或於其中有利益關係訂立之其他合約或安排亦不得因此撤銷。參加訂約或身為股東或有此利益關係之任何董事毋須因其董事職務或由此而建立之受託關係，向本公司交代其由任何此等合約或安排所獲得之溢利，惟倘其於該等合約或安排中擁有重大權益，則須盡早於其可出席之董事會（「董事會」）會議上，特別申明或以一般通告之方式（表明鑑於通告所列之事實，彼須被視為於本公司或會訂立之特定類別之任何合約中擁有權益）申明其權益之性質。

董事不得就其有重大利益之合約或安排或任何其他建議之任何董事決議案投票（亦不可計入會議之法定人數內）；惟此項限制不適用於下列任何情況：

(i) 就董事在本公司、其控股公司或其任何附屬公司之要求下或為該等公司之利益借出款項或引致責任而向該董事提供任何抵押或賠償保證；

(ii) 就董事本身為本公司或其任何附屬公司之債項或債務作出全部或部份擔保或抵押而向第三者提供任何抵押或賠償保證；

按照公司章程之規定及本公司於股東大會作出之任何決定並且不損害任何股份持有人獲賦予或任何類別股份所附之任何特別權利，董事可在其認為適當之時間，按其認為適當之代價，向其認為適當之人士發行附有該等優先權、遞延權、資格權或其他特權或限制(無論有關股息、投票權、資本歸還或其他方面)之股份。按照公司法之規定及授予任何股份之持有人之任何特權或附於任何類別股份之特權，經特別決議案批准，任何股份之發行條款可規定由本公司或股份持有人選擇將股份贖回。

(b)　出售本公司或任何附屬公司資產之權力

本公司之業務由董事管理。除了公司章程指明董事獲得之權力及授權，董事在不違反公司法、公司章程或其他由本公司在股東大會不時制定之規則(惟本公司在股東大會制定之規則，不得使董事在之前所進行而當未有該規則時原應有效之事項無效)，且與上述公司法及公司章程並無抵觸之情況下，可行使本公司一切權力及進行一切事項，而該等權力及事項並非公司章程或公司法指明或由股東大會規定須由本公司行使或進行者。

(c)　失去職位之補償或付款

向董事或前任董事支付款項作為失去職位之補償，或其退任之代價或有關之付款(並非合約規定須付予董事者)必須事先獲得本公司在股東大會批准。

(d)　給予董事之貸款

公司章程有關於禁止給予董事及聯繫人士貸款之規定，與公司條例之限制相同。

公司組織章程

1. 公司組織章程大綱

本公司之公司組織章程大綱乃於二零零一年七月六日採納，其中規定本公司股東承擔有限之責任，且本公司之成立宗旨並無限制(包括可作為控股及投資公司)，且本公司應有全部權力和授權實現任何法律並無禁止之目標，正如公司法第7(4)條所規定，本公司亦將擁有且能夠全面行使作為一名自然人所應有之全部行為能力，而不論公司法第27(2)條有關公司利益之規定，惟由於本公司為獲豁免公司，本公司不會在開曼群島與任何人士、商號或公司進行交易，惟促進本公司在開曼群島外進行之業務者除外。

本公司之宗旨詳載於公司組織章程大綱第3條。該大綱在本配售章程附錄五「備查文件」一節所載地址可供查閱。

2. 公司章程

本公司之公司章程乃於二零零一年七月六日採納，包括以下規定：

A. 股份類別

本公司股本由普通股組成。

B. 董事

(a) 配發及發行股份之權力

根據公司法及公司組織大綱及公司章程，本公司之未發行股份(不論為原股本或任何新增股本之組成部份)得由董事處置，董事可在其認為適當之時間，按其認為適當之代價及條款，向其認為適當之人士發售或配發股份或授予購股權或以其他方式作出處置。

估值證書

物業	概況及租約詳情	二零零一年四月三十日現況下之資本值
1. 九龍 尖沙咀 廣東道30號 新港中心 第一座 15樓 1504室	該物業為一幢於一九八三年落成之13層高(建於6層高商場連停車場平台上)之商業大廈15樓一個寫字樓單位。 該物業建築面積約134.06平方米(1,443平方尺)。該物業現由　貴集團佔用作辦事處用途。 該物業目前由　貴公司董事利先生之聯繫人士第一亞洲金融集團有限公司分租予　貴集團,租期自二零零零年十月一日起至二零零一年十月三十一日止為期十三個月,月租24,531港元,不包括差餉、管理費及水電費。	無商業價值
2. 九龍 九龍灣 啟祥道9號 信和工商中心 10樓 21及22號 工場	該物業為一幢於一九八七年落成之10層高(建於地庫停車場上)之工業大廈10樓兩個工場單位。 該物業總建築面積約103.12平方米(1,110平方尺)。該物業現由　貴集團佔用作辦事處及貨倉用途。 根據日期為二零零零年十二月二十二日之租約,該物業原先由　貴公司執行董事王先生租予　貴集團,租期自二零零零年十二月一日起至二零零一年十一月三十日止為期一年,月租6,000港元,包括差餉、地租及管理費。 於二零零一年四月九日王先生將該物業轉讓予獨立第三者周建強先生後,周先生就有關租約按相同條款成為新業主。	無商業價值

估值概要

物業	二零零一年四月三十日現況下之資本值
1. 九龍 尖沙咀 廣東道30號 新港中心第一座 15樓1504室	無商業價值
2. 九龍 九龍灣 啟祥道9號 信和工商中心 10樓21及22號工場	無商業價值

吾等之估值並無考慮任何抵押、按揭或物業所欠負債項或出售時可能涉及之任何費用或稅項。除另有註明者外，吾等假設該等物業概無涉及可影響其價值之繁重負擔、限制及支出。

隨函附奉估值概要及估值證書。

此 致

Thiz Technology Group Limited
(即時科研集團有限公司)
九龍
尖沙咀
廣東道30號
新港中心第一座
15樓1504室
列位董事 台照

代表
戴德梁行有限公司
董事
黃儉邦
註冊專業測量師
(產業測量組)
A.H.K.I.S., M.R.I.C.S.
謹啟

二零零一年七月二十日

註： 黃儉邦先生為註冊專業測量師，在評估香港物業方面擁有豐富經驗。

(c) 任何較早前之假設交換合約日期之市況、價格水平及其他因素均與於估值日期者相同；

(d) 不考慮有特殊興趣買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及自願情況下進行交易。」

吾等之估值乃假設 貴集團在公開市場出售物業權益，而並無憑藉遞延條款合約、售後租回、管理協議或任何其他類似安排以影響該等物業權益之價值。此外，吾等之估值並無假設任何方式之強迫出售情況。

有關物業權益由 貴集團在香港租用，並由於有關物業乃被禁止轉讓或並無產生重大租金溢利，故並無商業價值。

吾等在頗大程度上依賴 貴集團所提供之資料，並接納給予吾等有關圖則批准或法定通告、地役權、佔用情況、年期、租約詳情、物業年期、樓面面積、樓宇圖則、業主與租戶身份及所有其他有關方面之資料。

貴集團已向吾等提供有關物業權益之租約副本。然而，吾等並無查閱文件正本，以核實業權或確定是否存在任何修訂。估值證書所載尺寸、量度及面積均以吾等獲提供之文件所載資料為基礎，故此僅為約數。吾等並無理由懷疑 貴集團提供予吾等而對估值關係重大之資料之真確程度，而 貴集團亦向吾等表示所提供資料並無遺漏重大事實。

吾等曾視察有關物業之外貌，並在可能情況下視察物業內部。吾等並無進行結構測量，惟於視察過程中並無發現任何嚴重損壞。然而，吾等無法呈報有關物業是否確無腐朽、蟲蛀或任何其他結構性損壞。吾等並無測試任何設施。

以下為戴德梁行有限公司就本集團於香港之物業權益截至二零零一年四月三十日之估值而編製以供收錄於本配售章程之函件、估值概要及估值證書全文。

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

Formerly C Y Leung & Company
原梁振英測量師行

敬啟者：

吾等按照　閣下之指示對隨附估值概要（「概要」）所載列由Thiz Technology Group Limited（即時科研集團有限公司）（「貴公司」）及其附屬公司（以下統稱「貴集團」）所持有之香港物業權益進行估值，吾等確認曾進行實地視察、作出有關查詢及查冊，並取得吾等認為必需之其他資料，以向　閣下呈報吾等對於該等物業權益截至二零零一年四月三十日（「估值日期」）公開市值之意見。

吾等對各項物業權益之估值反映其公開市值。所謂「公開市值」，就吾等所下定義而言，乃指「個別物業權益於估值日期在下列假定情況下無條件出售換取現金代價而估計可取得之最高價格：

(a) 有自願賣方；

(b) 在估值日期前有一段合理期間（視乎物業性質及市況而定）在市場適當推銷該項權益、協商價格與條款及完成出售；

5. 董事酬金

除本文所披露者外，　貴公司或其任何附屬公司於有關期間並無已付或應付予　貴公司董事之酬金。

根據現行安排，截至二零零二年三月三十一日止年度應付董事袍金及其他酬金估計約為2,340,000港元，不包括根據董事服務合約應付之表現花紅，有關合約條款載列於配售章程附錄四「服務合約詳情」一段。

6. 結算日後事項

二零零一年三月三十一日後至本報告日期止發生下列事項:

(a) 貴集團為籌備上市完成一項重組。

(b) 二零零一年七月五日，　貴公司透過發行69,380股股份將為數約9,923,000港元之股東貸款撥充資本。撥充資本有關詳情載於本配售章程附錄四「本公司其他資料」一節內「股本變動」分節。

7. 結算日後財務報表

貴集團、　貴公司或其任何附屬公司概無就二零零一年三月三十一日後任何期間編製任何經審核財務報表。

此　致

列位董事
即時科研集團有限公司
群益亞洲有限公司
寶來證券(香港)有限公司　台照

梁學濂會計師事務所
執業會計師
香港
謹啟

二零零一年七月二十日

該等貸款乃免息、無抵押及通知即償還。於二零零一年三月三十一日後，有關貸款經已撥充資本，詳情見下文6(b)節。倘就有關尚未償還之股東貸款於有關期間按當時之加權平均最優惠利率計算估計利息，則　貴集團截至二零零一年三月三十一日止兩個年度應產生利息分別約485,000港元及749,000港元。

(g) 或然負債

截至二零零一年三月三十一日，　貴集團並無重大或然負債。

(h) 遞延税項

截至二零零一年三月三十一日，　貴集團並無任何重大未撥備遞延税項。

(i) 儲備變動

截至有關期間並無儲備變動須予披露。

(j) 承擔

(i) 截至二零零一年三月三十一日，　貴集團根據於一年內屆滿之經營租約須於下年度就下列項目支付款項之承擔如下:

	千港元
土地及樓宇	318
伺服器	48
	366

(ii) 截至二零零一年三月三十一日，上文第3(h)(vii)節所述寫字樓物業涉及之　貴集團之經營租約承擔計入上文(j)(i)內之數額約達172,000港元。

(iii) 截至二零零一年三月三十一日，上文第3h(viii)節所述辦公室物業涉及之　貴集團經營租約承擔計入上文(j)(i)內之數額為48,000港元；其中王凱煌先生應收取約1,600港元。

(iv) 截至二零零一年三月三十一日，　貴集團根據一項於二零零零年十一月八日訂立有關成立即時盛創企業系統有限公司之協議承擔向該共同控制企業出資325,000港元作為股東貸款。　貴集團所出資之股東貸款將為免息、無抵押及將無特定還款期。

(v) 除上述者外，　貴集團截至二零零一年三月三十一日並無重大資本及財務承擔。

(k) 貴公司負債淨額

貴公司根據重組於二零零一年七月五日成為　貴集團之控股公司。截至二零零一年三月三十一日，　貴公司負債淨額約為51,000港元，此為有關一位董事代　貴公司所支付費用因而欠負該董事之金額。

(l) 可分派儲備

截至二零零一年三月三十一日，　貴公司並無可供分派予股東之儲備。

附註:

(a) 固定資產

	成本	累計折舊	賬面淨值
	千港元	*千港元*	*千港元*
電腦設備	129	59	70
辦公室設備	229	77	152
傢俬及裝置	184	58	126
	542	194	348

(b) 所佔一間共同控制企業權益

	千港元
應佔負債淨額	(110)
貸款予共同控制企業	126
	16

有關共同控制企業即時盛創企業系統有限公司之詳情收錄於上文第1節。所墊支予共同控制企業之貸款乃免息、無抵押及並無特定還款期。

(c) 存貨

	千港元
ThizLinux套裝程式／唯讀光碟	19

存貨全部均以成本入賬。

(d) 應付董事款項

有關結餘為截至二零零一年三月三十一日止年度之應計董事酬金，現計劃於二零零一年七月自配售　貴公司股份所得款項淨額中撥資償還。

(e) 應付有關連公司款項

有關款項主要屬貿易性質，為免息、無抵押及通知即償還。該等款項現計劃於二零零一年七月自配售　貴公司股份所得款項淨額中撥資償還。

(f) 股東貸款

股東貸款詳情如下:

	千港元
利仕騰	2,977
王凱煌	6,946
	9,923

4. 負債淨額

以下為　貴集團截至二零零一年三月三十一日按上文第1節所載列基準編製之合併負債淨額概要:

	附註	千港元
非流動資產		
固定資產	(a)	348
所佔一間共同控制企業權益	(b)	16
		364
流動資產		
存貨	(c)	19
應收一間共同控制企業款項		1
應收賬項		242
按金及預付款項		1,133
現金及銀行結存		503
		1,898
流動負債		
應付賬項		378
應計賬項及已收按金		667
稅項		6
應付董事款項	(d)	2,101
應付有關連公司款項	(e)	379
股東貸款	(f)	9,923
		13,454
流動負債淨額		(11,556)
負債淨額		(11,192)

(iv) 王凱煌先生乃該有關連公司最終控股公司之股東兼董事。利仕騰先生亦為一間公司之股東兼董事，而該公司則為該有關連公司股東之一。　貴公司其中一間附屬公司由二零零零年七月二十七日至二零零零年十一月三十日為止出任為龍毅發展有限公司其中一家分銷商，有關電腦乃予轉售並獲取溢利。

(v) 就有關上文(iv)所述　貴集團銷售龍毅發展有限公司電腦方面，　貴集團按每台連同ThizLinux售予客戶之電腦向龍毅發展有限公司收取標準費用。

(vi) 上文(iv)所述　貴公司之附屬公司自二零零零年十二月一日起出任龍毅發展有限公司之代理商，透過B2C網上平台及其現有渠道銷售該公司之產品。龍毅發展有限公司所支付之6%銷售佣金乃等同於　貴集團向加入　貴集團B2C平台之客戶所收取之標準費用。

(vii) 貴集團租用之其中一項寫字樓物業乃分租自第一亞洲金融集團有限公司。由於　貴集團已全面租用有關寫字樓物業，　貴集團所支付租金乃等同於第一亞洲金融集團有限公司以主要租戶身份向業主所支付之租金。利仕騰先生為第一亞洲金融集團有限公司之董事兼主要股東。

(viii) 所支付租金按當時適用市場租值釐定。二零零一年四月九日，王凱煌先生將　貴集團所租用物業轉讓予一名獨立第三者；該名獨立第三者已同意遵守王凱煌先生與　貴集團所訂立原有租約之條款及條件。

貴公司董事認為，上述交易乃在　貴集團正常業務範圍內按一般商業條款進行。

貴公司董事同時確認，僅有上文(v)至(vii)所述交易將會於上市後仍繼續進行。

除上述者及下文第4(j)(ii)及(iii)節所載列經營租約承擔外，尚有應付董事款項、應付有關連公司款項及股東貸款。此等結餘之詳情載於下文4(d)至(f)節。

(f) 股息

貴公司或其附屬公司自註冊成立以來均未曾派發或宣佈派發任何股息。

(g) 每股虧損

每股基本虧損乃按　貴集團各有關期間之虧損，並假設139,450,000股股份已於有關期間內發行（包括截至配售章程日期已發行之278,900股股份及根據資本化發行將予發行之139,171,100股股份（進一步詳情見配售章程附錄四「股本變動」一段））而計算。

(h) 有關連人士交易

貴集團於有關期間與其有關連人士訂立下列重大交易：

		截至三月三十一日止年度	
		二零零零年	二零零一年
	附註	*千港元*	*千港元*
向Global User Inc.銷售電腦外圍設備	*(i)*	2,029	–
向Global User Inc.購置電腦外圍設備	*(ii)*	1,603	–
向安訊科技有限公司提供美術服務	*(iii)*	243	318
向龍毅發展有限公司購置電腦	*(iv)*	–	1,700
銷售龍毅發展有限公司電腦所產生ThizLinux分銷收入	*(v)*	–	9
來自龍毅發展有限公司之佣金收入	*(vi)*	–	29
就第一亞洲金融集團有限公司分租之寫字樓物業所支付租金	*(vii)*	–	147
向王凱煌先生支付寫字樓租金	*(viii)*	–	24

附註：

(i) 貴公司董事黃琬瑜女士及王凱煌先生為該有關連公司之董事，而王凱煌先生同時為該有關連公司之股東。此等交易乃按成本另加3%至5%之溢利進行。

(ii) 此等交易乃按市價進行。

(iii) 王凱煌先生乃該有關連公司最終控股公司之股東兼董事。　貴公司董事利仕騰先生亦為另一間公司之股東兼董事，而該公司則為該有關連公司股東之一。有關美術服務乃按成本另加80%之溢利提供予安訊科技有限公司。

所支付予此等僱員之酬金詳情如下:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千港元	*千港元*
薪金及津貼	176	347
退休金計劃供款	—	6
	176	353

此等僱員之酬金介乎以下幅度:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	僱員人數	*僱員人數*
零至1,000,000港元	4	2

(iii) 於有關期間，概無董事放棄收取任何酬金， 貴集團亦並無向董事或五名最高薪人士支付任何酬金，作為加盟 貴集團之獎勵或作為離職補償。

(d) 退休金計劃

於有關期間，除一項根據強制性公積金計劃條例註冊之計劃外， 貴集團並無為其僱員或董事提供任何正式之退休金計劃。截至二零零一年三月三十一日止兩個年度， 貴集團向該計劃分別供款零港元及47,000港元。截至二零零一年三月三十一日， 貴集團並無有關根據香港法例第57章僱傭條例規定須向其僱員支付長期服務金之重大責任。

(e) 税項

由於有關期間 貴集團在香港並無產生任何應課税溢利，故並無作出香港利得税撥備。

於美利堅合眾國加州註冊成立及營運之 貴公司主要經營附屬公司PC Media, Inc.於有關期間錄得虧損。因此，根據有關法例規定，其僅須繳納有關期間之加州專營税最低納税額。税項指有關加州專營税最低納税額撥備。

鑑於 貴集團於有關期間並無任何重大未撥備遞延税項，故並無作出遞延税項撥備。

(c) **貴公司董事及僱員酬金**

(i) 於有關期間已支付或應付予 貴公司董事之酬金詳情如下：

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千港元	*千港元*
袍金	–	–
基本薪金、房屋福利、其他津貼及實物利益	101	2,106
退休金計劃供款	–	7
花紅	–	–
	101	2,113

截至二零零零年三月三十一日止年度，兩名董事並無收取酬金，一名董事則收取個別酬金約101,000港元。截至二零零一年三月三十一日止年度，三名董事分別已收取或應收取個別酬金合共234,000港元、940,000港元及939,000港元。

貴集團於有關期間並無獨立非執行董事。

酬金介乎以下幅度之 貴公司董事人數如下:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	董事人數	*董事人數*
零至1,000,000港元	3	3

(ii) 貴集團五名最高薪人士之酬金如下:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千港元	*千港元*
董事	101	2,113
僱員	176	353
	277	2,466

附註:

(a) 營業額

營業額指售出電腦產品及ThizLinux套裝程式／唯讀光碟、分銷收入、佣金收入、提供美術及網絡設計服務經扣除退貨及折扣後之發票值。

營業額茲分析如下:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千港元	千港元
銷售電腦產品	34,616	2,963
銷售電腦產品所得佣金收入	—	29
銷售ThizLinux套裝程式／唯讀光碟	—	37
ThizLinux分銷收入	—	813
提供美術及網絡設計服務	307	473
	34,923	4,315

(b) 經營虧損

經營虧損已扣除／(計入)下列各項:

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千港元	千港元
核數師酬金	—	60
已售存貨成本	34,379	2,749
折舊	76	107
伺服器經營租約租金	—	315
土地及樓宇經營租約租金	543	1,034
呆賬撥備	197	—
員工成本(不包括董事酬金)	580	2,320
利息收入	(31)	(12)
分租土地及樓宇所得租金收入	(134)	(314)

3. 業績

以下為　貴集團於有關期間之合併業績概要，此概要經作出吾等認為適當之調整後按上文第1節所載列基準編製：

		截至三月三十一日止年度	
		二零零零年	二零零一年
	附註	千港元	千港元
營業額	(a)	34,923	4,315
銷售成本		(34,436)	(2,852)
毛利		487	1,463
其他收入		358	358
銷售及分銷費用		(522)	(817)
一般及行政費用		(2,151)	(7,063)
經營虧損	(b)	(1,828)	(6,059)
應佔一間共同控制企業虧損		–	(160)
除税前虧損		(1,828)	(6,219)
税項	(e)	(12)	(6)
年度虧損		(1,840)	(6,225)
股息	(f)	–	–
每股虧損	(g)	1.32仙	4.46仙

於合併賬目時，一間海外附屬公司財務報表按結算日之適用滙率換算為港元。換算所產生一切滙兑差額均作儲備變動處理。

(g) 經營租約

經營租約付款按各項租約年期以直線法入賬。

(h) 研究及開發成本

研究及開發成本包括因研究及開發活動直接產生之一切成本或可按合理基準撥歸有關活動之一切成本。於有關期間，由於並無研究及開發成本符合將有關成本確認為資產之準則，故有關成本乃於產生期間確認為開支入賬。

(i) 有關連人士

倘任何一方可直接或間接控制另一方或可對另一方在作出財務及營運決策方面發揮重大影響力，或倘雙方共同受他人控制或受制於重大共同影響力，則此等人士乃被視為有關連人士。有關連人士可為個人或法人團體。

折舊乃按下列估計可使用年期以直線法撇銷其成本而計算：

電腦設備	－3年
傢俬及裝置	－5年至7年
辦公室設備	－3年至7年

於收益表確認之固定資產出售或報廢損益指銷售所得款項與有關資產賬面值兩者間之差額。

(c) 共同控制企業

共同控制企業乃指涉及成立獨立實體之合營安排，該實體由合營各方共同控制，合營各方其中任何一方對該實體均並無單方面之控制權。

貴集團所應佔一間共同控制企業之收購後業績列入合併業績計算。 貴集團所佔該共同控制企業權益最初按成本值入賬，其後則就 貴集團所應佔該共同控制企業資產淨值於收購後之變動而調整。

(d) 存貨

存貨乃按成本值與可變現淨值兩者中之較低者入賬。成本乃按加權平均法列賬，並計入一切購買成本及將存貨運抵現址及達致現況所引起之其他成本。可變現淨值指正常業務範圍內之估計售價扣除完成銷售之估計所需成本。

(e) 遞延税項

遞延税項就一切時差所導致預計於可見將來很可能會實現之税務影響以負債法計算。遞延税項資產在可合理確定變現之情況下始予確認入賬。

(f) 外幣換算

於有關期間，外幣交易均按交易日之滙率換算為港元。以外幣結算之貨幣資產及負債均按結算日之市場滙率換算為港元。外幣換算差額均撥入收益表處理。

2. 主要會計政策

貴集團就編製本報告所載財務資料而採用之主要會計政策與香港公認會計原則符合一致，茲載列如下：

(a) 收入確認

銷售貨品所得收入於貨品擁有權之重大風險及回報已轉歸買方時確認。

ThizLinux分銷收入於收取款項之權利確立時確認。

佣金收入於服務提供時確認。

提供美術及網絡設計服務所得收入於有關服務提供時確認。

經營租約所得租金收入乃以直線法於租約期內確認。

利息收入乃按時間比例基準累計。

(b) 固定資產及折舊

固定資產乃按成本減累計折舊入賬。

資產之成本包括購買價及任何將資產達致其運作狀況及地點作擬定用途之直接應佔成本。固定資產投入運作後產生之支出，例如維修保養費，一般於產生期間自收益表扣除。倘清楚顯示有關支出導致運用該固定資產預期獲得之經濟效益有所增加，則有關支出將撥充資本，作為該固定資產之額外成本。

固定資產賬面值乃予定期檢討，以評估其可收回金額是否已下降至低於其賬面值。倘有此情況出現，賬面值乃予調低至其可收回金額。於釐定可收回金額時，預期日後現金流量乃折現計算至其現值。

公司名稱	註冊成立地點及日期	已發行及繳足股本	應佔股權 直接 %	應佔股權 間接 %	主要業務
Thiz.Com (Hong Kong) Limited	香港 二零零零年一月二十四日	普通股 10,000港元		100	投資控股、互聯網服務及B2C電子商貿
PC Media, Inc.	美利堅合眾國 一九九八年六月八日	普通股 50,000美元		100	發展互聯網
Thiz Design Group Limited	香港 二零零零年三月十七日	普通股 10,000港元		100	美術設計及網絡開發
即時系統科研有限公司	香港 二零零零年一月二十八日	普通股 10,000港元		100	投資控股、開發及銷售Linux產品
即時貿易網有限公司	香港 二零零零年一月二十八日	普通股 10,000港元		100	B2B電子商貿
拍賣站有限公司	香港 二零零零年一月二十八日	普通股 10,000港元		100	暫無業務
投資交易所有限公司	香港 二零零零年一月二十八日	普通股 10,000港元		100	暫無業務
精英站有限公司	香港 二零零零年一月二十八日	普通股 10,000港元		100	暫無業務
Thiz.Com (China) Limited	英屬處女群島 二零零零年二月二十五日	普通股 1美元		100	暫無業務
共同控制企業					
即時盛創企業系統有限公司	香港 二零零零年十二月十三日	普通股 100,000港元		50	軟件開發

雖然　貴集團自成立以來一直錄得虧損，基於下列理由，概要乃按　貴集團將持續營運之基準而編製：

i. 王凱煌先生及利仕騰先生已承諾向　貴集團持續提供財政資助，以使其能如期償還到期負債。此項承諾將在　貴公司股份於香港聯合交易所有限公司創業板市場上市(「上市」)時終止。

ii. 二零零一年七月五日，　貴公司透過發行69,380股股份將為數約9,900,000港元之股東貸款撥充資本。

iii. 貴公司擬將上市所得款項淨額約26,000,000港元撥作資本開支、營運資金及一般公司用途。

於本報告日期，　貴公司直接或間接擁有下列附屬公司及共同控制企業之權益，有關公司全部均為私人公司(或如在香港以外地區註冊成立，則其與香港私人公司之特質大致相同)，有關詳情茲載列如下：

公司名稱	註冊成立地點及日期	已發行及繳足股本	應佔股權 直接 %	應佔股權 間接 %	主要業務
附屬公司					
Thiz Technology Group (BVI) Holdings Limited	英屬處女群島 二零零零年九月十五日	普通股 100美元	100		投資控股
THIZLINUX INC.	英屬處女群島 二零零零年十月六日	普通股 1美元		100	投資控股
THIZBIZ INC.	英屬處女群島 二零零零年十月六日	普通股 1美元		100	投資控股
Thiz.Com Inc.	英屬處女群島 二零零零年一月七日	普通股 200,000美元		100	投資控股

吾等於本報告所述各段期間擔任 貴集團屬下其他公司之核數師。

就本報告而言，吾等曾根據香港會計師公會頒佈之「售股章程及申報會計師」核數指引審核目前組成 貴集團之所有公司於有關期間或（倘為較短期間）自該等公司各自註冊成立日期以來之經審核財務報表或（如適用）管理賬目。吾等並無審核組成 貴集團之該等公司於二零零一年三月三十一日後任何期間之任何財務報表。

下文所載 貴集團於有關期間之合併業績及 貴集團截至二零零一年三月三十一日之合併負債淨額概要（「概要」）乃根據目前組成 貴集團之該等公司之經審核財務報表或（如適用）管理賬目並經作出吾等認為適當之調整以及按下文第1節所載列基準編製。

貴公司董事須負責編製真實公平之概要。在編製概要時，必須選擇並貫徹採用適當之會計政策。吾等之責任乃就概要提供獨立意見。

吾等認為，按下文第1節所載呈列基準，就本報告而言，概要連同有關附註足以真實及公平地反映 貴集團截至有關期間之合併業績，以及 貴集團截至二零零一年三月三十一日之合併負債淨額。

1. 呈列基準

有關期間之合併業績概要乃假設現行集團架構於有關期間或（倘為較短期間）自個別公司註冊成立日期以來已一直存在而編製。 貴集團截至二零零一年三月三十一日之合併負債淨額概要乃為呈列組成 貴集團之該等公司截至該日之資產及負債而編製，並假設現行集團架構截至二零零一年三月三十一日已一直存在。

集團內公司間一切重大交易及結餘已於合併賬目時撇銷。

梁學濂會計師事務所

香港
銅鑼灣
威非路道18號
萬國寶通中心26樓

敬啟者：

以下為吾等就即時科研集團有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)截至二零零一年三月三十一日止兩個年度各年(「有關期間」)之財務資料作出之報告，以供收錄於 貴公司日期為二零零一年七月二十日之配售章程(「配售章程」)內。

貴公司於二零零零年十二月六日根據開曼群島公司法(二零零零年修訂本)在開曼群島註冊成立為受豁免有限公司。根據於二零零一年七月五日完成之集團重組(「重組」，有關詳情載於配售章程附錄四， 貴公司成為下文第1節所載列附屬公司之控股公司。

貴公司、Thiz Technology Group (BVI) Holdings Limited、THIZBIZ INC. 及THIZLINUX INC.並無編製經審核財務報表；除本文所述重組外，此等公司自其各自註冊成立日期以來，從未進行任何業務交易。鑑於PC Media, Inc.、 Thiz.Com (China) Limited 及Thiz.Com Inc.註冊成立所在地點並無法定審核規定，該等公司並無編製自其各自註冊成立日期以來之財務報表。就本報告而言，吾等已根據香港會計師公會頒佈之核數準則及指引，對此等公司於本報告所述各段期間之管理賬目進行獨立審核。

保薦人於本公司之權益

除(i)群益亞洲根據配售協議之權利及責任、(ii)應付予保薦人之財務顧問及文件編製費；及(iii)根據群益亞洲與本公司於二零零一年七月十九日訂立之保薦人協議（據此群益亞洲將留任為本公司保薦人，直至二零零四年三月三十一日為止，並就此收取費用）之有關權益外，保薦人及彼等任何一方之聯繫人士（定義見創業板上市規則）概無擁有本集團任何成員公司任何股權，亦概無擁有任何可認購或委任他人認購本集團任何成員公司任何股份之權利或購股權（不論可否依法執行）或根據配售之任何權利。

承諾

初期管理層股東已給予不出售承諾，有關詳情載述於本配售章程「主要股東及初期管理層股東」一節。

本公司於配售協議中已向保薦人及群益證券承諾不會，而執行董事亦已各自向群益證券承諾會促使本公司或其任何附屬公司不會(i)於股份在創業板開始買賣當日起計首六個月期間；及(ii)於股份在創業板開始買賣當日起計第二段六個月期間發行任何股份或其他證券，或授出或同意授出任何購股權、認股權證或其他可認購或以其他方式收購股份或其他證券之權利，或購回本公司任何證券，以致控權股東不再持有超過本公司不時之股本35%。

此外，各控權股東已向本公司、聯交所及保薦人承諾，倘有關出售導致彼等不再控制本公司股東大會表決權35%以上，其不會於上市日期後六個月當日起計六個月期間出售（或訂立任何協議出售）其任何一方各自於本公司所佔直接或間接權益。

IML已向本公司、聯交所及保薦人承諾，(i)於股份在創業板開始買賣當日起計首12個月內促使不會將其EIIL股份售予任何第三者，或分派予Intelligent Management Discretionary Trust（IML為Intelligent Management Discretionary Trust之受託人，持有EIIL全部權益）之受益人；及(ii)不會委任替代或新受託人。

佣金及費用

群益證券將會就其所順利配售之所有配售股份配售價收取2.5%作為配售佣金，並從中支付任何分代理佣金。群益亞洲將收取財務顧問及文件編製費。配售佣金、財務顧問及文件編製費、聯交所交易徵費、法律及其他專業費用，連同有關印刷及其他配售相關費用估計合共約為6,500,000元，本公司及賣方須分別支付有關款項之約75%及約25%。

配售安排及費用

配售協議

根據配售協議，本公司現正按照本配售章程之條款及條件並在其規限下，以配售價提呈新股以供認購，賣方則提呈出售銷售股份。群益證券已同意，在二零零一年八月十九日或之前，待聯交所創業板上市委員會批准本配售章程所述已發行及將發行股份上市及買賣，並達成配售協議所載若干其他條件後，盡力安排他人根據本配售章程之條款及條件認購及購買配售股份。

終止之理由

倘於緊接根據配售寄發股份股票日期前之營業日（星期六除外）下午五時前任何時間發生下列任何事件，群益證券根據配售協議之責任即告終止：

(a) 下述情況形成、出現或生效：

(i) 任何新法例或政府規例之實施或任何性質事件之出現，而群益證券全權認為對本集團業務或其中任何部份業務造成或將會造成不利影響或屬不利於配售之情況；或

(ii) 本地、國家、國際、金融、政治或經濟狀況出現任何變動，而群益證券全權認為屬不利於配售之情況；或

(iii) 市況出現任何不利變動，而群益證券全權認為對配售造成不利影響，以致不應或不宜進行配售；或

(b) 群益證券發現任何事情或事件顯示本公司、EIIL及執行董事於配售協議中作出之任何聲明及保證在任何方面乃屬失實或不確，而群益證券全權認為屬重大者。

申請時應付價格

申請時應付之總價格為配售價每股股份1.19元另加1%經紀佣金及0.01%聯交所交易徵費，即每2,000股配售股份須支付2,404.04元。

配售之條件

配售股之申請須於配售協議所列明日期及時間(除非該等條件已於有關日期及時間或之前獲有效豁免)或之前達成下列條件後，方獲接納：

1. 聯交所創業板上市委員會批准已發行及根據配售(包括因行使超額配股權而發行之股份)及資本化發行而將予發行之股份上市及買賣；

2. 群益證券根據配售協議須履行之責任達成所有條件(包括群益證券豁免任何條件)，而配售協議並無根據其條款或因其他理由而終止；及

3. 根據配售籌集最少41,055,000元款項，而有關代價須於股份在創業板開始買賣前收訖，

惟上述條件無論如何不得遲於二零零一年八月十九日(即本配售章程刊發日期後30日當日)達成。

倘於上文所列明日期及時間前仍未達成或豁免有關條件，則配售將告作廢，並須隨即向聯交所作出有關知會。本公司將於該配售作廢翌日在創業板網站發放有關通告。

全職僱員優先認購權

僅就分配而言，本集團全職僱員(董事、本公司行政要員、股份現有實益擁有人及彼等各自之聯繫人士除外)可優先認購最多達3,450,000股配售股份(即根據配售初步提呈發售之配售股份10%)。

穩定市場及超額分配

就配售而言，群益證券可超額分配股份，並於本配售章程刊發日期起計30日內行使超額配股權、借入股份或在二手市場購買股份以補足超額分配情況。超額分配股份之數目不得超過因行使超額配股權可發行之股份數目，即4,100,000股股份，相當於根據配售初步提呈股份約11.9%。群益證券亦可進行交易以穩定或維持股份之市價。此等交易可在所有容許進行有關交易之司法權區按所有適用法例及監管規定進行。交易開始後可隨時終止。如就分銷股份進行穩定市場交易，則有關交易將由群益證券全權酌情處理。

穩定市場乃證券從業員在若干市場促銷證券之慣用手法。證券從業員可於指定期間在二手市場競價購買新發行之證券，以減慢及盡可能防止該等證券之最初公開發售價下跌，從而達至穩定價格目的。所穩定價格不得高於配售價。

穩定市場並非香港分銷證券之常用手法。在香港，於聯交所進行之穩定市場活動只限於證券從業員純粹為補足發售之超額分配而在二手市場實際購買股份。香港法例第333章證券條例之有關規定禁止在若干情況下，以掛鈎或穩定證券價格之方式操控市場。

為方便處理配售之超額分配情況，群益證券可在行使超額配股權前透過借股安排向利先生借入股份或循其他途徑購買足夠股份。利先生不會就有關借股安排收取任何款項或利益。所有借股安排均會根據一切適用法例及監管規定進行。

最低公眾持股量

根據配售初步提呈發售之34,500,000股配售股份將佔本公司緊隨配售及資本化發行完成後已發行股本20.9%。本公司在創業板上市後任何時間必須根據創業板上市規則就其不時已發行股本最少維持20%之公眾持股量。

配售

根據配售將發行26,000,000股新股及8,500,000股銷售股份，相當於緊隨配售及資本化發行完成後惟於超額配股權行使前本公司經擴大已發行股本約20.9%。於8,500,000股銷售股份當中，7,200,000股股份(約佔銷售股份85%)由EIIL提呈，1,300,000股股份(佔銷售股份約15%)則由利先生提呈。此外，本公司已授予群益證券超額配股權，群益證券可於本配售章程刊發日期後30日內隨時行使超額配股權，要求本公司按配售之適用相同條款額外發行合共4,100,000股股份(佔配售初步提呈發售之配售股份約11.9%)，以補足配售之超額分配情況。倘全面行使超額配股權，則配售股份將佔緊隨配售、資本化發行及行使超額配股權完成時本公司已發行股本約22.8%。

配售由群益證券盡力經辦而並無包銷安排。聯席牽頭經辦人僅參與群益證券牽頭經辦下之分配售安排而非出任本公司之代理。根據配售，預期群益證券或其委任之銷售代理將有條件配售該等配售股份，認購配售股份之投資者則須支付配售價另加1%經紀佣金及0.01%聯交所交易徵費。在符合有關證券法規之情況下，配售股份將配售予香港及若干其他司法權區之經挑選專業及機構投資者。配售股份亦可配售予香港之個人投資者。專業及機構投資者一般包括經紀、證券商、日常業務涉及股份及其他證券買賣之高淨資產值個人及公司(包括基金經理)，以及經常從事股份及其他證券投資之法人機構。

分配基準

配售股份之分配取決於多項因素，包括需求程度及時間、預期有關投資者會否於股份在創業板上市後購入更多股份或持有或出售其股份等。上述分配旨在透過分銷配售股份建立鞏固之專業及機構股東基礎，此對本公司及其股東整體有利。

下表展示所得款項運用時間表：

	最後實際可行日期至二零零一年九月三十日	截至二零零二年三月三十一日止六個月	截至二零零二年九月三十日止六個月	截至二零零三年三月三十一日止六個月	截至二零零三年九月三十日止六個月	截至二零零四年三月三十一日止六個月	總計
				(百萬元)			
注資合營企業開發在Linux上操作之應用軟件	1.0	1.1	1.6	0.3	1.0	2.0	7.0
於北京市設立銷售辦事處	–	1.5	1.5	–	–	–	3.0
市場推廣及宣傳	1.5	1.0	0.2	0.3	–	–	3.0
改良本集團現有Linux產品	1.0	1.0	–	–	–	–	2.0
開發網絡應用軟件及其他電腦產品／服務	0.5	–	–	–	–	–	0.5
購置硬件設備	0.3	0.1	–	–	–	–	0.4
有關開發Linux解決方案之日後投資機會或出資成立其他合營企業之儲備	不適用	不適用	不適用	不適用	不適用	不適用	5.0
營運資金	不適用	不適用	不適用	不適用	不適用	不適用	5.1
總計							26.0

倘超額配股權獲悉數行使，本公司將額外收取款項淨額約4,800,000元。董事擬將超額配股權獲行使而額外籌得之款項淨額撥作本集團之額外營運資金。

董事現擬將根據配售發行新股所得款項淨額中並非即時撥作上述用途之部份存入香港持牌銀行及／或財務機構作為短期計息存款。

董事相信，根據配售發行新股所得款項淨額將足以為本集團截至二零零四年三月三十一日為止所有計劃及／或擬定項目(詳情見本節「推行計劃」一段)提供所需資金。

所得款項用途

本集團擬透過配售方式發行新股籌集資金，達致上文「業務目標陳述」分節所述業務目標。

配售所得款項經扣除有關開支後之淨額(未計超額配股權之行使)合共約為34,500,000元，其中就出售銷售股份所得之約8,500,000元將應付予賣方，約26,000,000元則應付予本公司。倘未能根據配售最少籌集41,055,000元，配售將不予進行，而所繳訖款項將全數退還申請人。本集團現擬將根據配售發行新股所得款項淨額中應付予本公司之款項作下列用途：

- 約7,000,000元用作向合營企業(其中約1,000,000元注入與盛創一間全資附屬公司組成之合營企業；約3,900,000元注入將與遠望組成之合營企業；及約2,100,000元注入將與宏駿組成之合營企業)注資開發在Linux上操作之應用軟件，以及為有關軟件進行宣傳工作；

- 約5,000,000元用作有關開發Linux解決方案之日後投資機會或出資成立其他合營企業之儲備；

- 約3,000,000元用以於中國北京市設立銷售辦事處；

- 約3,000,000元用作進行市場推廣及宣傳工作，主要涉及本集團之Linux產品(包括ThizLinux桌面及伺服器版本、ThizLinux@School、ThizOffice、網上應用系統及其他電腦產品／服務)；

- 約2,000,000元用作改良本集團現有Linux產品(包括提升ThizLinux以運行其他語言、不斷改良ThizLinux及ThizOffice、改良ThizLinux@School及出版Linux手冊)；

- 約500,000元用作開發網絡應用軟件及其他電腦產品／服務；

- 約400,000元用作購置辦公室用電腦硬件設備；及

- 餘額約5,100,000元作為本集團之額外營運資金(包括約2,700,000元用以償還應付董事款項；及約700,000元用以償還應付有關連公司款項)。

推行計劃

本公司將會在最後實際可行日期至二零零四年三月三十一日止期間積極籌組下列重大發展活動。然而，務請注意，Linux行業乃不斷演進且變化莫測之行業。投資者務請注意下列重大發展活動及其各自之計劃實現時間，乃根據下文「基準及假設」分節中所述基準及假設而訂定。此等基準及假設須受多項固有之不肯定因素及不可預測因素所影響，尤其本配售章程「風險因素」分節所載列各項風險因素。本集團實際業務範圍可能與本配售章程所述業務目標有所分別。現未能保證本集團之計劃將會按本集團目標之預期時間表實現，或將得以完全實現。

業務計劃之基準及主要假設

有意投資者務請注意，本集團能否實現業務目標，須視乎多項假設能否成立，尤其：

- 香港或本集團經營或計劃經營業務所在其他國家之現行政治、法律、金融、外貿或經濟狀況不會出現重大變動；
- 本集團經營或計劃經營業務所在國家之稅基或稅率不會出現重大變動；
- 現行息率或滙率不會出現重大變動；
- 本集團經營行業技術人員供應充足；
- 本集團並未因本配售章程「風險因素」一節所載列任何一項風險因素而遭受不利影響；
- 本集團在研究開發任何新產品方面並無遇上任何重大困難；及
- 本集團所從事行業發展趨勢將與本集團所預期者相符。

期間	最後實際可行日期至二零零一年九月三十日	截至二零零二年三月三十一日止六個月	截至二零零二年九月三十日止六個月	截至二零零三年三月三十一日止六個月	截至二零零三年九月三十日止六個月	截至二零零四年三月三十一日止六個月
4. 開發其他電腦產品／服務	—	• 推出主伺服器配套 • 開發及推出標準化網絡設計服務套餐 • 開發及推出無線互聯網產品	—	—	—	—
5. 市場推廣策略	• 向雜誌讀者提供ThizLinux桌面4.2版本免費樣本 • 聯同培訓中心進行宣傳活動推廣ThizLinux及ThizOffice • 舉辦以辦公室遷移程式為主題之研討會 • 就ThizOMS之推出舉行記者招待會	• 於中國北京市設立推廣辦事處 • 聯同教育機構進行ThizLinux@School之宣傳活動	• 於中國進行巡迴宣傳推廣本集團之Linux產品 • 聯同遠望及宏駿進行宣傳活動	• 於中國進行巡迴宣傳推廣本集團之Linux產品	• 於中國／香港進行巡迴宣傳推廣本集團之Linux產品	• 於中國／香港進行巡迴宣傳推廣本集團之Linux產品

期間	最後實際可行日期至二零零一年九月三十日	截至二零零二年三月三十一日止六個月	截至二零零二年九月三十日止六個月	截至二零零三年三月三十一日止六個月	截至二零零三年九月三十日止六個月	截至二零零四年三月三十一日止六個月
1. 開發及改良ThizLinux	• 推出運行法語之ThizLinux桌面版本 • 推出Linux手冊	• 推出運行西班牙語之ThizLinux桌面版本 • 推出ThizLinux@School	• 推出運行日語之ThizLinux桌面版本	• 推出運行意大利語及德語之ThizLinux桌面版本	–	–
2. 與合營夥伴共同開發Linux平台應用軟件	• 推出ThizOMS • 在中國分銷ThizOMS • 與遠望及宏駿簽訂具約束力之協議，重新開發在Linux上操作之應用軟件	• 與宏駿展開於Linux作之會計軟件開發工作 • 取得中國批准成立遠望合營公司	• 推出於Linux上操作之會計軟件 • 在中國分銷於Linux上操作之會計軟件 • 與遠望展開網上教學平台開發工作	• 與遠望繼續開發網上教學平台	• 與遠望展開銷售點系統開發工作 • 推出網上教學平台	• 與遠望展開物流管理系統開發工作 • 與遠望展開辦公室信息系統開發工作 • 與遠望展開人事管理系統開發工作 • 推出銷售點系統
3. 根據本集團門站之功能特色開發Linux兼容網上應用系統	• 開發及推出Linux兼容辦公室內務行政系統軟件	–	• 開發及推出備有上載功能之Linux兼容電子商店軟件	–	–	–

(iv) 以本集團之Linux專門知識為基礎開發其他電腦產品／服務

為滿足客戶各種不同需要，本集團計劃透過利用本身於Linux及其他電腦技術方面之專門知識，提供一系列電腦產品／服務，包括（但不限於）以下服務：

- 主伺服器配套：一套在ThizLinux上建立之網絡系統，配有伺服器及不同位置之多個工作站，針對滿足個人家居用戶及中小型企業需要；
- 標準化網絡設計套餐：為客戶提供工具，在Linux平台上自行設立具有本集團旗下門站目前所顯示標準功能（如電郵、網上ICQ及網上儲存）之門站；及
- 無線互聯網產品：使用類似個人電腦並具備網絡瀏覽功能之Linux內置系統，開發如無線鍵盤等產品。

(v) 市場推廣策略

本集團將會繼續透過各種渠道宣傳其產品及服務（詳情請參閱本配售章程「業務」一節內「銷售及市場推廣」分節），以及進行下列各項別具特色之市場推廣活動：

- 繼續透過贊助多份資訊科技主題雜誌，宣傳ThizLinux桌面4.2版本，贊助方式為向此等雜誌之讀者贈送若干數量之免費樣本，以換取雜誌報導本集團新產品之篇幅；
- 舉行記者招待會及巡迴推廣宣傳配合ThizOMS及其他於Linux上操作之應用軟件之推出；
- 舉辦以「辦公室遷移」程式為主題之研討會，宣傳本集團之Linux產品；及
- 聯同教育機構進行推廣ThizLinux@School之宣傳活動。

為求打入中國市場本集團將會於中國北京市設立銷售辦事處。設立該辦事處旨在於中國各大主要城市宣傳推廣本集團之Linux產品，與國內業務夥伴建立聯繫，分銷本集團之Linux產品，以及在中國收集Linux之市場資料。

- 物流管理系統：採用互聯網技術及大型資料庫之物流管理系統，適用於運輸及貨倉行業，具備貨物運輸、儲存、關稅安排及財務方面之管理功能。

有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與遠望進一步磋商後方可作實。成立遠望合營企業須取得有關中國機關批准。本集團根據有關意向書向遠望合營企業出資人民幣600,000元，將以根據配售發行新股所得款項淨額撥付。除上述出資額外，本集團擬向遠望合營企業進一步注資約3,300,000元，以應付預期就遠望合營企業重新開發軟件及營運之額外資金需求。預期合營企業各方將按彼等於遠望合營企業所佔之股權比例向遠望合營企業注入資金。

本集團亦已與宏駿簽訂意向書，成立合營企業(「宏駿合營企業」)，將宏駿所開發及推廣之現有應用軟件重新開發在Linux上操作。本集團計劃與宏駿重新開發宏駿之會計系統。本集團將會從宏駿現有應用軟件中選取董事認為具有市場潛力之合適軟件進行重新開發。有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與宏駿進一步磋商方可作實。本集團根據有關意向書向宏駿合營企業出資1,000,000元，將以根據配售發行新股所得款項淨額撥付。除上述出資額外，本集團會向宏駿合營企業進一步注資約1,100,000元，以應付預期就宏駿合營企業重新開發軟件及營運之額外資金需求。預期合營企業各方將按彼等於宏駿合營企業所佔之股權比例向宏駿合營企業注入資金。

本集團將會不斷尋找機會與其他軟件開發商組成合營企業，開發Linux兼容應用系統。截至最後實際可行日期，除下文所載列者外，本集團尚未物色得到任何軟件開發商。

(iii) 根據本集團門站之功能特色開發可供在Linux平台上使用之網上應用系統

本集團將會根據旗下門站(即**thiz.com**及**thiz.com.hk**)別樹一幟之功能特色，開發下列Linux兼容網絡應用系統：

- 電子商店軟件，方便用戶在互聯網上創設及營運其本身之商店；該軟件具備ZMall之功能特色，包括上載功能，方便用戶將其網頁上載至本集團之伺服器；及

- 辦公室內務行政軟件，具備**thiz.com.hk**及**thiz.com**之功能特色，例如網上儲存(ZDrive)、網上ICQ(ZICQ)、網上PDA(ZPda)等。

學校互聯網間之界面彼此聯絡通訊。本集團在收集用家對該產品試驗版本之反饋意見後，將會不斷提升該產品之功能特色，始行推出正式版本。

本集團亦計劃出版Linux手冊，其中將載有Linux詳盡資料，並與ThizLinux分開作獨立發售。

(ii) 與合營夥伴共同開發Linux平台應用軟件

董事相信，採用Linux作為作業系統之情況日漸普及，刺激市場對應用於Linux平台上之操作軟件需求增加，此等應用軟件即時推出市場更同時帶動對Linux作業系統之需求。為能向香港及中國兩地之中小型企業提供低成本解決方案，本集團與盛創旗下一間全資附屬公司組成即時盛創企業系統有限公司(「即時盛創」)，開發盛創現有ERP系統在Linux上操作，此系統將命名為「ThizOMS」。本集團根據有關成立即時盛創企業系統有限公司之協議尚未支付之股東貸款承擔約達208,500元，將以根據配售發行新股所得款項淨額撥付。除根據該協議協定之出資額外，本集團擬向即時盛創企業系統有限公司進一步注資約800,000元，以應付預期就即時盛創重新開發軟件及營運之額外資金需求。預期本集團及盛創之附屬公司將按彼等於即時盛創之權益比例向即時盛創注資。

本集團現已與遠望簽訂意向書，成立合營企業(「遠望合營企業」)，重新開發遠望現有應用軟件在Linux上操作。本集團擬與遠望重新開發之遠望現有應用軟件包括：

- 網上教學平台：供網上多媒體教學用途之網絡應用軟件。本集團門站之功能特色例如網上儲存、網上ICQ及網上PDA等將會加入此套應用軟件內；

- 銷售點系統：獲評選為中國深圳最優秀軟件之商業管理系統，適用於以大型百貨商店模式、連鎖店模式及綜合經營模式運作之企業；

- 辦公室信息系統：辦公室信息管理網上應用軟件，功能包括文件管理、庶務管理、網上雜誌管理；

- 人事管理系統：關於辦公室人事管理之網上應用軟件，包括員工資料記錄及工資計算。

使命及業務目標

本集團之使命為***掌握互聯網及Linux方便普及之利，提供別具成本效益之Linux解決方案***。為實現此一大使命，本集團訂立以下業務目標：

- *開發在Linux上操作之ThizLinux作業系統及應用軟件，並為最終用戶提供Linux支援服務。*
- *利用本集團門站之現有功能特色（例如網上儲存、網上ICQ、網上PDA及B2C電子商貿平台），開發可供在Linux平台上使用之網上應用軟件。*
- *透過利用本集團之Linux專門知識開發其他電腦產品／服務，為客戶提供低成本解決方案。*

市場潛力

正如本配售章程「行業概覽」一節所述，預測Linux使用量短期內會有大幅增長。董事相信本集團產品蘊含龐大市場潛力，為本集團造就拓展業務商機。

策略及推行計劃

策略

由於Linux日漸普及，本集團擬利用此機會推行下列計劃：

(i) 改良本集團現有Linux產品

本集團擬提升運行法語、西班牙語、日語、意大利語及德語等不同語言之ThizLinux桌面版本，以迎合不同國家客戶之需求，從而盡量擴大ThizLinux之全球銷售額。本集團擬在南美洲、歐洲及日本委任分銷商。

為求與電腦業（尤其資源公開，發展瞬息萬變之Linux市場）同步發展，本集團亦會不斷提升ThizLinux桌面版本及伺服器版本，以及ThizOffice之功能。

本集團將會為ThizLinux@School增添更多功能特色。ThizLinux@School乃專為學校而設之ThizLinux桌面版本，方便教師、家長及學生透過ThizLinux@School與

經調整有形資產淨值

以下之本集團經調整有形資產淨值備考報表乃根據附錄一會計師報告所載本集團截至二零零一年三月三十一日之經審核合併負債淨額而編製，並經調整如下：

	千元
本集團截至二零零一年三月三十一日之經審核合併負債淨額	(11,192)
截至二零零一年五月三十一日止兩個月根據本集團未經審核管理賬目本集團未經審核合併除稅後虧損及應佔一間共同控制企業虧損	(1,011)
股東貸款撥充資本 *(附註1)*	9,923
根據配售發行新股估計所得款項淨額 *(附註2)*	26,041
經調整有形資產淨值	23,761
經調整每股股份有形資產淨值(按本配售章程所述已發行及將予發行之165,450,000股股份計算)	14.4仙

附註：

1. 二零零一年七月五日，本公司取得其當時股東所墊支予本公司全資附屬公司Thiz Technology Group (BVI) Holdings Limited合共約9,923,000元貸款之利益，作為發行69,380股股份之代價。撥充資本有關詳情載於本配售章程附錄四「本公司其他資料」一節內「股本變動」分節。

2. 根據配售發行新股估計所得款項淨額並未計入根據超額配股權而可能發行之任何股份。倘超額配股權獲悉數行使，應付予本公司之估計所得款項淨額將約為30,900,000元。

無重大變動

董事確認，自二零零一年三月三十一日(即本集團最近期經審核合併財務報表結算日)以來，本集團財務或經營狀況或前景概無任何重大不利變動。

物業估值

本集團物業權益於二零零一年四月三十日經獨立物業估值師戴德梁行有限公司評定為無商業價值。戴德梁行有限公司就該等物業權益所編製函件連同估值概要及估值證書全文，收錄於本配售章程附錄二。

股息

董事目前無意於短期內建議派發任何股息。日後宣派任何股息之金額，將視乎(其中包括)本公司營運業績、現金流量及財政狀況、營運及資金需求而定。董事預期中期及末期股息將分別於每年一月及十月支付，而中期股息通常會約佔全年預期股息總額35%。

營運資金

經計及本集團可運用之財政資源，包括內部產生之資金及根據配售發行新股估計所得款項淨額後，董事認為本集團具備充裕營運資金供其目前所需。

可分派儲備

截至二零零一年三月三十一日，本公司並無可供分派儲備。

數由一名增加至三名，而董事酬金亦曾作檢討，董事酬金由截至二零零零年三月三十一日止年度約100,000元增加至截至二零零一年三月三十一日止年度約2,100,000元。本集團應佔共同控制企業即時盛創企業系統有限公司成立初期之虧損約160,000元。

稅項

於往績期間，由於本集團在香港並無產生任何應課稅溢利，故並無提撥香港利得稅準備。於美國加州註冊成立及營運之本公司主要經營附屬公司PC Media, Inc.於往績期間錄得虧損。因此，根據有關法例規定，其僅須繳納往績期間之加州專營稅最低納稅額。稅項指有關加州專營稅最低納稅額撥備。

物業權益

香港

本集團之香港總辦事處位於香港九龍尖沙咀廣東道30號新港中心第一座15樓1504室。本集團佔用總建築面積約134.06平方米。該寫字樓物業由本集團關連人士第一亞洲金融集團有限公司租出，租期截至二零零一年十月三十一日（包括該日）止為期13個月，月租24,531元，不包括差餉及管理費。此關連交易詳情收錄於本配售章程「業務」一節內「關連交易」一段。

本集團亦向獨立第三者Chou Jan Chang先生租用香港九龍九龍灣啟祥道9號信和工商中心10樓21及22號工場，彼於二零零一年四月九日從原業主王先生購入該租賃物業。有關單位物業總建築面積約103.12平方米，該物業按原租約之餘下期間租用，由二零零一年四月九日至二零零一年十一月三十日（包括該日）為止，月租6,000元，包括差餉、地租及管理費。

相若。鑑於本集團在美國之買賣業務營業員人數減少至零，加上關稅及貨運費用減少，截至二零零零年三月三十一日止年度之銷售及分銷費用亦由對上年度約1,000,000元大幅下降至約500,000元。該年度之一般及行政費用亦由對上年度約3,000,000元大幅下降至約2,200,000元，主要因呆賬撥備由約1,400,000元減少至約200,000元所致。本集團上年度錄得巨額呆賬撥備乃因據董事所知有部份分銷商結業所致。淨虧損約為1,800,000元。

截至二零零一年三月三十一日止年度

本集團截至二零零一年三月三十一日止年度錄得營業額約4,300,000元，源自銷售ThizLinux、透過B2C電子商貿平台或其他渠道例如宣傳推廣計劃及直銷渠道等零售電腦產品(例如配套ThizLinux桌面版本之個人電腦)、透過B2B電子商貿平台銷售電腦產品及提供美術、網絡設計、網站開發及網絡存置服務。銷售ThizLinux所得營業額約850,000元包括向所售賣個人電腦內安裝ThizLinux之電腦供應商分銷ThizLinux所得營業額約813,000元，以及銷售ThizLinux光碟所得營業額約37,000元。源自銷售ThizLinux之毛利率約為99%。銷售成本僅會計入套裝光碟之生產成本。本集團毋須支付特許費，相關開發成本亦已實報實銷，故未予撥入銷售成本內。年內本集團透過本身之B2B電子商貿平台進行之電腦產品買賣業務所得營業額約為1,046,000元，源自該項業務之毛利率則約為4.0%。此外，電腦產品銷售在香港亦透過本集團B2C電子商貿平台或其他渠道例如宣傳推廣計劃及直銷渠道以零售方式進行，因為董事相信這樣有助向最終用戶推廣ThizLinux。以零售方式銷售電腦產品所得營業額約1,946,000元包括售出電腦產品發票值約1,917,000元及銷售電腦產品所得佣金收入約29,000元。年內以零售方式所分銷電腦產品主要為採購自龍毅之個人電腦。源自電腦產品零售業務之毛利率約為10.8%。有關美術、網絡設計、網站開發及網絡存置服務之毛利率約為78%，與對上年度相若。本集團錄得毛利約1,500,000元及淨虧損約6,000,000元。由於銷售ThizLinux及美術、網絡設計、網站開發及網絡存置服務因毛利率較高而產生進賬，毛利率大幅增至約33.9%。淨虧損增加主要因員工成本(包括董事酬金)增加所致。本年內，本集團增聘人手進行其產品及服務之發展及市場推廣工作，以致租金、員工成本及宣傳成本均大幅上漲。基於收取酬金之董事人

附註：

1. 營業額指售出電腦產品及ThizLinux套裝程式／唯讀光碟、分銷收入、佣金收入、提供美術及網絡設計服務費用經扣除退貨及折扣後之發票值。

2. 於往績期間源自電腦產品銷售之營業額分析如下：

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千元	*千元*
買賣銷售業務	34,616	1,046
零售業務	－	1,946
總計	34,616	2,992

截至二零零零年三月三十一日止年度，電腦產品買賣業務乃於美國進行。截至二零零一年三月三十一日止年度，電腦產品買賣業務乃透過**thizbiz.com**進行。

除本集團之B2C電子商貿平台以外，本集團亦有透過其他渠道，例如宣傳推廣計劃及直銷渠道等，以零售方式分銷電腦產品，有關詳情收錄於本配售章程「業務」一節內「業務簡介」分節。

3. 每股股份基本虧損乃按本集團於往績期間所錄得虧損及假設往績期間內已發行139,450,000股股份（包括截至本配售章程刊發日期已發行之278,900股股份及根據資本化發行將予發行之139,171,100股股份）計算。

合併業績概況

於往績期間，本集團之營業額源自買賣及零售電腦產品、銷售ThizLinux及提供其他電腦服務。

截至二零零零年三月三十一日止年度

截至二零零零年三月三十一日止年度，本集團錄得營業額約34,900,000元，與上年度水平相若，其中除約300,000元源自提供美術設計、網絡設計及網絡存置服務外，營業額主要源自於美國買賣電腦產品。儘管電腦產品由於美國市場競爭激烈及產品壽命週期短暫，以致買賣電腦產品之銷售額及毛利較一九九九年度所錄得數字分別下降約3%及52%，惟美術、網絡設計及網絡存置服務所錄得高達約81%之毛利率（因薪酬成本分配偏低所致）已抵銷電腦產品買賣業務所產生毛利減少之影響。本集團錄得毛利約400,000元，毛利率約1.4%，與上年度

營業記錄

本集團合併業績概要

下表概述本集團於往績期間之經審核合併營業額及業績，編製時乃假設本集團現有架構於整段回顧期間一直存在。本概要須與本配售章程附錄一會計師報告一併閱讀。

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千元	*千元*
按業務劃分之營業額 *(附註1)*		
銷售ThizLinux	–	850
銷售電腦產品 *(附註2)*	34,616	2,992
美術及網絡設計服務	307	473
總計	34,923	4,315
按地域劃分之營業額 *(附註1)*		
香港	243	3,511
美國	34,680	804
總計	34,923	4,315
銷售成本	(34,436)	(2,852)
毛利	487	1,463
其他收入	358	358
銷售及分銷費用	(522)	(817)
一般及行政費用	(2,151)	(7,063)
經營虧損	(1,828)	(6,059)
應佔一間共同控制企業虧損	–	(160)
除税前虧損	(1,828)	(6,219)
税項	(12)	(6)
年度虧損	(1,840)	(6,225)
每股股份虧損 *(附註3)*	1.32仙	4.46仙

根據創業板上市規則第十七章所作披露

董事確認，據彼等所知，截至最後實際可行日期，概無出現任何可導致根據創業板上市規則第17.15條至17.21條規定須作披露之情況。

流動資金、財政資源及資本結構

流動負債淨額

截至二零零一年五月三十一日，本集團流動負債淨額約12,616,000元。流動資產包括銀行現金結存約473,000元、應收賬項約501,000元、按金及預付款項約1,056,000元、應收一間共同控制企業款項約1,000元及存貨約431,000元。流動負債包括應付賬項約1,311,000元、應計賬項及已收按金約682,000元、應繳税項約6,000元、應付董事款項約2,409,000元、應付有關連公司款項約747,000元及股東墊支貸款約9,923,000元。

財政資源

自成立以來，本集團透過股本集資、業務營運所得現金、董事墊支款項及股東借貸為其業務營運提供資金。

董事相信，短期而言，本集團營運資金及資本開支將繼續透過業務營運所得流動現金及根據配售發行新股所得款項淨額撥支。

董事相信，長期而言，本集團流動資金將源自業務營運及(如需要)透過額外股本融資或銀行借貸撥支。

外滙風險

截至二零零一年五月三十一日，本集團概無任何重大資產或負債以港元或美元以外貨幣作結算單位。由於本集團於二零零一年五月三十一日前之收入及支出均以港元或美元為結算單位，董事認為本集團並無承受任何重大外滙風險。

本集團日後所賺取收入及所產生成本與開支部份將以人民幣結算，而人民幣目前不可自由兑換成為其他貨幣。然而，董事預料純粹在此方面而言本集團於可見將來不會承擔重大風險。

債項

借貸

截至二零零一年五月三十一日(即本配售章程付印前就本債項聲明之最後實際可行日期)，本集團有利先生及王先生所墊支無抵押貸款約9,900,000元，有關貸款已於二零零一年七月五日透過分別向利先生及王先生發行20,814股股份及48,566股股份予以撥充資本。

截至二零零一年五月三十一日辦公時間結束時，本集團有應付董事及有關連公司之無抵押款項分別約2,409,000元及747,000元。有關債項將會於二零零一年七月自根據配售發行新股所得款項淨額中撥資償還。

截至二零零一年五月三十一日辦公時間結束時，本集團概無任何銀行信貸。

或然負債

截至二零零一年五月三十一日，本集團及本公司概無任何重大或然負債。

資本承擔

截至二零零一年五月三十一日，本集團概無任何涉及收購物業、廠房及設備之未償還資本承擔。

截至二零零一年五月三十一日，本集團根據一項於二零零零年十一月八日訂立有關成立即時盛創企業系統有限公司之協議承擔向該共同控制企業出資211,500元作為股東貸款。

免責聲明

除上述者或本配售章程另有披露者及集團內公司間之負債外，於二零零一年五月三十一日辦公時間結束時，本集團概無任何未償還之按揭、抵押、債券或其他已發行或未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債項或租購合約或任何擔保或其他未償還之重大或然負債。

董事確認，除上文所披露者外，自二零零一年五月三十一日以來，本集團旗下各公司之債項及或然負債概無任何重大變動。

本授權將於下列三者中之最早日期屆滿：

(i) 本公司下屆股東週年大會結束時；或

(ii) 法律或本公司組織章程規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案修訂或撤回本授權時。

有關本項一般授權之其他詳情，請參閱本配售章程附錄四「本公司其他資料」一段。

發行股份之一般授權

董事已獲一般無條件授權，可配發、發行及處置總面值不超逾下列兩者總和之股份：

(i) 緊隨配售及資本化發行完成後已發行股份總面額20%（有關股本須包括因行使超額配股權而發行之股份）；及

(ii) 本公司根據下文「購回股份之一般授權」一段所述權力而購回之股份總面額。

本授權並不適用於董事根據供股、以股代息計劃或類似安排，或因行使根據購股權計劃授出之購股權而配發、發行或處置之股份。

本授權將於下列三者中之最早日期屆滿：

(i) 本公司下屆股東週年大會結束時；或

(ii) 法律或本公司組織章程規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案修訂或撤回本授權時。

有關本項一般授權之其他詳情，請參閱本配售章程附錄四「本公司其他資料」一段。

購回股份之一般授權

董事已獲一般無條件授權，可行使本公司一切權力，購回面值不超過緊隨配售及資本化發行完成後已發行股份總面額10%之股份（有關股本須包括因行使超額配股權而發行之股份）。

本授權只適用於根據上市規則在聯交所或股份上市而證券及期貨事務監察委員會和聯交所就此認可之任何其他證券交易所購回股份。有關上市規則概要載於本配售章程附錄四「本公司購回本身證券」一段。

法定股本：		*元*
500,000,000	股股份	50,000,000

已發行及擬發行之繳足或入賬列為繳足股本：

278,900	股已發行股份	27,890
139,171,100	股根據資本化發行將予發行之股份	13,917,110
26,000,000	股根據配售將予發行之新股	2,600,000
165,450,000	股股份	16,545,000

根據創業板上市規則第11.23(1)條，本公司上市當時及上市後任何時間公眾持股量必須維持在不少於本公司已發行股本20%之最低規定百分比。

假設

上表乃假設配售及資本化發行達成所有條件。

並無計及因行使超額配股權或購股權計劃或根據一般授權（見下文「發行股份之一般授權」）而發行或本公司購回（見下文「購回股份之一般授權」）之任何股份。

權利

配售股份將在各方面均與已發行股份享有同等權利，尤其可享有收取此後就股份（資本化發行所涉及者除外）所宣派、派付或作出之一切股息或其他分派之權利。

購股權計劃

本公司有條件採納購股權計劃。其主要條款概要收錄於本配售章程附錄四「購股權計劃」一段。

根據購股權計劃可向執行董事及本集團全職僱員授予購股權以認購股份，惟根據購股權計劃可授出之該等購股權所涉及股份總面值（連同本公司任何其他購股權計劃涉及之任何股份合計）不得超逾所有不時已發行股份總面值30%（不包括因行使根據購股權計劃授出之購股權而可予發行之股份）。

d. 在根據上文(c)分段將其於有關股份之任何權益予以按揭或抵押後，倘其知悉承按人或承押人已出售或有意出售該項權益時，必須隨即自行或安排他人通知本公司有關事宜及所涉及有關股份之數目。

控權股東已各自向聯交所、保薦人及本公司進一步承諾，(i)倘有關出售導致彼等合共不再控制本公司股東大會表決權35%或以上，其不會出售(或訂立任何協議出售)其任何一方各自於有關股份之直接或間接權益；及(ii)於上市後第二個六個月期間將其有關股份其中適當數目之股份交由聯交所認可之託管代理託管。

IML已向本公司、聯交所及保薦人承諾，於上市後十二個月期間，(i)其以Intelligent Management Discretionary Trust(「該項信託」)受託人身份擁有之EIIL股份不會售予任何人士，或分派予該項信託之受益人；及(ii)不會委任替代或新受託人。

控權股東

據董事所知，緊隨配售及資本化發行完成後(惟並無計及根據配售可予認購之任何股份及假設並無行使超額配股權)，唯一直接或間接擁有本公司任何股東大會表決權35%或以上之人士如下：

名稱	股份數目	所佔表決權百分比
EIIL *(附註)*	83,442,500	50.43%

附註： EIIL乃IML(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，即IML之全部已發行股本。

承諾

初期管理層股東已各自向聯交所、保薦人及本公司承諾，自股份在聯交所開始買賣當日起計六個月期間(「凍結期」)：

a. 根據聯交所接納之條款自行或安排他人將所擁有之有關證券(定義見創業板上市規則)(「有關股份」)交由聯交所認可之託管代理託管；

b. 除創業板上市規則第13.17條所規定者外，其本身不會(或不會安排他人)出售(或訂立任何協議出售)或准許登記持有人出售(或訂立任何協議出售)所持有關股份之任何直接或間接權益；

c. 倘若其根據創業板上市規則第13.17(2)條之規定或聯交所根據創業板上市規則第13.17(5)條授出之任何權利或豁免，以按揭或抵押方式處置其於有關股份之任何直接或間接權益，必須隨即自行或安排他人通知本公司，按創業板上市規則所指定披露有關詳情；及

主要股東

據董事所知，緊隨配售及資本化發行完成後(惟並無計及根據配售可予認購之任何股份及假設並無行使超額配股權)，直接或間接擁有本公司任何股東大會表決權10%或以上之人士如下：

名稱	股份數目	所佔表決權百分比
EIIL *(附註)*	83,442,500	50.43%
利先生	40,535,000	24.50%

附註： EIIL乃IML(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，即IML之全部已發行股本。

初期管理層股東

緊隨配售及資本化發行完成後(惟並無計及根據配售可予認購之任何股份及假設並無行使超額配股權)，初期管理層股東所佔股權如下：

名稱	股份數目	所佔表決權百分比
EIIL *(附註1)*	83,442,500	50.43
利先生	40,535,000	24.50
黃琬瑜女士 *(附註2)*	6,972,500	4.22

附註：

1. EIIL乃IML(為一項家族全權信託Intelligent Management Discretionary Trust之受託人；該項信託受益人包括王先生及其家族以及全球任何慈善團體)全資擁有之公司。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，即IML之全部已發行股本。

2. 黃琬瑜女士乃其中一名協助創辦本集團之成員。其於本公司所佔股權乃藉餽贈方式從王先生取得，以答謝其對本集團所作貢獻。

員工

員工人數概況

截至最後實際可行日期，本集團駐香港及美國僱員共有27人。按職能及地域劃分之員工人數分析如下：

	香港	美國	總計
管理	2	1	3
Linux程式編寫及開發	11	—	11
網絡開發及設計	3	—	3
開發網絡程式	—	1	1
營銷	3	—	3
行政支援及會計	6	—	6
	25	2	27

與員工之關係

本集團從未與其僱員發生任何嚴重問題或因勞資糾紛而導致業務中斷，亦未嘗在招聘及挽留資深員工方面遇到任何困難。董事相信本集團與其僱員之工作關係良好。

本集團已遵照香港法例第485章強制性公積金計劃條例規定為其香港員工推行公積金計劃。本集團同時為其香港員工提供醫療保險計劃。

購股權計劃

本公司有條件採納一項購股權計劃，據此，本集團僱員(包括執行董事)可獲授購買股份之購股權。董事相信購股權計劃將有助招聘及挽留優秀行政人員及僱員。購股權計劃主要條款收錄於本配售章程附錄四「購股權計劃」一段。

審核委員會

本公司將於上市時成立審核委員會，參照創業板上市規則制訂其職權範圍。審核委員會主要職務為審閱及監察本集團財務滙報程序及內部監控系統。

審核委員會共有兩名成員，即黎哲女士及郭明華先生，兩者均為獨立非執行董事。黎哲女士任審核委員會主席。

高層管理人員

林誠雄先生，25歲，本集團互聯網發展經理。彼為駐洛杉磯人員，掌管互聯網門站及網絡伺服器發展工作。林先生畢業於南加州大學，獲頒授工商管理學士學位。林先生於資訊科技發展及互聯網集成系統方面有7年經驗。彼等獲選為二零零零年度南加州青年節優秀青年。彼於二零零零年六月加入本集團。

劉慶斌先生，31歲，本集團總經理，專責監督Linux發展項目。劉先生於發展網絡系統及編寫程式方面有約7年經驗。彼畢業於香港中文大學，獲頒授工程學學士學位。劉先生於二零零零年八月加入本集團，之前為多間高科技公司之系統經理及網絡工程師，亦曾任職香港中文大學電腦本科課程講師。

沈恩寧先生，39歲，本集團會計經理及本公司之公司秘書兼合資格會計師。沈先生於香港積逾10年會計及財務經驗，為香港會計師公會會員。彼於二零零零年十一月加入本集團。

顧問

鄧愛國先生，64歲，本集團顧問。彼協助本集團發展中國市場及開拓與中國軟件公司之投資或共組合營項目之合作商機。鄧先生現任深圳電腦軟件協會主席，該機構乃中國信息產業部認可及授權之三大軟件協會之一。鄧先生畢業於中國武漢大學，獲頒授電腦數學學士學位。彼曾任國防科技工業委員會第十五研究院之軟件工程師、中國首枚人造衛星之衛星地面安全軟件系統總工程師，以及深圳華達電腦軟件有限公司總經理。

董事

執行董事

利仕騰先生，42歲，本集團主席。彼自一九九九年七月起參與本集團業務，負責本集團整體策略規劃、管理、業務發展、新產品策略及制訂投資策略。彼於財務、投資及電腦業等多方面有約18年經驗。利先生持有倫敦大學Imperial College of Science, Technology and Medicine頒授之理學碩士學位，於一九九六年獲頒中國中山大學經濟法碩士學位。彼亦為英國特許管理會計師公會及香港會計師公會資深會員以及英國管理顧問公會會員。

黃琬瑜女士，26歲，本集團副主席。彼於電腦貿易及國際貿易方面有約5年經驗。彼負責於美國向電腦製造商推廣本集團之Linux產品。黃女士畢業於巴西Fundagao Getulio Vargas，獲頒授行政學士學位。

王凱煌先生，45歲，本公司執行董事兼集團創辦人。王先生積逾22年營銷經驗，尤其專注電子及電腦業方面。王先生於一九九零年至一九九三年間出任台北市電子零件商業同業公會主席。彼專責監督本集團之營銷策略。王先生持有台灣淡水工商管理專業學校工業管理系頒授之文憑。

各執行董事與本公司均已訂立服務合約。有關服務合約詳情收錄於本配售章程附錄四。

獨立非執行董事

黎哲女士，32歲，合資格中國律師。黎女士畢業於中國中山大學，獲頒授經濟法學士學位，並持有澳洲Murdoch大學頒授之工商管理碩士學位及英國Manchester Metropolitan University頒授之法律深造文憑。黎女士曾任職於中國及香港多間律師行。彼現為新世界基建有限公司法律部門主管。彼於二零零一年七月獲委任為獨立非執行董事。

郭明華先生，39歲，京港學術交流中心之董事兼副主席，該中心之宗旨乃促進中港兩地在學術及科技領域方面之交流合作。彼曾為香港新一代文化協會管委會委員。郭先生畢業於中國北京大學，持有岩礦學及地球化學學士學位及遙感技術碩士學位。彼於二零零一年七月獲委任為獨立非執行董事。

董事(包括獨立非執行董事)及保薦人認為，上述交易乃按正常商業條款在日常及一般業務範圍內訂立，其條款乃公平合理並符合本公司股東整體利益。

根據創業板上市規則第20.25(3)條，當本公司上市後，根據分租租約之持續關連交易即構成獲豁免之持續關連交易，因為此項交易所涉及金額將會少於1,000,000元。

就代理協議及ThizLinux銷售而言，董事估計，短期內有關交易各自所涉及金額每年將少於1,000,000元，故應屬於獲豁免之持續關連交易。董事將密切監察代理協議及ThizLinux銷售所涉及之金額，並會就此遵守創業板上市規則有關披露及股東批准之規定(如有)。

根據第一亞洲與本公司全資附屬公司Thiz.Com (Hong Kong) Limited在取得新港中心物業業主同意後於二零零零年十二月二十二日所訂立之分租租約，第一亞洲向本集團分租新港中心物業作非住宅用途，租期自二零零零年十月一日至二零零一年十月三十一日止為期13個月，月租24,531元（不包括差餉、管理費及水電費）。本集團租用該物業作辦事處用途。

獨立估值師戴德梁行有限公司已確認本集團就新港中心物業所應付之租金為公平合理，而分租租約之條款乃經公平磋商及按正常商業條款釐定。

代理協議

Thiz.Com (Hong Kong) Limited與龍毅於二零零零年十二月一日訂立代理協議（「代理協議」），據此，龍毅授予Thiz.Com (Hong Kong) Limited非獨家權利，代表龍毅銷售個人電腦，自二零零零年十二月一日起為期兩年。根據代理協議，龍毅將會就透過本集團所接獲每份訂單向Thiz.Com (Hong Kong) Limited支付相等於龍毅所釐定售價6%之佣金，有關佣金須予全數支付，日後亦不得予以退還。6%之銷售佣金乃本集團向參與本集團B2C平台客戶所收取之標準收費。就創業板上市規則而言，龍毅乃利先生及王先生之聯繫人士。於二零零零年十二月一日至二零零一年三月三十一日止期間，代表龍毅銷售個人電腦所得佣金收入約達29,000元。

二零零零年十二月一日前，本集團根據一項日期為二零零零年七月二十七日之協議向龍毅購買個人電腦，再予轉售而賺取利潤。截至二零零零年十一月三十日止八個月，向龍毅之購貨額約達1,700,000元。為與本集團向其B2C電子商貿平台其他供應商之收費模式相符，收費模式已轉換為收取6%佣金之形式。

本集團透過其B2C電子商貿平台及其他渠道，並透過**thizbiz.com**分銷採購自龍毅之個人電腦，其他有關詳情收錄於上文「業務簡介」分節。

銷售ThizLinux

就有關本集團根據代理協議代表龍毅銷售個人電腦方面，倘若有關個人電腦乃連同ThizLinux一併售予客戶，則本集團會就每台電腦向龍毅收取費用（「ThizLinux銷售」）。就每台電腦所收取價格乃視乎訂貨數量而定，與向獨立第三者所收取價格相同。截至二零零一年三月三十一日止年度，本集團向龍毅已收取金額約9,000元。

有關連人士交易

於股份在創業板上市前，本集團曾在往績期間訂立多項有關連人士交易，此等交易於股份在創業板上市後不會繼續進行。有關交易茲概述如下：

(1) 截至二零零零年三月三十一日止年度，本集團向GUI採購電腦產品（例如RAMs）約1,603,000元，約佔該年度本集團採購總額5%。

(2) 截至二零零零年三月三十一日止年度，本集團向GUI銷售電腦產品（例如VGA插卡、音效卡及主機板）約2,029,000元，約佔該年度本集團營業總額6%。

(3) 截至二零零一年三月三十一日止兩個年度，本集團向安訊科技提供美術及網絡開發服務，涉及金額分別約243,000元及約318,000元，佔本集團營業總額分別約0.7%及7.3%。

(4) 二零零零年十二月一日至二零零一年四月八日止期間，本集團向王先生租用位於香港九龍九龍灣啟祥道9號信和工商中心10樓21及22號工場之物業作辦事處及倉庫用途，月租6,000元（包括差餉、地租及管理費）。

董事認為，上述交易乃於本集團正常業務範圍內按正常商業條款進行。

關連交易

於股份在創業板上市前，本集團曾訂立多項有關連人士交易，此等交易於股份在創業板上市後仍會繼續進行，就創業板上市規則而言，有關交易遂構成本公司之關連交易。有關交易茲概述如下：

分租租約

第一亞洲就位於香港九龍尖沙咀廣東道30號新港中心第一座15樓1504室之寫字樓物業（「新港中心物業」）向一名獨立第三者取得租約。就創業板上市規則而言，第一亞洲乃利先生之聯繫人士，並為本公司之關連人士。

(2) 安訊科技

安訊科技由王先生及利先生分別擁有約34%及約5%權益，主要從事買賣RAM模組，本集團產品系列中並不包括此類產品。本集團於截至二零零一年三月三十一日止兩個年度向安訊科技提供美術及網絡開發服務，有關詳情收錄於下文「有關連人士交易」一段。此項交易早已終止，於股份在創業板上市後亦不會繼續進行。由於安訊科技並非由王先生及利先生全資擁有，在商業決定下，安訊科技並未納入本集團旗下。基於(i)安訊科技所買賣之主要產品與本集團透過其B2B電子商貿平台所買賣者不同；及(ii)安訊科技乃以傳統方式經營其買賣業務，而本集團則透過其B2B電子商貿平台經營買賣業務，據董事所知，當中並無構成會對本集團業務造成重大影響之任何競爭。

(3) GUI

GUI於二零零零年底解散前由由王先生全資擁有，該公司於解散前在美國從事電腦產品買賣業務，並早已於二零零零年六月終止其業務。本集團於截至二零零零年三月三十一日止年度向GUI採購及銷售電腦產品，有關詳情收錄於下文「有關連人士交易」一段。於截至二零零一年三月三十一日止年度並無向GUI進行銷售。GUI位於美國北加州，PC Media Inc.則位於美國南加州。GUI可向北加州當地之RAMs供應商取得較佳條款，PC Media Inc.則可向南加州當地之VGA插卡、音效卡及主機板供應商取得較佳條款。故此，GUI及PC Media Inc.彼此間須向對方購買電腦產品。

(4) 第一亞洲金融集團有限公司（「第一亞洲」）

第一亞洲由利先生及其夫人分別擁有60%及40%權益，從事提供投資顧問服務。本集團與第一亞洲已訂立分租租約，自二零零零年十月一日起至二零零一年十月三十一日止為期十三個月，有關詳情收錄於下文「關連交易」一段。由於其業務與本集團業務性質並不相符，故未予納入本集團旗下。董事確認並相信，第一亞洲在任何情況下均未曾亦不會與本集團所從事業務構成任何方面之競爭。

董事相信並確認，儘管存在上述利益關係，截至最後實際可行日期，董事、初期管理層股東或本公司或其附屬公司之主要股東或彼等各自之聯繫人士概無於任何直接或間接與本集團業務構成競爭之業務中擁有任何利益關係。

月三十一日止年度，本集團五大客戶及供應商大部份為有關本集團透過其B2B電子商貿平台買賣電腦產品。儘管本集團往績期間依賴數名客戶及供應商，唯有關依賴與本集團專注之Linux業務無關。

除向GUI買賣電腦產品、向安訊科技提供美術服務（有關詳情收錄於下文「有關連人士交易及關連交易」分節及本配售章程附錄一附註(3)(h))及上文所述向龍毅購買個人電腦外，於往績期間，董事、其各自之聯繫人士及擁有本公司已發行股本5%以上權益之股東，概無於本集團五大客戶或供應商其中任何一方擁有任何權益。GUI為本集團截至二零零零年三月三十一日止年度五大客戶之一，而安訊科技則為本集團截至二零零一年三月三十一日止年度五大客戶之一。截至二零零零年三月三十一日止年度向GUI買賣電腦產品分別佔本集團採購總額約5%及本集團營業總額約6%。截至二零零一年三月三十一日止兩個年度，向安訊科技所提供美術服務佔本集團總營業額分別約0.7%及7%，並佔該兩個年度源自美術及網絡設計服務之營業額分別約79%及67%。

有關連人士交易及關連交易

本集團與有關連人士之關係

於股份在創業板上市前，本集團已訂立多項有關連人士交易，其中部份於股份在創業板上市後不會繼續進行，部份則於股份在創業板上市後仍會繼續進行。有關連人士詳情茲載列如下：

(1)　龍毅

龍毅由王先生及利先生分別擁有約30.6%及約4.5%權益，其所從事業務包括將電腦部件裝配成為個人電腦機組，以及銷售此等個人電腦。本集團與龍毅已簽訂協議，據此，龍毅授予Thiz.Com (Hong Kong) Limited一項非獨家權利，以收取佣金方式代表龍毅售賣個人電腦，自二零零零年十二月一日起計為期兩年，有關詳情收錄於下文「關連交易」一段。由於龍毅之業務與本集團之Linux業務並不相符，在商業決定下，龍毅並未納入本集團旗下。再者，龍毅亦並非由王先生及利先生全資擁有。王先生及利先生兩人均並非為龍毅之董事。龍毅在香港已委任兩名分銷商（包括本集團），並已在美國及歐洲委任分銷商負責分銷其個人電腦。由於本集團純粹以分銷商身份代表龍毅售賣個人電腦，董事確認並相信，作為個人電腦製造商之龍毅在任何情況下均未曾亦不會與本集團所從事業務構成任何方面之競爭。

主要客戶及供應商

截至二零零一年三月三十一日止兩個年度，本集團源自五大客戶之總營業額佔本集團營業額分別約69%及40%。該兩個年度之最大客戶佔本集團營業總額分別約45%及12%，並分別為有關本集團於美國之貿易業務及本集團銷售ThizLinux方面。因應本集團各類不同業務而付款方式亦各異。就向電腦供應商分銷ThizLinux方面，通常會視乎其信譽而給予30至60日之信貸期，一般以電滙方式付款。就向分銷商及零售店銷售ThizLinux光碟方面，通常會視乎其信譽而給予約30日之信貸期。就B2C電子商貿業務及零售分銷電腦產品方面，買方通常以交貨付現或信用咭簽賬方式付款。就透過B2B電子商貿平台進行之買賣交易方面，根據現行安排買方需要在產品付運前先向本集團付款。就如網絡設計等其他電腦服務方面，通常會要求先付按金，於提供服務後再繳訖餘額。截至二零零一年三月三十一日止年度，客戶所支付按金介乎20%至100%不等。本集團預計收取約30%之按金。本集團之銷售以港元或美元結算。截至二零零一年三月三十一日止兩個年度，呆壞賬撥備分別約為197,000元及零元。本集團之呆壞賬撥備政策為就本集團認為難以收回之債項作特定撥備。往績期間錄得之呆賬乃產生自美國之電腦產品買賣業務。基於本集團未嘗就其現有業務遭長期拖欠任何重大債項，故並無特別制定信貸管制政策。

截至二零零一年三月三十一日止兩個年度，向五大供應商之採購額佔本集團採購總額分別約91%及98%。該兩個年度之最大供應商佔本集團採購總額分別約43%及61%。截至二零零零年三月三十一日止年度之最大供應商為一名獨立第三者，該供應商為有關本集團於美國之貿易業務。龍毅為本集團截至二零零一年三月三十一日止年度之最大供應商，有關詳情見下文「有關連人士交易及關連交易」分節及本配售章程附錄一附註(3)(h)。本集團之採購以港元或美元結算，以支票或電滙方式付款。本集團通常會獲得供應商給予30至60日之信貸期。本集團之採購主要與購買其透過B2B電子商貿平台所銷售之電腦產品有關。目前，本集團僅會在接獲訂單後始採購產品。

於截至二零零零年三月三十一日止年度，本集團五大客戶及供應商大部份為有關本集團於美國之貿易業務，而該項業務已告終止。於截至二零零一年三

商標及服務商標

本集團已申請在香港註冊旗下商標及服務商標，有關詳情收錄於本配售章程附錄四「知識產權」一段。

競爭與實力

董事相信，ThizLinux主要面對來自電腦作業系統供應商之競爭。ThizLinux之競爭對手為眾多規模宏大之公司。董事相信，ThizLinux操作簡單易用，足以在其他Linux作業系統當中別樹一幟。

過去，Linux大都用於伺服器。Linux未能於個人電腦用戶間大行其道，主要障礙在於其安裝程序繁複，尤其在配置硬件環境方面更需具備豐富知識。結果造成大多數在Linux上操作之應用軟件均祇適用於伺服器。本集團策略重點在於競爭相對較少之個人電腦行業發展在Linux上操作之應用軟件。

董事認為，本集團具備之競爭實力足以媲美其主要競爭對手。本集團競爭實力主要包括：

- ***勇於創新而精明能幹之資訊科技隊伍：***本集團擁有一批勇於創新而精明能幹之資訊科技精英專才，致力開發本集團旗下之Linux解決方案、互聯網門站及其他電腦產品／服務。董事相信，該組人員已成功創製功能別樹一幟之產品，並會因應客戶需求不斷改良本集團產品，精益求精。

- ***旗下產品功能特色別樹一幟：***ThizLinux桌面版本功能簡便易用，例如自動安裝、自動配置、自動撤除安裝、自動保存微軟視窗及轉換語言。本集團亦已完成開發網上應用程式，例如其網上儲存(ZDrive)、網上PDA (ZPda)及網上ICQ (ZICQ)等，此等程式可供進一步開發成為多種網上應用系統。

- ***管理人員資歷深厚：***管理人員業務資歷深厚，在資訊科技及電腦行業人脈廣博，協助本集團制訂切實可行之業務策略，以十足效率將其技術知識轉化成為多元化收入模式。

其他

本集團透過美國三家電腦供應商，即Zsystems LCC、Triton Technology Laboratory Corp.及American STI Inc.分銷ThizLinux，三家供應商均為獨立第三者。此外，本集團於二零零零年十一月與互聯網教學供應商Renew Logistic (HK) Ltd.（為獨立第三者）訂立協議，在Renew Logistic (HK) Ltd.於香港某大著名玩具零售商旗下各門市內所經營之電腦產品專櫃分銷可配套ThizLinux之個人電腦，自協議簽訂當日起計為期兩年。

知識產權

軟件及相關產品或服務

本集團已完成開發以Linux為基礎之作業系統及軟件庫，其源碼根據GPL或LGPL乃公開予普羅大眾，而毋須先行達成特定之特許協議。本集團於複製、修改及分發以Linux為開發基礎之軟件或軟件庫時，已採納及遵守根據GPL及LGPL之條款。本集團不會就有關以Linux為基礎之軟件及軟件庫或Linux商標（為Linus Torvalds之註冊商標）申請任何專利權。有關本集團知識產權風險之詳情，請參閱本配售章程「風險因素」一節。

本集團正在開發在Linux上操作之應用系統。開發及分銷此等在Linux上操作之應用系統毋須受制於GPL或LGPL條款，因為此等系統並非以Linux為基礎之軟件作業系統，不屬於GPL或LGPL管制範圍之內，故毋須向Free Software Foundation Inc.取得特許權。本集團僅會就有關以本集團僱員之獨立知識、技巧及判斷為開發及創作基礎之產品成果申請專利權。

網站

本集團擁有旗下網站**thiz.com**、**thiz.com.hk**、**thizbiz.com**、**thizlinux.com**及**thizgroup.com**，連同有關網站現存所有知識產權之專利權。此等網站分別位於美國及香港。

此等網站之功能特色、屏幕顯示及內容，一經記錄作永久形式，即在香港受香港法例第528章版權條例保障，視作文字及/或藝術作品。倘此等網站其中任何部份在其他司法權區運作，則有關作者於其文字及藝術作品方面之權利保障，可透過作為國際公約之伯爾尼公約，根據有關成員國各自之法例而獲得相同或類似保障。

同月，本集團與遠望簽訂分銷協議，委聘遠望為ThizLinux於中國之分銷商，自二零零一年一月起計為期兩年。根據此協議銷售ThizLinux桌面版本估計銷量每年最少達12萬套。

宏駿

二零零零年十二月，本集團與宏駿簽訂意向書成立合營企業，重新開發宏駿所開發之現有應用軟件在Linux上操作。估計投資總額將為2,000,000元，本集團暫定將對此合營企業投資1,000,000元（須待本集團及宏駿訂立協議作實）。本集團所作出資將以根據配售發行新股所得款項淨額撥付。本集團將負責聘請程式編寫員及監督宏駿現有應用軟件之重新開發程序，宏駿則負責提供技術支援。宏駿所開發之軟件應用系統包括網上內聯網系統、電子採購解決方案、人力資源應用系統、會計處理系統、供旅行社使用之預訂酒店系統、物流管理系統及供物業承建商使用之項目管理系統。本集團將會從宏駿其他現有應用軟件中進一步選取董事認為具有市場潛力者進行重新開發。本集團現正計劃與宏駿重新開發其會計系統。有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與宏駿進一步磋商方可作實。

聯瞻

二零零一年三月，本集團與聯瞻簽訂為期兩年之分銷協議，自二零零一年五月起於台灣及其他東南亞國家分銷ThizLinux。根據此協議銷售ThizLinux桌面4.2版本估計銷量每年最少達15萬套。

津聯網絡

二零零一年三月，本集團與津聯網絡簽訂意向書，於中國天津市分銷本集團之Linux 產品。

縱橫物流

二零零一年五月，本集團與縱橫物流簽訂分銷協議，於澳門分銷本集團之ThizLinux桌面版本、ThizLinux伺服器版本之現有版本及ThizOffice，自二零零一年五月一日起計為期六個月。

本集團亦參與貿易展銷會，例如亞太區資訊科技展2000，藉以宣傳ThizLinux。

策略關係

本集團與若干科技公司已建立並會繼續建立策略關係。董事認為，建立此等關係有助本集團擴闊客戶基礎，宣傳本集團產品及服務品牌，並可利用技術夥伴所掌握之技術為客戶提供更多元化之產品及服務。

本集團已建立之策略關係茲概述如下：

盛創

本集團與盛創旗下一間全資附屬公司於二零零零年十二月成立即時盛創企業系統有限公司(「即時盛創」)，開發盛創現有ERP系統在Linux上操作。本集團與盛創雙方各佔即時盛創已發行股本50%權益，有權委任兩名董事加入即時盛創董事會，並已同意各自繳入首期投資500,000元，其中50,000元為實繳股本，其餘450,000元則為股東貸款。截至最後實際可行日期，本集團已向即時盛創繳入約291,500元。有關出資餘額將從根據配售發行新股所得款項淨額中撥付。本集團主要負責即時盛創之營運、會計及軟件程式開發工作，盛創則主要負責即時盛創產品銷售及分銷工作。即時盛創現正進行將有關ERP系統在Linux上操作之開發工作。

遠望

二零零零年十二月，本集團與遠望簽訂意向書，在中國設立合資經營企業，重新開發遠望現有應用軟件在Linux上操作。投資總額將為人民幣1,000,000元，本集團及遠望分別繳入60%及40%。本集團所繳入資本將以根據配售發行新股所得款項淨額撥付。本集團將負責提供有關Linux之軟件開發技術，遠望則負責提供人手、辦事處及設備，以由合營企業重新開發其現有應用軟件。遠望所開發之軟件應用系統包括供學校網絡使用之應用系統、銷售點系統、辦公室信息系統、人事管理系統及投標管理系統。本集團擬重新開發之現有應用軟件詳情收錄於本配售章程「未來計劃及前景」一節。有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與遠望進一步磋商後方可作實。成立有關合營企業須取得有關中國機關批准。

即將推出之產品及服務	分銷渠道	目標客戶	目標市場
於Linux平台上操作之應用軟件（例如ThizOMS）	分銷商	最終用戶、資訊科技顧問	香港、中國
ThizLinux@School	學校、零售店、ZMall、**thizbiz.com** **thizlinux.com**	學校、教師、學生	香港、中國
家居伺服器配套	直銷	個人家居用戶、中小型企業	香港
網絡設計套裝程式	直銷	公司	香港
無線互聯網產品	直銷	互聯網用戶	香港
電子商店軟件	分銷商	中小型企業	全球
辦公室內務行政系統	分銷商	中小型企業	香港

市場推廣

董事相信，本集團在提供Linux解決方案上能否取得成果，繼續建立集團品牌誠為關鍵所在。為達致此目標，本集團透過舉辦研討會等各類宣傳活動以及於電腦主題刊物刊登廣告，宣傳ThizLinux。多份資訊科技主題雜誌之讀者更可獲贈ThizLinux免費樣本。**thizlinux.com**網站現已建立，提供有關Linux之新聞資訊以及技術支援服務，從而提高ThizLinux知名度，加強本集團在Linux社群之影響力，促進本身與客戶之關係。董事更相信，經不同電腦供應商、**thiz.com.hk**之ZMall及**thizbiz.com**分銷ThizLinux，亦能加強客戶對ThizLinux品牌之印象。

及零售店開出發票。為利用本集團現有之互聯網業務作為市場推廣渠道，本集團之Linux產品亦同時在**thiz.com.hk**之ZMall、**thizbiz.com**及**thizlinux.com**有售。為滲透其他亞洲市場，本集團與遠望及聯瞻簽訂分銷協議，於中國、台灣及其他東南亞國家分銷ThizLinux。本集團與津聯網絡亦已訂立意向書，於中國天津市分銷其Linux產品；另與縱橫物流訂立分銷協議，於澳門分銷旗下若干現有Linux產品。

下表展示本集團已推出或即將推出之主要產品及服務之分銷渠道、目標客戶及市場：

已推出之產品及服務	**分銷渠道**	**目標客戶**	**目標市場**
ThizLinux桌面版本	硬件供應商、分銷商、直銷、零售店、ZMall、**thizbiz.com**、**thizlinux.com**	個人電腦用戶	美國、香港、中國及台灣
ThizLinux伺服器版本	直銷、分銷商、ZMall、**thizbiz.com**、**thizlinux.com**	資訊科技顧問、公司	香港
ThizOffice	直銷、硬件供應商、分銷商、電腦商店、ZMall、**thizbiz.com**、**thizlinux.com**	個人電腦用戶	香港、中國及台灣
B2B電子商貿產品	**thizbiz.com**	公司	美國、香港、中國及台灣
B2C電子商貿產品	ZMall	消費者	香港
零售電腦產品	ZMall、推廣計劃、直銷、分銷商	最終用戶	香港

研究及開發

董事相信，研究及開發工作為發展本集團Linux解決方案業務不可或缺之一環。本集團已投入資源進行研究及開發工作。有關ThizLinux之發展成本未予撥充資本，惟於產生時即予支銷。截至二零零一年三月三十一日止兩個年度，根據本集團在研究及開發產品方面所耗支軟件費用、互聯網服務費用及員工薪酬估計，研究開發成本分別約為600,000元及2,200,000元。由於本集團在往績期間並無將研究開發費用分開作獨立記錄，故上述金額僅為估計成本。截至最後實際可行日期，本集團共有12名僱員從事研究及開發工作，其中11名負責Linux解決方案，另外1名負責門站。

本集團計劃招聘更多業內專才參與Linux開發項目工作。此外，本集團擬利用本身與軟件開發商之關係，為其客戶提供更多元化的Linux解決方案，有關詳情收錄於本節內「策略關係」分節。本集團亦會利用其於Linux方面所掌握之專門知識，提供更多姿多采之網上應用軟件及電腦產品／服務。有關上述計劃之進一步詳情，收錄於本配售章程「未來計劃及前景」一節。

銷售及市場推廣

銷售

本集團擁有一組由三名資深人員組成之營銷隊伍，與管理人員合力推廣宣傳本集團之服務及產品。

本集團目標客戶為個人及中小型企業。本集團透過多種分銷渠道，包括直銷渠道及分銷商銷售旗下產品及服務，藉以擴大其產品銷售地域覆蓋範圍。

本集團更主要透過電腦供應商(於本身所售賣個人電腦內安裝有ThizLinux)銷售ThizLinux桌面版本。本集團之Linux產品(ThizLinux桌面版本、ThizLinux伺服器版本及ThizOffice)乃透過分銷商及直銷渠道例如辦公室遷移程式銷售。有關產品亦於電腦商店內有售。本集團在第一個月通常會並會繼續以寄賣方式向電腦商店售賣Linux產品，據此，有關零售店僅在產品售出下始需要付款予本集團。本集團會進行盤點工作，查核有關零售店之存貨量，以便點算Linux產品之銷量。一個月後，分銷商及零售店需要自行發出購貨訂單，本集團則會在產品送達時向有關分銷商

3) 搜尋器

4) 網上PDA(ZPda)

- 聊天室服務
- 免費電郵
- 日程／時間編排

5) ZMall－B2C互聯網購物中心*

6) 內容服務*，例如文匯報每日新聞頭條、IQ題及心理測驗、每日烹飪食譜及天氣報告等

附註：

* 僅於**thiz.com.hk**提供

(ii) B2C及B2B電子商貿平台

本集團B2C電子商貿平台－ZMall位於入門網站**thiz.com.hk**。ZMall展示來自30多家供應商種類包羅萬有之產品（包括本集團之Linux產品）。該平台提供：

1) 展示產品及產品資料（包括價格）

2) 供應商資料

3) 網上訂購

4) 網上信用咭付款特許權及處理

本集團之B2B電子商貿平台**thizbiz.com**乃一個專門提供國際貿易服務之B2B電子商貿平台，涉及產品種類繁多，例如電子元件及電腦產品（包括本集團之Linux產品）。

(iii) 其他電腦服務

本集團提供其他電腦服務，例如網絡設計、開發在Linux平台上建立內置Linux兼容程式之網站，以及網絡存置等服務。

選取自**thizlinux.com**網頁


ThizLinux Laboratory Ltd.
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ThizLinux 九歲小擁躉
誰說 Linux 只是資深電腦用家的專門玩意？當九歲小學生也在使用 ThizLinux 的時候，你便會發現，原來 Linux早已進入尋常百姓家。
學校參與開發 ThizLinux@School
要開發一套成功的電腦軟件，先要了解用家的實際需要；因此我們誠邀全港中小學校長，老師參與開發最新的教育軟件 -- ThizLinux@School。 ThizLinux@School的初試版備有多套適合學校及學生使用的教育軟件，現已分發給全港一千多間中小學校，歡迎各位就初試版的內容提出意見。
教育界專享 ThizLinux優惠
由即日起，凡透過教育署「香港資訊教育城」網站訂購 ThizLinux 及ThizServer 的教育工作者及學生，即可享受特價優惠；ThizLinux只需港幣120元 (原價港幣156)，而 ThizServer則為港幣 480(原價港幣799)，實在物超所值。優惠期至2001年6月26日。欲免向隅，請快點前往「香港資訊教育城」網站訂購吧！
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ThizLinux 產品概覽
ThizLinux 4.2 有著自動的安裝、設定和簡易的用法，使用家使用時更得心應手。整個安裝過程不單會自動執行軟件安裝，更會自行偵查電腦硬件設備和安裝硬件驅動程式，簡易直接，快捷方便。
ThizOffice 1.0 為即時系統首個辦公室軟件，整個軟体以開放軟件 OpenOffice為基本。即時系統透過不斷測試, 整合, 使用, 將整個軟体重新整理, 務求令它更方便易用, 更切合香港環境, 更適合商業及家庭用家。
ThizServer 4.3 是 ThizLinux 研發的穩定可靠，方便易用的伺服器軟件。其統一的設定介面以網絡為本，配合最新 Linux 內核2.4.3及多項重要功能，再加上強大的技術支援，升級及訓練服務，確保用戶可以輕鬆設定伺服器。
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Copyright(c)2001. All Rights Reserved.

II. 附屬業務活動

為支援本集團之Linux相關業務，本集團亦從事下列附屬業務活動，包括(i)運作互聯網門站；(ii) 運作B2C電子商貿平台及B2B電子商貿平台；及(iii) 提供網絡設計及網站開發等服務：

(i) 互聯網門站

thiz.com及**thiz.com.hk**提供下列產品及服務：

1) 容量達100 MB之個人網上儲存空間(ZDrive)

2) 網上ICQ (ZICQ)


ThizLinux
ThizLinux

ThizLinux桌面版本


ThizOffice
ThizOffice

ThizOffice


ThizServer
ThizServer

ThizLinux伺服器版本


ThizLinux@school
香港課程教育軟件
內附40多款學生軟件

ThizLinux@School
(僅已推出試驗版本)

為推廣Linux應用，本集團運作**thizlinux.com**網站，登載有關Linux之最新實用資料，包括(i) Linux社群消息；(ii)安裝指南；(iii)解答有關Linux之常見提問；(iv)技術支援；及(v)購置ThizLinux。

於二零零一年三月推出之「辦公室遷移」計劃，提供ThizLinux桌面4.2版本及ThizLinux伺服器版本，連同相關服務例如軟件安裝及軟件網絡配置。ThizOffice在二零零一年五月推出後也納入此套程式內。上述由本集團自行開發之產品本身並非為按知識產權條例所界定之侵權複製品，故使用任何有關產品不會構成觸犯知識產權條例之行為。

於二零零一年五月推出之軟件ThizOffice乃本集團自行開發之辦公室應用軟件，此應用軟件以開源碼應用技術OpenOffice.org之源碼為開發基礎。其主要功能特色如下：

- 內置一系列辦公室應用工具，例如文字處理、試算表、表示、繪圖及網頁設計工具等
- 同時支援中英語
- 中英語檔案可與微軟辦公室全面兼容及互換
- 可於Linux及微軟視窗上操作
- 以電話及電郵提供技術支援服務，並提供免費升級服務
- 提供用戶手冊

ThizLinux桌面4.2版本於二零零一年三月推出。新增功能特色包括：

- 全新Linux作業系統(Linux核心版本2.4.2)
- 支援寬頻互聯網接駁
- PDA公用程式
- 更多硬件支援驅動器
- 簡化配置程序之控制台
- 影像光碟播放裝置
- 其他程式，例如試算表程式及繪圖程式
- 以電話及電郵提供技術支援服務

ThizLinux伺服器版本已於二零零一年三月推出，主要應用功能特色如下：

- 有關接駁互聯網之寬頻支援及接駁電話線支援
- 互聯網／寬頻共用服務
- 應用於伺服器系統之硬件支援驅動器
- 所有服務均可以基本配置自行啟動
- Samba伺服器－方便Linux伺服器與視窗客戶兩者間共用檔案
- NFS伺服器－方便Linux伺服器與Unix客戶兩者間共用檔案
- Apache伺服器－網絡伺服器程式
- 郵件伺服器
- Telnet及Ftp服務
- MySQL伺服器及客戶－數據庫系統
- 支援PHP(PHP超文本預先處理器)、Perl(實用抽取報告語言)及JSP(Java伺服器網頁)等網絡程式語言

- 撤除安裝程式－撤除安裝ThizLinux桌面版本之程式
- 用戶手冊

b. 開源碼部件（可供複製、修改及分發之軟件，毋需任何有關費用而限制亦甚少）：

- Linux作業系統－(Linux核心版本2.2.15)
- 視窗管理系統
- PDA通訊工具
- Zip及unzip功能－製造及打開壓縮檔案之程式
- 網頁瀏覽器
- MP3播放裝置
- 圖形軟件
- 光碟播放裝置
- ICQ聊天室程式
- 解調器接駁電話線
- Telnet及Ftp客戶程式－方便遙遠接駁另一台電腦及進行電腦間檔案傳送之程式
- 與其他電腦共用資源

c. Sun Microsystem, Inc.特許商業部件（根據有關特許協議本集團毋須支付特許費）：

- Star Office（包括文字處理、試算表、表示、網頁設計工具、日程表等應用軟件等）

(iii) 其他電腦服務

本集團亦有提供電腦服務，例如網絡設計、開發在Linux平台上建立內置Linux兼容程式之網站，以及網絡存置等服務。透過提供該等以Linux平台為基礎之服務，本集團正在建立ThizLinux伺服器版本之客戶基礎，而現正享用本集團網絡設計及網站開發服務之客戶亦可能會成為本集團已完成開發或本集團日後將會開發之全線系列Linux產品之客戶。

產品及服務

I. Linux解決方案

本集團之Linux解決方案包括以下各項：

1) 適用於個人電腦之ThizLinux桌面版本（英語及繁簡體中文版本）

2) 適用於內聯網及網絡伺服器之ThizLinux伺服器版本

3) 辦公室應用軟件ThizOffice

4) 軟件安裝及網絡配置服務

5) 培訓及教學服務－本集團提供學習使用ThizLinux之收費培訓課程，並舉辦以Linux為主題之免費講座

ThizLinux桌面3.0版本自二零零零年十月起銷售，具備以下主要功能：

a. 本集團自行開發部件：

- 自動安裝
- 自動配置硬件
- 自動分隔以保留硬件空間供安裝微軟視窗，令兩個作業系統兼容於一部個人電腦之內
- 兼備英語及繁簡體中文版本－ThizLinux桌面1.0版本僅可支援英語，而2.0版本則可同時支援英語及繁體中文

本集團透過在互聯網上不斷運作ZDrive、ZICQ及ZPda等網上功能而累積應用有關網上功能之經驗，從而不斷測試該等功能，精益求精，然後才將有關網上應用軟件推出市場。

(ii) B2C、B2B電子商貿平台及本集團Linux產品之其他發售渠道

在**thiz.com.hk**之ZMall運作B2C電子商貿平台以及在**thizbiz.com**運作B2B電子商貿平台，為本集團開闢渠道，向本地個人客戶及全球批發／製造商客戶推廣及發售本集團之Linux產品。

本集團名為ZMall之B2C電子商貿平台存置各類產品（包括本集團現有之Linux產品），作為網上購物、訂貨及信用咭付款之平台。於ZMall所發售之產品中，本集團一直在互聯網及透過宣傳推廣計劃，例如在香港一家玩具零售商之門市進行推廣優惠，積極推銷連同ThizLinux桌面版本配套銷售之個人電腦及相關配件，在所售賣之個人電腦內安裝Linux產品，藉以充份掌握機會提高電腦用戶對本集團Linux產品之認知程度，更深入瞭解有關產品之特色及優點。截至二零零一年三月三十一日止年度B2C電子商貿平台所產生收入乃源自銷售電腦產品，主要為採購自龍毅之個人電腦連配件，其他有關詳情收錄於下文「有關連人士交易及關連交易」分節。截至二零零一年三月三十一日止年度，透過B2C電子商貿平台或其他渠道零售電腦產品所錄得營業額約為1,946,000元。

ZMall亦作為一套行將利用Linux技術開發，可供在Linux平台上使用之網上應用軟件（即電子商店軟件）之展示媒介，該應用軟件應會包含ZMall之功能，方便用戶在互聯網上創設及營運其本身之商店。本集團透過運作ZMall而累積網上買賣經驗，以便測試電子商店軟件功能，力臻完善，然後才將有關軟件推出市場。

在Linux平台上建立之**thizbiz.com**，方便買賣雙方於互聯網上訂立及進行交易。

本集團向供應商採購一系列電腦產品，包括硬碟、RAM及集成電路，然後透過**thizbiz.com**售賣此等電腦產品，連同本集團現有全線系列Linux產品。透過此B2B平台，本集團嘗試招徠電腦產品供應商，並與彼等建立聯繫；此等供應商可能會成為本集團Linux產品之客戶，尤其是於ThizLinux及ThizOffice方面，使本集團之Linux產品可安裝於供應商發售之個人電腦內。

有關本集團獨立於個人電腦銷售之Linux產品之資料，請參閱本配售章程「業務」一節「銷售及市場推廣」一段。

就開發在Linux上操作之應用系統方面，本集團與盛創之全資附屬公司於二零零零年十二月組成合營企業，開發盛創現有之ERP系統在Linux上操作，暫定將以ThizOMS名義推出市場；並於二零零零年十二月與宏駿及遠望分別簽訂意向書，重新開發其各自之應用軟件在Linux上操作。

本集團亦提供有關Linux之培訓及教學服務。本集團提供學習使用ThizLinux之收費培訓課程及舉辦有關Linux之免費講座。由於本集團在二零零一年四月才開始提供收費培訓課程，往績期間並無源自此項業務之收入。

本集團於二零零零年一月開展旗下之Linux解決方案業務。此項業務所錄得營業額乃源自分銷ThizLinux，約佔本集團截至二零零一年三月三十一日止年度總營業額19.7%。

附屬業務活動

為支援本集團之Linux相關業務，本集團亦從事下列業務活動：

(i)　互聯網門站

本集團於一九九九年六月在美國推出**thiz.com**及於二零零零年四月在香港推出**thiz.com.hk**門站，兩者均以Linux平台為建立基礎。此等門站透過提供個人化功能特色，例如隨時隨地以任何可接駁互聯網之裝置，提供100 MB免費網上儲存空間(ZDrive)、網上ICQ(ZICQ)及網上PDA(ZPda)。

thiz.com及**thiz.com.hk**本身便可證明本集團具備開發上述網上功能之實力。**thiz.com**及**thiz.com.hk**亦作為本集團下列行將開發可供在Linux平台上使用之網上應用軟件在互聯網上之展示媒介：

(a)　辦公室內務行政系統軟件

此將為一套在Linux上操作之辦公室內務行政應用軟件，功能包括網上儲存、網上ICQ及網上PDA；此等功能目前可供本集團旗下門站**thiz.com.hk**及**thiz.com**之用戶享用。

(b)　教學平台

此將為一套在Linux上操作，專供學生及學校管理人員使用之應用軟件，功能包括網上儲存、網上ICQ、網上電郵及網上PDA。

Linux解決方案

本集團目前有售之Linux產品包括：(i)ThizLinux桌面版本，為適用於個人電腦之Linux作業系統；(ii)ThizLinux伺服器版本，為適用於內聯網及網絡伺服器之Linux作業系統；及(iii)ThizOffice，為辦公室應用軟件。本集團正剛推出ThizLinux@School（專為學校而設之ThizLinux桌面版本）之試驗版本。

本集團已完成開發並在二零零零年六月推出一套供個人電腦使用之Linux作業系統，名為「ThizLinux桌面版本」。目前之ThizLinux桌面版本可支援英語、繁簡體中文。ThizLinux桌面版本主要特色在於使用簡易，可自動安裝、自動配置、自動撤除安裝及自動保存微軟視窗及可轉換語言。董事相信，造成Linux未能在個人電腦市場上大行其道之主要障礙在於其安裝和配置程序略嫌繁複。本集團將ThizLinux桌面版本分銷予電腦供應商(於本身所售賣個人電腦內安裝有ThizLinux)並按每台個人電腦收取費用。本集團亦透過分銷商、零售店及向最終用戶直銷方式以套裝光碟形式分銷ThizLinux桌面版本。ThizLinux桌面版本內置Linux作業系統、網頁瀏覽器、光碟播放裝置、媒體播放裝置、遊戲、辦公室公用程式（其中包括文字處理、試算表、數據庫管理、顯示圖解及日程表）。整個安裝過程十分簡單，方便用戶輕易安裝有關程式。

為將旗下Linux解決方案業務擴展至伺服器市場，本集團已完成開發並在二零零一年三月推出ThizLinux伺服器版本，可應用於內聯網及網絡伺服器方面。

本集團亦已於二零零一年六月推出ThizLinux@School（專為學校而設之ThizLinux桌面版本）之試驗版本。其中包含多種教學／學習工具、教材及教育遊戲。本集團已向香港若干中小學校派發宣傳光碟，以便測試軟件功能及收集意見。本集團將會提升ThizLinux@School之功能特色，有關詳情收錄於本配售章程「未來計劃及前景」一節。

二零零一年五月，本集團參照開源碼辦公室應用技術OpenOffice.org之源碼，完成開發及推出一套辦公室應用軟件，名為「ThizOffice」，此應用軟件可同時在Linux及微軟視窗平台上操作，內置一系列辦公室應用工具，例如文字處理、試算表、表示、繪圖及網頁設計工具等。ThizOffice可支援中英兩種語言，中英語檔案可與微軟辦公室全面兼容。

為推廣本集團旗下之Linux產品，本集團於二零零一年三月推出一套名為「辦公室遷移」之計劃，此為一套提供ThizLinux桌面及伺服器版本，連同軟件安裝及網絡配置服務之套裝程式。ThizOffice在推出後也納入此套程式內。

與縱橫物流簽訂分銷協議，於澳門分銷本集團之ThizLinux桌面4.2版本及ThizLinux伺服器版本之現行版本以及ThizOffice，自二零零一年五月一日起計為期六個月。

二零零一年六月，本集團亦已推出ThizLinux@School（專為學校而設之ThizLinux桌面版本）之試驗版本。其中包含多種教學／學習工具、教材及教育遊戲。本集團已向香港中小學校派發宣傳光碟，以便測試軟件功能及收集意見。本集團將會提升該產品之功能特色，有關詳情收錄於本配售章程「未來計劃及前景」一節。

二零零一年七月，本集團完成旗下公司重組，為股份於創業板上市作好準備。重組完成後，本公司成為本集團之控股公司。公司重組詳情收錄於本配售章程附錄四「公司重組」一段。

截至最後實際可行日期，本集團共聘有27名員工負責下列營運事務：

	香港	美國	總計
管理	2	1	3
Linux程式編寫及開發	11	—	11
網絡開發及設計	3	—	3
開發網絡程式	—	1	1
營銷	3	—	3
行政支援及會計	6	—	6
總計	25	2	27

業務簡介

本集團開發及提供Linux解決方案，包括Linux作業系統（可連同硬件供應商所提供之個人電腦配套銷售）、在Linux上操作之應用系統及相關服務，例如軟件安裝、培訓及教學。為支援本集團之Linux相關業務，本集團亦從事若干附屬業務活動，包括(i)運作互聯網門站，具備功能特色日後再開發成為可供在Linux平台上使用之網上應用系統；(ii)運作B2C電子商貿及B2B電子商貿平台，並透過此等平台推廣及發售本集團之Linux產品；及(iii)提供服務，例如在Linux平台上建立內置Linux兼容程式之網絡設計及網站開發，以及網絡存置等服務。

光碟之生產成本。本集團毋須支付特許費，相關開發成本亦已實報實銷，故未予撥入銷售成本內。年內本集團透過本身之B2B電子商貿平台進行之電腦產品買賣業務所得營業額約為1,046,000元，源自該項業務之毛利率則約為4.0%。此外，電腦產品銷售在香港亦透過本集團B2C電子商貿平台或其他渠道例如宣傳推廣計劃及直銷渠道以零售方式進行，因為董事相信這樣有助向最終用戶推廣ThizLinux。以零售方式銷售電腦產品所得營業額約1,946,000元包括售出電腦產品發票值約1,917,000元及銷售電腦產品所得佣金收入約29,000元。年內以零售方式所分銷電腦產品主要為採購自龍毅之個人電腦。源自電腦產品零售業務之毛利率約為10.8%。有關美術、網絡設計、網站開發及網絡存置服務之毛利率約為78%，與對上年度相若。本集團錄得毛利約1,500,000元及淨虧損約6,000,000元。由於銷售ThizLinux及美術、網絡設計、網站開發及網絡存置服務因毛利率較高而產生進賬，毛利率大幅增至約33.9%。淨虧損增加主要因員工成本(包括董事酬金)增加所致。本年內，本集團增聘人手進行其產品及服務之發展及市場推廣工作，以致租金、員工成本及宣傳成本均大幅上漲。基於收取酬金之董事人數由一名增加至三名，而董事酬金亦曾作檢討，董事酬金由截至二零零零年三月三十一日止年度約100,000元增加至截至二零零一年三月三十一日止年度約2,100,000元。本集團應佔共同控制企業即時盛創企業系統有限公司成立初期之虧損約160,000元。

該年內，配合推廣ThizLinux之宗旨，本集團向龍毅採購可供連同ThizLinux桌面版本分銷之個人電腦約達1,700,000元，亦同時代表龍毅分銷個人電腦，從中賺取佣金約9,000元。本集團曾向安訊科技提供美術及網站開發服務，直至二零零零年五月為止，其中所錄得營業額約為300,000元。有關上述交易之其他詳情收錄於下文「有關連人士交易及關連交易」分節。

二零零一年四月一日至最後實際可行日期

業務發展

二零零一年四月，本集團開始提供有關使用ThizLinux之收費培訓課程。

二零零一年五月，本集團參照開源碼辦公室應用技術OpenOffice.Org之源碼，完成開發及推出一套低成本辦公室應用軟件，名為「ThizOffice」。同月，本集團

- 推出**thizlinux.com**，提供有關Linux之新聞資訊

- 於二零零零年十一月與互聯網教學供應商Renew Logistics (HK) Ltd.（為獨立第三者）簽訂協議，在香港一間著名玩具零售商旗下各門市以收取佣金方式分銷可配套ThizLinux桌面版本之個人電腦及其他有關產品，年期自協議簽訂當日起計為期兩年。截至二零零一年三月三十一日，源自經此渠道銷售電腦之佣金收入約為4,000元

- 開始與盛創聯手開發在Linux上操作之ERP系統

截至二零零一年三月三十一日，本集團共聘有26名員工負責下列營運事務：

	香港	**美國**	**總計**
管理	2	1	3
Linux程式編寫及開發	7	–	7
網絡開發及設計	4	–	4
開發網絡程式	–	1	1
營銷	5	–	5
行政支援及會計	6	–	6
總計	24	2	26

財務表現

本集團截至二零零一年三月三十一日止年度錄得營業額約4,300,000元，源自銷售ThizLinux、透過B2C電子商貿平台或其他渠道例如宣傳推廣計劃及直銷渠道等零售電腦產品（例如配套ThizLinux桌面版本之個人電腦）、透過B2B電子商貿平台銷售電腦產品及提供美術、網絡設計、網站開發及網絡存置服務。銷售ThizLinux所得營業額約850,000元包括向所售賣個人電腦內安裝ThizLinux之電腦供應商分銷ThizLinux所得營業額約813,000元，以及銷售ThizLinux光碟所得營業額約37,000元。源自銷售ThizLinux之毛利率約為99%。銷售成本僅會計入套裝

本集團於二零零一年三月推出ThizLinux桌面4.2版本，具有新增功能特色。為將旗下Linux解決方案業務擴展至伺服器市場，本集團亦已完成開發ThizLinux伺服器版本，於同月推出市場。

為充份掌握因知識產權條例部份條文正式實施而引發之市場潛力，本集團推出一套名為「辦公室遷移」之計劃，此為一套提供ThizLinux桌面4.2版本及ThizLinux伺服器版本，連同軟件安裝及網絡配置服務之套裝程式。ThizOffice已於該套程式推出後加入至其中。

二零零一年三月，為進一步擴大ThizLinux於亞洲之銷售額，本集團與聯瞻簽訂分銷協議，委聘聯瞻為ThizLinux於台灣及其他東南亞國家之分銷商，為期兩年，自二零零一年五月一日起生效。根據分銷協議，聯瞻以批發價向本集團購入ThizLinux。根據此協議銷售ThizLinux桌面4.2版本估計銷量每年最少達15萬套。同月，本集團與津聯網絡簽訂意向書，於中國天津市分銷本集團產品。

截至二零零一年三月三十一日止年度，ThizLinux桌面版本在美國及香港銷量約達24,500套。本年內，本集團透過ZMall或其他渠道以零售方式向大約480名客戶銷售電腦產品，透過B2B電子商貿平台向5名客戶銷售電腦產品，網絡設計、網站開發及網絡存置服務則有4名客戶。

其他發展成果

- 於二零零零年四月完成開發網上儲存系統
- 展開一連串市場推廣活動，例如在九巴車身上髹廣告、雜誌報章刊登廣告、研討會及參展活動等，為推出**thiz.com.hk**及ThizLinux造勢
- 為**thiz.com.hk**新添功能特色，例如網上PDA
- 完成開發並於二零零零年六月開始銷售ThizLinux桌面1.0版本
- 於二零零零年九月完成開發同時運行繁體中文之ThizLinux桌面2.0版本，於同月推出市場
- 於二零零零年十月完成開發同時運行簡體中文之ThizLinux桌面3.0版本，於同月推出市場

二零零零年九月，本集團之B2C電子商貿平台－ZMall開始在**thiz.com.hk**運作。此乃虛擬購物商場，存置產品種類包羅萬有（包括本集團之Linux相關產品），提供網上購物、訂貨及網上信用咭付款服務。本集團視**thiz.com.hk**及ZMall為本集團若干網上應用軟件在互聯網上之展示媒介；此等行將開發可供在Linux平台上使用之網上應用軟件計有電子商店軟件（方便用戶在互聯網上創設及營運本身之商店）、辦公室內務行政系統軟件及教學平台。此等應用軟件將會包含**thiz.com.hk**目前所提供由本集團自行開發之網上功能，例如ZDrive、ZICQ及ZPda等。本集團透過在互聯網上不斷運作上述在線買賣及網上功能而累積應用有關功能之經驗，從而不斷測試該等功能，精益求精，然後才將有關網上應用軟件推出市場。ZMall同時亦作為本集團旗下Linux產品之推廣及發售渠道。

二零零零年九月，本集團之B2B電子商貿平台－**thizbiz.com**亦同時於香港推出，買賣多種產品，包括電子元件及電腦產品。本集團開始向台灣、美國及香港之供應商採購電腦產品，包括硬碟、RAM及集成電路，在**thizbiz.com**上買賣，從而招徠電腦產品供應商，並與彼等建立聯繫；此等供應商可能會成為本集團Linux產品之客戶，尤其可能在其所發售個人電腦內安裝ThizLinux及ThizOffice。

二零零零年十二月，本集團與盛創在香港成立即時盛創企業系統有限公司，聯手開發盛創之現有ERP系統在Linux上操作。

二零零零年十二月，本集團與遠望簽訂意向書，在中國成立合營企業，重新開發遠望現有應用軟件在Linux上操作。為滲透中國市場，本集團與遠望於同月簽訂分銷協議，據此，遠望獲委任為ThizLinux之中國分銷商，為期兩年，自二零零一年一月起生效。根據分銷協議，遠望以批發價向本集團購入ThizLinux。根據此協議銷售ThizLinux桌面版本估計銷量每年最少達12萬套。基於本集團須專注應付因知識產權條例若干條文正式實施所帶起ThizLinux於香港之需求量，故截至二零零一年三月三十一日並無錄得向遠望之銷售額；知識產權條例旨在打擊使用盜版軟件之行為，有關詳情收錄於本配售章程「行業概覽」一節。同月，本集團另與宏駿簽訂意向書成立合營企業，將宏駿所開發之現有應用軟件重新開發在Linux上操作。

於本期間，本集團開始在香港提供網絡設計、網站開發及網絡存置服務。

財務表現

截至二零零零年三月三十一日止年度，本集團錄得營業額約34,900,000元，與上年度水平相若，其中除約300,000元源自提供美術設計、網絡設計及網絡存置服務外，營業額主要源自於美國買賣電腦產品。儘管電腦產品買賣業務由於美國市場競爭激烈及產品壽命週期短暫，以致銷售額及毛利較一九九九年度所錄得數字分別下降約3%及52%，惟美術、網絡設計及網絡存置服務所錄得高達約81%之毛利率（因薪酬成本分配偏低所致）已抵銷電腦產品買賣業務所產生毛利減少之影響。本集團錄得毛利約400,000元，毛利率約1.4%，與上年度相若。鑑於本集團在美國之買賣業務營業員人數減少至零，加上關税及運費減少，截至二零零零年三月三十一日止年度之銷售及分銷費用亦由對上年度約1,000,000元大幅下降至約500,000元。該年度之一般及行政費用亦由對上年度約3,000,000元大幅下降至約2,200,000元，主要因呆賬撥備由約1,400,000元減少至約200,000元所致。本集團上年度錄得巨額呆賬撥備乃因據董事所知有部份分銷商結業所致。淨虧損約為1,800,000元。

該年內，本集團向GUI銷售電腦產品及採購電腦產品分別約達2,000,000元及約達1,600,000元。本集團亦有向安訊科技提供美術服務，其中所錄得營業額約為200,000元，此為本集團年內終止於美國之買賣業務後主要收入來源。有關上述交易之其他詳情收錄於下文「有關連人士交易及關連交易」分節。

截至二零零一年三月三十一日止年度

業務發展

本集團於二零零零年四月推出**thiz.com.hk**，以香港用戶為對象。董事相信，本集團乃香港其中少數向用戶提供網上儲存空間及網上ICQ等功能之互聯網門站營辦商。

於二零零一年三月聘得有關員工後，本集團繼而着手開發ThizLinux桌面英語版本。本集團於二零零零年六月完成開發並推出ThizLinux桌面版本。二零零零年十月，ThizLinux桌面版本功能提升，推出同時運行繁簡體中文之版本。

鑑於美國市場競爭激烈，PC Media, Inc.於一九九九年十二月終止在美國之電腦產品買賣業務。該年內本集團在美國之買賣業務約有50名客戶。

於一九九九年下旬，利先生與王先生共同制定業務計劃，積極發掘互聯網日漸普及所引發及促進之Linux市場增長潛力。該計劃其中一個重要元素為開發Linux作業系統，並在香港推出**thiz.com.hk**網站，作為本集團支援旗下Linux相關業務之附屬業務活動。

二零零零年一月，即時系統科研有限公司註冊成立，本集團透過此公司正式在香港進行旗下之Linux相關業務。本集團繼而開始物色程式員，負責開發Linux作業系統，以及開發Linux作業系統之規格及用戶要求。本集團於二零零零年三月聘用一名程式員及一名網站開發人員，分別進行開發Linux作業系統及開發有關Linux作業系統之互聯網相關功能之工作。

其他發展成果

- 於一九九九年五月就在美國建立網站**thiz.com**購置硬件設備及伺服器
- 於一九九九年六月推出具備網上ICQ及搜尋器功能特色之**thiz.com**
- 着手開發網上儲存程式
- 為新門站**thiz.com.hk**多項功能特色及程式設計系統規格
- 聘用多名僱員，包括程式員、設計／美術人員、營銷主任及其他後勤人員

截至二零零零年三月三十一日，本集團共聘有23名員工負責下列營運事務：

	香港	**美國**	**總計**
管理	2	1	3
Linux程式編寫及開發	2	—	2
網絡開發及設計	4	1	5
開發網絡程式	—	5	5
營銷	3	—	3
行政支援	5	—	5
總計	16	7	23

2. 黃琬瑜女士乃其中一名協助創辦本集團之成員。其於本公司所佔股權乃藉餽贈方式從王先生取得，以答謝其對本集團所作貢獻。

3. 即時盛創企業系統有限公司其餘50%權益由盛創一間全資附屬公司持有。

歷史及發展與積極拓展業務陳述

下文載列本集團自一九九八年六月八日至最後實際可行日期以來之業務歷史。本集團於一九九八年六月八日至一九九九年三月三十一日止期間之所有營業額及截至二零零零年三月三十一日止年度之99%營業額均源自於美國之電腦產品買賣銷售業務。鑑於有關業務已於一九九九年十二月終止，在過去16個月期間已不再為本集團之主線業務。即時系統科研有限公司註冊成立於二零零零年一月，本集團透過此公司開始專注其主線業務—Linux相關業務。於二零零零年三月聘得有關員工後，本集團繼而著手開發ThizLinux桌面版本，並積極從事其Linux相關業務。因此，本公司已向聯交所提交申請，尋求豁免嚴格遵守創業板上市規則第11.12條，有關新上市申請者須證明其於24個月整段期間在大致相同之管理及擁有權下一直積極專注拓展一類主線業務之規定，其他有關詳情收錄於本配售章程「豁免嚴格遵守創業板上市規則」一節。

一九九八年六月八日至一九九九年三月三十一日止期間

本集團歷史可追溯至一九九八年六月八日，當時王先生在黃琬瑜女士協助下於美國加州洛杉磯成立本公司全資附屬公司PC Media, Inc.，於美國從事電腦產品之買賣業務。

於一九九八年下旬期間，經就互聯網市場潛力詳加研究過後，本集團展開**thiz.com**門站之開發工作。此門站當時旨在作為網上ICQ功能特色之展示媒介，專供美國學校之網絡系統使用。董事相信，美國學校對此網上功能特色應有一定需求。此門站後來更成為本集團行將推出在Linux上操作之網絡應用軟件之展示媒介，有關詳情收錄於下文「業務簡介」分節。

截至二零零零年三月三十一日止財政年度

業務發展

本集團於一九九九年六月在美國推出旗下網站**thiz.com**。該年內，本集團繼續開發及推出嶄新功能特色，並提升**thiz.com**硬件及軟件基礎設施功能。

集團架構

下表展示配售（假設超額配股權未獲行使）及資本化發行完成時本公司、其主要經營附屬公司之股權架構及公司架構連同其各自之主要業務：


EIIL
（附註1）
利先生
黃琬瑜女士
（附註2）
根據配售之
承配人
（公眾人士）
50.43%
24.50%
4.22%
20.85%
Thiz Technology Group Limited
（即時科研集團有限公司）
（於開曼群島註冊成立）
投資控股
100%
Thiz Technology Group (BVI)
Holdings Limited
（於英屬處女群島註冊成立）
投資控股
100%
100%
100%
THIZLINUX INC.
（於英屬處女群島註冊成立）
投資控股
Thiz.Com Inc.
（於英屬處女群島註冊成立）
投資控股
THIZBIZ INC.
（於英屬處女群島註冊成立）
投資控股
100%
100%
100%
100%
100%
即時系統科研
有限公司
（於香港註冊成立）
投資控股及開發
Linux應用技術
PC Media, Inc.
（於美國註冊成立）
發展互聯網
Thiz Design
Group Limited
（於香港註冊成立）
美術設計
及網絡開發
Thiz.Com
(Hong Kong)
Limited
（於香港註冊成立）
投資控股、
互聯網服務及
B2C電子商貿
即時貿易網
有限公司
（於香港註冊成立）
B2B
電子商貿
50%
（附註3）
即時盛創
企業系統
有限公司
（於香港註冊成立）
開發在Linux上
操作之ERP系統

附註：

1. EIIL為本公司控權股東，並將為83,442,500股股份之註冊持有人。EIIL由IML全資擁有，IML為Intelligent Management Discretionary Trust（一項家族全權信託，受益人包括王先生、其家族成員及全球若干慈善團體）之受託人。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，乃IML之全部已發行股本。

根據一項非正式估計，工商企業所使用電腦軟件其中約有50%為盜版軟件。故此，基於開源碼軟件，特別是Linux成本較專利軟件為低，董事相信有關軟件之需求量將有明顯增長。

GPL及LGPL背景資料

GPL及LGPL兩者均為Free Software Foundation Inc.管理之特許牌照，適用於軟件分發方面，而有關軟件之原作者將軟件源碼提交開源碼分發，有關軟件使用者遂已獲有關原作者特許全面複製及分發所接收軟件之完整源碼。GPL特許牌照特別為電腦程式而設，LGPL特許牌照則適用於若干指定程式庫。有關複製、修改及分發程式庫內軟件之特許牌照，會自動授予有關使用者，祇要使用者一直遵守GPL及／或LGPL所列明條款或程序，特許牌照不可予以撤銷。有關條款或程序茲概述如下：

i) 使用者必須確認知悉GPL及LGPL（視情況而定）條款詳情；

ii) 分發任何有關程式或程式庫一概不得收取分文費用，或僅可收取純粹抵償分發成本之象徵式費用；及

iii) 同樣地，使用者亦必須將有關程式或程式庫源碼予以公開，並可根據GPL或LGPL（視情況而定）取用。

因此，使用者即使修改分別根據GPL或LGPL分發之程式或程式庫（或其中任何部份）複本，以有關程式或程式庫為基礎形成一項作品，而倘若該使用者打算將有關作品予以分發或出版，其必須（除其他責任外）促使該項經修改作品免費特許供所有第三者使用，或僅收取純粹抵償分發成本之象徵式費用。每次當使用者分發有關作品時，下一個使用者亦會自動獲原特許人發給特許牌照，在上述條文規限下複製、分發或修改有關作品，而有關使用者不得對接收者就其行使根據GPL或LGPL（視情況而定）所授予權利上施加進一步之限制。

使用者凡試圖循其他途徑複製、修改或分發受制於上述特許牌照之程式或程式庫，則其根據有關特許牌照所享有之權利會自動終止。特許牌照內清楚註明，使用者一概毋須負責強制第三者遵守特許牌照規定。凡已根據GPL或LGPL授予特許牌照之每名原作者均有權就任何違反特許牌照規定之情況強制執行根據有關牌照之權利。

以下為推出Linux相關應用軟件及其他開源碼軟件方案為消費者所帶來之若干益處：

發展快，質素高

傳統專利軟件供應商倚靠一批人數有限之軟件工程師改正軟件錯誤及開發新軟件或強化軟件。相對而言，最終用戶可取用源碼為開源碼軟件新關功能或應用程式或提供解決辦法及改良建議。因此，商戶不用單靠某第三方供應商，而可倚仗更大批軟件工程師及服務供應商。此外，開源碼軟件項目促進同行進行獨立評審，確保所有編碼改動具備一定質素。此外，董事相信，向公眾公開源碼可確保保安漏洞迅速察覺及消除，使開源碼軟件較專利軟件更安全可靠。

解決方案以客為尊

專利軟件源碼缺乏存取途徑，比起開源碼軟件，在兼容於現有系統方面難度較大，成本亦較高。此外，在開源碼之環境下，機構內部開發人員可憑藉廣及其他資訊科技專家及獨立程式編寫員之群體力量，以更快速度及顯著較低成本開發度身訂造之解決方案。開源碼軟件容讓最終用戶加以修改，亦使開源碼軟件能夠真正切合客戶之特定需求。

所有權成本較低

除可免費無限量安裝拷貝外，更有多個服務供應商可供消費者選擇，藉此減低消費者成本，免除支付專利軟件供應商因獨具產品知識而收取之暴利。開源碼軟件方案為此等軟件支援服務開創一個別具競爭力且資源多樣化之市場。

知識產權條例

知識產權條例其中部份條文旨在打擊使用盜版軟件之行為。根據知識產權條例，任何人士（包括公司）在本身經營或業務範圍內，或就有關目的而擁有、展示或分發任何版權作品之侵犯版權物品，即屬違法，而不論有關經營或業務是否牽涉買賣侵犯版權作品之物品。

Linux產品及服務收入


14,000元
12,000元
10,000元
8,000元
6,000元
4,000元
2,000元
0元
收入（百萬美元）
年複合增長率： 88%
1998
1999
2000
2001
2002
2003
硬件
軟件
服務
網上廣告

資料來源： WRH、IDC、 Dataquest及Jupiter Communications

WRH估計，銷售Linux作業系統軟件所得收入預測會由二零零零年約1.6億美元增長至二零零三年逾7億美元，年複合增長率67%。IDC報告指出，Linux在伺服器作業系統之市場佔有率由一九九八年之16%增長至一九九九年之25%，增幅超過93%。IDC亦預測，及至二零零三年，Linux使用率之增長速度會較任何其他作業系統為快。WRH預計Linux硬件（包括附設Linux應用程式之伺服器、伺服器設備及桌面工作站）之收入由二零零零年約12億美元增長至二零零三年逾77億美元，年複合增長率83%。WRH預測，Linux服務（包括支援及培訓）之收入將會以100%年複合增長率由約5億美元增至二零零三年約40億美元。

「開源碼」一詞適用於源碼可公開讓普羅大眾取用而其特許權必須容許修改及衍生作品之軟件。像Linux一樣廣泛使用之開源碼軟件，在廣大開發者社群間共享資訊、代碼及建議下不斷得到發展及改進。互聯網發展更有助促進及增強上述協力合作之發展模式。這些市場趨勢刺激開源碼項目開發者數目增加及加快軟件面世速度。

本節所呈列資料乃摘錄自多份公開文件，並非本公司、保薦人或彼等各自任何與配售有關之顧問或聯繫公司所編製或經彼等獨立核證。本公司對此等資料之準確性概不發表任何聲明。因此，本節所載資料可能並不準確，不應過份依賴。

行業概覽

Linux為一套可供自由使用、在多個硬件架構上運作之作業系統。Linux沿用開源碼模式，其核心作業系統原型由Linus Torvalds一九九一年在赫爾辛基大學研製而成，為Linus Torvalds之註冊商標。

Linus Torvalds在研製成Linux後隨即作出一項重要之特許權決定，迅即加速Linux在軟件開發界之認受性。他以GPL開放Linux之使用權，容許各界人士均可免費存取及更改源碼，但規定有關經修改版本必須放回公用網域內而並不收取任何費用。Linus Torvalds聯同開源碼社群其他成員精英肩負審閱數以萬計編碼托付之責任，測試及採納其中最為優秀者，引用以更新Linux作業系統。

九十年代中期，許多公司開始提供Linux配套版本（俗稱「分發版本」），採用Linux核心程式，並引用數以百計甚或千計之應用軟件，使Linux發揮更完善功能，更易安裝。若干此等公司更以收費方式向個人或企業提供優質支援服務。較近期而言，越來越多大型軟件公司推出適用於Linux作業系統之本身伺服器商用版或桌面軟件套裝程式。同樣重要的是，某些規模最大之電腦硬件公司已開始付運內置Linux作業系統之硬件產品。

據金融服務公司WR Hambrecht + Co (「WRH」)調查顯示，Linux產品及服務市場所產生收入，預計會以88%年複合增長率之驚人速度增長，由二零零零年之20億美元增至二零零三年逾120億美元。董事相信，開源碼軟件可靠安全而不斷改良，加上成本低廉，會使Linux繼續成為較多公司選擇使用之互聯網服務方案。

股份過戶登記處香港分處

登捷時有限公司
香港
中環
夏慤道10號
和記大廈4樓

主要往來銀行

香港上海滙豐銀行有限公司
香港九龍
九龍塘
達之路
又一城底層地庫一37號舖

註冊辦事處	Ugland House, South Church Street P. O. Box 309, George Town, Grand Cayman Cayman Islands, British West Indies
總辦事處及主要營業地點	香港九龍 尖沙咀 廣東道30號 新港中心 第一座1504室
本公司網頁	http://www.thizgroup.com
審核委員會成員	黎哲女士 郭明華先生
監察主任	利仕騰先生，*FCMA, FHKSA*
公司秘書	沈恩寧先生，*AHKSA*
認可會計師	沈恩寧先生，*AHKSA*
授權代表	利仕騰先生 香港 九龍 柯士甸道西1號 漾日居第二座 21樓E室 沈恩寧先生 香港 九龍 荔景山路264號 清麗苑A座 7樓4室
主要股份過戶登記處	Bank of Butterfield International (Cayman) Ltd. Butterfield House, Fort Street P. O. Box 705 George Town Grand Cayman Cayman Islands

核數師兼申報會計師	梁學濂會計師事務所 香港 銅鑼灣 威非路道18號 萬國寶通中心 26樓
物業估值師	戴德梁行有限公司 香港 中環 康樂廣場1號 怡和大廈 10樓

凱基證券亞洲有限公司
香港
花園道3號
萬國寶通廣場
亞太金融大廈
27樓

萬信證券有限公司
香港
皇后大道中2號
長江集團中心
36樓3601室

金鼎綜合證券(香港)有限公司
香港
金鐘道89號
力寶中心第二座
10樓1010室

本公司法律顧問	*香港法律* 張秀儀、唐滙棟、羅凱栢律師行 香港 港灣道30號 新鴻基中心 16樓1621-33室 *開曼群島法律* Maples and Calder Asia 香港 港景街1號 國際金融中心第一期1504室
保薦人法律顧問	張美霞律師行 香港 干諾道中68號 華懋廣場第二期 19樓A室

保薦人	群益亞洲有限公司 香港 皇后大道中183號 新紀元廣場 中遠大廈28樓
聯席保薦人	寶來證券（香港）有限公司 香港 夏慤道18號 海富中心1座 10樓1003室
本公司財務顧問	金鼎綜合證券（香港）有限公司 香港 金鐘道89號 力寶中心第二座 10樓1010室
牽頭經辦人兼帳冊管理人	群益證券（香港）有限公司 香港 皇后大道中183號 新紀元廣場 中遠大廈28樓
牽頭經辦人	寶來證券（香港）有限公司 香港 夏慤道18號 海富中心1座 10樓1003室
副牽頭經辦人	時富融資有限公司 香港 皇后大道中99號 中環中心 21樓
	富聯證券有限公司 香港 都爹利街8-10號 香港鑽石會大廈11樓
	第一上海融資有限公司 香港 德輔道中71號 永安集團大廈19樓

姓名	地址	國籍
執行董事		
利仕騰先生	香港 九龍 柯士甸道西1號 漾日居第二座 21樓E室	中國
王凱煌先生	香港 卑路乍街2-12號 4樓	英國
黃琬瑜女士	2355 Saleroso Drive Rowland Heights California U.S.	巴西
獨立非執行董事		
黎哲女士	香港 半山區 列堤頓道52號 嘉和苑28B室	中國
郭明華先生	香港 北角 健威花園 D座1601室	中國

所有中央結算系統之活動均須依據不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

本公司已作出一切必要安排以便股份獲准納入中央結算系統。

買賣及交收

預期股份將於二零零一年七月二十七日星期五開始在創業板買賣。

股份買賣單位每手將為2,000股股份。

股份於創業板之股份代號為8119。

閣下如對於創業板之買賣手續及交收安排，以及有關安排對 閣下權利及權益之影響有所疑問，應諮詢 閣下之股票經紀或其他專業顧問。

換算滙率

就本配售章程而言，除另有指明者外，在適用情況下一概採用以下滙率。有關滙率僅作説明用途，並不表示任何金額已經、應已或可以按該等滙率或任何其他滙率進行兑換：

7.74元兑1.00美元
100元兑人民幣107元

本公司之股本或借貸資本概無在任何其他證券交易所上市或買賣。本公司目前亦無意申請或建議申請以獲准其股本或借貸資本在任何其他證券交易所上市或買賣。

建議諮詢專業稅務意見

有意申請配售股份之人士對認購、持有、買賣或處置股份或行使有關權利之稅務影響如有任何疑問，應諮詢專業顧問。茲謹此強調，本公司、保薦人、群益證券、彼等各自之董事或參與配售之任何其他人士概不會就股份持有人因認購、持有、買賣或處置股份所產生任何稅務影響或負債承擔任何責任。

登記及印花稅

所有已發行股份及本配售章程所述將予發行之股份均會登記於本公司在香港設立之股東名冊分冊。本公司之主要股東名冊存置於開曼群島之Bank of Butterfield International (Cayman) Ltd.。

僅限於已登記在本公司股東名冊香港分冊之股份方可在創業板買賣。買賣登記於本公司股東名冊香港分冊之股份將須繳納香港印花稅。

配售並無包銷安排

配售並無包銷安排。倘根據配售所籌集款項少於41,055,000元，配售將不予進行。

配售之結構

配售結構(包括條件)詳情收錄於本配售章程「配售之結構」一節。

股份將獲納入中央結算系統

倘聯交所批准股份在創業板上市及買賣，而本公司亦符合香港結算股份收納之規定，則股份將獲香港結算接納為合資格證券，可自股份開始在創業板買賣當日或由香港結算所指定之任何其他日期起於中央結算系統內寄存、結算及交收。聯交所參與者間交易之交收必須於任何交易日期後第二個營業日於中央結算系統內進行。

董事對本配售章程內容應負之責任

本配售章程旨在披露有關本集團之資料，包括公司法、公司條例、一九八九年證券(在證券交易所上市)規則(修訂本)及創業板上市規則所規定之資料。董事願就本配售章程共同及個別承擔全部責任。董事在作出一切合理查詢後確認，就彼等所深知及確信：

(a) 本配售章程所載資料在各重大方面均準確完備，並無誤導；

(b) 本配售章程並無遺漏任何其他事實，致使其中任何陳述有所誤導；及

(c) 本配售章程內所發表一切意見乃經審慎周詳考慮後按公平合理之基準及假設而作出。

配售股份僅在香港提呈發售

本公司並無在香港以外任何司法權區辦理任何手續，以獲准在香港以外任何司法權區提呈發售配售股份或派發本配售章程。因此，在任何未經批准而向任何人士提呈發售或提出認購邀請即屬違法之任何司法權區或任何有關情況下，本配售章程既不得用於亦不構成發售或認購邀請。

配售股份僅以本配售章程所載資料及陳述為基礎提呈以供認購及銷售。概無任何人士獲授權就配售發表任何並無收錄於本配售章程之資料或聲明，而任何並無收錄於本配售章程之資料或聲明均不可視為已獲得本公司、保薦人、群益證券、彼等各自之任何董事或參與配售之任何其他人士授權而加以依賴。

申請在創業板上市

本公司已向聯交所申請批准現有股份、配售股份(包括任何因行使超額配股權而發行之額外股份)、根據資本化發行而發行之股份及因行使根據購股權計劃所授購股權而發行之任何股份在創業板上市及買賣。

規則第23.03(2)條之規定。按此基準，本公司獲准將計劃限額擴大至本公司不時已發行股本之30%，惟須符合以下規定：

(a) 因行使根據購股權計劃或其他任何計劃之購股權而購入之股份總數，合共不得超過本公司不時已發行股本30%；

(b) 根據上文(a)之規限，本公司股東可授權董事根據購股權計劃及任何參與者有權行使購股權而購入股份之計劃授出購股權，涉及之股份數目為計劃限額，是項批准可不時由股東於股東大會上更新(倘獲批准)；

(c) 根據上文(a)之規限，本公司可於股東大會上取得另一項股東批准，向本公司在取得是項批准前所指定之參與人士，批授高出計劃限額之購股權。

(d) 向關連人士(定義見創業板上市規則)授出任何購股權必須獲得全體獨立非執行董事批准；

(e) 倘建議向同時身為主要股東(定義見創業板上市規則)或其任何聯繫人士之關連人士授出購股權，而該名關連人士獲建議授予之購股權連同過去12個月期間獲授之購股權合計，可獲得當時本公司已發行股份總數0.1%以上，且該等股份之總值超過5,000,000元，則該項建議必須在股東大會上獲得股東批准；所涉及之該名關連人士及本公司所有其他關連人士必須放棄表決權(惟擬表決反對有關建議之任何關連人士則除外)。本公司必須向股東刊發通函，闡述有關批授建議、披露所授予購股權數目及條款，以及收錄獨立董事就應否表決贊成批授建議所作推薦意見；及

(f) 本集團之年度、中期及季度報告須作額外披露如下：

(i) 向每位董事及所有其他參與者授出之購股權詳情；及

(ii) 股東所批准每項購股權計劃主要條款概要。

IML已向本公司、聯交所及保薦人承諾，於上市後十二個月期間，(i)其以Intelligent Management Discretionary Trust（「該項信託」）受託人身份擁有之EIIL股份不會售予任何人士，或分派予該項信託之受益人；及(ii)不會委任替代或新受託人。

借股安排

為方便處理配售之超額分配及根據配售分配股份，群益證券可在行使超額配股權之前根據借股安排向利先生借入股份。利先生與本公司已申請並已獲得聯交所豁免嚴格遵守創業板上市規則第13.16條，惟須符合下列條件：

(a) 與利先生訂立之借股安排僅可由群益證券就處理配售之超額分配情況而進行；

(b) 向利先生所借股份數目最多不得超逾因全面行使超額配股權可予發行之股份數目上限；

(c) 等同於借入股份數目之股份必須在(a)可行使超額配股權之最後一日；或(b)全面行使超額配股權當日（以較早日期為準）起計三個營業日內歸還利先生；及

(d) 所歸還股份須盡快交由聯交所接納之託管代理託管。

上述借股安排須按一切適用法規之規定進行。群益證券不會就有關借股安排向利先生提供任何利益或支付任何款項。

購股權計劃

創業板上市規則規定，購股權計劃及任何其他計劃所涉及之股份總數合計不得超過發行機構不時已發行股本10%（「計劃限額」）（惟(i)根據購股權計劃發行股份；及(ii)於購股權計劃期間就(i)所述股份按比例進一步發行股份之任何權利除外）。在本公司代表提交申請下，聯交所已批准豁免嚴格遵守創業板上市

就股份於創業板上市而言，本集團已向聯交所就根據創業板上市規則之若干規定尋求多項豁免。有關豁免之詳情載述如下。

積極業務拓展

根據創業板上市規則第11.12條，本集團須證明，其於緊接本配售章程日期前24個月整段期間一直積極專注拓展一類主線業務。正如本配售章程「業務」一節所披露，本集團截至二零零零年三月三十一日止年度之99%營業額乃源自於美國之電腦產品買賣銷售業務。鑑於有關業務已於一九九九年十二月終止，在過去16個月期間已不再為本集團之主線業務。即時系統科研有限公司註冊成立於二零零零年一月，本集團透過此公司開始專注其主線業務—Linux相關業務。於即時系統科研有限公司註冊成立後，本集團開始物色程式員，負責開發Linux作業系統，以及開發Linux作業系統之規格及用戶要求。本集團於二零零零年三月聘用一名程式員及一名網站開發人員，分別進行開發Linux作業系統及開發有關Linux作業系統之互聯網相關功能之工作。於聘用有關員工後本集團繼而着手開發ThizLinux桌面版本，並積極從事其Linux相關業務。

因應本公司所提交申請，聯交所已向本公司授予一項豁免，將本集團之積極拓展業務期由24個月縮短至16個月。

凍結期

創業板上市規則第13.16條規定，(其中包括)每位初期管理層股東均須向新發行機構及聯交所承諾，自上市日期起計兩年內，除根據創業板上市規則第13.17條所規定者外，不會出售(或訂立任何協議出售)或允許註冊持有人出售(或訂立任何協議出售)有關證券(定義見創業板上市規則)之任何直接或間接權益。

根據創業板上市規則，初期管理層股東須遵守兩年凍結期規定。然而，因應初期管理層股東及本公司代表之申請，聯交所就彼等所持有合共130,950,000股股份(佔緊隨配售及資本化發行後惟於行使超額配股權前本公司已發行股本約79.2%)授出豁免，將適用於初期管理層股東之有關凍結期縮減至上市日期起計六個月；惟倘有關出售會導致控權股東不再於本公司之股東大會上享有35%以上之表決權，則控權股東不得於上市後第二個六個月期間出售或訂立任何協議出售其各自於本公司直接或間接擁有之任何權益本身之股份。

能會有別於配售價。此可對投資者帶來重大收益或虧損。股份市價可受多項因素影響而大幅波動，其中部份因素乃本集團控制範圍以外。此等因素包括：

- 每季經營業績之變動；
- 證券分析員所估計財務情況之變化；
- 本集團或其競爭對手宣佈新產品及服務、重大合約、收購或策略關係；
- 有關本集團、其產品服務或其競爭對手之宣傳；
- 主要人員之增聘或離職；
- 本公司日後出售任何股份或其他證券；及
- 一般上市公司及尤其軟件技術相關公司之股份市價及交投量出現波動，特別為從事類似本集團業務者。

本公司不能向有意投資者保證股份將會形成活躍之買賣市場，或倘能形成該市場，亦不能保證有關情況隨股份在創業板上市後仍會延續。

初期管理層股東於配售後對本集團具有重大控制權，可影響提呈股東批准事項之結果

於配售及資本化發行完成後，初期管理層股東及其各自之聯繫人士合共將實益擁有已發行股份約79.2%之權益。此等人士倘一致行動，會對須經由股東批准之事項發揮重大影響力。此等事項包括根據創業板上市規則此等人士有權參與表決之董事選舉及批准重大公司交易等。上述股權集中情況亦可影響本公司控制權變動出現延誤、妨礙或受阻，而有關變動卻可能有利於本公司股東。

配售並無包銷安排

配售並無包銷安排，並須待(其中包括)根據配售最少集資41,055,000元及有關代價於配售股份股票寄發日期前收訖後，方能作實。因此，配售未必可予進行。

有關統計數字之風險

源自非官方刊物有關Linux相關行業之若干統計數字，例如有關各司法權區Linux使用率預期增長之統計數字，均可能並不完整準確。本公司並無獨立核實有關資料，故對有關刊物內容之準確性不作任何聲明。

政治及經濟風險

本集團承受香港政治及經濟風險

目前，本集團絕大部份業務及設施均設於香港。香港乃中國之特別行政區，有其本身政府及立法機關。根據基本法，香港享有高度立法、司法及經濟自主權。然而，現未能保證香港現行政治及經濟環境得以維持。香港政治及經濟環境倘有任何逆轉，均可對本集團業務及財政狀況構成不利影響。

由於香港自一九八三年開始實行美元聯繫滙率及貨幣發行局制度，故港元滙率維持相對穩定。倘港元兑美元聯繫滙率制度不能維持，本集團業務及財政狀況或會遭受不利影響。

本集團可能承受中國政治及經濟風險

中國乃本集團其中一個有意開拓之市場。中國經濟正處於轉型階段，由計劃經濟轉為較偏重市場導向之經濟。政治、經濟及社會因素均可導致中國政府進一步改變其法例及法規、推行額外之税務措施、施行滙率限制及改變税率或關税。以上因素均可對本集團開拓中國市場之計劃帶來不利影響，或可對本集團在中國之業務營運造成負面影響。

有關股份之風險

股份在上市後價格可能出現波動，且股份未必可形成活躍之買賣市場

配售價乃根據多項因素釐定。於股份開始在創業板買賣後，股份市價很可

團，惟屬第三者所有，故本集團未能執行上述知識產權之權利。因此，本集團須倚賴本身行將註冊之商標與版權，以便本集團能就日後所開發在Linux上操作之應用軟件及其他產品提出索償，惟此方式未必能夠提供足夠及有效之保障。此外，某些國家或許未能有效地保護知識產權或僅可給予有限度保障。

舉報非法使用本集團知識產權存在困難，而本集團所採取措施亦未必可有效防止侵佔或侵犯本集團知識產權。倘本集團須展開法律訴訟保護其知識產權，則可能須耗費大量金錢及時間，本集團業務及業績或會因此而遭受不利影響。

本集團可能牽涉侵犯知識產權及其他索償

本集團不能保證向其客戶提供產品或服務並無或不會侵犯第三者之任何知識產權或因本集團網站性質及內容以致本集團可能須面臨例如誹謗一類索償。其可能牽涉有關第三者知識產權之訴訟及索償。知識產權之訴訟可牽涉巨額費用並需時長久。倘針對本集團提出之侵權索償獲勝訴，則可能導致龐大之財政負擔及／或可能嚴重影響本集團之業務營運。

本集團可能因本身所開發系統存在缺陷或出錯而承擔責任

本集團所開發系統倘存在任何缺陷或出錯，均可對客戶造成損害，並將因糾正缺陷或差誤而產生額外支出，或導致本集團面臨索償。

有關行業之風險

本集團經營所在市場科技發展瞬息萬變

本集團所從事資訊科技業務特色在於科技發展瞬息萬變，產品服務發展不斷推陳出新，行業準則及消費者需求持續演變。本集團日後成就很大程度上須視乎其能否發展新產品及服務以迎合目標客戶不斷變化之需求，以及能否適應科技發展進程及新行業準則要求。現未能保證本集團將可緊貼科技發展步伐。倘本集團未能緊貼步伐，本集團之競爭優勢及盈利能力或會遭受不利影響。

本集團未必能夠與其業務夥伴維持策略關係

本集團與若干業務夥伴維持策略關係發展Linux應用軟件。有關合作詳情載述於本配售章程「業務」一節內「策略關係」一段。其中本集團與一名策略夥伴就在中國成立合營企業訂立意向書。倘上述關係惡化或未能如上文所述在中國成立合營企業，則本集團之業務計劃或會嚴重受阻，而本集團之財務前景或會遭受不利影響。

本集團未必能夠建立本身聲譽及品牌

董事相信聲譽及品牌知名度在資訊科技行業乃吸引用戶之關鍵所在。提供適當軟件及優質服務對宣傳及提升本集團聲譽至為重要。然而，現概無保證本集團可經常提供適當軟件及優質服務。倘本集團未能宣傳及提升其品牌，或倘本集團支出過多款項作上述用途，則本集團之業務及業績將會遭受不利影響。

本集團絕大部份Linux為基礎之軟件包含由獨立第三者發展之源碼，可能導致產品出現不可靠情況及損害本集團聲譽

本集團絕大部份Linux為基礎之軟件包含由獨立第三者發展之源碼。本集團在密碼內裝嵌多個由數以千計個別程式設計員所開發不同軟件之元件，此等元件在推出新版本之Linux為基礎之軟件前均經過測試。倘此等元件並不可靠，則本集團之軟件或會失效，可導致本集團聲譽嚴重受損及可能引起訴訟。

本集團可能無法保護其知識產權

本集團一直根據GPL條款開發及分銷本身之Linux作業系統（即ThizLinux）。根據GPL，任何人士均可複製、修訂及分發該軟件，唯一限制乃從中所產生或衍生之任何成果亦須根據相同條款供公眾使用。因此，基於GPL及本集團軟件產品之開源碼性質，且本集團不會就有關以Linux為基礎之軟件及軟件庫或Linux商標（為Linus Torvalds之註冊商標）申請任何專利權。因此，「Linux」商標、Linux版權及本集團之Linux作業系統（此為本集團核心業務之一部份）並不屬於本集

(b) 二零零一年七月五日，為數約9,900,000元之股東貸款透過發行69,380股股份予以撥充資本；及

(c) 本集團擬動用根據配售發行新股所得款項淨額約26,000,000元為資本開支提供資金，以及撥作營運資金及一般公司用途。

然而，本集團短期內仍可能會繼續錄得虧損淨額。

本集團經營歷史尚淺

本集團現時業務之經營歷史尚淺，故難以確定推行本集團業務計劃及策略之困難程度。現未能保證本集團日後可維持其業務經營。

本集團未必能夠成功實踐其策略及推行計劃

董事經詳加查詢及參考各事項(包括集團本身之市場地位及競爭優勢、軟件行業之預期前景及其他有關因素)進行研究後，已制訂本集團之策略及推行計劃。上述策略乃基於多項假設，有關詳情載於本配售章程「未來計劃及前景」一節內「業務計劃之基準及主要假設」一段。現未能保證本集團日後將可順利推行有關策略及計劃。

倘因經營環境有任何重大逆轉致使本集團未能推行任何業務計劃，而本集團亦未能採納新策略作出應變，本集團前景或會遭受不利影響。

本集團依賴其行政要員及主要人員

本集團依賴行政要員之服務及表現。本集團之業務表現將視乎其能否挽留及動員其行政要員，尤其執行董事。

為達致其業務目標，本集團須增聘合適之人員。具備資訊科技業務所需經驗之僱員目前受到爭相聘用，而競爭亦可能加劇。因此，本集團未必可挽留其現職僱員或招聘合適之新僱員。倘本集團未能挽留或招聘所需人員，本集團之業務及業績或會遭受不利影響。

劇可能削弱本集團之市場佔有率，導致價格下降及市場推廣與產品發展支出增加。凡此種種均可對本集團之財政狀況、營運及前景造成重大不利影響。

倘用戶可在互聯網上加快下載其他軟件供應商所開發之Linux作業系統，或倘Linux未能獲得電腦用戶廣泛採用，本集團未必可藉分銷其本身之Linux作業系統而產生收入

Linux乃全人類均可自由使用之軟件。Linux可在互聯網上下載複製。然而，此下載程序最少需時六至七小時。倘日後出現更先進之硬件及數據傳輸技術，使用戶可藉頻寬增加而加快從互聯網下載Linux，則用戶可能不再選擇購買本集團之Linux作業系統。此將導致本集團損失收入。

雖然Linux發展迅速，惟此作業系統在廣大電腦用戶群之認受程度依然成疑。倘若Linux並未具有足夠實力與微軟視窗或日後可能面世並廣受歡迎之其他作業系統競爭，本集團開發及分銷Linux作業系統及Linux應用軟件之業務，以及源自有關業務之收入均會遭受不利影響。

本集團於往績期間錄得負債淨額，須倚賴股東給予財政支持

截至二零零一年三月三十一日，本集團錄得負債淨額約11,200,000元。自成立以來，本集團曾透過股本融資、業務營運所得現金、王先生及利先生墊支截至二零零一年五月三十一日合共約為9,900,000元之免息無抵押借貸(有關借貸條款並非按正常商業條款訂立)為其業務營運提供資金。然而，王先生及利先生將會於股份在創業板上市後隨即停止就支持本集團業務營運再墊支貸款。鑑於本集團極其依賴股東貸款藉以為其業務營運提供資金，停止墊款予本集團或會對本集團現金流量及營運造成不利影響。特別是當本集團未能按合意條款透過借貸或其他方式取得融資時，情況或會更為不利。

儘管本集團自成立以來一直錄得虧損，本配售章程附錄一會計師報告所載列財務資料仍然按本集團將以持續經營企業方式繼續營運之基準編製，基於下列理由，董事認為採用該項基準乃屬恰當：

(a) 王先生及利先生已承諾會持續向本集團給予財政支持，以助本集團償還到期負債，直至股份於創業板上市為止；

本配售章程載有各項前瞻陳述，其中包括有關本公司業務之業務目標陳述、對籌集所需資本之預期、預計客戶需求、本公司之收入及盈利能力之陳述，以及有關期望、宗旨、今後計劃及策略、預期發展及其他尚未發生事項之陳述。董事務請各位有意投資人士注意，本公司牽涉若干風險及不確定因素，而有關陳述所表明或暗示之事宜或結果與實際情況亦可能存在重大偏差。

有意投資人士務須細閱本配售章程所載一切資料，尤其在作出有關本公司之任何投資決定前，務須慎重考慮下列各項有關投資本公司之風險及特別考慮因素。

與本集團有關之風險

本集團錄得虧損往績，日後亦可能會再度錄得虧損

本集團於往績期間錄得虧損。截至二零零一年三月三十一日，本集團有負債淨額約11,200,000元。本集團之盈利能力將取決於其現有業務有否增長及其業務計劃能否順利推行。本集團所從事業務發展一日千里，競爭激烈，故難以預測本集團之日後業績。本集團在可見將來或會因其業務營運及日後發展所需開支及費用而繼續錄得虧損。

本集團現正專注從事之業務活動並非本集團於往績期間之主要收入來源

自成立以來，本集團主要在美國從買賣電腦產品賺取收入。然而，本集團於一九九九年十二月起終止其在美國之買賣業務，其後本集團一直專注發展及提供Linux解決方案，而此業務並非本集團於往績期間之主要收入來源。故此，往績期間財務資料可能並不適合有興趣投資者作為衡量本集團日後財務前景之準則。

本集團經營所在市場競爭激烈

Linux相關業務之市場競爭激烈。本集團業務大致並無重大之入行障礙。本集團正面對具備有關科技及經驗之新入行公司及國際公司所造成競爭。競爭加

「網頁瀏覽器」	指	提供圖形界面之軟件，互聯網用戶可藉此瀏覽各網站及其他互聯網內容，此軟件亦可結合各種工具而為用戶提供互聯網相關功能，如轉送檔案及讀取電郵
「網頁」	指	可在網上顯示之檔案
「網站」	指	萬維網，在一台電腦上互相連結之網頁統稱
「萬維網」或「網絡」	指	互聯網上之資訊服務，可交錯顯示圖形與文本，播放影音錄像

「PC」	指	個人電腦
「PDA」	指	個人數碼助理
「門站」	指	按日提供免費資訊或免費服務以吸引瀏覽人士之網站。門站網址可用作瀏覽萬維網之基礎。門站及瀏覽之入口點及網關，提供有用之網絡相關服務及連結
「平台」	指	可開發及執行電腦應用軟件之運算環境
「RAM」	指	隨機存取存儲器
「伺服器」	指	(i)使一台電腦可向另一台電腦提供服務，而其他電腦藉配對客戶軟件而接入伺服器程式之軟件；或(ii)裝有伺服器軟件在其中操作之電腦
「源碼」	指	程式編寫員所編寫之程式設計語言及安裝
「SSL」	指	安全套層，最初由Netscape Communications開發之一套用以提供安全通訊之規則或程序，現已成為業內標準之安全協定
「Star Office」	指	由Sun Microsystem Inc.開發之軟件套裝，包括文字處理、試算表、顯示圖解軟件、日程表、電郵、圖形程式、數據庫及算式軟件。其可與微軟辦公室兼容，在例如Linux及微軟視窗等多功能平台上操作，並可支援十一種語言
「Unix」	指	一種多用戶、多任務作業系統，於工作站，尤其是伺服器中廣泛使用作為主控程式
「VGA插卡」	指	提供VGA（視頻圖形陣列）解像之顯示接合器

「GPL」	指	由Free Software Foundation Inc.發出之General Public Licence
「ICQ」	指	一種十分普及之互聯網通訊工具
「IDC」	指	International Data Corporation，資訊科技資料供應商
「互聯網」	指	一個以高速電話線路互相連接而在同一協定下運作之聯合電腦網絡，資料供應商可藉此向全球用戶／客戶提供資料
「內聯網」	指	一間企業之內部網絡，採用與互聯網相似之方法及技術。內聯網不一定連接互聯網，並一般採用防火牆防止闖入。內聯網通常用於一間機構之區域網絡(LANS)或廣域網絡(WANS)
「資訊科技」	指	資訊科技
「核心程式」	指	程式之基本部份，隨時儲存於記憶體並提供基本服務之典型作業系統
「LGPL」	指	Free Software Foundation Inc.發出之Library General Public Licence
「Linux」	指	根據GPL或LGPL分發之開源碼作業系統
「微軟辦公室」	指	微軟公司開發之桌面應用軟件
「微軟視窗」或「視窗」	指	微軟公司開發之作業系統
「網上」或「在線」	指	連接上互聯網上其他互相連接之電腦
「開源碼軟件」	指	可供複製、修改及分發之軟件，毋需任何有關費用而限制亦甚少

「B2B」	指	商業對商業。就電子商貿而言，商業實體與商業實體間之網上交易模式
「B2C」	指	商業對消費者。就電子商貿而言，商業實體與消費者間之網上交易模式
「試驗版本」	指	從最初原型加以修改而成之版本，接近惟仍未算是最終產品
「寬頻」	指	高速傳輸，一般指按每秒1.544兆比特之速度傳輸之通訊線路或服務
「光碟」	指	光碟
「唯讀光碟」	指	唯讀存儲器光碟
「網上交談」	指	一種互動網上通信方式，透過打字即時交談，讓用戶與全球任何角落之其他網絡用戶即時對話（或打字交談）
「內容」	指	網站所載資料
「網域」	指	互聯網名稱一部份，指明主機之若干資料，指出其位置及是否屬商業、政府或教育機構一部份，例如「.com」、「.net」及「.org」等
「域名」	指	向Network Solutions Inc.註冊之網站之互聯網名稱，例如「**thiz.com**」
「下載」	指	透過網絡或利用解調器由一台電腦複製檔案至另一台電腦
「ERP」	指	企業資源規劃
「電子商貿」	指	透過互聯網進行及協助買賣貨品及服務
「電郵」	指	電子郵件

「遠望」	指	中國深圳遠望城多媒體電腦有限公司，一間於中國從事系統整合及軟件開發之資訊科技公司，為獨立第三者
「元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股份」	指	本公司股本中每股面值0.10元之股份
「購股權計劃」	指	本公司於二零零一年七月六日有條件採納之購股權計劃，其主要條款概述於本配售章程附錄四「購股權計劃」一段
「保薦人」	指	群益亞洲及寶來證券
「聯交所」	指	香港聯合交易所有限公司
「**thiz.com**」	指	本集團在美國推出之入門網站
「**thiz.com.hk**」	指	本集團在香港推出之入門網站
「**thizbiz.com**」	指	本集團之B2B平台
「ThizLinux」	指	本集團以Linux為基礎開發之作業系統
「**thizlinux.com**」	指	載有關於Linux新聞之本集團網站
「往績期間」	指	包括截至二零零一年三月三十一日止兩個年度之期間
「津聯網絡」	指	津聯網絡發展(天津)有限公司，一間從事電子商業網站運作及資訊軟件開發之資訊科技公司，為中國天津市人民政府於香港之窗口公司津聯集團有限公司之附屬公司，並為獨立第三者
「美國」	指	美利堅合眾國
「賣方」	指	EIIL及利先生

「超額配股權」	指	本公司根據配售協議授予群益證券之配股權，可要求本公司以配售價配發及發行最多合共4,100,000股(佔根據配售最初可供認購股份約11.9%)額外股份以應付配售之超額分配(如有)
「寶來證券」	指	寶來證券(香港)有限公司，根據香港法例第333章證券條例註冊之投資顧問及證券商，為創業板批准之聯席保薦人及配售之聯席保薦人
「縱橫物流」	指	縱橫物流服務有限公司，盈科數碼動力有限公司之全資附屬公司，從事履行及物流服務，為獨立第三者
「配售」	指	根據本配售章程「配售之結構」一節所詳述條款及條件按配售價配售配售股份
「配售協議」	指	由(其中包括)本公司、賣方、保薦人及群益證券就配售於二零零一年七月十九日訂立之配售協議
「配售價」	指	每股配售股份1.19元
「配售股份」	指	根據配售本公司提呈以供認購之新股及賣方提呈發售之26,000,000股新股及8,500,000股銷售股份
「中國」	指	中華人民共和國，就本配售章程而言不包括香港、澳門及台灣
「人民幣」	指	中國法定貨幣人民幣
「銷售股份」	指	賣方根據配售提呈發售之8,500,000股股份，包括EIIL提呈之7,200,000股股份及利先生提呈之1,300,000股股份

「IML」	指	Intelligent Management Limited，於英屬處女群島註冊成立之公司，以Intelligent Management Discretionary Trust受託人身份持有EIIL全部已發行股本
「獨立第三者」	指	獨立於本公司行政要員、董事、初期管理層股東或彼等各自任何聯繫人士之人士
「初期管理層股東」	指	創業板上市規則界定之涵義，於本配售章程內乃指王先生、EIIL、IML、利先生及黃琬瑜女士
「知識產權條例」	指	二零零零年知識產權(雜項修訂)條例
「最後實際可行日期」	指	二零零一年七月九日，即本配售章程付印前確定所載若干資料之最後實際可行日期
「主板」	指	聯交所根據聯交所證券上市規則運作之證券市場
「利先生」	指	本公司執行董事、主要股東及初期管理層股東利仕騰先生
「王先生」	指	本公司執行董事、控權股東及初期管理層股東王凱煌先生
「新股」	指	根據配售將予發行之26,000,000股新股及(倘適用)因行使超額配股權而將予發行之任何額外股份
「安訊科技」	指	安訊科技有限公司，由王先生及利先生分別擁有約34%及約5%權益，其餘約61%權益則由獨立第三者擁有

「董事」	指	本公司董事
「龍毅」	指	龍毅發展有限公司，分別由王先生及利先生擁有約30.6%及約4.5%權益，其餘64.9%權益則由獨立第三者擁有
「EIIL」	指	Eaglemax International Investment Limited，於英屬處女群島註冊成立之公司，註冊辦事處位於Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands；其由IML全資擁有，為本公司控權股東
「宏駿」	指	宏駿發展有限公司，香港一家資訊科技及電子商貿解決方案供應商，其為獨立第三者
「創業板」	指	聯交所創業板市場
「創業板上市規則」	指	創業板證券上市規則
「盛創」	指	盛創企業系統有限公司，香港一家ERP系統供應商，其股份在創業板上市，截至最後實際可行日期利先生擁有其已發行股本2.5%權益
「大中華」	指	中國、香港、台灣及澳門
「本集團」	指	本公司及其附屬公司，或(按文義所指)就本公司成為其現時附屬公司之控股公司前期間而言，指本公司現時之附屬公司
「GUI」	指	Global User Inc.，於解散前由王先生全資擁有之公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司

在本配售章程內，除文義另有所指外，下列詞語之涵義如下：

「聯瞻」	指	聯瞻科技股份有限公司，一間主要從事製造、加工及買賣電子產品之公司，其股份於台灣場外證券交易所上市。其為半導體製造商聯華電子股份有限公司(其股份於台灣證券交易所上市)之聯營公司，並為獨立第三者
「聯繫人士」	指	具有創業板上市規則所賦與涵義
「英屬處女群島」	指	英屬處女群島
「資本化發行」	指	本配售章程附錄四「本公司其他資料」一段所述將本公司股份溢價賬部份撥充資本而發行股份
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「公司法」	指	開曼群島法例第22章公司法(二零零一年第二次修訂本)
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	Thiz Technology Group Limited(即時科研集團有限公司)，於開曼群島註冊成立之受豁免有限公司
「控權股東」	指	王先生、EIIL及IML
「群益亞洲」	指	群益亞洲有限公司，根據香港法例第333章證券條例註冊之投資顧問，為創業板批准之保薦人及配售之保薦人
「群益證券」	指	群益證券(香港)有限公司，根據香港法例第333章證券條例註冊之證券商，為配售之牽頭經辦人

承諾

初期管理層股東已各自向聯交所、保薦人及本公司承諾，自股份在聯交所開始買賣當日起計六個月期間（「凍結期」）：

a. 根據聯交所接納之條款自行或安排所擁有之有關證券（定義見創業板上市規則）（「有關股份」）交由聯交所認可之託管代理託管；

b. 除創業板上市規則第13.17條所規定者外，其本身不會（或不會安排他人）出售（或訂立任何協議出售）或准許登記持有人出售（或訂立任何協議出售）所持有關股份之任何直接或間接權益；

c. 倘若其根據創業板上市規則第13.17(2)條之規定或聯交所根據創業板上市規則第13.17(5)條授出之任何權利或豁免，以按揭或抵押方式處置其於有關股份之任何直接或間接權益，必須隨即自行或安排他人通知本公司，按創業板上市規則所指定披露有關詳情；及

d. 在根據上文(c)分段將其於有關股份之任何權益予以按揭或抵押後，倘其知悉承按人或承押人已出售或有意出售該項權益時，必須隨即自行或安排他人通知本公司有關事宜及所涉及有關股份之數目。

控權股東已各自向聯交所、保薦人及本公司進一步承諾，(i)倘有關出售導致彼等合共不再控制本公司股東大會表決權35%或以上，其不會出售（或訂立任何協議出售）其任何一方各自於有關股份之直接或間接權益；及(ii)於上市後第二個六個月期間將其有關股份其中適當數目之股份交由聯交所認可之託管代理託管。

IML已向本公司、聯交所及保薦人承諾，於上市後十二個月期間，(i)其以Intelligent Management Discretionary Trust（「該項信託」）受託人身份擁有之EIIL股份不會售予任何人士，或分派予該項信託之受益人；及(ii)不會委任替代或新受託人。

根據配售須予籌集之最低金額

配售並無包銷安排，其須待（其中包括）根據配售最少籌集金額41,055,000元，而有關代價於配售股份股票寄發日期前收訖，方可作實。

政治及經濟風險

- 本集團承受香港政治及經濟風險
- 本集團可能承受中國政治及經濟風險

有關股份之風險

- 股份在上市後價格可能出現波動，且股份未必可形成活躍之買賣市場
- 初期管理層股東於配售後對本集團具有重大控制權，可影響提呈股東批准事項之結果
- 配售並無包銷安排

本公司現任股東

股權

緊隨配售及資本化發行完成後（假設並無行使超額配股權），現任股東於本公司所佔權益如下：

名稱	首次購入本公司之權益	所持股份數目	所佔股權百分比	每股股份成本價	總成本價
				元	*元*
EIIL *(附註1)*	二零零一年七月五日	83,442,500	50.43	*附註2*	*附註2*
利先生	二零零零年十二月十四日	40,535,000	24.50	*附註2*	*附註2*
黃琬瑜女士 *(附註3)*	二零零一年七月五日	6,972,500	4.22	無	無

附註：

1. EIIL為本公司控權股東，並將為83,442,500股股份之註冊持有人。EIIL由IML全資擁有，IML為Intelligent Management Discretionary Trust（一項家族全權信託，受益人包括王先生、其家族成員及全球若干慈善團體）之受託人。截至最後實際可行日期，王先生持有5股每股面值1美元之不記名股份，即IML之全部已發行股本。
2. 請參閱本配售章程附錄四「公司重組」一段。
3. 黃琬瑜女士乃其中一名協助創辦本集團之成員。其於本公司所佔股權乃藉餽贈方式從王先生取得，以答謝其對本集團所作貢獻。

- 本集團經營所在市場競爭激烈
- 倘用戶可在互聯網上加快下載其他軟件供應商所開發之Linux作業系統，或倘Linux未能獲得電腦用戶廣泛採用，本集團未必可藉分銷其本身之Linux作業系統而產生收入
- 本集團於往績期間錄得負債淨額，須倚賴股東給予財政支持
- 本集團經營歷史尚淺
- 本集團未必能夠成功實踐其策略及推行計劃
- 本集團依賴其行政要員及主要人員
- 本集團未必能夠與其業務夥伴維持策略關係
- 本集團未必能夠建立本身聲譽及品牌
- 本集團絕大部份Linux之基礎之軟件包含由獨立第三者發展之源碼，可能導致產品出現不可靠情況及損害本集團聲譽
- 本集團可能無法保護其知識產權
- 本集團可能牽涉侵犯知識產權及其他索償
- 本集團可能因本身所開發系統存在缺陷或出錯而承擔責任

有關行業之風險

- 本集團經營所在市場科技發展瞬息萬變
- 有關統計數字之風險

董事相信，根據配售發行新股所得款項淨額將足以為本集團截至二零零四年三月三十一日為止所有計劃及／或擬定項目（詳情見本配售章程「未來計劃及前景」一節內「推行計劃」一段）提供所需資金。

配售統計數字

配售股份數目 *（附註1）*	34,500,000股股份
配售及資本化發行後已發行股份數目 *（附註2）*	165,450,000股股份
配售價	每股股份1.19元
按配售價計算之市值 *（附註3）*	197,000,000元
按配售價計算之經調整每股股份有形資產淨值 *（附註4）*	14.4仙

附註：

1. 此乃指根據配售初步提呈發售之股份數目，但未計入因超額配股權獲行使而可能須予發行之任何股份。

2. 此乃指緊隨配售及資本化發行完成後預期已發行之股份數目，惟未計入因超額配股權或根據購股權計劃授出之購股權獲行使而可能須予發行之任何股份，或本公司根據本配售章程附錄四所述之授權而可能須予發行或購回之任何股份。

3. 市值乃按上文附註2之基準計算之165,450,000股股份計算所得。

4. 經調整每股股份有形資產淨值乃於作出「財務資料」一節內「經調整有形資產淨值」分節所述之調整後按上文附註2之基準計算之165,450,000股股份計算所得。倘超額配股權獲悉數行使，按配售價計算，本集團之經調整有形資產淨值將為約28,600,000元，經調整每股股份有形資產淨值則將為16.9仙。

風險因素

董事認為，本集團業務涉及一連串風險因素，茲概述如下：

與本集團有關之風險

- 本集團錄得虧損往績，日後亦可能會再度錄得虧損

- 本集團現正專注從事之業務活動並非本集團於往績期間之主要收入來源

而所繳訖款項將全數退還申請人。本集團現擬將根據配售發行新股所得款項淨額中應付予本公司之款項作下列用途：

- 約7,000,000元用作向合營企業（其中約1,000,000元注入與盛創一間全資附屬公司組成之合營企業；約3,900,000元注入將與遠望組成之合營企業；及約2,100,000元注入將與宏駿組成之合營企業）注資開發在Linux上操作之應用軟件，以及為有關軟件進行宣傳工作；
- 約5,000,000元用作有關開發Linux解決方案之日後投資機會或出資成立其他合營企業之儲備；
- 約3,000,000元用以於中國北京市設立銷售辦事處；
- 約3,000,000元用作進行市場推廣及宣傳工作，主要涉及本集團之Linux產品（包括ThizLinux桌面及伺服器版本、ThizLinux@School、ThizOffice、網上應用系統及其他電腦產品／服務）；
- 約2,000,000元用作改良本集團現有Linux產品（包括提升ThizLinux以運行其他語言、不斷改良ThizLinux及ThizOffice、改良ThizLinux@School及出版Linux手冊）；
- 約500,000元用作開發網絡應用軟件及其他電腦產品／服務；
- 約400,000元用作購置辦公室用電腦硬件設備；及
- 餘額約5,100,000元作為本集團之額外營運資金（包括約2,700,000元用以償還應付董事款項；及約700,000元用以償還應付有關連公司款項）。

倘超額配股權獲悉數行使，本公司將額外收取款項淨額約4,800,000元。董事擬將超額配股權獲行使而額外籌得之款項淨額撥作本集團之額外營運資金。

董事現擬將根據配售發行新股所得款項淨額中並非即時撥作上述用途之部份存入香港持牌銀行及／或財務機構作為短期計息存款。

- 標準化網絡設計套餐：為客戶提供工具，在Linux平台上自行設立具有本集團旗下門站目前所顯示標準功能（如電郵、網上ICQ及網上儲存）之門站；及

- 無線互聯網產品：使用類似個人電腦並具備網絡瀏覽功能之Linux內置系統，開發如無線鍵盤等互聯網產品。

(v) 市場推廣策略

本集團將會繼續透過各種渠道宣傳其產品及服務（詳情請參閱本配售章程「業務」一節內「銷售及市場推廣」分節），以及進行下列各項別具特色之市場推廣活動：

- 繼續透過贊助多份資訊科技主題雜誌，宣傳ThizLinux桌面4.2版本，贊助方式為向此等雜誌之讀者贈送若干數量之免費樣本，以換取雜誌報導本集團新產品之篇幅；

- 舉行記者招待會及巡迴推廣宣傳配合ThizOMS及其他於Linux上操作之應用軟件之推出；

- 舉辦以「辦公室遷移」服務為主題之研討會，宣傳本集團之Linux產品；及

- 聯同教育機構進行推廣ThizLinux@School之宣傳活動。

為求打入中國市場，本集團將會於中國北京市設立銷售辦事處。設立該辦事處旨在於中國各大主要城市宣傳推廣本集團之Linux產品，與國內業務夥伴建立聯繫，分銷本集團之Linux產品，以及在中國收集Linux之市場資料。

配售理由及所得款項用途

本集團擬透過配售方式發行新股籌集資金，達致上文「業務目標陳述」分節所述業務目標。

配售所得款項經扣除有關開支後之淨額（未計超額配股權之行使）合共約為34,500,000元，其中就出售銷售股份所得之約8,500,000元將應付予賣方，約26,000,000元則應付予本公司。倘未能根據配售最少籌集41,055,000元，配售將不予進行，

- 辦公室信息系統；
- 人事管理系統；及
- 物流管理系統。

有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與遠望進一步磋商後方可作實。成立遠望合營企業須取得有關中國機關批准。

本集團亦已與宏駿簽訂意向書，成立合營企業，將宏駿所開發及推廣之現有應用軟件重新開發在Linux上操作。本集團正計劃與宏駿重新開發宏駿之會計系統。本集團將會從宏駿現有應用軟件中選取董事認為具有市場潛力者進行重新開發。有關合作計劃之詳細條款，包括發展計劃之時間安排，尚待本集團與宏駿進一步磋商方可作實。

本集團將會不斷尋找機會與其他軟件開發商組成合營企業，開發Linux兼容應用系統。截至最後實際可行日期，除上文所載列者外，本集團尚未物色得到任何軟件開發商。

(iii) 根據本集團門站之功能特色開發可供在Linux平台上使用之網上應用系統

本集團將會根據旗下門站（即**thiz.com**及**thiz.com.hk**）別樹一幟之功能特色，開發下列Linux兼容網絡應用系統：

- 電子商店軟件，方便用戶在互聯網上創設及營運其本身之商店；該軟件具備ZMall之功能特色，包括上載功能，方便用戶將其網頁上載至本集團之伺服器；及
- 辦公室內務行政軟件，具備**thiz.com.hk**及**thiz.com**之功能特色，例如網上儲存(ZDrive)、網上ICQ(ZICQ)、網上PDA(ZPda)等。

(iv) 以本集團之Linux專門知識為基礎開發其他電腦產品／服務

為滿足客戶各種不同需要，本集團計劃透過利用本身於Linux及其他電腦技術方面之專門知識，提供一系列電腦產品／服務，包括（但不限於）以下服務：

- 主伺服器配套：一套在ThizLinux上建立之網絡系統，配有伺服器及不同位置之多個工作站，針對滿足個人家居用戶及中小型企業需要；

策略及推行計劃

由於Linux日漸普及，本集團擬利用此機會推行下列計劃：

(i) 改良本集團現有Linux產品

本集團擬提升運行法語、西班牙語、日語、意大利語及德語等不同語言之ThizLinux桌面版本，以迎合不同國家客戶之需求，從而盡量擴大ThizLinux之全球銷售額。本集團擬在南美洲、歐洲及日本委任分銷商。

為求與電腦業(尤其資源公開，發展瞬息萬變之Linux市場)同步發展，本集團亦會不斷提升ThizLinux桌面版本及伺服器版本，以及ThizOffice之功能。

本集團將會為ThizLinux@School增添更多功能特色。ThizLinux@School乃專為學校而設之ThizLinux桌面版本，方便教師、家長及學生透過ThizLinux@School與學校互聯網間之界面彼此聯絡通訊。本集團在收集用家對該產品試驗版本之反饋意見後，將會不斷提升該產品之功能特色，始行推出正式版本。

本集團亦計劃出版Linux手冊，其中將載有Linux詳盡資料，並與ThizLinux分開作獨立發售。

(ii) 與合營夥伴共同開發Linux平台應用軟件

董事相信，採用Linux作為作業系統之情況日漸普及，刺激市場對應用於Linux平台上之操作軟件需求增加，此等應用軟件即時推出市場更同時帶動對Linux作業系統之需求。為能向香港及中國兩地之中小型企業提供低成本解決方案，本集團與盛創旗下一間全資附屬公司組成即時盛創企業系統有限公司，開發盛創現有ERP系統在Linux上操作，此系統將命名為「ThizOMS」。

本集團現已與遠望簽訂意向書，成立合營企業(「遠望合營企業」)，重新開發遠望現有應用軟件在Linux上操作。本集團擬與遠望重新開發之遠望現有應用軟件包括：

- 網上教學平台；
- 銷售點系統；

附註：

1. 營業額指售出電腦產品及ThizLinux套裝程式／唯讀光碟、分銷收入、佣金收入、提供美術及網絡設計服務費用經扣除退貨及折扣後之發票值。

2. 於往績期間源自電腦產品銷售之營業額分析如下：

	截至三月三十一日止年度	
	二零零零年	**二零零一年**
	千元	*千元*
買賣銷售業務	34,616	1,046
零售業務	—	1,946
總計	34,616	2,992

截至二零零零年三月三十一日止年度，電腦產品買賣業務乃於美國進行。截至二零零一年三月三十一日止年度，電腦產品買賣業務乃透過**thizbiz.com**進行。

除本集團之B2C電子商貿平台以外，本集團亦有透過其他渠道，例如宣傳推廣計劃及直銷渠道等，以零售方式分銷電腦產品，有關詳情收錄於本配售章程「業務」一節內「業務簡介」分節。

3. 每股股份基本虧損乃按本集團於往績期間所錄得虧損及假設往績期間內已發行139,450,000股股份（包括截至本配售章程刊發日期已發行之278,900股股份及根據資本化發行將予發行之139,171,100股股份）計算。

業務目標陳述

使命及業務目標

本集團之使命為***掌握互聯網及Linux方便普及之利，提供別具成本效益之Linux解決方案***。為實現此一大使命，本集團訂立以下業務目標：

- *開發ThizLinux作業系統及可在Linux上操作之應用軟件，並為最終用戶提供Linux支援服務。*
- *利用本集團門站之現有功能特色（例如網上儲存、網上ICQ、網上PDA及B2C電子商貿平台），開發可供在Linux平台上使用之網上應用軟件。*
- *透過利用本集團之Linux專門知識開發其他電腦產品／服務，為客戶提供低成本解決方案。*

營業記錄

下表概述本集團於往績期間之經審核合併營業額及業績，編製時乃假設本集團現有架構於整段回顧期間一直存在。本概要須與本配售章程附錄一會計師報告一併閱讀。

	截至三月三十一日止年度	
	二零零零年	二零零一年
	千元	*千元*
按業務劃分之營業額 *(附註1)*		
銷售ThizLinux	–	850
銷售電腦產品 *(附註2)*	34,616	2,992
美術及網絡設計服務	307	473
總計	34,923	4,315
按地域劃分之營業額 *(附註1)*		
香港	243	3,511
美國	34,680	804
總計	34,923	4,315
銷售成本	(34,436)	(2,852)
毛利	487	1,463
其他收入	358	358
銷售及分銷費用	(522)	(817)
一般及行政費用	(2,151)	(7,063)
經營虧損	(1,828)	(6,059)
應佔一間共同控制企業虧損	–	(160)
除稅前虧損	(1,828)	(6,219)
稅項	(12)	(6)
年度虧損	(1,840)	(6,225)
每股股份虧損 *(附註3)*	1.32仙	4.46仙

本集團向供應商採購一系列電腦產品，包括硬碟、RAM及集成電路，然後透過**thizbiz.com**售賣此等電腦產品，連同本集團現有全線系列Linux產品。透過此B2B平台，本集團嘗試招徠電腦產品供應商，並與彼等建立聯繫；此等供應商可能會成為本集團Linux產品之客戶，尤其是於ThizLinux及ThizOffice方面，使本集團之Linux產品可安裝於供應商發售之個人電腦內。

有關本集團獨立於個人電腦銷售之Linux產品之資料，請參閱本配售章程「業務」一節「銷售及市場推廣」一段。

(iii) 其他電腦服務

本集團亦有提供電腦服務，例如網絡設計、開發在Linux平台上建立內置Linux兼容程式之網站，以及網絡存置等服務。透過提供該等以Linux平台為基礎之服務，本集團正在建立ThizLinux伺服器版本之客戶基礎，而現正享用本集團網絡設計及網站開發服務之客戶亦可能會成為本集團已完成開發或本集團日後將會開發之全線系列Linux產品之客戶。

董事認為，本集團具備之競爭實力足以媲美其主要競爭對手。本集團競爭實力主要包括：

- ***勇於創新而精明能幹之資訊科技隊伍***：本集團擁有一批勇於創新而精明能幹之資訊科技精英專才，致力開發本集團旗下之Linux解決方案、互聯網門站及其他電腦產品／服務。

- ***旗下產品功能特色別樹一幟***：ThizLinux桌面版本功能簡便易用，例如自動安裝、自動配置、自動撤除安裝、自動保留微軟視窗及轉換語言。本集團亦已完成開發網上應用程式，例如其網上儲存空間(ZDrive)、網上PDA(ZPda)及網上ICQ（ZICQ）等，此等程式可供進一步開發成為多種網上應用系統。

- ***管理人員資歷深厚***：管理人員業務資歷深厚，在資訊科技及電腦行業人脈廣博。

附屬業務活動

為支援本集團之Linux相關業務，本集團亦從事下列業務活動：

(i) 互聯網門站

本集團於一九九九年六月在美國推出**thiz.com**及於二零零零年四月在香港推出**thiz.com.hk**門站，兩者均以Linux平台為建立基礎。此等門站透過提供個人化功能特色，例如隨時隨地以任何可接駁互聯網之裝置，提供100 MB免費網上儲存空間(ZDrive)、網上ICQ(ZICQ)及網上PDA(ZPda)。

thiz.com及**thiz.com.hk**本身便可證明本集團具備開發上述網上功能之實力。**thiz.com**及**thiz.com.hk**同時亦作為本集團若干行將開發可供在Linux平台上使用之網上應用軟件(即辦公室內務行政系統軟件及教學平台)在互聯網上之展示媒介，此等應用軟件應會包含本集團自行開發之網上功能，例如ZDrive、ZICQ及ZPda等，上述門站現正提供此等功能。

(ii) B2C、B2B電子商貿平台及本集團Linux產品之其他發售渠道

在**thiz.com.hk**之ZMall運作B2C電子商貿平台以及在**thizbiz.com**運作B2B電子商貿平台，為本集團開闢渠道，向本地個人客戶及全球批發／製造商客戶推廣及發售本集團之Linux產品。

ZMall存置各類產品(包括本集團現有全線系列Linux產品)，作為網上購物、訂貨及信用咭付款之平台。在ZMall有售之產品當中，本集團一直在互聯網上及透過宣傳推廣計劃，例如在香港一家玩具零售商之門市進行推廣優惠，積極推銷連同ThizLinux桌面版本配套銷售之個人電腦。

ZMall亦作為一套行將利用Linux技術開發，可供在Linux平台上使用之網上應用軟件(即電子商店軟件)之展示媒介，該應用軟件應會包含ZMall之功能，方便用戶在互聯網上創設及營運其本身之商店。

在Linux平台上建立之**thizbiz.com**，方便買賣雙方於互聯網上訂立及進行交易。

中包括文字處理、試算表、數據庫管理、顯示圖解及日程表）。整個安裝過程十分簡單，方便用戶輕易安裝有關程式。

為將旗下Linux解決方案業務擴展至伺服器市場，本集團已完成開發並在二零零一年三月推出ThizLinux伺服器版本，可應用於內聯網及網絡伺服器方面。

本集團亦已於二零零一年六月推出ThizLinux@School（專為學校而設之ThizLinux桌面版本）之試驗版本。其中包含多種教學／學習工具、教材及教育遊戲。本集團已向香港若干中小學校派發宣傳光碟，以便測試軟件功能及收集意見。本集團將會提升ThizLinux@School之功能特色，有關詳情收錄於本配售章程「未來計劃及前景」一節。

二零零一年五月，本集團參照開源碼辦公室應用技術OpenOffice.org之源碼，完成開發及推出一套辦公室應用軟件，名為「ThizOffice」，此應用軟件可同時在Linux及微軟視窗平台上操作，內置一系列辦公室應用工具，例如文字處理、試算表、表示、繪圖及網頁設計工具等。ThizOffice可支援中英兩種語言，中英語檔案可與微軟辦公室全面兼容。

為推廣本集團旗下之Linux產品，本集團於二零零一年三月推出一套名為「辦公室遷移」之計劃，此為一套提供ThizLinux桌面及伺服器版本，連同軟件安裝及網絡配置服務之套裝服務。ThizOffice在推出後也納入此服務內。

就開發在Linux上操作之應用系統方面，本集團與盛創之全資附屬公司於二零零零年十二月組成合營企業，開發盛創現有之ERP系統在Linux上操作，暫定將以ThizOMS名義推出市場；並於二零零零年十二月與宏駿及遠望分別簽訂意向書，重新開發其各自之應用軟件在Linux上操作。

本集團亦提供有關Linux之培訓及教學服務。本集團提供學習使用ThizLinux之收費培訓課程及舉辦有關Linux之免費講座。由於本集團在二零零一年四月才開始提供收費培訓課程，往績期間並無源自此項業務之收入。

本集團於二零零零年一月開展旗下之Linux解決方案業務。此項業務所錄得營業額乃源自分銷ThizLinux，約佔本集團截至二零零一年三月三十一日止年度總營業額19.7%。

本概要旨在為　閣下提供本配售章程所載資料之總覽，由於僅屬概要，未必載有對　閣下重要之全部資料。　閣下在決定投資配售股份前應參閱整份文件。

任何投資均涉及風險。部份與投資於配售股份有關之特定風險載於本配售章程「風險因素」一節。　閣下在決定投資於本公司前應細閱其中內容。

業務

本集團開發及提供一系列Linux解決方案，包括Linux作業系統（可連同硬件供應商所提供之個人電腦配套銷售）、在Linux上操作之應用系統及相關服務，例如軟件安裝、培訓及教學。為支援本集團之Linux相關業務，本集團亦從事若干附屬業務活動，包括(i)運作互聯網門站，具備功能特色日後再開發成為可供在Linux平台上使用之網上應用系統；(ii)運作B2C電子商貿及B2B電子商貿平台，並透過此等平台推廣及發售本集團之Linux產品；及(iii)提供服務，例如在Linux平台上建立內置Linux兼容程式之網絡設計及網站開發，以及網絡存置等服務。

Linux解決方案

本集團目前有售之Linux產品包括：(i)ThizLinux桌面版本，為適用於個人電腦之Linux作業系統；(ii)ThizLinux伺服器版本，為適用於內聯網及網絡伺服器之Linux作業系統；及(iii)ThizOffice，為辦公室應用軟件。本集團正剛推出ThizLinux@School（專為學校而設之ThizLinux桌面版本）之試驗版本。

本集團已完成開發並在二零零零年六月推出一套供個人電腦使用之Linux作業系統，名為「ThizLinux桌面版本」。目前之ThizLinux桌面版本可支援英語、繁簡體中文。ThizLinux桌面版本主要特色在於使用簡易，可自動安裝、自動配置、自動撤除安裝及自動保存微軟視窗及可轉換語言。董事相信，造成Linux未能在個人電腦市場上大行其道之主要障礙在於其安裝和配置程序略嫌繁複。本集團將ThizLinux桌面版本分銷予電腦供應商（於本身所售賣個人電腦內安裝有ThizLinux）並按每台個人電腦收取費用。本集團亦透過分銷商、零售店及向最終用戶直銷方式以套裝光碟形式分銷ThizLinux桌面版本。ThizLinux桌面版本內置Linux作業系統、網頁瀏覽器、光碟播放裝置、媒體播放裝置、遊戲、辦公室公用程式（其

目　錄

目　錄

閣下僅應根據本配售章程所載資料作出投資決定。

本公司並無授權任何人士向　閣下提供與本配售章程所載者不符之資料。

對於並非載於本配售章程之任何資料或聲明，　閣下均不得視為已獲本公司、保薦人、任何有關公司之董事或任何其他參與配售之人士授權發出而加以信賴。

頁次

二零零一年

配發新股及銷售股份過戶	七月二十六日星期四
在創業板網站*www.hkgem.com* 公佈配售之踴躍程度	七月二十六日星期四
股票寄發日期*(附註)*	七月二十六日星期四
股份開始在創業板買賣	七月二十七日星期五

附註：

1. 透過中央結算系統分發的配售股份股票預期將於二零零一年七月二十六日星期四存入中央結算系統，以記存於承配人或其代理(視情況而定)各自所指定之中央結算系統參與者股份賬戶。承配人不會獲發給臨時所有權文件。

2. **配售並無包銷安排，其須待(其中包括)根據配售集資最少41,055,000元及於配售股份股票寄發日期前收訖有關代價後方可作實。**

有關配售結構之詳情(包括配售之條件)請參閱本配售章程「配售之結構」一節。

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

重要提示

*閣下對本配售章程**如有疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。*

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(於開曼群島註冊成立之有限公司)

於香港聯合交易所有限公司創業板上市

配　售

新股數目	:	**26,000,000股** （視乎超額配股權而定）
銷售股份數目	:	**8,500,000股**
配售價	:	每股股份**1.19元**
面值	:	每股**0.10元**
股份代號	:	**8119**

保薦人

CAPITAL
群益亞洲有限公司

聯席保薦人

寶來證券(香港)有限公司

財務顧問

金鼎綜合證券(香港)有限公司

牽頭經辦人兼帳冊管理人

群益證券(香港)有限公司

牽頭經辦人

寶來證券(香港)有限公司

副牽頭經辦人

時富融資有限公司
第一上海融資有限公司
萬信證券有限公司
富聯證券有限公司
凱基證券亞洲有限公司
金鼎綜合證券(香港)有限公司

二零零一年七月二十日

** 僅供識別*

Typeset and Printed by Equity Financial Press Limited

即時科研集團有限公司*

Thiz Technology Group Limited

(於開曼群島註冊成立之有限公司)

www.thizgroup.com

配售

保薦人

益亞洲有限公司

保薦人

財務顧問

來證券(香港)有限公司

金鼎綜合證券(香港)有限公司

頭經辦人

益證券(香港)有限公司

僅供識別

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司*

(incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS ANNOUNCEMENT*
FOR THE YEAR ENDED 31 MARCH, 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purposes only*

FINAL RESULTS

The board of Directors (the "Board") of Thiz Technology Group Limited ("Thiz" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March, 2002, together with the comparative audited figures for the previous year:

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	2	30,392	4,315
Cost of sales		(16,559)	(2,852)
Gross profit		13,833	1,463
Other revenue		774	358
Selling and distribution expenses		(605)	(817)
General and administrative expenses		(12,821)	(7,063)
Profit/(loss) from operations		1,181	(6,059)
Finance costs		(122)	–
Share of loss of a jointly controlled entity	4	(625)	(160)
Profit/(loss) before taxation	5	434	(6,219)
Taxation	6	(6)	(6)
Profit/(loss) attributable to shareholders		428	(6,225)
Dividend	7	–	–
Earnings/(loss) per share	8		
– Basic (in cents)		0.03	(0.45)
– Diluted (in cents)		0.03	N/A

Notes:

1. **Group reorganisation and basis of preparation**

   The Company was incorporated in the Cayman Islands on 6 December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

On 5 July, 2001, pursuant to a group reorganisation (the "Reorganisation") to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company's shares on GEM, the Company acquired the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited ("Thiz BVI") and the benefits of loans of approximately HK$9,923,000 advanced by Mr. Li Sze Tang and Mr. Wong Hoi Wong to Thiz BVI in consideration of and exchange for the allotment and issue of 209,519 shares of HK$0.10 each and 69,380 shares of HK$0.10 each, respectively in the share capital of the Company credited as fully paid and thereafter the Company became the holding company of its subsidiaries. Details of the Reorganisation are set out in the prospectus issued by the Company dated 20 July, 2001.

The shares of the Company were listed on GEM on 27 July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared on a merger accounting basis as if the Company had always been the holding company of the Group in accordance with Statement of Standard Accounting Practice 27 "Accounting for group reconstruction".

2. Turnover

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, commission income, artwork and Web design services rendered, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover is set out below:–

	2002	2001
	HK$'000	*HK$'000*
Turnover:–		
Distribution of Group's Linux based software products	13,888	850
Sales of computer products	16,484	2,963
Commission income from sales of computer products	3	29
Artwork and Web design services income	17	473
	30,392	4,315

3. Segment information

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products; and

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer accessories.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers.

(a) *Business segments*

The following tables present revenue, profit/(loss) and other segment information for the Group's business segments.

	Software development		Computer products		Consolidated	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:–						
Sales to external customers	13,905	1,323	16,487	2,992	30,392	4,315
Segment results	4,927	(743)	(2,017)	(3,122)	2,910	(3,865)
Interest income					179	12
Unallocated income					553	346
Unallocated expenses					(2,461)	(2,552)
Profit/(loss) from operations					1,181	(6,059)
Finance costs					(122)	–
Share of loss of jointly controlled entity	(625)	(160)			(625)	(160)
Profit/(loss) before taxation					434	(6,219)
Taxation					(6)	(6)
Profit/(loss) attributable to shareholders					428	(6,225)
Other segment information:–						
Depreciation	90	37	42	70	177#	107
Amortisation	84	–	–	–	84	–

Note #: Included unallocated depreciation of HK$45,000.

(b) *Geographical segments*

The following table presents revenue information for the Group's geographical segments.

	Hong Kong		Taiwan		Other		Consolidated	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:–								
Sales to external customers	12,594	4,075	12,446	–	5,352	240	30,392	4,315

4. Share of loss of a jointly controlled entity

The amount represents the share of loss of Thiz Grandmass ERP Systems Limited ("Thiz ERP") for the year ended 31 March, 2002.

5. **Profit/(loss) before taxation**

	2002 *HK$'000*	2001 *HK$'000*
Profit/(loss) before taxation is arrived at after charging:–		
Cost of inventories sold	16,196	2,749
Depreciation	177	107
Amortisation of product development costs	84	–
Interests on bank borrowings wholly repayable within five years	122	–

6. **Taxation**

	2002 *HK$'000*	2001 *HK$'000*
The Group		
Hong Kong profits tax	–	–
Elsewhere	6	6
	6	6

No provision for Hong Kong profits tax has been made as the Group has no assessable profits.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the year.

7. **Dividend**

No dividend has been paid or declared by the Company since the date of its incorporation.

8. **Earnings/(loss) per share**

The calculation of basic earnings per share for the year ended 31 March, 2002 is based on the profit attributable to shareholders of HK$428,000 and the weighted average of 1,571,158,000 ordinary shares that would have been in issue throughout the year as if the Company had been the holding company of the Group since the beginning of the year.

The calculation of diluted earnings per share for the year ended 31 March, 2002 is based on the profit attributable to shareholders for the year of HK$428,000. The weighted average number of ordinary shares used in the calculation is the 1,571,158,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 6,342,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share options were granted.

The calculation of the basic loss per share for the year ended 31 March, 2001 is based on the loss attributable to shareholders of HK$6,225,000 and on the 1,394,500,000 shares in issue immediately preceding the new issue of 260,000,000 shares as adjusted for the subdivision of shares of the Company on 23 January, 2002.

9. **Reserves**

(i) The Group

	Share premium *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Accumu-lated losses *HK$'000*	Total *HK$'000*
At 1.4.2000	–	380	–	(5,348)	(4,968)
Loss attributable to shareholders	–	–	–	(6,225)	(6,225)
At 31.3.2001 and 1.4.2001	–	380	–	(11,573)	(11,193)
Arising on the Reorganisation	–	(20)	–	–	(20)
Capitalisation of loans from shareholders	9,916	–	–	–	9,916
Premium arising on placing of shares	28,340	–	–	–	28,340
Share issue expenses	(4,766)	–	–	–	(4,766)
Capitalisation issue	(13,917)	–	–	–	(13,917)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	–	–	5	–	5
Profit attributable to shareholders	–	–	–	428	428
At 31.3.2002	19,573	360	5	(11,145)	8,793

(ii) The Company

	Share premium *HK$'000*	Special reserve *HK$'000*	Exchange reserve *HK$'000*	Accumu-lated losses *HK$'000*	Total *HK$'000*
Capitalisation of loans from shareholders	9,916	–	–	–	9,916
Premium arising on placing of shares	28,340	–	–	–	28,340
Share issue expenses	(4,766)	–	–	–	(4,766)
Capitalisation issue	(13,917)	–	–	–	(13,917)
Loss for the period	–	–	–	(1,836)	(1,836)
At 31.3.2002	19,573	–	–	(1,836)	17,737

Note:

(a) The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the Reorganisation.

(b) The Company had distributable reserves of approximately HK$17,737,000 at 31 March, 2002. Under the Companies Law (2000 Revision) of the Cayman Islands, the share premium is distributable to the shareholders of the Company, provided that immediately following the date on which the dividends is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

On 27 July, 2001, the Group was successfully listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited and raised approximately HK$26 million after deduction of the related expenses. The net proceeds from the share offer provided funding for the Group's development plans, strategic investments and additional general working capital.

Results

The audited consolidated turnover of the Group for the year ended 31 March, 2002 was approximately HK$30,392,000 (2001: HK$4,315,000). The substantial increase in revenue of the Group was attributable to the sale of computer products and the distribution of Group's Linux based software products.

The audited profit attributable to shareholders of the Group and earnings per share for the year ended 31 March, 2002 were approximately HK$428,000 and HK$0.03 cents respectively. Compared with the corresponding year ended 31 March, 2001, which recorded loss attributable to shareholders of approximately HK$6,225,000, the increase of profit during the year under review reflected the substantial increase in income from distribution of Group's Linux based software products.

Segment information

The Group is principally engaged in two business segments in three geographical regions. The Group presented its segment information based on nature of their operations and the products and services they provided.

Financial resources and liquidity

As at 31 March, 2002, shareholders' funds of the Group amounted to approximately HK$25,338,000. Current assets amounted to approximately HK$23,565,000, of which approximately HK$14,615,000 were cash and bank deposits. Current liabilities of approximately HK$3,037,000 mainly comprised of its trade payables, other payables and accruals.

As at 31 March, 2002, the Group had net current assets of approximately HK$20,528,000. The Group's financial position is healthy, positioning the Group advantageously to expand its core business and to achieve its business objectives.

The gearing ratio calculated on the basis of total liabilities over the total shareholders' funds as at 31 March, 2002 is 12.0%.

Since the functional currencies of the Group's operations are Hong Kong dollars and Renminbi ("RMB"), the Directors consider that the potential foreign exchange exposure of the Group is limited.

Charges on Group's assets and contingent liabilities

At 31 March, 2002, the time deposit of HK$300,000 has been pledged to a bank to secure general banking facilities of HK$300,000 being the credit limit of corporate credit card granted to the Group.

As at 31 March, 2002, the Group had no material contingent liabilities.

Employees and remuneration policies

The Group recognises the importance of training to its staff. In addition to on-the-job training, the Group regularly provides external training for its staff to enhance technical or product knowledge.

As at 31 March, 2002, the Group had 70 employees, including directors of the Company. Total staff costs for the year under review, including directors' remuneration, amounted to approximately HK$10,222,000. The Group's remuneration policies are in line with the prevailing market practice and are determined on the basis of the performance and experience of individual employees. The Group also provides retirement schemes and medical insurance scheme for its employees.

The Group has adopted a share option scheme pursuant to which the Directors may grant options to persons including executive directors, employees of the Group to acquire shares of the Company. The Directors consider that the share option scheme assists in the recruitment and retention of high calibre executives and employees.

Others

On 28 March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a joint venture, JingShi Thizlinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement (which is not legally binding until the entering into of the joint venture supplemental agreement dated 3 June, 2002 as detailed below), the Company, EIIL and BNU will contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV.

On 3 June, 2002, the Company, EIIL and BNU have entered into a joint venture supplemental agreement whereby the three parties shall set up/develop the 100 JingShi Thizlinux Internet Course Programs (the "Programs"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programs whereas BNU is not required to invest capital but will be responsible for the development, design of the courses and the provision of course contents.

The entering into of the aforementioned agreements constitutes major and connected transaction for the Company, which is subject to the approval of shareholders of the Company except EIIL and its associates under the GEM Listing Rules.

Further details are set out in the announcement of the Company dated 3 June, 2002.

BUSINESS REVIEW

Continuous Demand of Linux Software in the Greater China Region

China is now the seventh biggest economy in the world, with an annual GDP of over US$1 trillion. With a 1.3 billion population, it represents the largest global consumer market and clearly indicates that opportunities in Greater China are extremely lucrative. The software industry in China is relatively underdeveloped as compared to countries in the West. Hence, Thiz is highly confident of the growth potential in the PRC software industry.

Revenue from the Linux market is expected to surge tremendously as it is witnessing a compound annual growth rate ("CAGR") of 88%, jumping from US$2 billion in 2000 to over US$12 billion in 2003, according to WR Hambrecht + Co ("WRH"). It is also expected that revenue from the sale of Linux operating system software will grow from approximately US$ 160 million in 2000 to over US$700 million in 2003, representing a CAGR of 67%. International Data Corporation ("IDC") have projected that usage of Linux will experience faster growth than any other operating systems by 2003. WRH expects revenue from Linux hardware (including servers, server appliances and desktop workstations bundled with Linux applications) to grow from approximately US$1.2 billion in 2000 to over US$7.7 billion in 2003, with a CAGR of 83%. Given the reliability, security and continuous improvement of open source software, coupled with the added advantage of low cost, Thiz is positive that Linux will continue to be a preferred solution for many users.

Why Linux?

A number of factors have contributed to the strong growth of Linux solutions. As an open source software, Linux benefits from the rapid development and higher quality. It also allows for the development of customized solutions at a significantly lower cost than that of proprietary software. The cost of ownership for Linux software is also considerably more economical than proprietary software. Furthermore, given the governmental and industry onslaught on pirated software, which in an unofficial estimate represents nearly 50% of all computer software used in business, the lower costs of open source software will drastically increase the demand of Linux products.

Thiz's Strategies

Unlike most Linux developers that concentrate on server software development, Thiz is principally focused on the development of Linux applications for PC users. In light of the crackdown by the PRC, Hong Kong and Taiwan governments on the use of pirated software and improved protection of intellectual property rights, end users are increasingly demanding more economical software alternatives. By utilizing the open source software that Linux offers, Thiz can provide end users with more cost-efficient software solutions.

The quick development cycle of the Group's Linux applications is one of its key strengths. While the core Linux program ("Kernel") can be downloaded for free, the format is too complex and sophisticated for ordinary end users with limited IT knowledge. Therefore, Thiz aims to offer user-friendly software applications that facilitate end users to utilize the Linux platform in a simple and convenient manner. With its strong R&D capabilities, new programs and applications are developed rapidly by the Group to meet market demands and needs. Since the Kernel is updated frequently, Thiz decided to locate its core R&D center in Hong Kong where information source is more abundant as an effort to ensure that its high programming standards can be complied with.

To establish a stable revenue base and to boost its brand name within the shortest period of time, the Group has entered into agreements with quality motherboard manufacturers to bundle Thiz's software with motherboards. Together with the agreement signed with Taiwan IBM to co-brand Linux products, these are cost-effective method to acquire new end users, so as to familiarize and inform them of the benefits of Thiz products.

In particular, Thiz strives to expand its market share in two major sectors- education and government. The education sector is highly lucrative as cost-effectiveness is always a major concern for schools and institutions due to the limited resources. Furthermore, since the Group is keen on introducing the Linux platform to prospective end users as early as possible, the education sector allows Thiz to effectively tap into the next generations of tomorrow's market. The Group thus established a Joint Venture with Beijing Normal University to jointly develop long-distance degree programs for teachers, hoping to introduce Thiz Linux to the students curriculum as early as possible.

The government sector is also immensely attractive to the Group. Government authorities also are inhibited by cost considerations and require customized solutions that fit their needs, and Thiz's Linux applications can successfully fulfill these criteria. Furthermore, by penetrating the government sector, the Group can also tap into new markets, as many corporations also prefer to use the same software as government authorities for convenience.

OUTLOOK

Due to its low cost and user-friendliness, Linux has come to be one of the preferred systems for government, educational institutions, corporations and SME markets. Demand for Linux software is growing rapidly as users have become increasingly aware of the cost savings that it can bring. Given that the Linux market in Greater China is a high-growth and high-return industry, Thiz will focus on the development of new Linux solutions, as well as upgrading existing software.

Thiz is committed to becoming a global leader in the provision of Linux application software. The Group aims to capitalize on the growing popularity of the Linux platform to increase returns for all stakeholders. Thiz will maintain its strong market position by leveraging on its efficient and effective R&D team to continuously develop both new products and to upgrade existing versions. Marketing efforts will be strengthened in the Greater China region to exploit the vast opportunities that exist there.

The Group will also seek to increase its global coverage and presence by striking strategic alliances with well-established corporations in the computer and software industries. Another major growth strategy for Thiz is to increase its market share in the PRC by continuing to promote and devise Linux solutions for the education sector.

Thiz is dedicated to strengthening its position as the Linux software provider in the Greater China region, while aiming to become the world's leading Linux application software provider. By developing and diversifying Linux-based applications, from ERP, operating and application systems, point-of-sales to other enterprise software, the Group seeks to provide the most cost-efficient and effective computing solutions to end users throughout the world.

USE OF PROCEEDS

The proceeds from the issue of new shares pursuant to a placing of the Company in July, 2001, after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint venture for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 31 March, 2002.

	Originally planned up to 31 March, 2002* *HK$'000*	**Amount utilized up to 31 March, 2002** *HK$'000*
Contribution to the joint ventures to develop application software on Linux	2,100	1,274
Setting up sales office in Beijing	1,500	2,734
Marketing and promotion	2,500	2,277
Enhancement of the Group's existing Linux products	2,000	2,691
Development of Web applications and other computing products/services	500	1,621
Purchase of hardware equipment	400	184
Total	9,000	10,781

* *Amounts are extracted from the Company's prospectus dated 20 July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

PROGRESS AGAINST BUSINESS OBJECTIVE

	Business objectives up to 31 March, 2002 as stated in prospectus	Actual business progress up to 31 March, 2002
Develop and improve ThizLinux	– Launch ThizLinux destop version to run in French	– Completed in October, 2001
	– Launch ThizLinux manual	– Completed in October, 2001
	– Launch ThizLinux desktop version in Spanish	– Completed in October, 2001
	– Launch ThizLinux@School	– Launched in October, 2001
Develop applications software on Linux platform with joint venture partners	– Launch ThizOMS	– A similar program called Thiz Trading was launched in January, 2002
	– Distribute ThizOMS in the PRC	– The Group is still in discussions with various PRC distributors and has not appointed a distributor thus the product is not distributed in the PRC yet.
	– Signed binding agreements with Yuan Wang and Great Asia Development Limited ("GA") to re-develop applications on Linux	– Group started developing accounting software in house instead
	– Start development work of an accounting software that runs on Linux with GA	– Group started developing accounting software in house instead
	– Obtain PRC approval for setting up Yuan Wang JV	– Group has developed an "Web-based education" and "office information system" in house instead
Develop Linux compatible Web application softwares based on features of the Group's portals	– Develop and launch Linux compatible office administration system software	– A Linux compatible office administration system software called Click2Office was launched in December, 2001

	Business objectives up to 31 March, 2002 as stated in prospectus	Actual business progress up to 31 March, 2002
Develop other computing products/services	– Launch home server bundle	– Diskless has already launched in December, 2001
	– Develop and launch standardized Web design package service	– Specification being studied
	– Develop and launch wireless Internet products	– Company completed set-top box wireless programming
Marketing strategies	– Free samples of ThizLinux desktop version 4.2 to magazine readers	– Free samples were distributed to the readers of the magazine, Advanced Computing readers in May, 2001
	– Joint promotion with training center to promote ThizLinux and ThizOffice	– Joint promotion with training centres such as Hong Kong Baptist University, ABRS, Linux workshop with CITA, Unisoft and VTC, providing free Linux class for end-users
	– Seminar on Office Migration program	– Jointed with Linux Pilot (Linux Festival), CITA and Hong Kong Linux User Group providing seminars to the public
	– Press conference for ThizOMS launch	– Not applicable as Thiz launched a similar program called Thiz Trading in February, 2002
	– Set up marketing office in Beijing of the PRC	– Beijing office was set up in December, 2001
	– Joint promotion with education organization for ThizLinux@School	– Hosted booths and provided summer training workshops with School Zone, HKFEW, HK Education Department, Education City and Education Software Platform for primary and secondary teachers and students

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

For the year ended 31 March, 2002, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedure since the listing of its shares on the GEM on 27 July, 2001.

PUBLICATION OF INFORMATION ON GEM WEBSITE

The Annual Report of the Group will be published on the GEM website on or before 30 June, 2002, in compliance with the Rule 18.50C of the GEM Listing Rules.

By Order of the Board
Li Sze Tang
Chairman

Hong Kong, 19 June, 2002

This announcement will remain in the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its publication.

Yearly Results announcement form

Name of listed company : Thiz Technology Group Limited

Stock code : 8119

Year end date : 31/03/2002

Auditors' report :

Qualified
Modified
X Neither

Important Note :

This result announcement form only contains extracted information from and should be read in conjunction with the detailed results announcement of the issuer, which can be viewed on the GEM website at http://www.hkgem.com

Final Results Announcement		(Audited) Current Period from 01/04/2001 to 31/03/2002 HK$'000	(Audited) Last Corresponding Period from 01/04/2000 to 31/03/2001 HK$'000
Turnover	:	30,392	4,315
Profit/(Loss) from Operations	:	1,181	-6,059
Finance cost	:	-122	0
Share of Profit/(Loss) of Associates	:	0	0
Share of Profit/(Loss) of Jointly Controlled Entites	:	-625	-160
Profit/(Loss) after Taxation & MI	:	428	-6,225
% Change Over the Last Period	:	N/A %	
EPS / (LPS) - Basic	:	0.03 cents	-0.45 cents
- Diluted	:	0.03 cents	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit (Loss) after ETD Items	:	428	-6,225
Final Dividend per Share	:	NIL	NIL
(specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A to	N/A bdi.
Payable Date	:	N/A	
B/C Dates for AGM/SGM	:	N/A to	N/A bdi.
Other Distribution for Current Period	:	NIL	
B/C Dates for Other Distribution	:	N/A to	N/A bdi.

(bdi: both days inclusive)

For and on behalf of
Thiz Technology Group Limited

Signature :
Name : Sum Yan Ning
Title : Company Secretary

Responsibility statement

The directors of the Company (the "Directors") as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this results announcement form (the "Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information are accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make the Information herein inaccurate or misleading.
The Directors acknowledge that the Stock Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange

in connection with or relating to the Information.

Remarks:

1. Group reorganisation and basis of preparation of consolidated income statements

The Company was incorporated in the Cayman Islands on 6th December, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

Pursuant to a group reorganisation (the ¡§Reorganisation¡¨) to rationalise the structure of the Company and its subsidiaries in the preparation for the listing of the Company¡¦s shares on the GEM, the Company issued shares in exchange for the entire issued share capital of Thiz Technology Group (BVI) Holdings Limited and its subsidiaries and thereby became the holding company of the Group on 5th July, 2001.

The shares of the Company have been listed on the GEM of the Stock Exchange with effect from 27th July, 2001.

The Group resulting from the Reorganisation is regarded as a continuing entity. Accordingly, the consolidated income statements have been prepared on a merger accounting basis as if the Company had always been the holding company of the Group in accordance with Statement of Standard Accounting Practice 27 'Accounting for group reconstruction'.

The principal accounting policies adopted in preparing the audited results conform with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

2. Earnings / (Loss) per share

The calculation of basic earning per share for the year ended 31st March, 2002 is based on the profit attributable to shareholders of HK$428,000 and the weighted average of 1,571,158,000 ordinary shares that would have been in issue throughout the year as if the Company had been the holding company of the Group since the beginning of the year.

The calculation of diluted earnings per share for the year ended 31st March, 2002 is based on the profit attributable to shareholders for the year of HK$428,000. The weighted average number of ordinary shares used in the calculation is the 1,571,158,000 ordinary shares, as used in the basic earnings per share calculation and the weighted average of 6,342,000 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options on the date when the share option were granted.

The calculation of the basic loss per share for the year ended 31st March, 2001 is based on the loss attributable to shareholders of HK$6,225,000 and on the 1,394,500,000 shares in issue immediately preceding the new issue of 260,000,000 shares as adjusted for the subdivision of shares of the Company on 23 January, 2002.